Confidential Draft Submission No. 4 submitted to the Securities and Exchange Commission on February 7, 2014.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

under

the Securities Act of 1933

Five9, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7372	94- 3394123
(State or other jurisdiction of incorporation or organization)	(Primary Standard industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Bishop Ranch 8

4000 Executive Parkway, Suite 400

San Ramon, CA 94583

(925) 201-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael Burkland

Chief Executive Officer

Five9, Inc.

Bishop Ranch 8

4000 Executive Parkway, Suite 400

San Ramon, CA 94583

(925) 201-2000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Timothy R. Curry Ruben A. Garcia Jones Day 1755 Embarcadero Road Palo Alto, CA 94303 (650) 739-3939	Anthony J. McCusker Richard A. Kline Goodwin Procter LLP 135 Commonwealth Drive Menlo Park, California 94025 (650) 752-3100

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☑ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.001 par value per share	$	$

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated February 7, 2014

Prospectus

                          Shares

Common Stock

This is the initial public offering of common stock by Five9, Inc. We are offering              shares of common stock.

The estimated initial public offering price is between $         and $         per share. Currently, no public market exists for the shares. We intend to apply to list our shares of common stock on the New York Stock Exchange under the symbol “FIVN.”

We are an “emerging growth company” as defined under the federal securities laws. Investing in our common stock involves risks. See “Risk Factors” beginning on page 11 of this prospectus.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts(1)	$	$
Proceeds to us (before expenses)	$	$

(1)	Please see “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters a 30-day option to purchase up to an additional              shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                     , 2014.

J.P. Morgan	Barclays	BofA Merrill Lynch

Pacific Crest Securities	Canaccord Genuity	Needham & Company

Prospectus dated                     , 2014

Create Powerful Customer Connections

Cloud Contact Center Software

Five9™

Five9 delivers exceptional customer experiences, by moving contact centers to the cloud

Customer Channels
Phone
Chat
Email
Web
Social Media
Mobile
Management Applications
Workforce Management
Reporting
Quality Management
Supervisor
Inbound
Customer Service
Blended
Five9
VCC Cloud Platform
Blended
Sales & Marketing
Outbound
Integrations
CRM & Other Business Applications
Agent & Self Service Resources
In-house Agents
Outsourced Agents
Work-at-home Agents
Experts
Self Service

12
years of providing cloud contact center software

1,900
customers

3 Billion+
annual customer interactions

100%+*
annual dollar based retention

*For quarters ending March 31, 2012–September 30, 2013

Quarterly Revenue ($millions)

14.3
15.0
16.2
18.3
19.1
20.3
21.1
Q1 12
Q2 12
Q3 12
Q4 12
Q1 13
Q2 13
Q3 13
Q4 13

Annual Revenue ($millions)

19.5
25.6
43.2
63.8
2009
2010
2011
2012
2013

You should rely only on the information contained in this prospectus and in any related free writing prospectus prepared by or on behalf of us. Neither we nor the underwriters have authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus or any related free writing prospectus. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including                     , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

For investors outside the United States: neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

PROSPECTUS SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read the entire prospectus, including the consolidated financial statements and the related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Unless the context requires otherwise, the words “Five9,” “we,” “company,” “us” and “our” refer to Five9, Inc. and its wholly-owned subsidiaries.

Overview

Five9 is a pioneer and leading provider of cloud software for contact centers. Since our inception, we have exclusively focused on delivering our platform in the cloud and are disrupting a significantly large market by replacing legacy on-premise contact center systems. Our mission is to empower organizations to transform their contact centers into customer engagement centers of excellence, while improving business agility and significantly lowering the cost and complexity of their contact center operations. Our purpose-built, highly scalable and secure Virtual Contact Center, or VCC, cloud platform delivers a comprehensive suite of easy-to-use applications that enable the breadth of contact center-related customer service, sales and marketing functions. We facilitate over three billion interactions between our more than 2,000 clients and their customers per year and believe our ability to combine software and telephony into a single unified platform that is delivered in the cloud creates a significant barrier to entry.

Our solution, which is comprised of our VCC cloud platform and applications, allows simultaneous management and optimization of customer interactions across voice, chat, email, web, social media and mobile channels, either directly or through our application programming interfaces. Our VCC cloud platform matches each customer interaction with an appropriate agent resource and delivers relevant customer data to the agent in real-time through integrations with adjacent enterprise applications, such as customer relationship management software, to optimize the customer experience and improve agent productivity. Delivered on-demand, our solution enables our clients to quickly deploy agent seats in any geographic location with only a computer, headset and broadband internet connection, and rapidly adjust the number of contact center agent seats in response to changing business requirements. Unlike legacy on-premise contact center systems, our solution requires minimal up-front investment, can be rapidly deployed and is maintained by us in the cloud.

Our sales model consists of a field sales team that sells our solution into larger opportunities and a telesales team that sells our solution into smaller opportunities. We have developed a proven, high velocity, metrics-driven sales and marketing strategy designed to effectively identify, qualify and close sales opportunities. We have also developed a large ecosystem of technology and system integrator partners to help increase awareness of our solution in the market and drive incremental sales opportunities with new and existing clients.

We provide our solution through a Software-as-a-Service, or SaaS, business model with recurring subscriptions based primarily on the number of agent seats and minutes of usage of our VCC cloud platform, as well as the specific functionalities and applications our clients deploy. Our recurring revenue model combined with strong revenue retention have enhanced our ability to forecast our financial performance and plan future investments.

We have achieved significant growth in recent periods. For the years ended December 31, 2011 and 2012, and the nine months ended September 30, 2012 and 2013, our revenues were $43.2 million, $63.8 million, $45.6 million and $60.5 million, respectively, representing period-over-period growth of 48% and 33%, respectively. We incurred net losses of $7.9 million, $19.3 million, $13.6 million and $22.7 million for the years ended December 31, 2011 and 2012, and for the nine months ended September 30, 2012 and 2013, respectively, as a result of increased investment in our growth.

Industry Overview

Contact centers must evolve in today’s rapidly changing technology environment

Contact centers are vital hubs of interaction between organizations and their customers and are mission critical to the successful execution of customer service, sales and marketing strategies. Today, customers increasingly expect seamless and personalized communications across multiple channels, including voice, chat, email, web, social media and mobile. In addition, organizations seek to enhance the efficiency of their contact centers by managing agent utilization and unifying geographically dispersed operations. In order to meet these changing demands, contact centers must upgrade their existing on-premise contact center systems or migrate their contact center operations to the cloud.

Legacy on-premise contact center systems are inefficient

The majority of contact center operations today rely on legacy on-premise contact center systems that include business workflows, as well as hardware and software architectures designed more than a decade ago. Key shortcomings of these legacy systems include:

•	Long and complex implementation and upgrade cycles. Implementation and upgrades of legacy on-premise contact center systems require long deployment timelines and complex integrations with other enterprise systems, which frequently result in significant expenditures of time, resources and capital;

•	Inflexible resource deployment. Most legacy on-premise contact center systems do not provide the flexibility to easily manage remote agents and quickly adjust agent seats to accommodate peak call volumes. As a result, organizations are typically unable to quickly scale their contact center operations in response to changing business needs; and

•	Duplicative technology stacks across multiple sites. Organizations must integrate multiple contact center sites to drive efficiency and create a unified customer view. However, the use of legacy on-premise contact center systems often results in dissimilar solutions at each site and integration of these contact center sites requires significant ongoing investment.

Our Opportunity

Based on our current product offerings and historical average annual recurring revenue per seat, we believe that the market for our solution is approximately $22 billion annually worldwide. Gartner estimates that there were 14.5 million contact center agents worldwide in 2012 and forecasts that the cloud penetration of the contact center market in North America will more than double from 5% of total contact center agents in 2012 to 13% in 2016. We believe the adoption of cloud contact center software solutions is increasing rapidly as a result of several distinct trends. The increasing adoption of cloud computing, especially within customer relationship management, or CRM, is creating strong demand for integrated cloud contact center software solutions. Cloud contact center software solutions now offer the functionality required by large, complex enterprise contact centers. Furthermore, we believe organizations typically refresh their on-premise contact center systems every 8-10 years, which provides an ongoing opportunity for cloud solutions to replace legacy on-premise contact center systems when these refresh decisions arise.

Our Solution

We deliver a comprehensive cloud software solution for contact centers. Our solution enables organizations of all sizes to optimize their contact center operations by enhancing agent productivity, improving customer satisfaction and driving cost efficiency. Our solution facilitates inbound customer-initiated interactions and outbound agent-initiated interactions and includes features such as automatic call distribution, interactive voice response, computer-telephony integration, outbound dialers and multi-channel capabilities.

Our cloud contact center software solution includes the following key elements:

•	Rapid implementation, seamless updates and pre-built integrations. Our solution can be deployed and updated quickly with minimal disruption to our clients’ contact center operations and provides pre-built integrations with leading CRM and other enterprise applications.

•	Highly flexible platform. Our solution provides easy administration, configuration and role-based functionalities for agents, supervisors and administrators, and enables the rapid adjustment of agent seats to meet changing contact center volumes.

•	Scalable, secure and reliable multi-tenant architecture. Our solution provides organizations of all sizes with the robust contact center functionality, scalability, flexibility and security required in the most sophisticated and distributed environments.

Our solution is designed to provide the following key benefits to our clients:

•	Higher agent productivity. Our solution empowers greater agent productivity and utilization by allowing agents to handle both inbound and outbound calls and interact with customers across multiple other channels, including chat, email, web, social media and mobile.

•	Improved customer satisfaction. Our solution routes each customer interaction to an appropriate agent resource and, through integrations with CRM applications, provides agents with immediate access to the most current, relevant and accurate information about the customer, resulting in increased first contact resolutions and a more satisfying experience for the customer.

•	Enhanced end-to-end visibility. Our VCC cloud platform integrates our clients’ deployments across multiple contact center locations, providing an organization-wide view of their contact center operations. Our solution also enables our clients to quickly shift agent resources and adjust agent seats in response to changing business requirements, which results in higher agent utilization.

•	Greater operational efficiency. Our solution provides contact center managers with significant visibility into their agents’ productivity and the efficiency and performance of their campaigns.

•	Compelling value proposition. We provide a unified cloud-based software and telephony platform for contact center operations, which enables our clients to simplify their technology infrastructure and streamline IT costs.

Our Competitive Strengths

We believe that our position as a leading provider of cloud contact center software results from several key competitive strengths, including:

•	Cloud-based, enterprise-grade platform and end-to-end application suite. Our highly scalable, secure, multi-tenant architecture enables us to serve large, distributed enterprises with complex contact center requirements, as well as smaller organizations, all from a single cloud platform.

•	Rapid deployment of our comprehensive solution. Our solution enables our clients to quickly deploy and provision agent seats in any geographic location with only a computer, headset and broadband internet connection, and rapidly adjust the number of contact center agent seats in response to changing business requirements.

•	Proven, repeatable and scalable go-to-market model. We engage with our clients through a highly scalable and metrics-driven sales and marketing organization that effectively identifies, qualifies and closes sales opportunities. The deep domain expertise of our field sales team is instrumental in selling to larger opportunities and our highly efficient telesales model enables us to cost-effectively identify, qualify and close a high volume of smaller opportunities.

•	Established market presence and a large, diverse client base. We have a large, diverse client base of over 2,000 organizations across multiple industries. The performance, reliability, ease of use and comprehensive nature of our solution has resulted in high client satisfaction and retention.

•	Extensive partner ecosystem. We have cultivated a robust ecosystem of partners, including a variety of leading CRM software vendors such as Salesforce.com, Inc. and Oracle Corporation, system integrators, analytics, workforce management and performance management software vendors and telephony providers.

•	Focus on innovation and thought leadership. Since our inception, we have been an innovator of cloud contact center software. Our investment in research and development has driven our growth and enabled us to deliver a cloud contact center software solution with the features and functionality to power the most complex contact centers.

Our Growth Strategy

Our objective is to strengthen our position as a leader in cloud contact center software. To accomplish this goal, we are pursuing the following growth strategies:

•	Capture increased market share. We believe there is a substantial opportunity for us to win new clients and increase our market share given the strength and client benefits of our cloud solution.

•	Continue to increase sales in our existing client base. We intend to increase the number of agents using our solution within our existing clients as they experience the benefits of our cloud solution.

•	Maintain our innovation leadership by strengthening and extending our solution. We intend to continue to make significant investments in research and development to strengthen our existing solution and develop additional industry-leading contact center features and applications.

•	Expand internationally. We plan to increase our sales capabilities internationally by expanding our direct sales force and collaborating with strategic partners worldwide to target these markets and grow our international client base.

•	Further develop our partner ecosystem. We have established strong partner relationships with organizations in the contact center ecosystem to further enhance the value of our enterprise-class cloud platform and intend to continue to cultivate new relationships to enhance the value of our solution and drive sales.

•	Selectively pursue acquisitions. In addition to organically developing and strengthening our solution, we intend to actively and selectively explore acquisition opportunities of companies and technologies to expand the functionality of our solution, provide access to new clients or markets, or both.

Risk Factors

Before you invest in our stock, you should carefully consider all of the information in this prospectus, including matters set forth under the heading “Risk Factors.” Risks relating to our business include, among others, that:

•	our quarterly and annual results may fluctuate significantly, may not fully reflect the underlying performance of our business and may result in decreases in the price of our common stock;

•	if we are unable to attract new clients or sell additional services and functionality to our existing clients, our revenue and revenue growth will be harmed;

•	our recent rapid growth may not be indicative of our future growth, and if we continue to grow rapidly, we may fail to manage our growth effectively;

•	the markets in which we participate are highly competitive, and if we do not compete effectively, our operating results could be harmed;

•	if we fail to manage our technical operations infrastructure, our existing clients may experience service outages, our new clients may experience delays in the deployment of our solution and we could be subject to, among other things, claims for credits or damages;

•	if our dollar-based retention rate declines, our revenues, gross margins and net income could decrease and we may be required to spend more money to grow our client base and maintain our revenues;

•	we sell our solution to larger organizations that require longer sales and implementation cycles and often demand more configuration and integration services or customized features and functions that we may not offer, any of which could delay or prevent these sales and harm our growth rates, business and operating results;

•	because most of our revenue is derived from existing clients, downturns or upturns in new sales will not be immediately reflected in our operating results and may be difficult to discern;

•	we rely on third-party telecommunications and internet service providers to provide our clients and their customers with telecommunication services and connectivity to our cloud contact center software and any failure by these service providers to provide reliable services could subject us to, among other things, claims for credits or damages;

•	we have a history of losses and we may be unable to achieve or sustain profitability; and

•	our directors, executive officers and significant stockholders, who after this offering will hold approximately % of the voting power of our outstanding capital stock, will continue to have substantial control over us after this offering and could delay or prevent a change in corporate control.

Company Information

Our principal executive office is located at Bishop Ranch 8, 4000 Executive Parkway, Suite 400, San Ramon, CA 94583 and our telephone number is (925) 201-2000. Our website address is www.five9.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part. We were incorporated in Delaware in 2001.

We own or have rights to trademarks or trade names that we use in connection with the operation of our business, including our corporate names, logos and website names. In addition, we own or have the rights to copyrights, trade secrets and other proprietary rights that protect the content of our products and formulations for such products. Solely for convenience, some of the copyrights, trademarks and trade names referred to in this prospectus are listed without the ©, ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our copyrights, trademarks and trade names.

THE OFFERING

Common stock offered by us	shares

Option to purchase additional shares offered by us	shares

Common stock to be outstanding after this offering	shares, or shares if the underwriters exercise their option to purchase additional shares in full.

Use of proceeds	We intend to use the net proceeds from this offering for general corporate purposes, which we expect to include growing our business by expanding our direct sales force and investing to grow our international client base, as well as other working capital, operating expenses and capital expenditures. Additionally, we may use a portion of the net proceeds to acquire complementary businesses, technologies or other assets. However, we do not have agreements or commitments for any acquisitions at this time.

Directed share program	The underwriters have reserved for sale at the initial public offering price up to 5% of the common stock being offered by this prospectus for sale to our employees, executive officers, directors, business associates and related persons who have expressed an interest in purchasing common stock in this offering. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Please see “Underwriting.”

Proposed NYSE symbol	“FIVN”

The number of shares of our common stock that will be outstanding after this offering is based on 144,190,363 shares of our common stock (including preferred stock on an as-converted basis) outstanding as of December 31, 2013, and excludes:

•	30,549,377 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of December 31, 2013, with a weighted average exercise price of $0.82 per share;

•	1,562,708 shares of our common stock, on an as-converted basis, issuable upon the exercise of warrants outstanding as of December 31, 2013, with a weighted average exercise price of $0.22 per share; and

•	shares of our common stock reserved for future issuance under our equity incentive plans, consisting of:

¡	1,201,690 shares of our common stock reserved for future issuance under our Amended and Restated 2004 Equity Incentive Plan, as amended, or our 2004 Plan;

¡	shares of our common stock reserved for future issuance under our 2014 Equity Incentive Plan, or our 2014 Plan; and

¡	shares of our common stock reserved for future issuance under our 2014 Employee Stock Purchase Plan, or our ESPP.

Our 2014 Plan and ESPP each provide for annual automatic increases in the number of shares reserved thereunder and our 2014 Plan also provides for increases in the number of shares that may be granted thereunder based on shares under our 2004 Plan that expire, are forfeited or are otherwise repurchased by us, as more fully described in the section titled “Executive Compensation — Employee Benefit and Stock Plans.”

Except as otherwise indicated, all information in this prospectus assumes:

•	the automatic conversion of all outstanding shares of our series A-2 preferred stock, series B-2 preferred stock, series C-2 preferred stock and series D-2 preferred stock into pre-stock split shares of common stock at a conversion ratio of 1:1, the conversion of which will occur in connection with this offering;

•	the filing and effectiveness of our amended and restated certificate of incorporation in Delaware to give effect to a : reverse stock split of our outstanding common stock and the effectiveness of our amended and restated bylaws, each of which will occur prior to the completion of this offering; and

•	no exercise of the underwriters’ option to purchase additional shares.

SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

The following table sets forth, for the periods and dates indicated, our summary historical financial and operating data. The following summary consolidated statement of operations data for the years ended December 31, 2011 and 2012 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for the nine months ended September 30, 2012 and 2013 and the consolidated balance sheet data as of September 30, 2013 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited financial statements and reflect, in the opinion of management, all adjustments, consisting only of normal, recurring adjustments necessary for a fair presentation of the unaudited interim consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future and the results for the nine months ended September 30, 2013 are not necessarily indicative of results to be expected for the full year or any other period. You should read this information in conjunction with “Selected Consolidated Historical Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus.

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(unaudited)
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$43,188	$63,822	$45,551	$60,489
Cost of revenue(1)	24,563	39,306	28,120	36,161

Gross profit	18,625	24,516	17,431	24,328
Operating expenses:
Research and development(1)	8,739	13,217	9,370	12,679
Sales and marketing(1)	10,207	16,808	11,629	20,338
General and administrative(1)	6,990	11,546	7,954	12,100

Total operating expenses	25,936	41,571	28,953	45,117

Loss from operations	(7,311)	(17,055)	(11,522)	(20,789)
Other expense, net:
Change in fair value of convertible preferred stock warrant liability	(55)	(1,674)	(1,557)	(1,177)
Interest expense and other, net	(442)	(543)	(420)	(647)

Total other expense, net	(497)	(2,217)	(1,977)	(1,824)

Loss before provision for income taxes	(7,808)	(19,272)	(13,499)	(22,613)
Provision for income taxes	64	62	53	69

Net loss	$(7,872)	$(19,334)	$(13,552)	$(22,682)

Net loss per share:
Basic and diluted	$(0.75)	$(1.46)	$(1.04)	$(1.55)

Shares used in computing net loss per share:
Basic and diluted	10,538	13,280	13,056	14,665

Pro forma net loss per share (unaudited):
Basic and diluted(2)		$(0.15)		$(0.16)

Shares used in computing pro forma net loss per share (unaudited):
Basic and diluted(2)		120,227		136,881

Other Financial Data:
Adjusted EBITDA(3) (unaudited)	$(5,415)	$(13,967)	$(9,529)	$(16,861)

(1)	Stock-based compensation expense is included in our results of operations as follows (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(unaudited)
Cost of revenue	$17	$60	$50	$127
Research and development	51	154	82	238
Sales and marketing	36	112	38	421
General and administrative	253	138	98	240

Total stock-based compensation	$357	$464	$268	$1,026

(2)	See Note 7 to the notes to our consolidated financial statements for an explanation of the method used to calculate the unaudited pro forma basic and diluted net loss per share for the year ended December 31, 2012 and the nine months ended September 30, 2013. All shares to be issued in this offering were excluded from the unaudited pro forma basic and diluted net loss per share calculation.

(3)	We calculate Adjusted EBITDA, a non-GAAP financial measure, to analyze our financial results and believe that it is useful to investors, as a supplement to generally accepted accounting principles in the United States, or U.S. GAAP, measures, in evaluating our ongoing operational performance and enhancing an overall understanding of our past financial performance. We believe that Adjusted EBITDA helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that we exclude from Adjusted EBITDA. Furthermore, we use this measure to establish budgets and operational goals for managing our business and evaluating our performance. We also believe that Adjusted EBITDA provides an additional tool for investors to use in comparing our recurring core business operating results over multiple periods with other companies in our industry.

Adjusted EBITDA should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with U.S. GAAP and our calculation of Adjusted EBITDA may differ from that of other companies in our industry. We compensate for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of our financial statements in accordance with U.S. GAAP and reconciliation of Adjusted EBITDA to the most directly comparable U.S. GAAP measure, net loss. We calculate Adjusted EBITDA as net loss before (1) provision for income taxes, (2) other expense, net, (3) depreciation and amortization of property and equipment and (4) stock-based compensation.

The following provides a reconciliation of net loss to Adjusted EBITDA (unaudited, in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
Reconciliation of Adjusted EBITDA:
Net loss	$(7,872)	$(19,334)	$(13,552)	$(22,682)
Non-GAAP adjustments:
Provision for income taxes	64	62	53	69
Other expense, net	497	2,217	1,977	1,824
Depreciation and amortization	1,539	2,624	1,725	2,902
Stock-based compensation	357	464	268	1,026

Adjusted EBITDA	$(5,415)	$(13,967)	$(9,529)	$(16,861)

	As of September 30, 2013
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)
	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$10,110	$	$
Working capital (deficit)	(5,705)
Total assets	30,873
Total debt and capital leases	13,324
Additional paid-in capital	20,655
Total stockholders’ equity (deficit)	(7,760)

(1)	The pro forma consolidated balance sheet data give effect to the automatic conversion of all outstanding shares of our convertible preferred stock into 122,215,769 shares of our common stock, which conversion will occur in connection with this offering.

(2)	The pro forma as adjusted consolidated balance sheet data also give effect to our sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the consolidated financial statements and the related notes included elsewhere in this prospectus, before deciding whether to invest in shares of our common stock. If any of the following risks or other risks actually occur, our business, financial condition, results of operations, and future prospects could be materially harmed. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Industry

Our quarterly and annual results may fluctuate significantly, may not fully reflect the underlying performance of our business and may result in decreases in the price of our common stock.

Our quarterly and annual results of operations, including our revenues, profitability and cash flow may vary significantly in the future and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results of any one quarter or period should not be relied upon as an indication of future performance. Our quarterly and annual financial results may fluctuate as a result of a variety of factors, many of which are outside our control and, as a result, may not fully reflect the underlying performance of our business. Fluctuation in quarterly and annual results may negatively impact the value of our common stock. Factors that may cause fluctuations in our quarterly and annual results include, without limitation:

•	market acceptance of our solution;

•	our ability to attract new clients and grow our business with existing clients;

•	client renewal rates;

•	changes in strategic and client relationships;

•	the timing and success of new product and feature introductions by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, clients or strategic partners;

•	network outages or security breaches, which may result in lost clients, client credits and harm to our reputation;

•	inaccessibility or failure of our cloud contact center software due to failures in the products or services provided by third parties;

•	the timing of recognition of revenues;

•	the amount and timing of costs and expenses related to the maintenance and expansion of our business, operations and infrastructure;

•	increases or decreases in the elements of our solution or pricing changes upon any renewals of client agreements;

•	changes in our pricing policies or those of our competitors;

•	the level of professional services and support we provide to clients;

•	the components of our revenue;

•	the addition or loss of key clients, including through acquisitions or consolidations;

•	general economic, industry and market conditions;

•	the timing of costs and expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired companies;

•	the regulatory environment;

•	the hiring, training and retention of key employees;

•	litigation or other claims against us;

•	our ability to obtain additional financing; and

•	advances and trends in new technologies and industry standards.

If we are unable to attract new clients or sell additional services and functionality to our existing clients, our revenue and revenue growth will be harmed.

To increase our revenue, we must add new clients, encourage existing clients to renew their subscriptions on terms favorable to us and to add additional agent seats and sell additional functionality to existing clients. As our industry matures, or as competitors introduce lower cost and/or differentiated products or services that are perceived to compete favorably with ours, our ability to add new clients and renew or upsell existing clients based on pricing, technology and functionality could be impaired. As a result, we may be unable to renew our agreements with existing clients or attract new clients or new business from existing clients, which could harm our revenue and growth.

A portion of our revenue is generated by acquiring domestic and international telecommunications minutes from wholesale telecommunication service providers and reselling those minutes to our clients. We must resell more minutes if telecommunications rates decrease to maintain our level of usage revenue.

Our recent rapid growth may not be indicative of our future growth, and if we continue to grow rapidly, we may fail to manage our growth effectively.

For the years ended December 31, 2011 and 2012, our revenue was $43.2 million and $63.8 million, respectively, representing year-over-year growth of 48%. For the nine months ended September 30, 2012 and 2013, our revenue was $45.6 million and $60.5 million, respectively, representing period-over-period growth of 33%. We expect that, in the future, as our revenue increases, our revenue growth rate may decline. We believe growth of our revenue depends on a number of factors, including our ability to:

•	capture market share from providers of legacy on-premise contact center systems as contact center systems are refreshed;

•	attract new clients, increase our existing clients’ use of our solution and further develop our partner ecosystem;

•	introduce our solution to new markets outside of the United States and increase global awareness of our brand;

•	strengthen and improve our solution through significant investments in research and development; and

•	selectively pursue acquisitions.

If we are not successful in achieving these objectives, our revenue may be harmed. In addition, we plan to continue our investment in future growth, including expending substantial financial and other resources on:

•	sales and marketing, including a significant expansion of our sales organization;

•	our technology infrastructure, including systems architecture, management tools, scalability, availability, performance and security, as well as disaster recovery measures;

•	solution development, including investments in our solution development team and the development of new applications and features for existing solutions;

•	international expansion; and

•	general administration, including legal and accounting expenses related to being a public company.

Moreover, we have recently experienced a period of rapid growth in our headcount and operations. In particular, we grew from 332 employees as of December 31, 2011, to 442 employees as of December 31, 2012, to 533 employees as of December 31, 2013. We have also significantly increased the size of our client base to over

2,000 clients. We anticipate that we will significantly expand our operations and headcount in the near term. This growth has placed, and future growth will place, a significant strain on our management, administrative, operational and financial infrastructure. Our success will depend in part on our ability to manage this growth effectively. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. Failure to effectively manage growth could result in difficulty or delays in adding new clients, declines in quality or client satisfaction, increases in costs, system failures, difficulties in introducing new features or solutions or other operational difficulties, and any of these difficulties could harm our business performance and results of operations.

The expected addition of new employees and the capital investments that we anticipate will be necessary to manage our anticipated growth will make it more difficult for us to generate earnings or offset any future revenue shortfalls by reducing costs and expenses in the short term. If we fail to manage our anticipated growth, we will be unable to execute our business plan successfully.

The markets in which we participate are highly competitive, and if we do not compete effectively, our operating results could be harmed.

The market for contact center solutions is highly competitive. Our clients are not subject to long-term contractual commitments to purchase our solution and can terminate our service and switch to competitors’ offerings on short notice.

We currently compete with large legacy technology vendors that offer on-premise enterprise telephony and contact center systems, such as Avaya Inc., or Avaya, and Cisco Systems, Inc., or Cisco, and legacy on-premise software companies that come from a computer telephony integration, or CTI, heritage, such as Aspect Software, Inc., or Aspect, Genesys Telecommunications Laboratories, Inc., or Genesys, and Interactive Intelligence Group, Inc., or Interactive Intelligence. These companies are supplementing their traditional on-premise contact center systems with cloud offerings, either through acquisition or in-house development. Additionally, we compete with vendors that historically provided other contact center services and technologies and expanded to offer cloud contact center software. These companies include inContact, Inc., or inContact, and LiveOps, Inc., or LiveOps. We also face competition from smaller contact center service providers with specialized contact center software offerings. Our actual and potential competitors may enjoy competitive advantages over us, including greater name recognition, longer operating histories and larger marketing budgets, as well as greater financial or technical resources. With the introduction of new technologies and market entrants, we expect competition to intensify in the future.

Some of our competitors can devote significantly greater resources than we can to the development, promotion and sale of their products and services and many have the ability to initiate or withstand substantial price competition. Current or potential competitors may also be acquired by third parties with significantly greater resources. In addition, many of our competitors have stronger name recognition, longer operating histories, established relationships with clients, more comprehensive product offerings, larger installed bases and major distribution agreements with consultants, system integrators and resellers. Our competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their product offerings or resources. If our competitors’ products, services or technologies become more accepted than our solution, if they are successful in bringing their products or services to market earlier than ours, or if their products or services are less expensive or more technologically capable than ours, then our revenues could be harmed. Pricing pressures and increased competition could result in reduced sales, reduced margins and loss of, or a failure to maintain or improve, our competitive market position, any of which could harm our business.

If we fail to manage our technical operations infrastructure, our existing clients may experience service outages, our new clients may experience delays in the deployment of our solution and we could be subject to, among other things, claims for credits or damages.

Our success depends in large part upon the capacity, stability and performance of our operations infrastructure. From time to time, we have experienced interruptions in service, and may experience such interruptions in the future. These problems may be caused by a variety of factors, including infrastructure changes, human or software errors, viruses, security attacks, fraud, spikes in client usage and denial of service issues. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. Our failure to achieve or maintain expected performance levels, stability and security could harm our relationships with our clients, result in claims for credits or damages, damage our reputation and significantly reduce client demand for our solution and harm our business.

Any future service interruptions could:

•	cause our clients to seek credits or damages for losses incurred;

•	require us to replace existing equipment;

•	affect our reputation as a reliable service provider;

•	cause existing clients to cancel or elect not to renew their contracts; or

•	make it more difficult for us to attract new clients or expand our business with existing clients.

We have experienced significant growth in the number of agents and interactions that our infrastructure supports. As our client base grows and their use of our service increases, we will be required to make additional investments in our capacity to maintain adequate stability and performance, the availability of which may be limited or the cost of which may be prohibitive. In addition, we need to properly manage our operations infrastructure in order to support version control, changes in hardware and software parameters and the evolution of our solution. If we do not accurately predict or improve our infrastructure requirements to keep pace with growth in our business, our business could be harmed.

If our Dollar-Based Retention Rate declines, our revenues, gross margins and net income could decrease and we may be required to spend more money to grow our client base and maintain our revenues.

We calculate our Dollar-Based Retention Rate by dividing our Retained Net Invoicing by our Retention Base Net Invoicing on a monthly basis, which we then average using the rates for the trailing twelve months for the period being presented. We define Retention Base Net Invoicing as recurring net invoicing from all clients in the comparable prior year period, and we define Retained Net Invoicing as recurring net invoicing from that same group of clients in the current period. We define recurring net invoicing as subscription and related usage revenue excluding the impact of service credits, reserves and deferrals. Historically, recurring net invoicing has been within 10% of our subscription and related usage revenue. We analyze our Dollar-Based Retention Rate data to gain insight into our ability to retain and grow revenue from our clients and measure the long-term value of our client relationships.

We offer both annual and monthly contracts to our clients, with 30 days’ notice required for changes in the number of agent seats. Our clients can use this notice period to rapidly adjust the number of agent seats used to meet their changing contact center volume needs, including to reduce the number of agent seats to zero. As a general matter, this means that a client can effectively terminate its agreement with us upon 30 days’ notice. As a result, our Dollar-Based Retention Rate could decrease in the future if clients are not satisfied with our service, competition increases from other contact center providers, we experience system outages, alternative technologies emerge, the U.S. or global economy declines or due to many other factors. If our Dollar-Based Retention Rate decreases, we will need to acquire new clients to maintain our existing level of revenues. There can be no assurance that the market for our solution will continue to grow or that we will not lose market share to current or future competitors, either of which would magnify the impact of any decrease in our Dollar-Based Retention Rate. We incur significant costs and expenses, including sales and marketing expenses, to acquire new clients, and those costs and expenses are an important factor in determining our net profitability. Therefore, if we are unsuccessful in maintaining our Dollar-Based Retention Rate or are required to spend significant amounts to acquire new clients, our revenues, gross margins and net income could decrease.

We sell our solution to larger organizations that require longer sales and implementation cycles and often demand more configuration and integration services or customized features and functions that we may not offer, any of which could delay or prevent these sales and harm our growth rates, business and operating results.

As we target our sales efforts at larger organizations, we face greater costs, longer sales and implementation cycles and less predictability in completing our sales. These larger organizations typically require more configuration and integration services, which increases our upfront investment in sales and deployment efforts, with no guarantee that these clients will subscribe to our solution or increase the scope of their subscription. Furthermore, with larger organizations, we must provide greater levels of education regarding the use and benefits of our solution to a broader group of people. As a result of these factors, we must devote a significant amount of sales support and professional services resources to individual clients, thereby increasing the cost and time required to complete sales. Our typical sales cycle for larger organizations is four to five months, but can be significantly longer, and we expect that our average sales cycle may increase as sales to larger organizations continue to grow as a percentage of our business. Longer sales cycles could cause our operating and financial results to be less predictable and to fluctuate from period to period. In addition, many of our clients that are larger organizations initially deploy our solution to support only a portion of their contact center agents. Our success depends on our ability to increase the number of agent seats and the number of applications utilized by larger organizations over time. There is no guarantee that these clients will increase their subscriptions for our solution. If we do not expand our initial relationships with larger organizations, the return on our investments in sales and deployment efforts for these clients will decrease and our business may suffer.

Furthermore, we may not be able to provide the configuration and integration services that larger organizations typically require. For example, our solution does not currently permit clients to add new data fields and functions or modify our code. If prospective clients require customized features or functions that we do not offer, and that would be difficult for them to deploy themselves, then we may lose sales opportunities with larger organizations and our business could suffer.

Because most of our revenue is derived from existing clients, downturns or upturns in new sales will not be immediately reflected in our operating results and may be difficult to discern.

We generally recognize subscription revenue from clients monthly as services are delivered. As a result, most of the subscription revenue we report in each quarter is derived from existing clients. Consequently, a decline in new subscriptions in any single quarter will likely have only a small impact on our revenue results for that quarter. However, the cumulative impact of such declines could harm our revenues in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our solution, and potential changes in our pricing policies or renewal rates, will typically not be reflected in our results of operations until future periods. We also may be unable to adjust our cost structure to reflect the changes in revenue, resulting in lower margins and earnings. In addition, our subscription model makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new clients will be recognized over time as services are delivered. For example, many of our clients initially deploy our solution to support only a portion of their contact center agents. Any increase to our revenue and the value of these existing client relationships will only be reflected in our results of operations as these clients increase the number of agent seats and the number of applications utilized with our solution over time as they experience the benefits of our cloud solution.

We rely on third-party telecommunications and internet service providers to provide our clients and their customers with telecommunication services and connectivity to our cloud contact center software and any failure by these service providers to provide reliable services could subject us to, among other things, claims for credits or damages.

We rely on third-party telecommunication service providers to provide our clients and their customers with telecommunication services. These telephony services include the public switched telephone network, or PSTN, telephone numbers, call termination and origination services, and local number portability for our clients. In addition, we depend on our internet bandwidth suppliers to provide uninterrupted and error-free service through their telecommunications networks. We exercise little control over these third-party providers, which increases our vulnerability to problems with the services they provide. If any of these service providers fail to provide reliable services, or terminate or increase the cost of the services that we and our clients depend on, we may be required to switch to another service provider. Delays caused by switching our technology to another service provider, if available, and qualifying this new service provider could materially harm our client relationships, business, financial condition and operating results.

Due to our reliance on these service providers, when problems occur, it may be difficult to identify the source of the problem. Service disruption or outages, whether caused by our service, the products or services of our third-party service providers, or our clients’ or their customers’ equipment and systems, may result in loss of market acceptance of our solution and any necessary repairs or other remedial actions may force us to incur significant costs and expenses. Any failure on the part of third-party service providers to achieve or maintain expected performance levels, stability and security could harm our relationships with our clients, result in claims for credits or damages, damage our reputation, significantly reduce client demand for our solution and seriously harm our financial condition and operating results.

We have a history of losses and we may be unable to achieve or sustain profitability.

We have incurred significant losses in each period since our inception in 2001. We incurred net losses of $7.9 million in the year ended December 31, 2011, $19.3 million in the year ended December 31, 2012, $13.6 million in the nine months ended September 30, 2012 and $22.7 million in the nine months ended September 30, 2013. As of September 30, 2013, we had an accumulated deficit of $82.2 million. These losses and our accumulated deficit reflect the substantial investments we have made to develop our solution and acquire new clients. We expect our costs and expenses to increase in the future due to anticipated increases in cost of revenues, sales and marketing expenses, research and development expenses and general and administrative expenses and, therefore, we expect our losses to continue for the foreseeable future as we continue to make significant future expenditures to develop and expand our business. Furthermore, to the extent we are successful in increasing our client base, we may also incur increased losses because costs associated with acquiring clients are generally incurred up front, while revenues are recognized over the course of the client relationship. Historically, we also have experienced negative gross margins on our professional services, which are expected to continue in the future. In addition, as a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. You should not consider our recent growth in revenues as necessarily indicative of our future performance. Accordingly, we cannot assure you that we will achieve profitability in the future nor that, if we do become profitable, we will sustain profitability.

If the market for cloud contact center software solutions develops more slowly than we expect or declines, our business could be harmed.

The cloud contact center software solutions market is not as mature as the market for legacy on-premise contact center systems, and it is uncertain whether cloud contact center solutions will achieve and sustain high levels of client demand and market acceptance. Our success will depend to a substantial extent on the widespread adoption of cloud contact center software solutions as a replacement for legacy on-premise systems. Many larger organizations have invested substantial technical, personnel and financial resources to integrate legacy on-premise contact center systems into their businesses and, therefore, may be reluctant or unwilling to migrate to cloud contact center solutions such as ours. It is difficult to predict client adoption rates and demand for our solution, the future growth rate and size of the cloud contact center software market, or the entry of competitive products and services. The expansion of the cloud contact center software solutions market depends on a number of factors, including the refresh rate for legacy on-premise systems, cost, performance and perceived value associated with cloud contact center software solutions, as well as the ability of providers of cloud contact center software solutions to address security, stability and privacy concerns. If other cloud contact center solution providers experience security incidents, loss of client data, disruptions in delivery or other problems, the market for cloud contact center software products, solutions and services as a whole, including our solution, may be harmed. If cloud contact center software solutions do not achieve widespread adoption, or there is a reduction in demand for such solutions caused by a lack of client acceptance, enhanced product offerings from on-premise providers, technological challenges, weakening economic conditions, security or privacy concerns, competing technologies and products, decreases in corporate spending or otherwise, it could result in decreased revenues and our business could be harmed.

Shifts over time or from quarter-to-quarter in the mix of sizes or types of organizations that purchase our solution or changes in the components of our solution purchased by our clients could harm our operating results.

Our strategy is to sell our solution to both smaller and larger organizations. Our gross margins can vary depending on numerous factors related to the implementation and use of our solution, including the features and number of agent seats purchased by our clients and the level of usage and professional services and support required by our clients. For example, our larger clients typically require more professional services and because our professional services offerings typically have negative margins, any increase in sales of professional services could harm our gross margins and operating results. Sales to larger organizations may also entail longer sales cycles and more significant selling efforts. Selling to smaller clients may involve lower Dollar-Based Retention Rates, smaller contract sizes and greater credit risk and uncertainty. If the mix of organizations that purchase our solution changes, or the mix of solution components purchased by our clients, changes, our revenues and gross margins could decrease and our operating results could be harmed.

We depend on data centers operated by third parties and any disruption in the operation of these facilities could harm our business.

We host our solution at data centers located in Santa Clara, California and Atlanta, Georgia. Any failure or downtime in one of our data center facilities could affect a significant percentage of our clients. While we control and have access to our servers and all of the components of our network that are located in our external data centers, we do not control the operation of these facilities. The owners of our data center facilities have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms, or if one of our data center operators is acquired, closes, suffers financial difficulty or is unable to meet our growing capacity needs, we may be required to transfer our servers and other infrastructure to new data center facilities, and we may incur significant costs and service interruptions in connection with doing so.

Our data centers are subject to various points of failure. Problems with cooling equipment, generators, uninterruptible power supply, routers, switches, or other equipment, whether or not within our control, could result in service interruptions for our clients as well as equipment damage. Our data centers are subject to disasters such as earthquakes, floods, fires, hurricanes, acts of terrorism, sabotage, break-ins, acts of vandalism and other events, which could cause service interruptions or the operators of these data centers to close their facilities for an extended period of time or permanently. The destruction or impairment of any of our data center facilities could result in significant downtime for our solution and the loss of client data. Because our ability to attract and retain clients depends on our providing clients with highly reliable service, even minor interruptions in our service could harm our business, revenues and reputation. Additionally, in connection with the continuing expansion of our existing data center facilities, there is an increased risk that service interruptions may occur as a result of server addition, relocation or other issues.

In addition, our data centers are subject to increased costs of power. We may not be able to pass on any increase in costs of energy to our clients, which could reduce our operating margins.

Our limited operating history makes it difficult to evaluate and predict our current business and future prospects.

We have been in existence since 2001, and much of our growth has occurred in recent periods. Our limited operating history and recent growth may make it difficult for you to evaluate our current business and our future prospects. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including increasing and unforeseen expenses as we continue to grow our business.

Our ability to forecast our future operating results is limited and subject to a number of uncertainties, including our ability to plan for and model future growth. We have encountered and will continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly changing industries, such as the risks and uncertainties described herein. If our assumptions regarding these risks and uncertainties, which we use to plan our business, are incorrect or change due to adjustments in our markets, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations and our business could suffer.

If our solution fails to perform properly or if it contains technical defects, our reputation could be harmed, our market share may decline and we could be subject to product liability claims.

Our solution may contain undetected errors or defects that may result in failures or otherwise cause our solution to fail to perform in accordance with client expectations. Because our clients use our solution for mission-critical aspects of their business, any errors or defects in, or other performance problems with, our solution may damage our clients’ businesses and could significantly harm our reputation. If that occurs, we could lose future sales, or our existing clients could elect to cancel or not renew our solution, seek payment credits or delay or withhold payment to us, which could result in reduced revenues, an increase in our provision for uncollectible accounts and service credits and an increase in collection cycles for accounts receivable. Clients also may make indemnification or warranty claims against us, which could result in significant expense and risk of litigation. Product performance problems could result in loss of market share, failure to achieve market acceptance and the diversion of development resources.

Any product liability, intellectual property, warranty or other claims against us could damage our reputation and relationships with our clients, and could require us to spend significant time and money in litigation or pay significant settlements or damages. Although we maintain general liability insurance, including coverage for errors and omissions, this coverage may not be sufficient to cover liabilities resulting from such claims. Also, our insurer may disclaim coverage. Our liability insurance also may not continue to be available to us on reasonable terms, in sufficient amounts, or at all. Any contract or product liability claims successfully brought against us would harm our business.

If our security measures are breached or unauthorized access to client data is otherwise obtained, our solution may be perceived as not being secure, clients may reduce the use of or stop using our solution and we may incur significant liabilities.

Our solution involves the storage and transmission of our clients’ information, including information about our clients’ customers or other information treated by our clients as confidential. Unauthorized access or other breaches in our security could result in the loss of confidentiality, integrity and availability of information, leading to litigation, indemnity obligations and other liability. While we have security measures in place to protect client information and minimize the probability of security breaches, if these measures fail as a result of third-party action, employee error, malfeasance or otherwise, and someone obtains unauthorized access to our clients’ data, our reputation could be damaged, our business may suffer and we could incur significant liability. Because the techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, any failure on the part of third parties, including our clients, to achieve or maintain security measures for their own systems could harm our relationships with our clients, result in claims against us for credits or damages, damage our reputation and significantly reduce client demand for our solution. Any or all of these issues could harm our ability to attract new clients, cause existing clients to elect not to renew their subscriptions, result in reputational damage or subject us to third-party lawsuits, regulatory fines or other action or liability, all of which could harm our operating results.

The contact center software solutions market is subject to rapid technological change, and we must develop and sell incremental and new products in order to maintain and grow our business.

The contact center software solutions market is characterized by rapid changes in client requirements, frequent introductions of new and enhanced products and continuing and rapid technological advancement. To compete successfully, we must continue to design, develop, manufacture and sell new and enhanced contact center products, applications and features that provide increasingly higher capabilities, performance and stability at lower cost. If we are unable to develop new features for our existing solution or new applications that achieve market acceptance or that keep pace with technological developments, our business would be harmed. For example, we are focused on enhancing the reliability, features and functionality of our contact center solution to enhance its utility to our clients, particularly larger clients with complex, dynamic and global operations. The success of these enhancements depends on many factors, including timely development, introduction and market acceptance, as well as our ability to transition our existing clients to these new products, applications and features. Failure in this regard may significantly impair our revenue growth. In addition, because our solution is designed to operate on a variety of systems, we will need to continuously modify and enhance our solution to keep pace with changes in hardware, operating systems, the increasing trend toward multi-channel communications and other changes to software technologies. We may not be successful developing these modifications and enhancements or bringing them to market in a timely fashion. Furthermore, uncertainties about the timing and nature of new network platforms or technologies, or modifications to existing platforms or technologies, could delay introduction of our solution and increase our research and development expenses. Any failure of our solution to operate effectively with future network platforms and technologies could reduce the demand for our solution, result in client dissatisfaction and harm our business.

Our ability to continue to enhance our solution is dependent on adequate research and development resources. If we are not able to adequately fund our research and development efforts, we may not be able to compete effectively and our business and operating results may be harmed.

In order to remain competitive, we must continue to develop new solution offerings and enhancements to our existing cloud contact center software. Maintaining adequate research and development personnel and resources to meet the demands of the market is essential. If we are unable to develop products, applications or features internally due to certain constraints, such as high employee turnover, inability to hire sufficient research and development personnel or a lack of other research and development resources, we may miss market opportunities. Furthermore, many of our competitors expend a considerably greater amount of funds on their research and development programs, and those that do not may be acquired by larger companies that would allocate greater resources to our competitors’ research and development programs. Our failure to devote adequate research and development resources or compete effectively with the research and development programs of our competitors could harm our business.

Our growth depends in part on the success of our strategic relationships with third parties and our failure to successfully grow and manage these relationships could harm our business.

We leverage strategic relationships with third parties, such as CRM, system integrator, technology and telephony providers. For example, our CRM and system integrator relationships provide significant lead generation for new client opportunities. As we grow our business, we will continue to depend on both existing and new strategic relationships. Our competitors may be more successful than we are in establishing relationships with third parties or may provide incentives to third parties to favor their products over our solution. Furthermore, if our partners are acquired, they may no longer support or promote our solution, or may be less effective in doing so, which could harm our business, financial condition and operations. If we are unsuccessful in establishing or maintaining our strategic relationships with third parties, our ability to compete in the marketplace or to grow our revenues could be impaired and our operating results may suffer. Even if we are successful, we cannot assure you that these relationships will result in increased client usage of our solution or increased revenue.

In addition, identifying new partners, and negotiating and documenting relationships with them, requires significant time and resources. As the complexity of our solution and our third-party relationships increases, the management of those relationships and the negotiation of contractual terms sufficient to protect our rights and limit our potential liabilities will become more complicated. We also license technology from certain third-party partners. Certain of these license agreements permit either party to terminate all or a portion of the license without cause at any time. Our inability to successfully manage these complex relationships or negotiate sufficient contractual terms could harm our business.

If we are unable to maintain the compatibility of our software with other products and technologies, our business would be harmed.

Our clients often integrate our solution with their business applications, particularly third-party CRM solutions. These third-party providers or their partners could alter their products so that our solution no longer integrates well with them, or they could delay or deny our access to technology releases that allow us to adapt our solution to integrate with their products in a timely fashion. If we cannot adapt our solution to changes in complementary technology deployed by our clients, it may significantly impair our ability to compete effectively.

We are subject to many hazards and operational risks that can disrupt our business, some of which may not be insured or fully covered by insurance.

Our operations are subject to many hazards inherent in the cloud contact center software business, including:

•	damage to third-party and our infrastructure and data centers, related equipment and surrounding properties caused by earthquakes, hurricanes, tornadoes, floods, fires and other natural disasters, explosions and acts of terrorism;

•	inadvertent damage from third parties; and

•	other hazards that could also result in suspension of operations, personal injury and even loss of life.

These risks could result in substantial losses and the curtailment or suspension of our operations. For example, in the event of a major earthquake along the west coast (where our corporate headquarters and one of our data centers are located), hurricane or tropical storm in the southeastern United States (where our other data center is located) or catastrophic events such as fire, power loss, telecommunications failure, cyber-attack, war or terrorist attack, we may be unable to continue our operations and may endure system and service interruptions, reputational harm, delays in product development, breaches of data security and loss of critical data, all of which could harm our operating results.

We are not insured against all claims, events or accidents that might occur. If a significant accident or event occurs that is not fully insured, if we fail to recover all anticipated insurance proceeds for significant accidents or events for which we are insured, or if we or our data center providers fail to reopen facilities damaged by such accidents or events, our operations and financial condition could be harmed. In addition to being denied coverage under existing insurance policies, we may not be able to maintain or obtain insurance of the type and amount we desire at reasonable rates.

Our business could be harmed if our clients are not satisfied with the professional services and technical support provided by us or our partners.

Our business depends on our ability to satisfy our clients, not only with respect to our solution but also with the professional services and technical support that are performed to enable our clients to implement and use our solution to address their business needs. Professional services and technical support may be performed by our own staff or, with respect to a select subset of our solution, by third parties. We may be unable to respond quickly enough to accommodate short-term increases in client demand for support services. We also may be unable to modify the format of our support services to compete with changes in support services provided by our competitors. Increased client demand for these services, without corresponding revenues, could increase costs and harm our operating results. If a client is not satisfied with the deployment and ongoing services performed by us or a third party, then we could lose clients, miss opportunities to expand our business with these clients, incur additional costs, or lose, or suffer reduced margins on, our service revenue, any of which could damage our ability to grow our business. In addition, negative publicity related to our professional services and technical support, regardless of its accuracy, may further damage our business by affecting our ability to compete for new business with current and prospective clients.

The loss of one or more of our key clients, or a failure to renew our subscription agreements with one or more of our key clients, could harm our ability to market our solution.

We rely on our reputation and recommendations from key clients in order to market and sell our solution. The loss of any of our key clients, or a failure of some of them to renew or to continue to recommend our solution, could have a significant impact on our revenues, reputation and our ability to obtain new clients. In addition, acquisitions of our clients could lead to cancellation of our contracts with those clients or by the acquiring companies, thereby reducing the number of our existing and potential clients.

Our clients may fail to pay us in accordance with the terms of their agreements, necessitating action by us to collect payment, or may terminate their subscriptions for our solution.

If clients fail to pay us under the terms of our agreements, fail to comply with the terms of our agreements, or terminate their subscriptions for our solution, we may lose revenue, be unable to collect amounts due to us, be subject to legal or regulatory action and incur costs in enforcing the terms of our contracts, including litigation. These risks increase the longer the term of our client arrangements. Some of our clients may seek bankruptcy protection or other similar relief and fail to pay amounts due to us, or pay those amounts more slowly, either of which could harm our operating results, financial position and cash flow.

Sales to clients outside the United States or with international operations and our international sales efforts and operations support expose us to risks inherent in international sales and operations.

A key element of our growth strategy is to expand our international sales efforts and develop a worldwide client base. Because of our limited experience with international sales efforts, our international expansion may not be successful and may not produce the return on investment we expect. To date, we have realized only a small portion of our revenues from clients outside the United States.

We currently have full-time employees in the Philippines, who provide technical support, training and other professional services, as well as in Russia, who provide software development services. Operating in international markets requires significant resources and management attention and subjects us to intellectual property, regulatory, economic and political risks that are different from those in the United States. As we increase our international sales efforts and continue our other international operations, we will face risks in doing business internationally that could harm our business, including:

•	the need to establish and protect our brand in international markets;

•	the need to localize and adapt our solution for specific countries, including translation into foreign languages and associated costs and expenses;

•	difficulties in staffing and managing foreign operations, particularly hiring and training qualified sales and service personnel;

•	different pricing environments, longer sales and accounts receivable payment cycles and collections issues;

•	new and different sources of competition;

•	general economic conditions in international markets;

•	fluctuations in the value of the U.S. dollar and foreign currencies, which may make our solution more expensive in other countries or may impact our operating results when translated into U.S. dollars;

•	compliance challenges related to the complexity of multiple, conflicting and changing governmental laws and regulations, including employment, tax, telecommunications and telemarketing laws and regulations;

•	privacy and data protection laws and regulations that are complex, expensive to comply with and may require that client data be stored and processed in a designated territory;

•	weaker protection for intellectual property and other legal rights than in the U.S. and practical difficulties in enforcing intellectual property and other rights outside of the U.S.;

•	increased risk of international telecom fraud;

•	laws and business practices favoring local competitors;

•	compliance with U.S. laws and regulations for foreign operations, including the Foreign Corrupt Practices Act, the U.K. Bribery Act, import and export control laws, tariffs, trade barriers, economic sanctions and other regulatory or contractual limitations on our ability to sell our solution in certain foreign markets, and the risks and costs of non-compliance;

•	increased financial accounting and reporting burdens and complexities;

•	restrictions on the transfer of funds;

•	adverse tax consequences; and

•	unstable economic and political conditions.

The occurrence of any of these risks could harm our international operations, increase our operating costs and hinder our ability to grow our international business and, consequently, our overall business and results of operations.

In addition, compliance with laws and regulations applicable to our international operations increases our cost of doing business outside the United States. We may be unable to keep current with changes in foreign government requirements and laws as they change from time to time. Failure to comply with these regulations could harm our business. In many countries outside the United States it is common for others to engage in business practices that are prohibited by our internal policies and procedures or U.S. regulations applicable to us. Although we have implemented policies and procedures designed to ensure compliance with these laws and policies, there can be no assurance that all of our employees, contractors, strategic partners and agents will comply with these laws and policies. Violations of laws or key control policies by our employees, contractors, strategic partners or agents could result in delays in revenue recognition, financial reporting misstatements, fines, penalties, or prohibitions on selling our solution and could harm our business.

We depend on our senior management team and the loss of one or more key employees or an inability to attract and retain highly skilled employees could harm our business.

Our success largely depends upon the continued services of our key executive officers. We also rely on our leadership team in the areas of research and development, marketing, sales, services and general and administrative functions, and on mission-critical individual contributors. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. The loss of one or more of our executive officers or key employees could seriously harm our business. We currently do not maintain key person life insurance policies on any of our employees.

To execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel is intense, especially for engineers with high levels of experience in designing and developing cloud software and for senior sales executives. We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached legal obligations, resulting in a diversion of our time and resources and, potentially, damages. In addition, job candidates and existing employees, particularly in the San Francisco Bay Area, often consider the value of the stock awards they receive in connection with their employment. If the perceived value of our stock awards declines, either because we are a public company or otherwise, it may harm our ability to recruit and retain highly skilled employees. In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects would be harmed.

Failure to adequately expand our sales force will impede our growth.

We will need to continue to expand and optimize our sales infrastructure in order to grow our client base and our business. We plan to aggressively expand our sales force, both domestically and internationally. Identifying and recruiting qualified personnel and training them in the use of our solution requires significant time, expense and attention. It can take several months before our sales representatives are fully trained and productive. Our business may be harmed if our efforts to expand and train our sales force do not generate a corresponding increase in revenues. In particular, if we are unable to hire, develop and retain talented sales personnel or if new sales personnel are unable to achieve desired productivity levels in a reasonable period of time, we may not be able to realize the expected benefits of this investment or increase our revenues.

If we fail to grow our marketing capabilities and develop widespread brand awareness cost effectively, our business may suffer.

Our ability to increase our client base and achieve broader market acceptance of our cloud contact center software solution will depend to a significant extent on our ability to expand our marketing operations. We plan to dedicate significant resources to our marketing programs, including internet advertising, digital marketing campaigns, social marketing, trade shows, industry events, co-marketing with strategic partners and telemarketing. The effectiveness of our online advertising has varied over time and may vary in the future due to competition for key search terms, changes in search engine use and changes in the search algorithms used by major search engines. All of these efforts will continue to require us to invest significant financial and other resources in our marketing efforts. Our business will be seriously harmed if our efforts and expenditures do not generate a proportionate increase in revenue.

In addition, we believe that developing and maintaining widespread awareness of our brand in a cost-effective manner, both in the United States and internationally, is critical to achieving widespread acceptance of our solution and attracting new clients. Brand promotion activities may not generate client awareness or increase revenues, and even if they do, any increase in revenues may not offset the costs and expenses we incur in building our brand. If we fail to successfully promote, maintain and protect our brand, or incur substantial costs and expenses, we may fail to attract or retain clients necessary to realize a sufficient return on our brand-building efforts, or to achieve the widespread brand awareness that is critical for broad client adoption of our solution.

We may not be able to secure additional financing on favorable terms, or at all, to meet our future capital needs.

To date, we have financed our operations, primarily through sales of our solution, net proceeds from the issuance of our convertible preferred stock, lease facilities and, more recently, a revolving line of credit and a term loan. We do not know when or if our operations will generate sufficient cash to fund our ongoing operations. In the future, we may require additional capital to respond to business opportunities, challenges, acquisitions, a decline in sales, increased regulatory obligations or unforeseen circumstances and may engage in equity or debt financings or enter into credit facilities.

We have a substantial amount of debt. As of December 31, 2013, we had $17.5 million outstanding under the loan and security agreement governing our revolving line of credit and term loan and $3.7 million outstanding under a promissory note with the Universal Services Administration Company. Our loan and security agreement is collateralized by substantially all of our tangible assets and contains a number of covenants that limit our ability to, among other things, sell assets, make acquisitions or investments, incur debt, grant liens, pay dividends, enter into transactions with our affiliates and use all of our available cash on hand and may prevent us from engaging in acts that may be in our best long-term interests. The existing collateral pledged under the loan and security agreement and the covenants to which we are bound may prevent us from being able to timely secure additional debt or equity financing on favorable terms, or at all, or to pursue business opportunities, including potential acquisitions. Any debt financing obtained by us in the future would cause us to incur additional debt service expenses and could include restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and pursue business opportunities. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities we issue could have rights, preferences and privileges senior to those of holders of our common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to grow and support our business and to respond to business challenges could be significantly limited.

Adverse economic conditions may harm our business.

Our business depends on the overall demand for cloud contact center software solutions and on the economic health of our current and prospective clients. The recent financial recession resulted in a significant weakening of the economy in the United States and globally, more limited availability of credit, a reduction in business confidence and activity, and other difficulties that affected the industries to which we sell our solution. We plan to market and sell our solution in Europe, Asia and other international markets. If economic conditions in the United States, Europe and Asia and other key potential markets for our solution continue to remain uncertain or deteriorate further, many clients may delay or reduce their contact center and overall information technology spending. If our clients continue to experience economic hardship, this could reduce the overall demand for our solution, delay and lengthen sales cycles and lead to slower growth or even a decline in our revenues, net income and cash flows.

The forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business may not grow at similar rates, if at all.

Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The forecasts in this prospectus relating to the expected growth in contact centers and contact centers as a service may prove to be inaccurate.

Even if these markets experience the forecasted growth described in this prospectus, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including whether the market for cloud contact center software solutions continues to grow, the rate of market acceptance of our solution versus those of our competitors and our success in implementing our business strategies, each of which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

We may acquire other companies or technologies, which could divert our management’s attention, result in additional dilution to our stockholders and otherwise disrupt our operations and harm our operating results.

We may in the future seek to acquire or invest in businesses, applications or technologies that we believe could complement or expand our solution, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various costs and expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. We may not be able to identify desirable acquisition targets or be successful in entering into an agreement with any particular target.

To date, the growth in our business has been primarily organic, and we have limited experience in acquiring other businesses, having only completed one small acquisition. In October 2013, we acquired Face It, Corp., which we refer to as SoCoCare, a social engagement and mobile customer care solution provider. In any acquisitions, including SoCoCare, we may not be able to successfully integrate acquired personnel, operations and technologies, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from our acquisition of SoCoCare or future acquired businesses due to a number of factors, including:

•	inability to integrate or benefit from acquisitions in a profitable manner;

•	unanticipated costs or liabilities associated with the acquisition;

•	incurrence of acquisition-related costs;

•	difficulty converting the clients of the acquired business to our solution and contract terms, including disparities in the revenues, licensing, support or professional services model of the acquired company;

•	difficulty integrating the accounting systems, operations and personnel of the acquired business;

•	difficulties and additional costs and expenses associated with supporting legacy products and hosting infrastructure of the acquired business;

•	diversion of management’s attention from other business concerns;

•	harm to our existing relationships with our partners and clients as a result of the acquisition;

•	the loss of our or the acquired business’s key employees;

•	diversion of resources that could have been more effectively deployed in other parts of our business; and

•	use of substantial portions of our available cash to consummate the acquisition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could harm our results of operations.

Acquisitions could also result in dilutive issuances of equity securities, the use of our available cash, or the incurrence of debt, which could harm our operating results. In addition, if an acquired business fails to meet our expectations, our operating results, business and financial condition may suffer.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may decrease.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal controls. Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires that we evaluate and determine the effectiveness of our internal control over financial reporting and, beginning with our annual report for the year ending December 31, 2015, provide a management report on our internal control over financial reporting, which must be attested to by our independent registered public accounting firm to the extent we are no longer an “emerging growth company,” as defined by The Jumpstart Our Businesses Act of 2012, or the JOBS Act. Two material weaknesses were identified in our internal control over financial reporting in 2010, one of which was remediated in 2011 and the other of which was remediated in 2012. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

If in the future we have material weaknesses in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We are in the process of designing and implementing our internal control over financial reporting, which process will be time consuming, costly and complicated. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner, if we are unable to assert that our internal control over financial reporting is effective or if our independent registered public accounting firm is unable to attest that our internal control over financial reporting is effective, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could decrease. We could also become subject to stockholder or other third-party litigation as well as investigations by the stock exchange on which our securities are listed, the Securities and Exchange Commission, or SEC, or other regulatory authorities, which could require additional financial and management resources and could result in fines, trading suspensions or other remedies.

Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our reported operating results.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in accounting standards or practices can have a significant effect on our reported results and may even affect our financial statements completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and will occur in the future. Changes to existing rules or the questioning of current practices may harm our reported financial results or the way we account for or conduct our business.

For example, we recognize subscription revenue in accordance with Accounting Standards Update 2009-13, Revenue Recognition (Topic 605) — Multiple-Deliverable Revenue Arrangements — a Consensus of the Emerging Issues Task Force (“ASU 2009-13”) (formerly known as EITF 08-01). The FASB and the SEC may issue interpretations and guidance for applying the relevant accounting standards to a wide range of sales contract terms and business arrangements that are prevalent in revenue recognition arrangements. As a result of future interpretations or applications of existing accounting standards, including ASU 2009-13, we could be required to delay revenue recognition into future periods, which would harm our operating results.

In addition, certain factors have in the past and may in the future cause us to defer recognition of subscription revenues. For example, the inclusion in our client contracts of material non-standard terms, such as acceptance criteria, could require the deferral of subscription revenue. To the extent that such contracts become more prevalent in the future our revenue may be harmed.

Because of these factors and other specific requirements under accounting principles generally accepted in the United States for revenue recognition, we must have very precise terms in our arrangements in order to recognize revenue when we deliver our solution or perform our professional services. Negotiation of mutually acceptable terms and conditions can extend our sales cycle, and we may accept terms and conditions that do not permit revenue recognition at the time of delivery.

We may not be able to utilize a significant portion of our net operating loss or research tax credit carryforwards, which could harm our profitability.

As of December 31, 2012, we had federal and state net operating loss carryforwards due to prior period losses of $38.5 million and $29.2 million, respectively, which if not utilized will begin to expire in 2024 for federal purposes and 2014 for state purposes. We also have federal research tax credit carryforwards, which if not utilized will begin to expire in 2024. If we are unable to generate sufficient taxable income to utilize our net operating loss and research tax credit carryforwards, these carryforwards could expire unused and be unavailable to offset future income tax liabilities, which could harm our profitability.

In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, our ability to utilize net operating loss carryforwards or other tax attributes, such as research tax credits, in any taxable year may be limited if we experience an “ownership change.” A Section 382 “ownership change” generally occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws. This offering or future issuances or sales of our stock (including certain transactions involving our stock that are outside of our control) could cause an “ownership change.” If an “ownership change” occurs, Section 382 would impose an annual limit on the amount of pre-ownership change net operating loss carryforwards and other tax attributes we can use to reduce our taxable income, potentially increasing and accelerating our liability for income taxes, and also potentially causing those tax attributes to expire unused. It is possible that such an ownership change could materially reduce our ability to use our net operating loss carryforwards or other tax attributes to offset taxable income, which could harm our profitability.

Risks Related to Our Intellectual Property

Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.

Our success and ability to compete depend in part upon our intellectual property. We currently have three registered and five pending trademarks and four issued U.S. patents and seventeen pending patent applications. We primarily rely on copyright, trade secret and trademark laws, trade secret protection and confidentiality or license agreements with our employees, clients, partners and others to protect our intellectual property rights. However, the steps we take to protect our intellectual property rights may be inadequate. We may not be able to obtain any further patents or trademarks, and our pending applications may not result in the issuance of patents or trademarks. We have pending patent applications and limited trademark registrations outside the U.S., and we may have to expend significant resources to obtain additional protection as we expand our international operations. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in other countries, including Russia, where we have significant research and development operations, are uncertain and may afford little or no effective protection of our proprietary technology. Consequently, we may be unable to prevent our proprietary technology from being exploited abroad, which could affect our ability to expand to international markets or require costly efforts to protect our technology.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Accordingly, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. Our failure to secure, protect and enforce our intellectual property rights could substantially harm the value of our technology, solutions, brand and business.

We may continue to be subject to third-party intellectual property infringement claims.

There is considerable patent and other intellectual property development activity and litigation in our industry. Our success depends upon our not infringing upon the intellectual property rights of others. Our competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property relating to our industry. From time to time, third parties have claimed that we are infringing upon their intellectual property rights. For example, on April 3, 2012, NobelBiz, Inc. filed a patent infringement lawsuit against us alleging that our local caller ID management service infringes United States Patent No. 8,135,122. Subsequently, NobelBiz amended its complaint to add claims related to U.S. Patent No. 8,565,399, which is a continuation in the same family as the prior patent and addresses the same technology. NobelBiz seeks damages in the form of lost profits as well as injunctive relief. See “Business — Legal Proceedings.” If NobelBiz is successful in its request for injunctive relief, we will have to stop providing the accused technology, enter into a license agreement with NobelBiz for the technology or modify our technology, any of which could harm our business. There can be no assurance that we (i) will prevail in this action, (ii) can develop non-infringing technology that is accepted in the market if we are enjoined from using the accused technology or (iii) will be able to negotiate favorable licensing terms with NobelBiz. There can also be no assurance that other actions alleging infringement by us of third-party patents will not be asserted or prosecuted against us.

Certain technology necessary for us to provide our solution may be patented by other parties either now or in the future. If such technology were held under patent by another person, we would have to negotiate a license for the use of that technology. We may not be able to negotiate such a license at a price that is acceptable, or at all. The existence of such a patent, or our inability to negotiate a license for any such technology on acceptable terms, could force us to cease using such technology and offering solutions incorporating such technology.

In the future, others may claim that our solution and underlying technology infringe or violate their intellectual property rights. However, we may be unaware of the intellectual property rights that others may claim cover some or all of our technology or solution. Any claims or litigation could cause us to incur significant costs and expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, require that we refrain from using, manufacturing or selling certain offerings or using certain processes, prevent us from offering our solution, or require that we comply with other unfavorable terms, any of which could harm our business and operating results. We may also be obligated to indemnify our clients or business partners or pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation and to obtain licenses, modify applications, or refund fees, which could be costly. Even if we were to prevail in such a dispute, any litigation regarding our intellectual property could be costly and time consuming and divert the attention of our management and key personnel from our business operations.

We employ third-party licensed software for use in or with our solution, and the inability to maintain these licenses or errors in the software we license could result in increased costs, or reduced service levels, which could harm our business.

Our solution incorporates certain third-party software obtained under licenses from other companies. We anticipate that we will continue to rely on such third-party software and development tools from third parties in the future. Although we believe that there are commercially reasonable alternatives to the third-party software we currently license, this may not always be the case, or it may be difficult or costly to transition to other providers. In addition, integration of the software used in our solution with new third-party software may require significant work and require substantial investment of our time and resources. To the extent that our solution depends upon the successful operation of third-party software in conjunction with our software, any undetected errors or defects in this third-party software could prevent the deployment or impair the functionality of our solution, delay new product or solution introductions, result in a failure of our solution and injure our reputation. Our use of additional or alternative third-party software would require us to enter into license agreements with third parties.

There can be no assurance that the technology licensed by us will continue to provide competitive features and functionality or that licenses for technology currently utilized by us or other technology which we may seek to license in the future, will be available to us on commercially reasonable terms or at all. The loss of, or inability to maintain, existing licenses could result in implementation delays or reductions until equivalent technology or suitable alternative solutions could be developed, identified, licensed and integrated, and could harm our business.

Our solution utilizes open source software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

Our solution includes software covered by open source licenses, which may include, for example, free general public use licenses, open source front-end libraries, open source stand-alone applications and open source applications. The terms of various open source licenses have not been interpreted by United States courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market our solution. By the terms of certain open source licenses, we could be required to release the source code of our proprietary software, and to make our proprietary software available under open source licenses, if we combine our proprietary software with open source software in a certain manner. In the event that portions of our proprietary software are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our technologies, or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our technologies and solutions. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Given the nature of open source software, there is also a risk that third parties may assert copyright and other intellectual property infringement claims against us based on our use of certain open source software programs. Many of the risks associated with the usage of open source software cannot be eliminated, and could harm our business.

Risks Related to Regulatory Matters

Failure to comply with laws and regulations could harm our business.

Our business is subject to regulation by various federal, state, local and foreign governmental agencies, including agencies responsible for monitoring and enforcing employment and labor laws, workplace safety, environmental laws, consumer protection laws, anti-bribery laws, import/export controls, federal securities laws and tax laws and regulations. In certain jurisdictions, these regulatory requirements may be more stringent than those in the United States and in other circumstances these requirements may be more stringent in the United States. Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, mandatory recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties or injunctions. If any governmental sanctions, fines or penalties are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, operating results and financial condition could be harmed. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could further harm our business, operating results and financial condition.

Increased taxes on our service may increase our clients’ cost of using our service and/or reduce our profit margins to the extent the costs are not passed through to our clients, and we may be subject to liabilities for past sales and other taxes, surcharges and fees.

Prior to 2012, we did not collect or remit state or local sales, use, gross receipts, excise and utility user taxes, fees or surcharges on our solution.

During 2011, we analyzed our activities and determined that we were obligated to collect sales taxes on sales of our subscriptions in certain states. Accordingly, we registered with those states, paid past-due amounts and began collecting sales taxes from our clients and remitting such taxes to the applicable state taxing authorities. During 2013, we analyzed our activities and determined that we may be obligated to collect and remit sales, excise and utility user taxes, as well as surcharges as a communications service provider, and pay gross receipts taxes, on our usage-based fees in certain states and municipalities. We have neither collected nor remitted state and local taxes or surcharges on usage-based fees in any of the periods presented.

Based on our ongoing assessment, we will register for tax and regulatory purposes in states where we determine such regulations apply to our activities and commence collecting and remitting state and local taxes and surcharges on applicable usage-based fees. We have accrued a contingent liability for our best estimate of the probable amount of taxes and surcharges that may be imposed by various states and municipalities on our activities prior to registration. This contingent liability is based on our analysis of a number of factors, including the source location of our usage-based fees and the rules and regulations in each state. The actual amount of state and local taxes and surcharges paid may differ from our estimates. See Note 9 to the notes to our consolidated financial statements.

While we have accrued for these potential liabilities in each period, such accruals are based on analyses of our business activities, the operation of our solution, applicable statutes, regulations and rules in each state and locality and estimates of revenue subject to sales tax or other charge. State and local taxing and regulatory authorities may challenge our position and may decide to audit our business and operations with respect to state or local sales, use, gross receipts, excise and utility user taxes, fees or surcharges, which could result in tax liabilities, fees or surcharges for us above our recorded accrued liability or additional tax liabilities, fees or surcharges for our clients, which could harm our results of operations and our relationships with our clients. In addition, state or local taxing and regulatory authorities may assess penalties and interest related to our tax and regulatory obligations.

The applicability of state or local taxes, fees or surcharges relative to services such as ours is complex, ambiguous and subject to interpretation and change. If states enact new legislation or if taxing and regulatory authorities promulgate new rules or regulations or expand their interpretations of existing rules and regulations, we could incur additional liabilities. In addition, the collection of additional taxes, fees or surcharges in the future could increase our prices or reduce our profit margins. Compliance with new or existing legislation, rules or regulations may also make us less competitive with those competitors who are not subject to, or choose not to comply with, such legislation, rules or regulations. We have incurred, and will continue to incur, substantial ongoing costs associated with complying with state or local tax, fee or surcharge requirements in the numerous markets in which we conduct or will conduct business.

We are subject to assessments for unpaid Universal Service Fund contributions, as well as interest thereon and potential penalties, due to our late registration and reporting of revenues.

During the first quarter of 2012, we determined that based on our business activities, we are classified as a telecommunications service provider for regulatory purposes and we are required to make direct contributions to the federal Universal Service Fund and related funds, or USF, based on revenue we receive from the resale of interstate and international telecommunications services. Previously, we had been advised that our telecommunications services were an integral part of an information service and accordingly made indirect USF contributions as an end user through payments to our wholesale telecommunications service providers. In order to comply with the obligation to make direct contributions, in November 2012, we made a voluntary self-disclosure to the Federal Communications Commission, or FCC, Enforcement Bureau and have registered with the Universal Service Administrative Company, or USAC, which is charged by the FCC with administering the USF. In addition to the promissory note issued to USAC, we have accrued liabilities of $4,859,000, $8,104,000 and $4,269,000 for unpaid USF contributions and related interest and penalties, which are included in accrued federal fees on the consolidated balance sheets as of December 31, 2011 and 2012 and September 30, 2013, respectively. Approximately $803,000 of these amounts pertains to periods prior to 2008. In April 2013, we began remitting required contributions on a prospective basis directly to USAC.

Our registration with USAC subjects us to assessments for unpaid USF contributions, as well as interest and penalties thereon, due to our late registration and reporting of revenues. We are required to pay assessments for periods prior to our registration. While we are in discussions with the FCC to limit such back assessments to the period 2008 through 2012, it is possible that we will be required to pay back assessments for the period from 2003 to 2007. We are also in discussions with the FCC to obtain credit for the indirect USF payments we have made since 2003 to our wholesale telecommunications service providers. If we are unsuccessful in obtaining credit from the FCC for these payments, we will seek reimbursement from our wholesale telecommunication service providers. We will face a regulatory and contractual challenge in seeking recovery or credit for our USF reimbursement payments previously made to our wholesale telecommunication service providers. Finally, we are exposed to the potential assessment by the FCC of monetary penalties (or forfeitures) due to our past failure to recognize our obligation as a USF contributor. In lieu of the actual assessment of monetary forfeitures, due to our current voluntary disclosure proceeding with the FCC, we may be asked to make a voluntary contribution to the U.S. Treasury in order to resolve the FCC’s investigation amicably.

Our ongoing obligations to pay federal, state and local telecommunications contributions and taxes may decrease our price advantage over our competitors who have historically paid these contributions and taxes and could also make us less competitive with those competitors who are not subject to, or choose not to comply with, those requirements. In addition, if we are unable to continue to pass some or all of the cost of these contributions and taxes to our clients, our profit margins on the minutes we resell will decrease. Our federal contributions and tax obligations may significantly increase in the future, due to new interpretations by governing authorities, governmental budget pressures, changes in our business model or solutions or other factors. See Note 9 to the notes to our consolidated financial statements.

If we do not comply with FCC rules and regulations, we could be subject to FCC enforcement actions, fines, loss of licenses and possibly restrictions on our ability to operate or offer certain of our services.

Since our business is regulated by the FCC, we are subject to existing or potential FCC regulations relating to privacy, disability access, porting of numbers, USF contributions and other requirements. If we do not comply with FCC rules and regulations, we could be subject to FCC enforcement actions, fines, loss of licenses and possibly restrictions on our ability to operate or offer certain of our services. Any enforcement action by the FCC, which may be a public process, would hurt our reputation in the industry, possibly impair our ability to sell our services to clients and could harm our business and results of operations.

Among the regulations to which we are subject, we must comply (in whole or in part) with:

•	the Communications Assistance for Law Enforcement Act, or CALEA, which requires covered entities to assist law enforcement in undertaking electronic surveillance;

•	contributions to the USF which requires that we pay a percentage of our revenues to support certain federal programs;

•	payment of annual FCC regulatory fees based on our interstate and international revenues;

•	rules pertaining to access to our services by people with disabilities and contributions to the Telecommunications Relay Services fund; and

•	FCC rules regarding Customer Proprietary Network Information, or CPNI, which prohibit us from using such information without customer approval, subject to certain exceptions.

If we do not comply with any current or future rules or regulations that apply to our business, we could be subject to substantial fines and penalties, we may have to restructure our service offerings, exit certain markets, accept lower margins or raise the price of our services, any of which could ultimately harm our business and results of operations.

Reform of federal and state USF programs could increase the cost of our service to our clients, diminishing or eliminating our pricing advantage.

The FCC and a number of states are considering reform or other modifications to USF programs. The way we calculate our contribution may change if the FCC or certain states engage in reform or adopt other modifications. In April 2012, the FCC released a Further Notice of Proposed Rulemaking to consider reforms to the manner in which companies like us contribute to the federal USF program. In general, the Further Notice of Proposed Rulemaking is considering questions like: what companies should contribute, how contributions should be assessed, and methods to improve the administration of the system. We cannot predict the outcome of this proceeding nor its impact on our business at this time.

Should the FCC or certain states adopt new contribution mechanisms or otherwise modify contribution obligations that increase our contribution burden, we will either need to raise the amount we currently collect from our clients to cover this obligation or absorb the costs, which would reduce our profit margins. Furthermore, the FCC has ruled that states can require us to contribute to state USF programs. A number of states already require us to contribute, while others are actively considering extending their programs to include the solution we provide. We currently pass through USF contributions to our clients which may result in our solution becoming less competitive as compared to those provided by our competitors.

Privacy concerns and domestic or foreign laws and regulations may reduce the demand for our solution, increase our costs and harm our business.

Our clients can use our solution to collect, use and store information, including personally identifiable information or other information treated as confidential, regarding their customers and potential customers. Federal, state and foreign government bodies and agencies have adopted, are considering adopting, or may adopt laws and regulations, including the Health Insurance Portability and Accountability Act of 1996, regarding the collection, use, storage and disclosure of such information obtained from consumers and individuals. The costs of compliance with, and other burdens imposed by, such laws and regulations that are applicable to the businesses of our clients may limit the use and adoption of our solution and reduce overall demand, or lead to significant fines, penalties or liabilities for any noncompliance with such privacy laws. Furthermore, privacy concerns may cause consumers to resist providing the personal data necessary to allow our clients to use our solution effectively. Even the perception of privacy concerns, whether or not valid, may inhibit market adoption of our solution in certain industries or countries.

Domestic and international legislative and regulatory initiatives may harm our clients’ ability to process, handle, store, use and transmit information, including demographic and personally identifiable information or other information treated as confidential, regarding their customers, which could reduce demand for our solution. The European Union and many countries in Europe have particularly stringent privacy laws and regulations, which may impact our ability to profitably operate in certain European countries.

In addition to government activity, privacy advocacy groups and the technology and other industries are considering various new, additional or different self-regulatory standards that may place additional burdens on us. If the processing of information were to be curtailed in this manner, our solution may be less attractive, which may reduce demand for our solution and harm our business.

Risks Related to Ownership of Our Common Stock and this Offering

There has been no prior market for our common stock and an active market may not develop or be sustained and investors may not be able to resell their shares at or above the initial public offering price.

There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock will be determined through negotiations between the underwriters and us and may vary substantially from the market price of our common stock following this offering. If you purchase shares of our common stock in this offering, you may not be able to resell those shares at or above the initial public offering price. An active or liquid market in our common stock may not develop upon completion of this offering or, if it does develop, may not be sustained.

Our stock price may be volatile or may decline, including due to factors beyond our control, resulting in substantial losses for investors purchasing shares in this offering.

The trading prices of the securities of technology companies have been highly volatile. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our operating results;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	ratings changes by any securities analysts who follow our company;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in the SaaS industry in particular;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the U.S. or global economy;

•	any major change in our board of directors or management;

•	lawsuits threatened or filed against us;

•	legislation or regulation of our business, the internet and/or contact centers;

•	loss of key personnel;

•	new entrants into the contact center market, including the transition by providers of legacy on-premise contact center systems to cloud solutions, as well as cable and incumbent telephone companies and other well-capitalized competitors;

•	new products or new sales by us or our competitors;

•	the perceived or real impact of events that harm our direct competitors;

•	developments with respect to patents or proprietary rights;

•	general market conditions; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events, which could be unrelated to, or outside of, our control.

In addition, stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and harm our business, results of operations, financial condition, reputation and cash flows.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business, our market and our competitors. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

We expect to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. Additionally, we may use a portion of the net proceeds to acquire complementary businesses, technologies or other assets. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately or to influence our decisions regarding the use of proceeds. The net proceeds may be used for purposes that do not increase the value of our business, which could cause our stock price to decline.

Substantial future sales of shares of our common stock could cause the market price of our common stock to decline.

The market price of shares of our common stock could decline as a result of substantial sales of our common stock, particularly sales by our directors, executive officers and significant stockholders, a large number of shares of our common stock becoming available for sale or the perception in the market that holders of a large number of shares intend to sell their shares. After this offering, we will have              shares of our common stock outstanding, based on the number of shares outstanding as of                     . This includes the shares included in this offering, which may be resold in the public market immediately. An additional              shares may also be resold in the public market immediately. The remaining              shares are currently restricted as a result of 180-day market stand-off or lock-up agreements. J.P. Morgan Securities LLC and Barclays Capital Inc. may, in their sole discretion, permit our officers, directors, employees and current stockholders who are subject to the 180-day contractual lock-up to sell shares prior to the expiration of the lock-up agreements. See “Underwriting.”

After this offering, the holders of an aggregate of              shares of our common stock as of              will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our stockholders. We also intend to register shares of common stock that we may issue under our employee equity incentive plans. Once we register these shares, they will be able to be sold freely in the public market upon issuance, subject to existing market stand-off and/or lock-up agreements.

Purchasers in this offering will experience immediate and substantial dilution.

The initial public offering price per share will be substantially higher than the pro forma net tangible book value per share of our common stock outstanding prior to this offering. As a result, investors purchasing common stock in this offering will experience immediate dilution of $             per share. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of common stock. In addition, we have issued options to acquire common stock at prices significantly below the initial public offering price. To the extent outstanding options are ultimately exercised, there will be further dilution to investors in this offering. In addition, if the underwriters exercise their option to purchase additional shares from us or if we issue additional equity securities, you will experience additional dilution.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the NYSE and other applicable securities laws, rules and regulations. Compliance with these laws, rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns and our costs and expenses will increase, which could harm our business and operating results. Although we have already hired additional employees to comply with these requirements, we may need to hire more employees in the future or engage outside consultants, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

We will incur additional compensation costs in the event that we decide to pay our executive officers cash compensation closer to that of executive officers of other public cloud and technology companies, which would increase our general and administrative expense and could harm our profitability. Any future equity awards will also increase our compensation expenses. We also expect that being a public company and compliance with applicable rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified executive officers and members of our board of directors, particularly to serve on our audit committee and compensation committee.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which could be advantageous to our competitors and clients and could result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results.

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised financial accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not “emerging growth companies.”

For as long as we continue to be an emerging growth company, we may also take advantage of certain other exemptions from reporting requirements that are applicable to other public companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile or decline.

We will remain an emerging growth company until the earliest of (i) the end of the fiscal year in which the market value of our common stock that is held by non-affiliates is at least $700 million as of the last business day of our most recently completed second fiscal quarter, (ii) the end of the fiscal year in which we have total annual gross revenues of $1 billion or more during such fiscal year, (iii) the date on which we issue more than $1 billion in non-convertible debt in a three-year period or (iv) the end of the fiscal year in which the fifth anniversary of the date of this prospectus occurs.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws, as amended and restated in connection with this offering, may have the effect of delaying or preventing a change in control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws will include provisions that:

•	provide that our board of directors is classified into three classes of directors;

•	provide that stockholders may remove directors only for cause and only with the approval of holders of at least 66 2⁄3% of our then outstanding capital stock;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•	provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	provide that our stockholders may not take action by written consent, and may only take action at annual or special meetings of our stockholders;

•	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder’s notice;

•	do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election);

•	provide that special meetings of our stockholders may be called only by the chairman of the board, our chief executive officer or the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors; and

•	provide that stockholders will be permitted to amend our amended and restated bylaws only upon receiving at least 66 2/3% of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder.

We do not intend to pay dividends for the foreseeable future. If our stock price does not appreciate after you purchase our shares, you may lose some or all of your investment.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. In addition, our secured credit agreement prohibits us and our subsidiaries from, among other things, paying any dividends or making any other distribution or payment on account of our common stock. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Our directors, executive officers and significant stockholders, who after this offering will hold approximately     % of the voting power of our outstanding capital stock, will continue to have substantial control over us after this offering and could delay or prevent a change in corporate control.

After this offering, our directors, executive officers and holders of more than 5% of our common stock, together with their affiliates, will beneficially own, in the aggregate,     % of our outstanding common stock, on a fully diluted basis. As a result, these stockholders, acting together, have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these stockholders, acting together, have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership might decrease the market price of our common stock by:

•	delaying, deferring or preventing a change in control of the company;

•	impeding a merger, consolidation, takeover or other business combination involving us; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the company.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and elsewhere in this prospectus may include forward-looking statements within the meaning of the federal securities laws, which involve substantial risks and uncertainties. These statements reflect the current views of our senior management with respect to future events and our financial performance. These statements include forward-looking statements with respect to our business and our industry in general. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature identify forward-looking statements for purposes of the federal securities laws or otherwise.

Forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to, the following:

•	our quarterly and annual results may fluctuate significantly, may not fully reflect the underlying performance of our business and may result in decreases in the price of our common stock;

•	if we are unable to attract new clients or sell additional services and functionality to our existing clients, our revenue and revenue growth will be harmed;

•	our recent rapid growth may not be indicative of our future growth, and if we continue to grow rapidly, we may fail to manage our growth effectively;

•	the markets in which we participate are highly competitive, and if we do not compete effectively, our operating results could be harmed;

•	if we fail to manage our technical operations infrastructure, our existing clients may experience service outages, our new clients may experience delays in the deployment of our solution and we could be subject to, among other things, claims for credits or damages;

•	if our dollar-based retention rate declines, our revenues, gross margins and net income could decrease and we may be required to spend more money to grow our client base and maintain our revenues;

•	we sell our solution to larger organizations that require longer sales and implementation cycles and often demand more configuration and integration services or customized features and functions that we may not offer, any of which could delay or prevent these sales and harm our growth rates, business and operating results;

•	because most of our revenue is derived from existing clients, downturns or upturns in new sales will not be immediately reflected in our operating results and may be difficult to discern;

•	we rely on third-party telecommunications and internet service providers to provide our clients and their customers with telecommunication services and connectivity to our cloud contact center software and any failure by these service providers to provide reliable services could subject us to, among other things, claims for credits or damages;

•	we have a history of losses and we may be unable to achieve or sustain profitability; and

•	other factors discussed under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may differ materially from what we anticipate. You should not place undue reliance on our forward-looking statements. Any forward-looking statements you read in this prospectus reflect our views as of the date of this prospectus with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. Before making a decision to purchase our common stock, you should carefully consider all of the factors identified in this prospectus that could cause actual results to differ.

MARKET AND INDUSTRY DATA

In this prospectus, we rely on and refer to information and statistics regarding the industries and the markets in which we compete. We obtained this information and these statistics from various third-party sources. We believe that these sources and the estimates contained therein are reliable, but we have not independently verified them. Such information involves risks and uncertainties and is subject to change based on various factors, including those discussed in the “Risk Factors” section of this prospectus.

Each of the Gartner Reports described herein, Gartner, Inc., Forecast: Contact Centers, Worldwide, 2010-2017, 3Q13 Update, Drew Kraus, September 18, 2013 and Gartner, Inc., Market Trends: Contact Centers as a Service, North America, 2012, Daniel O’Connell, Drew Kraus, Gartner Foundational, June 6, 2012, represents data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc., or Gartner, and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Reports are subject to change without notice.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares of our common stock by us in this offering will be approximately $             million, after deducting underwriting discounts and commissions and estimated expenses payable by us, based upon the assumed initial public offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus. If the underwriters exercise their option to purchase additional shares in full, we estimate that our net proceeds would be $             million, after deducting underwriting discounts and commissions and estimated expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our stockholders. As of the date of this prospectus, we have no specific plans for the use of the net proceeds we receive from this offering. However, we intend to use the net proceeds from this offering for general corporate purposes, which we expect to include growing our business by expanding our direct sales force and investing to grow our international client base, as well as other working capital, operating expenses and capital expenditures. Additionally, we may use a portion of the net proceeds to acquire complementary businesses, technologies or other assets. However, we do not have agreements or commitments for any acquisitions at this time. We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering. Accordingly, our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the proceeds from this offering. Pending the use of proceeds from this offering as described above, we plan to invest the net proceeds that we receive in this offering in short-term and long-term interest-bearing obligations, including government and investment-grade debt securities and money market funds.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. Our loan and security agreement prohibits us and our subsidiaries from, among other things, paying any dividends or making any other distribution or payment on account of our capital stock.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and capitalization as of September 30, 2013:

•	on an actual basis;

•	on a pro forma basis to give effect to (1) the conversion of all of our series of preferred stock into an aggregate of shares of common stock, which conversion will occur in connection with this offering; (2) our : reverse stock split effected prior to this offering; and (3) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware, in each case as if such event had occurred on September 30, 2013; and

•	on a pro forma as adjusted basis to give effect to the pro forma adjustments set forth above, the sale of shares of common stock in this offering at the assumed initial public offering price of $ per share, which is the midpoint of the estimated range set forth on the cover of this prospectus, and the application of the net proceeds of this offering after deducting underwriting discounts and commissions and estimated fees and expenses payable by us, as described under “Use of Proceeds.”

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other final terms of the offering. You should read this information in conjunction with “Use of Proceeds,” “Selected Consolidated Historical Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2013
	Actual	Pro Forma	Pro Forma as Adjusted
	(in thousands, except share and per share data) (unaudited)
Cash, cash equivalents and short-term investments	$10,110	$	$

Notes payable, capital lease obligations and convertible preferred stock warrant liability(1)	$16,480
Stockholders’ equity (deficit):
Convertible Preferred Stock, $0.001 par value, 125,115 authorized shares, 122,216 shares issued and outstanding, actual; aggregate liquidation preference of $54,303, actual; shares authorized, no shares issued and outstanding, pro forma; shares authorized, no shares issued and outstanding, pro forma as adjusted.	53,734
Common stock, $0.001 par value: 177,000,000 shares authorized, 15,147 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted.	15
Additional paid-in capital	20,655
Accumulated deficit	(82,164)

Total stockholders’ equity (deficit)	(7,760)

Total capitalization	$8,720	$	$

(1)	In February 2010, we entered into a secured equipment loan agreement with Atel Capital Group to fund up to $1.7 million of our capital equipment needs. We amended this agreement in June 2010 to increase the amount of available funding to a total of $2.2 million. As of September 30, 2013, we had made five draws totaling $2.2 million. As of September 30, 2013, the total principal owed was $55,000 and monthly payments were $11,000.

In November 2010, we entered into a secured equipment lease agreement with HP Financial Services for a lease line totaling $0.5 million, which was subsequently increased to $2.6 million in November 2011. As of September 30, 2013, we had made 21 draws totaling $2.6 million. As of September 30, 2013, the total principal owed was $1.4 million and monthly payments were $87,000.

In December 2010, we entered into a secured equipment lease agreement with Fountain Leasing Corporation for a lease line totaling $3.4 million. As of September 30, 2013, we had made five draws totaling $2.8 million. As of September 30, 2013, the total principal owed was $0.9 million and monthly payments were $89,000.

In October 2011, we entered into a secured equipment lease agreement with Cisco Systems Capital Corporation for a lease line totaling $7.0 million. As of September 30, 2013, we had made 16 draws totaling $6.0 million. As of September 30, 2013, the total principal owed was $3.7 million and monthly payments were $186,000.

In November 2012, we entered into a secured equipment lease agreement with Winmark Capital Corporation for a lease line, which as of September 30, 2013 totaled $9.4 million. As of September 30, 2013, we had made four draws totaling $3.9 million. As of September 30, 2013, the total principal owed was $3.4 million and monthly payments were $124,000.

In July 2013, we entered into a promissory note with the Universal Services Administration Company (USAC) for $4.1 million. As of September 30, 2013, $3.8 million of this promissory note was outstanding and monthly payments were $121,000.

If the underwriters exercise their option to purchase additional shares of our common stock in full, pro forma as adjusted cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity and shares outstanding as of September 30, 2013 would be $            , $            , $             and             , respectively.

The pro forma and pro forma as adjusted columns in the table above are based on 144,190,363 shares of our common stock (including preferred stock on an as-converted basis) outstanding as of December 31, 2013, and exclude:

•	30,549,377 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of December 31, 2013, with a weighted average exercise price of $0.82 per share;

•	1,562,708 shares of our common stock, on an as-converted basis, issuable upon the exercise of warrants outstanding as of December 31, 2013, with a weighted average exercise price of $0.22 per share;

•	shares of our common stock reserved for future issuance under our equity incentive plans, consisting of:

¡	1,201,690 shares of our common stock reserved for future issuance under our 2004 Plan;

¡	shares of our common stock reserved for future issuance under our 2014 Plan; and

¡	shares of our common stock reserved for future issuance under our ESPP.

DILUTION

If you invest in our common stock, your ownership interest will be immediately diluted to the extent of the difference between the offering price per share and the pro forma as adjusted net tangible book value per share after this offering. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of our common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after the consummation of this offering.

Our historical net tangible book value as of December 31, 2013 was $         million, or $         per share, not taking into account the conversion of our outstanding preferred stock. Our pro forma net tangible book value as of December 31, 2013 was approximately $         million, or $         per share, after giving effect to the conversion of all outstanding shares of our preferred stock into             shares of our common stock.

After giving effect to the             :             reverse stock split, conversion of all of our preferred stock and the sale by us of the             shares of our common stock in this offering at the assumed initial public offering price of $         per share, which is the midpoint of the estimated price range on the cover page of this prospectus, less underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2013 would have been approximately $         million, or approximately $         per share. This represents an immediate increase in net tangible book value of $         per share to existing stockholders and an immediate dilution in net tangible book value of $         per share to new investors of common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of December 31, 2013	$
Pro forma increase in net tangible book value per share attributable to conversion of preferred stock
Pro forma net tangible book value per share as of December 31, 2013
Increase in pro forma net tangible book value per share attributable to new investors in this offering

Pro forma as adjusted net tangible book value per share immediately after this offering		$

Dilution per share to new investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by approximately $         million, or $         per share, and the dilution per share to investors in this offering by approximately $         per share, assuming no change to the number of shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. A 1.0 million increase (decrease) in the number of shares offered by us would increase (decrease) our pro forma as adjusted net tangible book value by approximately $         million, or $         per share, assuming the initial public offering price of $         per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, and the dilution per share to investors in this offering by approximately $         per share after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only.

If the underwriters exercise their option to purchase additional shares in this offering in full, our pro forma as adjusted net tangible book value as of December 31, 2013 would be $        , the increase in as adjusted net tangible book value per share to existing stockholders would be $         per share and the dilution per share to new investors would be $        .

The following table sets forth, on a pro forma as adjusted basis, as of December 31, 2013, the differences between the number of shares of common stock purchased from us, the total consideration paid, and the weighted average price per share paid by existing stockholders and new investors purchasing shares of our common stock in this offering, before deducting underwriting discounts and commissions and estimated expenses payable by us at the assumed initial public offering price of $         per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus.

	Shares Purchased			Total Consideration			Weighted Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Totals		100%			100%

A $1.00 increase (or decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease), respectively, total consideration paid by new investors and total consideration paid by all stockholders by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated expenses payable by us.

The discussion and tables above assume the conversion of all our outstanding shares of preferred stock into 122,215,769 shares of common stock in connection with this offering and exclude, as of December 31, 2013:

•	30,549,377 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of December 31, 2013, with a weighted average exercise price of $0.82 per share;

•	1,562,708 shares of our common stock, including on an as-converted basis, issuable upon the exercise of warrants to purchase common stock or convertible preferred stock outstanding as of December 31, 2013, with a weighted average exercise price of $0.22 per share;

•	shares of our common stock reserved for future issuance under our equity incentive plans, consisting of:

¡	1,201,690 shares of our common stock reserved for future issuance under our 2004 Plan;

¡	shares of our common stock reserved for future issuance under our 2014 Plan; and

¡	shares of our common stock reserved for future issuance under our ESPP.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL AND OPERATING DATA

The following selected consolidated statement of operations data for the years ended December 31, 2011 and 2012 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 2009 and 2010 has been derived from our unaudited consolidated financial statements not included in this prospectus. The selected consolidated statement of operations data for the nine months ended September 30, 2012 and 2013 and the consolidated balance sheet data as of September 30, 2013 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as the audited financial statements and reflect, in the opinion of management, all adjustments, consisting only of normal, recurring adjustments necessary for a fair presentation of the unaudited interim consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future and the results for the nine months ended September 30, 2013 are not necessarily indicative of results to be expected for the full year or any other period. You should read the following selected consolidated financial and other data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,				Nine Months Ended September 30,
	2009	2010	2011	2012	2012	2013
	(unaudited)				(unaudited)
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$19,463	$25,621	$43,188	$63,822	$45,551	$60,489
Cost of revenue(1)	9,893	13,104	24,563	39,306	28,120	36,161

Gross profit	9,570	12,517	18,625	24,516	17,431	24,328
Operating expenses:
Research and development(1)	4,188	5,696	8,739	13,217	9,370	12,679
Sales and marketing(1)	4,230	5,861	10,207	16,808	11,629	20,338
General and administrative(1)	2,188	2,547	6,990	11,546	7,954	12,100

Total operating expenses	10,606	14,104	25,936	41,571	28,953	45,117

Loss from operations	(1,036)	(1,587)	(7,311)	(17,055)	(11,522)	(20,789)
Other expense, net:
Change in fair value of convertible preferred stock warrant liability	(33)	(73)	(55)	(1,674)	(1,557)	(1,177)
Interest expense and other, net	(76)	(267)	(442)	(543)	(420)	(647)

Total other expense, net	(109)	(340)	(497)	(2,217)	(1,977)	(1,824)

Loss before provision for income taxes	(1,145)	(1,927)	(7,808)	(19,272)	(13,499)	(22,613)
Provision for income taxes	28	5	64	62	53	69

Net loss	$(1,173)	$(1,932)	$(7,872)	$(19,334)	$(13,552)	$(22,682)

Net loss per share:
Basic and diluted	$(16.52)	$(0.69)	$(0.75)	$(1.46)	$(1.04)	$(1.55)

Shares used in computing net loss per share:
Basic and diluted	71	2,818	10,538	13,280	13,056	14,665

Pro forma net loss per share (unaudited):
Basic and diluted(2)				$(0.15)		$(0.16)

Shares used in computing pro forma net loss per share (unaudited):
Basic and diluted(2)				120,227		136,881

Other Financial Data:
Adjusted EBITDA(3) (unaudited)	$224	$63	$(5,415)	$(13,967)	$(9,529)	$(16,861)

(1)	Stock-based compensation expense is included in our results of operations as follows (in thousands):

	Year Ended December 31,				Nine Months Ended September 30,
	2009	2010	2011	2012	2012	2013
	(unaudited)				(unaudited)
Cost of revenue	$7	$12	$17	$60	$50	$127
Research and development	70	73	51	154	82	238
Sales and marketing	18	43	36	112	38	421
General and administrative	109	133	253	138	98	240

Total stock-based compensation	$204	$261	$357	$464	$268	$1,026

(2)	See Note 7 to the notes to our consolidated financial statements for an explanation of the method used to calculate the unaudited pro forma basic and diluted net loss per share for the year ended December 31, 2012 and the nine months ended September 30, 2013. All shares to be issued in this offering were excluded from the unaudited pro forma basic and diluted net loss per share calculation.

(3)	We calculate Adjusted EBITDA, a non-GAAP financial measure, to analyze our financial results and believe that it is useful to investors, as a supplement to U.S. GAAP measures, in evaluating our ongoing operational performance and enhancing an overall understanding of our past financial performance. We believe that Adjusted EBITDA helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that we exclude from Adjusted EBITDA. Furthermore, we use this measure to establish budgets and operational goals for managing our business and evaluating our performance. We also believe that Adjusted EBITDA provides an additional tool for investors to use in comparing our recurring core business operating results over multiple periods with other companies in our industry.

Adjusted EBITDA should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with U.S. GAAP and our calculation of Adjusted EBITDA may differ from that of other companies in our industry. We compensate for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of our financial statements in accordance with GAAP and reconciliation of Adjusted EBITDA to the most directly comparable GAAP measure, net loss. We calculate Adjusted EBITDA as net loss before (1) provision for income taxes, (2) other expense, net, (3) depreciation and amortization of property and equipment and (4) stock-based compensation.

The following provides a reconciliation of net loss to Adjusted EBITDA (unaudited):

	Year Ended December 31,				Nine Months Ended September 30,
	2009	2010	2011	2012	2012	2013
	(in thousands)
Reconciliation of Adjusted EBITDA:
Net loss	$(1,173)	$(1,932)	$(7,872)	$(19,334)	$(13,552)	$(22,682)
Non-GAAP adjustments:
Provision for income taxes	28	5	64	62	53	69
Other expense, net	109	340	497	2,217	1,977	1,824
Depreciation and amortization	1,056	1,389	1,539	2,624	1,725	2,902
Stock-based compensation	204	261	357	464	268	1,026

Adjusted EBITDA	$224	$63	$(5,415)	$(13,967)	$(9,529)	$(16,861)

	As of September 30, 2013
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)
	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$10,110
Working capital (deficit)	(5,705)
Total assets	30,873
Total debt and capital leases	13,324
Additional paid-in capital	20,655
Total stockholders’ equity (deficit)	(7,760)

(1)	The pro forma consolidated balance sheet data give effect to the automatic conversion of all outstanding shares of our convertible preferred stock into 122,215,769 shares of our common stock, which conversion will occur in connection with this offering.

(2)	The pro forma as adjusted consolidated balance sheet data also give effect to our sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with the section titled “Selected Consolidated Historical Financial and Operating Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks and uncertainties that could cause our actual results to differ materially from our expectations. Factors that could cause such differences include, but are not limited to, those described in the section titled “Risk Factors” and elsewhere in this prospectus.

Overview

We are a pioneer and leading provider of cloud software for contact centers, facilitating over three billion interactions between our more than 2,000 clients and their customers per year. We believe we achieved this leadership position through our expertise and technology, which has empowered us to help organizations of all sizes transition from legacy on-premise contact center systems to our cloud solution. Our solution, which is comprised of our VCC cloud platform and applications, allows simultaneous management and optimization of customer interactions across voice, chat, email, web, social media and mobile channels, either directly or through our application programming interfaces. Our VCC cloud platform routes each customer interaction to an appropriate agent resource, and delivers relevant customer data to the agent in real-time to optimize the customer experience. Unlike legacy on-premise contact center systems, our solution requires minimal up-front investment and can be rapidly deployed and adjusted depending on our client’s requirements.

Since founding our business in 2001, we have focused exclusively on delivering cloud contact center software. We initially targeted smaller contact center opportunities with our telesales team and, over time, invested in expanding the breadth and depth of the functionality of our cloud platform to meet the evolving requirements of our clients. In 2009, we made a strategic decision to expand our market opportunity to include larger contact centers. This decision drove further investments in research and development and the establishment of our field sales team to meet the requirements of these larger contact centers. We believe this shift has helped us diversify our client base while significantly enhancing our opportunity for future revenue growth. To complement these efforts, we also have focused on building client awareness and driving adoption of our solution through marketing activities, which include internet advertising, digital marketing campaigns, social marketing, trade shows, industry events and telemarketing.

We provide our solution through a SaaS business model that drives recurring and predictable revenue. We offer a comprehensive suite of applications delivered on our VCC cloud platform that are designed to enable our clients to manage and optimize interactions across inbound and outbound contact centers. We primarily generate revenue by selling subscriptions and related usage of our VCC cloud platform. We charge our clients monthly subscription fees for access to our solution, primarily based on the number of agent seats, as well as the specific functionalities and applications our clients deploy. We define agent seats as the maximum number of named agents allowed to concurrently access our solution. Our clients typically have more named agents than agent seats, and multiple named agents may use an agent seat, though not simultaneously. Substantially all of our clients purchase both subscriptions and related usage from us. A small percentage of our clients subscribe to our platform but purchase telephony usage directly from a wholesale telecommunications service provider. We do not sell telephony usage on a stand-alone basis to any client. The related usage fees are based on the volume of minutes for inbound and outbound interactions. We also offer bundled plans, generally for smaller deployments whereby the client is charged a single monthly fixed fee per agent seat that includes both subscription and unlimited usage in the contiguous 48 states and, in some cases, Canada. We offer both annual and monthly contracts to our clients, with 30 days’ notice required for changes in the number of agent seats. Our clients can use this notice period to rapidly adjust the number of agent seats used to meet their changing contact center volume needs, including to reduce the number of agent seats to zero. As a general matter, this means that a client can effectively terminate its agreement with us upon 30 days’ notice. Our larger clients typically choose annual contracts, which generally include an implementation and ramp period of several months. Fixed subscription fees (including bundled plans) are billed monthly in advance, while related usage fees are billed in arrears. For the years ended December 31, 2011 and 2012 and for the nine months ended September 30, 2013, subscription and related usage fees accounted for 96%, 97% and 98% of our revenue, respectively. The remainder is comprised of professional services revenue from the implementation and optimization of our solution.

Our revenue growth over the last three years has primarily been driven by new clients choosing to use our solution and to a lesser extent, existing clients gradually increasing the number of agent seats under subscription. For the years ended December 31, 2011 and 2012, and the nine months ended September 30, 2013, no single client accounted for more than 10% of our total revenue. As of September 30, 2013, we had over 1,900 clients across multiple industries, with subscriptions ranging in size from fewer than 10 agent seats to approximately 1,000 agent seats.

We have achieved significant growth in a relatively short period of time. For the years ended December 31, 2011 and 2012, our revenue was $43.2 million and $63.8 million, respectively, representing year-over-year growth of 48%. For the nine months ended September 30, 2012 and 2013, our revenue was $45.6 million and $60.5 million, respectively, representing period-over-period growth of 33%. We have continued to make significant expenditures and investments, including in research and development, sales and marketing and infrastructure. We have incurred net losses of $7.9 million and $19.3 million for the years ended December 31, 2011 and 2012, respectively. For the nine months ended September 30, 2012 and 2013, our net losses were $13.6 million and $22.7 million, respectively. We primarily evaluate the success of our business based on revenue growth and the efficiency and effectiveness of our investments.

The growth of our business and our future success depend on many factors, including our ability to continue to expand our client base to include larger opportunities, grow revenue from our existing client base, innovate and expand internationally. While these areas represent significant opportunities for us, they also pose risks and challenges that we must successfully address in order to sustain the growth of our business and improve our operating results. In order to pursue these opportunities, we anticipate that we will expand our operations and headcount in the near term. The expected addition of new employees and the investments that we anticipate will be necessary to manage our anticipated growth will make it more difficult for us to generate earnings. As we grow our business, we expect our cost of revenue and operating expenses to increase in future periods. For example, (i) sales and marketing expenses are expected to increase in absolute dollars as we continue to expand our sales and marketing teams, increase our marketing activities and grow our international operations; (ii) research and development expenses are expected to increase in absolute dollars to support the enhancement of our existing solution and development of additional industry-leading contact center features and applications; and (iii) general and administrative expenses are expected to increase in absolute dollars as a result of both our growth and the infrastructure required to be a public company. In order to support future client growth, we also intend to invest in maintaining a high level of client service and support and to continue investing in our data center infrastructure and services capabilities. Due to our continuing investments to scale our business, increase our sales and marketing efforts, pursue new opportunities, enhance our solution and build our technology, we will incur expenses in the future for which we may not realize benefit.

Key Operating and Financial Performance Metrics

In addition to measures of financial performance presented in our consolidated financial statements, we monitor the key metrics set forth below to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts, and assess operational efficiencies.

Dollar-Based Retention Rate

We believe that our Dollar-Based Retention Rate provides insight into our ability to retain and grow revenue from our clients, and is a measure of the long-term value of our client relationships. Our Dollar-Based Retention Rate is calculated by dividing our Retained Net Invoicing by our Retention Base Net Invoicing on a monthly basis, which we then average using the rates for the trailing twelve months for the period being presented. We define Retention Base Net Invoicing as recurring net invoicing from all clients in the comparable prior year period, and we define Retained Net Invoicing as recurring net invoicing from that same group of clients in the current period. We define recurring net invoicing as subscription and related usage revenue excluding the impact of service credits, reserves and deferrals. Historically, recurring net invoicing has been within 10% of our subscription and related usage revenue. Our Dollar-Based Retention Rate was above 100% in each of the periods presented. Although our Dollar-Based Retention Rate is an indicator of the stability of our revenues, as indicated below, it has fluctuated, primarily as a result of significant occasional increases in recurring net invoicing due to large clients increasing their subscriptions as they add agent seats.

The following table shows our Dollar-Based Retention Rate for the periods presented (unaudited):

	Year Ended December 31,		Twelve Months Ended September 30,
	2011	2012	2012	2013
Dollar-Based Retention Rate	102%	107%	112%	102%

Adjusted EBITDA

We monitor Adjusted EBITDA, a non-GAAP financial measure, to analyze our financial results and believe that it is useful to investors, as a supplement to U.S. GAAP measures, in evaluating our ongoing operational performance and enhancing an overall understanding of our past financial performance. We believe that Adjusted EBITDA helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that we exclude from Adjusted EBITDA. Furthermore, we use this measure to establish budgets and operational goals for managing our business and evaluating our performance. We also believe that Adjusted EBITDA provides an additional tool for investors to use in comparing our recurring core business operating results over multiple periods with other companies in our industry.

Adjusted EBITDA should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with U.S. GAAP and our calculation of Adjusted EBITDA may differ from that of other companies in our industry. We compensate for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of our financial statements in accordance with U.S. GAAP and reconciliation of Adjusted EBITDA to the most directly comparable U.S. GAAP measure, net loss. We calculate Adjusted EBITDA as net loss before (1) provision for income taxes, (2) other expense, net, (3) depreciation and amortization of property and equipment and (4) stock-based compensation. See “Selected Consolidated Historical Financial and Operating Data” for a reconciliation of net loss to Adjusted EBITDA.

The following table shows our Adjusted EBITDA for the periods presented (unaudited, in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
Adjusted EBITDA	$ (5,415)	$(13,967)	$(9,529)	$(16,861)

Key Components of Our Results of Operations

Revenue

Our revenue consists of subscription and related usage as well as professional services. We consider our subscription and related usage to be recurring. This recurring revenue includes fixed subscription fees for the delivery and support of our VCC cloud platform as well as related usage fees. The related fees for usage are based on the volume of minutes for inbound and outbound customer interactions. We also offer bundled plans, generally for smaller deployments, whereby the client is charged a single monthly fixed fee per agent seat that includes both subscription and unlimited usage in the contiguous 48 states, and, in some cases, Canada. We offer both annual and monthly contracts for our clients, with 30 days’ notice required for changes in the number of agent seats. Our clients can use this notice period to rapidly adjust the number of agent seats used to meet their changing contact center volume needs, including to reduce the number of agent seats to zero. As a general matter, this means that a client can effectively terminate its agreement with us upon 30 days’ notice.

Fixed subscription fees, including plans with bundled usage, are billed monthly in advance while variable usage fees are billed in arrears. Fixed subscription fees are recognized on a straight-line basis over the applicable term, predominantly the monthly contractual billing period. Support activities include technical assistance for our solution and upgrades and enhancements on a when and if available basis, which are not billed separately.

Variable subscription related usage fees for non-bundled plans are billed in arrears based on client specific per minute rate plans and are recognized as actual usage occurs. We generally require advance deposits from clients based on estimated usage. All fees, except usage deposits, are non-refundable.

In addition, we generate professional services revenue from assisting clients in implementing our solution and optimizing use. These services include application configuration, system integration and education and training services. Professional services are primarily billed on a fixed-fee basis and are typically performed by us directly. In limited cases, our clients may choose to perform these services themselves or engage their own third-party service providers to perform such services. Professional services are recognized as the services are performed using the proportional performance method, with performance measured based on hours of work performed provided all other criteria for revenue recognition are met.

Cost of Revenue

Our cost of revenue consists primarily of fees that we pay to telecommunications providers for usage, personnel costs (including stock-based compensation), taxes due to federal agencies on usage fees, costs to build out and maintain data centers, depreciation and related expenses of the servers and equipment, state taxes paid to telecommunication providers and allocated facility costs. Personnel costs included as part of cost of revenue include those associated with support of our solution, clients and data center operations, as well as providing professional services. Cost of revenue can fluctuate based on a number of factors, including the fees we pay to telecommunications providers, which vary depending on our clients’ usage of our VCC cloud platform, the timing of capital expenditures and related depreciation charges and changes in headcount. We expect to continue investing in our network infrastructure and client support function to maintain high quality and availability of service. As our business grows, we expect to realize economies of scale in network infrastructure, personnel and client support.

Operating Expenses

We classify our operating expenses as research and development, sales and marketing and general and administrative expenses.

Research and Development.    Our research and development expenses consist primarily of salary and related expenses (including stock-based compensation) for personnel related to the development of improvements and expanded features for our services, as well as quality assurance, testing, product management and allocated overhead. We expense research and development expenses as they are incurred due to our relatively short development cycle. We believe that continued investment in our solution is important for our future growth, and we expect research and development expenses to increase in absolute dollars in the foreseeable future, although these expenses may fluctuate as a percentage of our revenue from period to period.

Sales and Marketing.    Sales and marketing expenses consist primarily of salaries and related expenses (including stock-based compensation) for employees in sales and marketing, including commissions and bonuses, as well as advertising, marketing events, corporate communications, travel costs and allocated overhead. We expense the costs of sales commissions associated with the acquisition or renewal of client contracts as incurred in the period the contract is acquired or the renewal occurs. We believe it is important to continue investing in sales and marketing to continue to generate revenue growth. Accordingly, we expect sales and marketing expenses to increase in absolute dollars as we continue to support our growth initiatives, although these expenses may fluctuate as a percentage of our revenue from period to period.

General and Administrative.    General and administrative expenses consist primarily of salary and related expenses (including stock-based compensation) for management, finance and accounting, legal, information systems and human resources personnel, professional fees, compliance costs, other corporate expenses and allocated overhead. We anticipate that we will incur increased expenses for personnel and professional services, including auditing and legal services, insurance and other corporate governance expenses related to operating as a public company. We expect that general and administrative expenses will increase in absolute dollars, especially in the near term, as we continue to add personnel to support our growth and operate as a public company, although these expenses may fluctuate as a percentage of our revenue from period to period.

Other Expense, Net

Our other expense, net consists primarily of interest expense associated with our capital leases, notes payable and revolving line of credit. As a result of our additional term loan borrowed in October 2013 to acquire SoCoCare and our drawdown of $12.5 million under the revolving line of credit in December 2013, we expect that interest expense will increase in absolute dollars.

Change in Fair Value of Convertible Preferred Stock Warrant Liability.    We have outstanding warrants to purchase shares of our convertible preferred stock which are classified as liabilities. The convertible preferred stock warrants are subject to re-measurement at each balance sheet date, and any change in fair value is recognized as a component of other expense, net. In connection with the closing of this offering, the warrants will automatically be converted into warrants for common stock and reclassified to stockholders’ equity. We will no longer be required to re-measure the value of the warrants once they are converted to warrants for common stock after this offering and, therefore, no further charges or credits related to such warrants will be made to other expense, net.

Provision for Income Taxes

Our provision for income taxes consists primarily of corporate income taxes resulting from profits generated in foreign jurisdictions by wholly-owned subsidiaries, along with state income taxes payable in the United States.

The following table sets forth selected consolidated statements of operations data for each of the periods presented (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(unaudited)
Consolidated Statements of Operations Data:
Revenue	$43,188	$63,822	$45,551	$60,489
Cost of revenue(1)	24,563	39,306	28,120	36,161

Gross profit	18,625	24,516	17,431	24,328
Operating expenses:
Research and development(1)	8,739	13,217	9,370	12,679
Sales and marketing(1)	10,207	16,808	11,629	20,338
General and administrative(1)	6,990	11,546	7,954	12,100

Total operating expenses	25,936	41,571	28,953	45,117

Loss from operations	(7,311)	(17,055)	(11,522)	(20,789)
Other expense, net:
Change in fair value of convertible preferred stock warrant liability	(55)	(1,674)	(1,557)	(1,177)
Interest expense and other, net	(442)	(543)	(420)	(647)

Total other expense, net	(497)	(2,217)	(1,977)	(1,824)

Loss before provision for income taxes	(7,808)	(19,272)	(13,499)	(22,613)
Provision for income taxes	64	62	53	69

Net loss	$(7,872)	$(19,334)	$(13,552)	$(22,682)

(1)	Includes stock-based compensation as follows (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(unaudited)
Cost of revenue	$17	$60	$50	$127
Research and development	51	154	82	238
Sales and marketing	36	112	38	421
General and administrative	253	138	98	240

Total stock-based compensation	$357	$464	$268	$1,026

The following table sets forth selected consolidated statements of operations data for each of the periods presented as a percentage of revenue:

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(unaudited)
Consolidated Statements of Operations Data:
Revenue	100%	100%	100%	100%
Cost of revenue	57	62	62	60

Gross profit	43	38	38	40
Operating expenses:
Research and development	20	21	21	21
Sales and marketing	24	26	26	33
General and administrative	16	18	17	20

Total operating expenses	60	65	64	74

Loss from operations	(17)	(27)	(26)	(34)
Other expense, net:
Change in fair value of convertible preferred stock warrant liability	(0)	(2)	(3)	(2)
Interest expense and other, net	(1)	(1)	(1)	(1)

Total other expense, net	(1)	(3)	(4)	(3)

Loss before provision for income taxes	(18)	(30)	(30)	(37)
Provision for income taxes	0	0	0	0

Net loss	(18)%	(30)%	(30)%	(37)%

Comparison of Nine Months Ended September 30, 2012 and 2013

Revenue

	Nine Months Ended September 30,		Change	% Change
	2012	2013
	(unaudited)
	(in thousands, except percentages)
Revenue	$45,551	$60,489	$14,938	33%

Revenue increased by $14.9 million, or 33%, for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. Approximately $5.9 million of the increase was due to a 19% increase in the number of clients from December 31, 2012 to September 30, 2013. The increase in the number of new clients was primarily driven by an increase in sales and marketing activities for the nine months ended September 30, 2013 as compared to the nine months ended September 30, 2012. The additional $9.0 million of the increase was due to revenue growth from existing clients as of September 30, 2012, as reflected in our Dollar Based Retention Rate, and additional revenue generated from existing clients added in 2012. Our average pricing remained relatively consistent between these periods.

Cost of Revenue and Gross Profit

	Nine Months Ended September 30,				Change	% Change
	2012	% of Revenue	2013	% of Revenue
	(unaudited)
	(in thousands, except percentages)
Cost of revenue	$28,120	62%	$36,161	60%	$8,041	29%

Cost of revenue increased by $8.0 million, or 29%, for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012, primarily due to increases in personnel costs of $3.1 million, colocation facility and related equipment depreciation costs of $2.1 million, telecommunications services costs of $2.7 million, hosted software costs of $0.5 million, and equipment-related expenses and facility overhead costs of $0.3 million. The increase in telecommunications services costs was partially offset by a decrease of $0.8 million in expenses related to USF contributions. This $0.8 million decrease was due to the fact that in the nine months ended September 30, 2012, we incurred duplicate expenses for USF contributions payable to both our wholesale telecommunications service providers and USAC, while in the nine months ended September 30, 2013, we solely incurred expenses for USF contributions payable to USAC. The increases in personnel costs were primarily driven by increased headcount. The increases in the other expense categories were primarily driven by investments in technical infrastructure to support current and future client growth.

	Nine Months Ended September 30,				Change	% Change
	2012	% of Revenue	2013	% of Revenue
	(unaudited)
	(in thousands, except percentages)
Gross profit	$17,431	38%	$24,328	40%	$6,897	40%

Overall gross margin increased by 2% from 38% to 40% for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012, primarily due to a reduction in the costs for telecommunication services as percentage of revenue as a result of economies of scale from increased volume and call traffic and decreases in USF contribution assessments. These decreases were partially offset by colocation and related equipment depreciation costs, which increased due to infrastructure investment as well as higher personnel costs driven by increased headcount to support growth.

Operating Expenses

	Nine Months Ended September 30,				Change	% Change
	2012	% of Revenue	2013	% of Revenue
	(unaudited)
	(in thousands, except percentages)
Research and development	$9,370	21%	$12,679	21%	$3,309	35%
Sales and marketing	11,629	26	20,338	33	8,709	75
General and administrative	7,954	17	12,100	20	4,146	52

Total operating expenses	$28,953	64%	$45,117	74%	$16,164	56%

Research and development expenses increased $3.3 million, or 35%, for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012, primarily due to increases in personnel costs of $2.9 million and facilities and equipment-related expenses of $0.3 million. The increase in personnel costs was primarily due to an increase in average employee and related costs as we increased compensation for our non-U.S. workforce, while also hiring senior level employees to invest in future growth.

Sales and marketing expenses increased $8.7 million, or 75%, for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012, primarily due to increases in personnel costs of $4.6 million, marketing-related activities of $2.0 million, commissions paid to sales personnel of $1.1 million, and allocated facility costs of $0.4 million. The increase in personnel costs was primarily due to headcount additions, while the increase in commissions was primarily due to growth in sales of our solution. We increased marketing efforts to raise brand awareness and lead generation efforts, which led to increased marketing, travel and related expenses. The increases in headcount and other expense categories described above supported our growth strategy to acquire new clients, increase the number of agent seats within our existing client base and establish brand awareness.

General and administrative expenses increased $4.1 million, or 52%, for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012, primarily due to increases in personnel costs of $1.7 million, fees for outside professional services of $1.7 million, and third-party software expense of $0.4 million. The increase in personnel costs was primarily due to increases in headcount and average salary and related costs due to senior-level hires as we built our management team in preparation for future growth. Outside professional services fees increased primarily due to legal and accounting costs as we prepared to become a public company, and software-related costs as we upgraded existing software and purchased new software to support our growth.

Other Expense, net

	Nine Months Ended September 30,				Change	% Change
	2012	% of Revenue	2013	% of Revenue
	(unaudited)
	(in thousands, except percentages)
Change in fair value of convertible preferred stock warrant liability	$(1,557)	(3)%	$(1,177)	(2)%	$380	24%
Interest expense and other, net	(420)	(1)	(647)	(1)	(227)	(54)

Total other expense, net	$(1,977)	(4)%	$(1,824)	(3)%	$153	8%

Other expense, net decreased by $0.2 million to net expense of $1.8 million for the nine months ended September 30, 2013 compared to a net expense of $2.0 million for the nine months ended September 30, 2012, primarily due to the decrease in change of the fair value of our convertible preferred stock warrant liability, which increased for the nine months ended September 30, 2013 by $1.2 million compared to the increase of the liability by $1.6 million for the nine months ended September 30, 2012. This decrease was partially offset by an increase in interest and other, net expenses of $0.2 million due to increases in interest expense driven by additions of equipment financed by capital leases.

Comparison of Years Ended December 31, 2011 and 2012

Revenue

	Year Ended December 31,		Change	% Change
	2011	2012
	(in thousands, except percentages)
Revenue	$43,188	$63,822	$20,634	48%

Revenue increased by $20.6 million, or 48%, for the year ended December 31, 2012 compared to the year ended December 31, 2011. Approximately $10.9 million of the increase was due to a 32% increase in the number of clients from December 31, 2011 to December 31, 2012. The increase in the number of new clients was primarily driven by an increase in sales and marketing activities for the year ended December 31, 2012 as compared to the year ended December 31, 2011. The additional $9.7 million of the increase was due to revenue growth from existing clients as of December 31, 2011, as reflected in our Dollar Based Retention Rate, and additional revenue generated from existing clients added in 2011. Our average pricing remained relatively consistent between these periods.

Cost of Revenue and Gross Profit

	Year Ended December 31,
	2011	% of Revenue	2012	% of Revenue	Change	% Change
	(in thousands, except percentages)
Cost of revenue	$24,563	57%	$39,306	62%	$14,743	60%

Cost of revenue increased by $14.7 million, or 60%, for the year ended December 31, 2012 compared to the year ended December 31, 2011, primarily due to increases in telecommunications services costs of $7.1 million, personnel costs of $3.9 million, colocation facility and related equipment depreciation costs of $2.7 million and an increase in equipment-related expenses and facility overhead costs of $0.9 million. The increase in personnel costs was primarily driven by increased headcount. The increases in the other expense categories were primarily driven by investments in our technical infrastructure to support current and future client growth.

	Year Ended December 31,
	2011	% of Revenue	2012	% of Revenue	Change	% Change
	(in thousands, except percentages)
Gross profit	$18,625	43%	$24,516	38%	$5,891	32%

Overall gross margin decreased by 5% from 43% to 38% for the year ended December 31, 2012 compared to the year ended December 31, 2011, primarily due to increases in colocation and related equipment depreciation costs as a percentage of revenue as we continued to invest in infrastructure to support current and future clients, increases in costs for telecommunication services due to usage mix, and increases in employee and related costs due to headcount growth.

Operating Expenses

	Year Ended December 31,
	2011	% of Revenue	2012	% of Revenue	Change	% Change
	(in thousands, except percentages)
Research and development	$8,739	20%	$13,217	21%	$4,478	51%
Sales and marketing	10,207	24	16,808	26	6,601	65
General and administrative	6,990	16	11,546	18	4,556	65

Total operating expenses	$25,936	60%	$41,571	65%	$15,635	60%

Research and development expenses increased $4.5 million, or 51%, for the year ended December 31, 2012 compared to the year ended December 31, 2011, primarily due to increases in personnel costs of $4.0 million and consulting and other third-party related services of $0.5 million. The increase in personnel costs was primarily due to an increase in headcount and average employee and related costs as we hired senior level employees to invest in future growth. The increase in consulting and other third-party services was related to our investment in improving our solution.

Sales and marketing expenses increased $6.6 million, or 65%, for the year ended December 31, 2012 compared to the year ended December 31, 2011, primarily due to increases in personnel costs of $3.4 million, marketing-related activities of $1.7 million, commissions paid to sales personnel of $0.9 million, and allocated facility costs of $0.3 million. The increase in personnel costs was primarily due to an increase in headcount and the increase in commissions was primarily due to growth in sales of our solution. We increased marketing activities to raise brand awareness and lead generation, which led to increased marketing, travel and related expenses. Headcount growth drove the increase in allocated facility costs. The increases in headcount and other expense categories supported our growth strategy to acquire new clients, increase the number of agent seats within our existing client base and establish brand awareness.

General and administrative expenses increased $4.6 million, or 65%, for the year ended December 31, 2012 compared to the year ended December 31, 2011, primarily due to increases in personnel costs of $2.3 million, fees for outside professional services of $1.5 million, merchant fees of $0.3 million, and equipment, facility, and hosted software costs of $0.3 million. The increase in personnel costs was primarily due to an increase in headcount as we built our management team to support our growth. Increases in outside professional fees were primarily related to legal and accounting costs, increases in merchant fees was driven by increased transaction volume, and increases in equipment, facility and software costs related to headcount and business growth.

Other Expense, net

	Year Ended December 31,
	2011	% of Revenue	2012	% of Revenue	Change	% Change
	(in thousands, except percentages)
Change in fair value of convertible preferred stock warrant liability	$(55)	(0)%	$(1,674)	(2)%	$(1,619)	(2,944)%
Interest expense and other, net	(442)	(1)	(543)	(1)%	(101)	(23)%

Total other expense, net	$(497)	(1)%	$(2,217)	(3)%	$(1,720)	(346)%

Other expense, net increased by $1.7 million to net expense of $2.2 million for the year ended December 31, 2012 compared to a net expense of $0.5 million for the year ended December 31, 2011, primarily due to the increase in fair value of our convertible preferred stock warrant liability of $1.6 million in 2012 attributable to the increase in the value of our underlying convertible preferred stock.

Quarterly Results of Operations

The following table sets forth our unaudited consolidated statements of operations data for each of the seven quarters through and including the period ended September 30, 2013. The unaudited quarterly consolidated statements of operations data set forth below have been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, reflect all necessary adjustments, which consist only of normal recurring adjustments, necessary for a fair presentation of such data. Our historical results are not necessarily indicative of the results for the full year or any other period. This data should be read together with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Three Months Ended
	Mar 31, 2012	Jun 30, 2012	Sep 30, 2012	Dec 31, 2012	Mar 31, 2013	Jun 30, 2013	Sep 30, 2013
	(unaudited)
	(in thousands)
Consolidated Statements of Operations Data:
Revenue	$14,321	$15,028	$16,202	$18,271	$19,115	$20,283	$21,091
Cost of revenue(1)	8,972	9,240	9,908	11,186	11,681	12,215	12,265

Gross profit	5,349	5,788	6,294	7,085	7,434	8,068	8,826
Operating expenses:
Research and development(1)	2,867	3,019	3,484	3,847	4,154	4,106	4,419
Sales and marketing(1)	3,301	4,004	4,324	5,179	6,147	7,227	6,964
General and administrative(1)	2,396	2,570	2,988	3,592	3,825	4,052	4,223

Total operating expenses	8,564	9,593	10,796	12,618	14,126	15,385	15,606

Loss from operations	(3,215)	(3,805)	(4,502)	(5,533)	(6,692)	(7,317)	(6,780)
Other expense, net:
Change in fair value of convertible preferred stock warrant liability	(120)	(707)	(730)	(117)	230	(785)	(622)
Interest expense and other, net	(151)	(118)	(151)	(123)	(176)	(183)	(288)

Total other expense, net	(271)	(825)	(881)	(240)	54	(968)	(910)

Loss before provision for income taxes	(3,486)	(4,630)	(5,383)	(5,773)	(6,638)	(8,285)	(7,690)
Provision for income taxes	21	10	22	9	19	5	45

Net loss	$(3,507)	$(4,640)	$(5,405)	$(5,782)	$(6,657)	$(8,290)	$(7,735)

(1) Includes stock-based compensation as follows (unaudited, in thousands):
	Three Months Ended
	Mar 31, 2012	Jun 30, 2012	Sep 30, 2012	Dec 31, 2012	Mar 31, 2013	Jun 30, 2013	Sep 30, 2013
Cost of revenue	$13	$16	$21	$10	$32	$44	$51
Research and development	21	17	44	72	53	49	136
Sales and marketing	12	11	15	74	105	134	182
General and administrative	32	27	39	40	74	77	89

Total stock-based compensation	$78	$71	$119	$196	$264	$304	$458

The following table presents our unaudited consolidated statement of operations data as a percentage of revenue:

	Three Months Ended
	Mar 31, 2012	Jun 30, 2012	Sep 30, 2012	Dec 31, 2012	Mar 31, 2013	Jun 30, 2013	Sep 30, 2013
	(unaudited)
Revenue	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	63	61	61	61	61	60	58

Gross profit	37	39	39	39	39	40	42
Operating expenses:
Research and development	20	20	22	21	22	20	21
Sales and marketing	23	27	27	28	32	36	33
General and administrative	17	17	18	20	20	20	20

Total operating expenses	60	64	67	69	74	76	74

Loss from operations	(23)	(25)	(28)	(30)	(35)	(36)	(32)
Other expense, net:
Change in fair value of convertible preferred stock warrant liability	(1)	(5)	(5)	(1)	1	(4)	(3)
Interest expense and other, net	(1)	(1)	(1)	(1)	(1)	(1)	(1)

Total other expense, net	(2)	(6)	(6)	(2)	0	(5)	(4)

Loss before provision for income taxes	(25)	(31)	(34)	(32)	(35)	(41)	(36)
Provision for income taxes	0	0	0	0	0	0	0

Net loss	(25)%	(31)%	(34)%	(32)%	(35)%	(41)%	(36)%

The following table presents our key performance metrics for the periods presented:
	Three Months Ended
	Mar 31, 2012	Jun 30, 2012	Sep 30, 2012	Dec 31, 2012	Mar 31, 2013	Jun 30, 2013	Sep 30, 2013
	(unaudited)
	(in thousands, except percentages)
Dollar-Based Retention Rate	111%	112%	112%	107%	103%	103%	102%

Reconciliation of Adjusted EBITDA:
Net loss	$(3,507)	$(4,640)	$(5,405)	$(5,782)	$(6,657)	$(8,290)	$(7,735)
Non-GAAP adjustments:
Provision for income taxes	21	10	22	9	19	5	45
Other expense, net	271	825	881	240	(54)	968	910
Depreciation and amortization	509	548	668	899	958	881	1,063
Stock-based compensation	78	71	119	196	264	304	458

Adjusted EBITDA	$(2,628)	$(3,186)	$(3,715)	$(4,438)	$(5,470)	$(6,132)	$(5,259)

Quarterly Trends

In general, our revenue has increased sequentially, primarily as a result of an increase in clients and, to a lesser extent, increases in the number of agent seats within existing clients. Our average client size has also grown during this period as we have developed our field sales team and improved our solution to target larger opportunities.

Our gross margins have fluctuated slightly from period-to-period due to fees paid to telecommunications service providers driven by usage mix and volume, costs for new personnel as we continue to hire employees and certain fixed costs associated with new colocation facilities aimed at supporting current and future growth.

Operating expenses are primarily driven by headcount and headcount-related expenses. Specifically, research and development expenses generally increased in absolute dollars quarter-over-quarter as we continued to hire additional personnel to update and enhance our solution. Sales and marketing expenses have increased sequentially from quarter-to-quarter as we continued to expand our sales organization and increase our marketing efforts to support our overall business growth. In 2013, our sales and marketing costs increased as a percentage of revenue, primarily as a result of expanding our marketing organization and continuing to increase our field sales personnel. General and administrative expenses have increased sequentially from quarter-to-quarter due to increased headcount costs and increases in professional services, such as audit and legal fees.

Other expense, net has fluctuated quarter-to-quarter due to interest expense based on our outstanding debt and equipment financing lines, and based on changes in the fair value of our convertible preferred stock warrant liability, which fluctuates primarily based on the value of our convertible preferred stock and proximity to a liquidation event.

Our Dollar-Based Retention Rate has fluctuated as we increased the number of larger clients beginning in 2011, which caused our Dollar-Based Retention Rate to be higher in 2012 as these larger clients ramped up their agent seat subscriptions. Over time, as the number of larger clients within our client base has grown, our Dollar-Based Retention Rate has stabilized.

Liquidity and Capital Resources

To date, we have financed our operations primarily through sales of our solution, net proceeds from the issuance of our convertible preferred stock, lease facilities and, more recently, a revolving line of credit and a term loan. As of December 31, 2012 and September 30, 2013, we had $6.0 million and $10.1 million, respectively, of cash and cash equivalents. Our cash and cash equivalents were comprised primarily of U.S. agency obligations, commercial paper, money market funds and certificates of deposit with maturities of three months or less.

In April 2012, we received net proceeds of $11.9 million from the issuance of series C-2 convertible preferred stock, and in April 2013, we received net proceeds of $21.8 million from the issuance of series D-2 convertible preferred stock.

In March 2013, we entered into a loan and security agreement with a lender for a revolving line of credit for up to $12.5 million. The revolving line of credit bears monthly interest at a variable annual rate of prime plus 1.25%, and matures in March 2015. Interest is due and payable on the last business day of each month during the term of the loan, and all amounts outstanding under the revolving line of credit are due and payable in March 2015. As of December 31, 2012 and September 30, 2013, there was no outstanding balance on our revolving line of credit. In December 2013, we drew the full available amount of our revolving line of credit of $12.5 million. In October 2013, this loan and security agreement was amended to provide for an additional $5.0 million term loan in connection with our acquisition of SoCoCare. Monthly interest-only payments are due on the term loan in equal monthly installments through September 2014, at which point principal and interest payments are due in equal monthly installments through the maturity of the term loan in March 2017. The term loan carries a variable annual interest rate of prime plus 1.50%. This loan and security agreement, as amended, contains certain covenants, including the requirement that we maintain $5.5 million of cash deposited with the lender for the term of the agreement.

We believe our existing cash and cash equivalents, together with the $12.5 million drawn balance under our revolving line of credit as well as proceeds from future sources of funding that we anticipate we will raise prior to this offering, will be sufficient to meet our working capital and capital expenditure needs over at least the next twelve months. Our future capital requirements will depend on many factors including our growth rate, continuing market acceptance of our solution, client retention, ability to gain new clients, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities and the introduction of new and enhanced offerings. We may in the future enter into arrangements to acquire or invest in complementary businesses, technologies and intellectual property rights. We may be required to seek additional equity or debt financing. In the event that additional financing is required, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results, and financial condition would be harmed.

If we raise additional funds by issuing equity or equity-linked securities, the ownership of our existing stockholders will be diluted. If we raise additional funds by the incurrence of indebtedness, we will be subject to increased debt service obligations and could also be subject to restrictive covenants, such as limitations on our ability to incur additional debt, and other operating restrictions that could adversely impact our ability to conduct our business.

There can be no assurance that we will be able to raise additional capital on acceptable terms or at all, which would harm our ability to achieve our business objectives. In addition, if our operating performance during the next twelve months is below our expectations, our liquidity and ability to operate our business could be harmed.

Cash Flows

The following table summarizes our cash flows for the periods presented (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(unaudited)
Consolidated Statement of Cash Flows Data:
Cash flows used in operating activities	$(699)	$(8,301)	$(6,676)	$(15,422)
Cash flows (used in) provided by investing activities	(7,423)	(1,589)	(1,412)	2,189
Cash flows provided by financing activities	9,843	10,473	11,178	17,382

Increase in cash and cash equivalents	$1,721	$583	$3,090	$4,149

Cash Flows from Operating Activities

Cash used in operating activities is significantly influenced by the amount of cash we invest in personnel and infrastructure to support the anticipated growth of our business and the amount and timing of customer payments. For the periods presented, we have continued to experience increases in investments in personnel and infrastructure that have exceeded the growth in our revenue and increased our net losses. As we continue to invest in personnel and infrastructure to support the anticipated growth of our business, we expect net uses of cash by operations to continue. Our largest source of operating cash inflows is cash collections from our customers for subscription and related usage services. Payments from customers for these services are typically received monthly. As of December 31, 2011 and 2012 and September 30, 2013 our day’s sales outstanding were 20, 24 and 24 days, respectively.

During the nine months ended September 30, 2013, we used $15.4 million in cash in operating activities due to a net loss of $22.7 million, and increases in prepaid expenses and other current assets of $0.5 million, and other assets of $0.2 million, offset by non-cash items such as depreciation and amortization of $2.9 million, stock-based compensation of $1.0 million, change in fair value of convertible preferred stock warrant liability of $1.2 million, and cash positive changes in accounts receivable of $0.2 million, deferred revenue of $0.3 million, and in accounts payable and accrued liabilities of $2.3 million. The increase in our net loss for the nine months ended September 30, 2013 was driven by a significant increase in investments in our infrastructure and personnel to support our current business growth.

During the nine months ended September 30, 2012, we used $6.7 million in cash in operating activities as a result of a net loss of $13.6 million, and an increase in accounts receivable and prepaid expenses and other current assets of $1.2 million, partially offset by non-cash items such as depreciation and amortization of $1.7 million, stock-based compensation of $0.3 million, and an increase in the fair value of our convertible preferred stock warrant liability of $1.6 million, as well as net increases in accounts payable and accrued liabilities from business growth of $3.6 million, and deferred revenue of $0.5 million due to client growth. Our net loss for the nine months ended September 30, 2012 was driven in part by our continued investments in our infrastructure and personnel to support our business growth.

During the year ended December 31, 2012, we used $8.3 million in cash in operating activities as a result of a net loss of $19.3 million, a $2.1 million increase in accounts receivable, and a $0.4 million increase in prepaid expenses and other current assets related to long-term maintenance contracts and annual subscription fees on third-party licensed technology. These decreases in cash were partially offset by non-cash items, including depreciation and amortization of $2.6 million, change in the fair value of our convertible preferred stock warrant liability of $1.7 million, and stock-based compensation of $0.5 million, as well as positive cash changes in deferred revenue of $1.4 million attributable to increased collections from clients, a net increase in accounts payable and accrued liabilities of $6.6 million primarily related to increased headcount, operations growth and increases in federal fees and sales taxes due, and a $0.5 million increase in other liabilities, primarily resulting from deferred rent. The increase in our net loss for the year ended December 31, 2012 was driven by increases in investment in our infrastructure and personnel in anticipation of future business growth. Accounts receivable increased primarily due to the overall growth of sales of our solution outpacing collections of existing receivables, and an increase in our day’s sales outstanding from 20 for the year ended December 31, 2011 to 24 for the year ended December 31, 2012.

During the year ended December 31, 2011, we used $0.7 million in cash in operating activities as a result of a net loss of $7.9 million, adjusted by non-cash items, including depreciation and amortization of $1.5 million, and stock-based compensation of $0.4 million. Working capital sources of cash were related to an increase of $6.2 million in accounts payable and accrued liabilities, primarily related to increased headcount, increases in telecommunication taxes due, and overall operations growth, and an increase of $1.1 million in deferred revenue, attributable to increased collections from clients. These sources of cash were partially offset by an increase of $1.9 million in accounts receivable due to the overall growth of our business. The increase in our net loss for the year ended December 31, 2012 was driven by increases in investment in our infrastructure and personnel in anticipation of future business growth. Accounts receivable increased due to the overall growth of sales of our solution outpacing collections of existing receivables.

Cash Flows from Investing Activities

During the nine months ended September 30, 2013, investing activities provided $2.2 million in cash due to proceeds from the sale of certificates of deposit of $2.5 million, partially offset by cash used for purchases of property and equipment of $0.3 million.

During the nine months ended September 30, 2012, we used $1.4 million in cash for investing activities due to $2.5 million spent on capital expenditures, largely composed of purchases of computer hardware and software for our data centers to support our growth and development. This amount was partially offset by net proceeds from the sale of certificates of deposit of $1.1 million.

During the years ended December 31, 2011 and 2012, we used $7.4 million and $1.6 million in cash for investing activities, respectively. We used $3.1 million and $2.7 million, respectively, of cash for capital expenditures, including investment in computer hardware and software for our data centers to support our growth. Additionally, in 2011 and 2012, we used $3.6 million and received $1.1 million, net, respectively, of cash for purchases and sales of short-term investments, composed primarily of twelve-month certificates of deposit.

Cash Flows from Financing Activities

During the nine months ended September 30, 2013, cash provided by financing activities of $17.4 million was attributable primarily to our series D-2 convertible preferred stock issuance which provided $21.8 million in net proceeds. This increase was offset by $3.8 million in repayments on our capital lease and notes payable obligations and $0.8 paid in deferred offering costs.

During the nine months ended September 30, 2012, cash provided by financing activities of $11.2 million was primarily attributable to $11.9 million of net proceeds from the issuance of our convertible preferred series C-2 stock, and $1.2 million in proceeds from our equipment financing lines for reimbursement of capital expenditures. These increases in cash were partially offset by $2.0 million in repayments on our capital lease and notes payable obligations.

During the year ended December 31, 2012, cash provided by financing activities of $10.5 million was primarily attributable to our issuance of series C-2 convertible preferred stock which provided $11.9 million in net proceeds and $1.4 million in proceeds from equipment financing related to reimbursements for purchased fixed assets. These amounts were partially offset by repayments on our capital lease and notes payable obligations of $2.9 million.

During the year ended December 31, 2011, cash provided by financing activities of $9.8 million was primarily attributable to our issuance of series B-2 convertible preferred stock which provided $7.9 million in net proceeds and $3.0 million in proceeds from equipment financing related to reimbursements for purchased fixed assets. These amounts were partially offset by $1.2 million in payments on our notes payable and capital lease obligations.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

We believe that of our significant accounting policies, which are described in the notes to our consolidated financial statements, the following accounting policies involve the greatest degree of judgment and complexity and have the greatest potential impact on our consolidated financial statements. A critical accounting policy is one that is material to the presentation of our consolidated financial statements and requires us to make difficult, subjective or complex judgments for uncertain matters that could have a material effect on our financial condition and results of operations. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

Revenue Recognition

Our revenue consists of subscription services and related usage as well as professional services. We charge clients monthly subscription fees for access to our solution. Monthly subscription fees are primarily based on the number of agent seats, as well as the specific VCC functionalities and applications deployed by the client. Agent seats are defined as the maximum number of named agents allowed to concurrently access the VCC cloud platform. Clients typically have more named agents than agent seats. Multiple named agents may use an agent seat, though not simultaneously. Substantially all of our clients purchase both subscriptions and related usage. A small percentage of our clients subscribe to our platform but purchase telephony usage directly from a wholesale telecommunications service provider. We do not sell telephony usage on a stand-alone basis to any client. The related usage fees are based on the volume of minutes used for inbound and outbound customer interactions. We also offer bundled plans, generally for smaller deployments whereby the client is charged a single monthly fixed fee per agent seat that includes both subscription and unlimited usage in the contiguous 48 states and, in some cases, Canada. Professional services revenue is derived primarily from implementations, including application configuration, system integration, optimization, education and training services. Clients are not permitted to take possession of our software.

We offer both annual and monthly contracts to clients, with 30 days’ notice required for changes in the number of agent seats. Our clients can use this notice period to rapidly adjust the number of agent seats used to meet their changing contact center volume needs, including to reduce the number of agent seats to zero. As a general matter, this means that a client can effectively terminate its agreement with us upon 30 days’ notice. Larger clients typically choose annual contracts, which generally include an implementation and ramp period of several months. Fixed subscription fees, including plans bundled with usage, are billed monthly in advance, while related usage fees are billed in arrears. Support activities include technical assistance and upgrades and enhancements to our solution on a when-and-if-available basis, which are not billed separately.

We generally require advance deposits from our clients based on estimated usage. Fees for usage are applied against the advance deposit resulting in continuous consumption and requiring frequent replenishment of the deposit. Any unused portion of the deposit is refundable to the client upon termination of the arrangement, provided all amounts due have been paid. All fees, except usage deposits, are non-refundable.

Professional services are primarily billed on a fixed-fee basis and are performed by us directly, or clients may also choose to perform these services themselves or engage their own third-party service providers.

Our sales arrangements generally involve multiple deliverables, including subscription services and related usage as well as professional services, all of which have standalone value to the client. We allocate arrangement consideration to these deliverables based on the relative standalone selling price method in accordance with the selling price hierarchy, which includes: (i) Vendor Specific Objective Evidence (“VSOE”) if available; (ii) Third Party Evidence (“TPE”) if VSOE is not available; and (iii) Best Estimate of Selling Price (“BESP”) if neither VSOE nor TPE is available.

VSOE.    We determine VSOE based on our historical pricing and discounting practices for the specific service when sold separately. In determining VSOE, we require that a substantial majority of the selling prices for these services fall within a reasonably narrow pricing range. We limit our assessment of VSOE for each element to either the price charged when the same element is sold separately or the price established by management, having the relevant authority to do so, for an element not yet sold separately. We have not met the criteria to establish selling prices based on VSOE.

TPE.    When VSOE cannot be established for deliverables in multiple element arrangements, we apply judgment with respect to whether we can establish a selling price based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Our services are significantly differentiated such that the comparable pricing of deliverables with similar functionality cannot be obtained. Furthermore, we are unable to reliably determine the standalone selling prices of similar deliverables sold by competitors. As a result, we have not met the criteria to establish selling prices based on TPE.

BESP.    Since we are unable to establish a selling price using VSOE or TPE, we use BESP in our allocation of arrangement consideration. The objective of BESP is to determine the price at which we would transact a sale if the product or service were sold on a stand-alone basis. We determine BESP for deliverables by considering multiple factors including, but not limited to, prices we charge for similar offerings, market conditions, competitive landscape, and pricing practices. We limit the amount of allocable arrangement consideration to amounts that are fixed or determinable and that are not contingent on future performance or future deliverables.

We recognize revenue for each unit of accounting when all of the following criteria have been met:

•	persuasive evidence of an arrangement exists;

•	delivery has occurred;

•	the fee is fixed or determinable; and

•	collection is reasonably assured.

Revenue allocated to the separate accounting units is recognized as follows:

•	fixed subscription revenue is recognized on a straight-line basis over the applicable term, predominantly the monthly contractual billing period;

•	variable usage-based revenue is recognized as actual usage occurs. Usage revenue in subscription arrangements that include bundled usage is recognized on a straight-line basis over the applicable term as we cannot reliably estimate client usage patterns; and

•	professional services revenue is recognized as the services are performed using the proportional performance method, with performance measured based on labor hours, assuming all other revenue recognition criteria have been met.

At the time of each revenue transaction, we assesses whether fees under the arrangement are fixed and determinable and whether collection is reasonably assured. For arrangements where the fee is not fixed and determinable, we recognize revenue as these amounts become due and payable. We assess collection based on a number of factors, including past transaction history and the creditworthiness of the client. If we determine that collection of fees is not reasonably assured, we defer the revenue and recognize revenue at the time collection becomes reasonably assured, which is generally upon receipt of payment. We maintain a revenue reserve for potential credits to be issued in accordance with service level agreements or for other revenue adjustments. The revenue recognition standards include guidance relating to any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer which may include, but is not limited to, sales, use, value added and excise taxes. We record amounts billed to our clients for USF contributions and other regulatory costs on a gross basis in our consolidated statement of operations and comprehensive loss and record surcharges and sales, use and excise taxes billed to our clients on a net basis. The cost of gross USF contributions payable to USAC and suppliers are presented as a cost of revenue in the consolidated statement of operations and comprehensive loss. Surcharges and sales, use and excise taxes incurred in excess of amounts billed to our clients are presented in general and administrative expense in the consolidated statement of operations and comprehensive loss.

Income Taxes

We account for income taxes using an asset and liability approach. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Operating loss and tax credit carryforwards are measured by applying currently enacted tax laws. Valuation allowances are provided when necessary to reduce net deferred tax assets to an amount that is more likely than not to be realized. As of December 31, 2011 and 2012 and September 30, 2013, we provided a full valuation allowance against our net deferred tax assets.

We recognize the tax effects of an uncertain tax position only if it is more likely than not to be sustained based solely on its technical merits as of the reporting date and only in an amount more likely than not to be sustained upon review by the tax authorities. We consider many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately reflect actual outcomes.

As of December 31, 2012, we had net operating loss carryforwards of approximately $38.5 million for federal income taxes and $29.2 million for state income taxes. If not utilized, these carryforwards will begin to expire in 2024 for federal purposes and 2014 for state purposes. As of December 31, 2012, we had research credit carryforwards of $0.5 million and $0.6 million for federal and state income taxes, respectively. If not utilized, these research carryforwards will begin to expire in 2024. The state tax credit can be carried forward indefinitely.

Internal Revenue Code Section 382 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. In the event that we have a change of ownership, utilization of the net operating loss and tax credit carryforwards may be restricted.

Stock-Based Compensation

Compensation expense related to stock-based transactions, including employee, consultant and non-employee director stock option awards, is measured and recognized in the financial statements based on fair value. The fair value of each option award is estimated on the grant date using the Black-Scholes option-pricing model. The stock-based compensation expense, net of forfeitures, is recognized on a straight-line basis over the requisite service periods of the awards, which is generally four years.

Our option-pricing model requires the input of highly subjective assumptions, including the expected term of the option, the expected volatility of the price of our common stock, risk-free interest rates and the expected dividend yield of our common stock. The assumptions used in our option-pricing model represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

These assumptions are estimated as follows:

•	Fair Value of Common Stock. Because our common stock is not publicly traded, we must estimate the fair value of common stock, as discussed in “—Common Stock Valuations” below;

•	Risk-Free Interest Rate. We base the risk-free interest rate used in the Black-Scholes valuation model on the implied yield available on U.S. Treasury zero-coupon issues with a remaining term equivalent to that of the options for each option group;

•	Expected Term. The expected term represents the period that our stock-based awards are expected to be outstanding. Since we did not have sufficient historical information to develop reasonable expectations about future exercise behavior, the expected term for options issued to employees was calculated as the average of the option vesting period and the options’ contractual term. The expected term for options issued to non-employees is the contractual term;

•	Volatility. We determine the price volatility factor based on the historical volatilities of our peer group as we do not have a trading history for our common stock. To determine our peer group of companies, we consider public enterprise cloud-based application providers and select those that are similar to us in size, stage of life cycle, and financial leverage. For each period, the peer group of publicly traded companies used to determine expected volatility was the same as the peer group used to determine the fair value of our common stock. We did not rely on implied volatilities of traded options in our industry peers’ common stock because the volume of activity was relatively low. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation; and

•	Dividend Yield. We have not paid and do not expect to pay dividends.

In addition to assumptions used in the Black-Scholes option-pricing model, we must also estimate a forfeiture rate to calculate the stock-based compensation for our option awards. Our forfeiture rate is based on an analysis of our actual forfeitures. We will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover and other factors. Quarterly changes in the estimated forfeiture rate can have a significant impact on our stock-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in the financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the stock-based compensation expense recognized in the financial statements.

We will continue to use judgment in evaluating the assumptions related to our stock-based compensation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may refine our estimates, which could materially impact our future stock-based compensation expense.

For the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2012 and 2013, we used the following assumptions in our Black-Scholes option-pricing model computation to determine fair values of option grants and related compensation expense for employees and non-employees:

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(unaudited)
Expected term — employees (years)	6.1	5.0 to 6.1	5.0 to 6.1	6.1
Contractual life — non-employees (years)	10.0	10.0	—	10.0
Volatility	66%	59% to 60%	60%	60%
Risk-free interest rate	1.2% to 2.5%	0.7% to 1.7%	0.7% to 1.1%	1.0% to 2.7%
Dividend yield	—	—	—	—

Stock-based non-employee compensation is recognized over the vesting periods of the options. The value of options granted to non-employees is periodically re-measured as they vest over a performance period.

Our stock-based compensation expense was as follows (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(unaudited)
Cost of revenue	$17	$60	$50	$127
Research and development	51	154	82	238
Sales and marketing	36	112	38	421
General and administrative	253	138	98	240

Total stock-based compensation	$357	$464	$268	$1,026

Common Stock Valuations

We are required to estimate the fair value of the common stock underlying our stock option awards when performing the fair value calculations with the Black-Scholes option-pricing model. The fair value of the common stock underlying our stock option awards was determined by our board of directors, with input from management and review of third-party valuations. We believe that our board of directors has the relevant experience and expertise to determine the fair value of our common stock. As described below, the exercise price of our stock option awards was determined by our board of directors based on the most recent valuation as of the grant date. As shown below, the valuations of common stock were determined in accordance with the guidance provided by the American Institute of Certified Public Accountants May 2013 Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions that we used in these valuation models are based on future expectations combined with management judgment. In the absence of a public trading market, our board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our common stock for financial reporting purposes as of the grant date of each stock option award, including the following factors:

•	valuations of our common stock performed by unrelated third parties;

•	the nature of our services and our competitive position in the marketplace;

•	the prices, rights, preferences and privileges of our convertible preferred stock relative to our common stock;

•	the prices of our convertible preferred stock and common stock sold to outside investors in arms-length transactions;

•	our results of operations, financial condition and future financial projections;

•	current business conditions and projections;

•	the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of our company, given prevailing market conditions;

•	the value of companies that we consider peers based on a number of factors, including similarity to us with respect to industry and business model; and

•	the lack of marketability for our common stock.

The dates of our valuations were contemporaneous with the grant dates of our stock option awards. The factors our board of directors considered to determine the fair market value of our common stock at each grant date were the contemporaneous third-party valuations we received, the prices paid in recent transactions involving our equity securities, as well as our stage of development, our operating and financial performance, current industry conditions, our most recent financial forecasts, and the market performance of comparable publicly traded companies. There were significant judgments and estimates inherent in these valuations, which included assumptions regarding our future operating performance, the time to completing an initial public offering or other liquidity event, and the determinations of the appropriate valuation methods to be applied. If we had made different estimates or assumptions, our stock-based compensation expense, net loss and net loss per common share could have been significantly different from those reported in this prospectus.

In valuing our common stock, our board of directors determined the equity value of our business generally using a weighting of the market comparable approach (and within the market-comparable approach, at certain times, the merger and acquisition, or M&A, transaction method) and the income approach valuation methods. When applicable due to a recent convertible preferred stock offering, the prior sale of company stock method was also utilized.

The market comparable approach estimates value based on a comparison of the company to comparable firms in similar lines of business that are publicly traded. Based both on trading multiples and acquisitions of the comparable companies, a representative market value multiple is determined which is applied to the subject company’s operating results to estimate the value of the subject company. The estimated value is then discounted by a non-marketability factor due to the fact that stockholders of private companies do not have access to trading markets similar to those used by stockholders of public companies, which impacts liquidity. We review the comparable companies with each valuation to ensure that the companies continue to best reflect our industry and business model. We also review the M&A transactions examined to ensure that the transactions best reflect recent comparable transactions.

In our valuations, we selected our comparable publicly-traded companies by analyzing various factors, including, but not limited to, industry similarity, financial risk and company size. We focused on companies that either compete in the contact center software industry or deliver services using a SaaS business model, are generally growing at levels similar to us (greater than 15% revenue growth), and have last-twelve months revenue below $500 million. While a number of the comparable companies used are larger than us in terms of total revenue and assets, several of the companies, like us, are in the investment and growth stage and have experienced operating losses while growing their businesses. While no two companies are perfectly comparable, we believe that the companies we have selected are a representative group for purposes of performing valuations.

We used the same comparable companies for the October 16, 2012, January 16, 2013, July 15, 2013, October 15, 2013 and December 11, 2013 valuations, except that we did not use one company for the July 15, 2013, October 15, 2013, and December 11, 2013 valuations that we had used in the October 16, 2012 and January 16, 2013 valuations because this company had been acquired and was no longer a stand-alone, public company. For the October 15, 2013 valuation, we added one company in the SaaS industry that had recently completed its initial public offering. The newly added company provided additional publicly available financial data from which valuation multiples could be derived.

We used an average of the last twelve-month and forward twelve-month revenue multiples from our comparable publicly-traded companies and applied these multiples to our latest twelve-month revenue and our forward twelve-month revenue projections as of the valuation date to arrive at an estimate of our enterprise value. We deemed multiples of revenue to be the most relevant metric as we are still in a growth phase. Since we have not generated positive historical profit, profit-based multiples are not relevant for us.

The M&A transaction method estimates fair value based on exchange prices in actual transactions and on asking prices for controlling interests in companies offered for sale in the private market. The process involves comparison and correlation of the subject company with other similar companies. Adjustments for differences in various factors, including, but not limited to, size, growth, profitability, risk, and return on investment, are also considered. In selecting transactions, we reviewed transactions involving acquired companies in the software industry, specifically software companies with SaaS business models, and selected the median of the last twelve months revenue multiples and applied this multiple to our last twelve months of revenue to estimate our enterprise value. We used the M&A transaction method for option grants in and prior to January 2013. We stopped using the M&A transaction method in 2013 given the greater likelihood that we would complete an initial public offering rather than an M&A exit event.

We began incorporating the income approach in our weighting for stock option grants made in 2013 as our ability to forecast became more consistent. The income approach is an estimate of the present value of the future monetary benefits generated by an investment in an asset. Specifically, debt free cash flows and the estimated terminal value are discounted at an appropriate risk-adjusted discount rate to estimate the total invested capital value of the entity. In addition, we also considered an appropriate discount adjustment to recognize the lack of marketability due to being a privately-held entity.

In instances where we had a recent convertible preferred stock offering, as was the case for our convertible preferred stock series D-2 issuance in April 2013, we used this as an arms-length market transaction to derive our enterprise value for our April 2013 valuation.

For grants made in or prior to January 2013, our indicated business enterprise value at each valuation date was allocated to the shares of convertible preferred stock, common stock, warrants and options using an option pricing method, or OPM. An OPM treats common stock and convertible preferred stock as call options on a business, with exercise prices based on the liquidation preference of the convertible preferred stock. The common stock has value only if the funds available for distribution to the stockholders exceed the value of the combined liquidation preference for all preferred stock at the time of a liquidity event, such as a merger, sale or IPO. Therefore, common stock is modeled as a call option with a claim on the total equity value at an exercise price equal to the preferred stock’s liquidation preference. The OPM uses the Black-Scholes option-pricing model to price the call option. For options granted after January 2013, we used hybrid methods. The change to a hybrid method was made because it was deemed a more appropriate method when the time to our potential IPO was expected to be short. Under the hybrid method, multiple valuation approaches were used and then combined into a single probability weighted valuation. Our approaches included the use of an IPO scenario, a scenario assuming continued operation as a private entity, and a scenario assuming an acquisition of the company.

The following table summarizes, by grant date, the number of shares of common stock subject to stock option awards granted from October 1, 2012 through the date of this prospectus, as well as the associated per share exercise price and the estimated fair value per share of our common stock on the grant date:

Period	Number of shares subject to Options Granted	Per share Exercise Price of Option	Common Stock Fair Value Per Share at Grant Date	Aggregate Estimated Fair Value of Options
October 2012	2,443,462	$1.03	$1.03	$1,395,000
January 2013	2,324,463	1.21	1.21	1,534,000
May 2013	1,280,363	1.19	1.19	844,000
August 2013	2,104,334	1.67	1.67	1,987,000
October 2013	68,855	1.15	2.12	96,000
October 2013	1,449,231	2.12	2.12	1,694,000
November 2013	2,192,000	2.37	2.37	2,929,000
December 2013	1,883,105	2.53	2.53	2,703,000
February 2014	426,250	2.98	2.98	681,000

The aggregate intrinsic value of vested and unvested stock options as of September 30, 2013, based on an assumed initial public offering price of $         per share, the midpoint of the price range on the cover page of this prospectus, was $         million and             million, respectively.

The following discussion relates primarily to our determination of the fair value per share of our common stock for purposes of calculating stock-based compensation expense since October 2012. No single event caused the valuation of our common stock to increase or decrease through November 2013. Instead, a combination of the factors described below in each period led to the changes in the fair value of our common stock.

Significant factors considered by our board of directors in determining the fair value of our common stock for each of the grant dates set forth above include:

October 2012

Our board of directors set an exercise price of $1.03 per share for option awards granted in October 2012 based in part on a contemporaneous third-party valuation prepared as of October 16, 2012. The valuation took into account that our revenue for the nine months ended September 30, 2012 grew 54% from the same period in the previous year. The valuation used an equal weighting of the market comparable and M&A transactional approaches to determine our enterprise value. The OPM was used to estimate the common stock fair value, with an 18-month estimate to a liquidity event and a non-marketability discount of 15%. Based on these considerations, our board of directors concluded that the fair value of common stock for financial reporting purposes was $1.03 per share for stock option awards granted in October 2012.

January 2013

Our board of directors set an exercise price of $1.21 per share for option awards granted in January 2013 based in part on a contemporaneous third-party valuation prepared as of January 16, 2013. The valuation took into account that our revenue for the year ended December 31, 2012 grew 48% from the previous year. The valuation used a weighting of 40%, 40%, and 20% for the market comparable, income, and M&A transactional approaches, respectively, to determine our enterprise value. The discount rate applied to our cash flows was 15%. The OPM was used to estimate the common stock fair value, with a 10-month estimate to a liquidity event and a non-marketability discount of 7%. Based on these considerations, our board of directors concluded that the fair value of common stock for financial reporting purposes was $1.21 per share for stock option awards granted in January 2013.

May 2013

Our board of directors set an exercise price of $1.19 per share for option awards granted in May 2013 based in part on a contemporaneous third-party valuation prepared as of April 15, 2013. The valuation took into account that our revenue for the three months ended March 31, 2013 grew 33% from the same period in the previous year, as well as our continued steps towards an initial public offering, including our plans to file a registration statement towards the end of 2013. The valuation used our recent series D-2 preferred round of financing, which occurred in April 2013 at a price per share of $1.44, to estimate our enterprise value. The OPM was used to estimate the common stock fair value, assuming a 10-month period to a liquidity event. The final valuation blended the output of the OPM allocation and an IPO scenario that assumed all shares of preferred stock are converted to shares of common stock and a non-marketability discount of 8%. Based on these considerations, our board of directors concluded that the fair value of common stock for financial reporting purposes was $1.19 per share for stock option awards granted in May 2013.

August 2013

Our board of directors set an exercise price of $1.67 per share for option awards granted in August 2013 based in part on a contemporaneous third-party valuation prepared as of July 15, 2013. The valuation took into account that our revenue for the six months ended June 30, 2013 grew 34% from the same period in the previous year, as well as our continued steps towards an initial public offering, including our plans to file a registration statement towards the end of 2013. The valuation used an equal weighting of the market comparable and income approaches to determine our enterprise value. The discount rate applied to our cash flows was 15%. The OPM was used to estimate the common stock fair value, assuming an 8-month period to a liquidity event. The final valuation blended the output of the OPM allocation and an IPO scenario that assumed all shares of preferred stock are converted to shares of common stock and a non-marketability discount of 8%. Based on these considerations, our board of directors concluded that the fair value of common stock for financial reporting purposes was $1.67 per share for stock option awards granted in August 2013.

October 2013

Our board of directors set an exercise price of $2.12 per share for option awards granted in October 2013 based in part on a contemporaneous third-party valuation prepared as of October 15, 2013. The valuation took into account that our revenue for the nine months ended September 30, 2013 grew 33% from the same period in the previous year, as well as our continued steps towards an initial public offering, including our plans to submit a registration statement towards the end of 2013. The valuation used a 45% weighting of both the market comparable and income approaches and a 10% weighting of the IPO method to determine our enterprise value. The discount rate applied to our cash flows was 15%. The hybrid method was used to estimate the common stock fair value, assuming a 6-month period to a liquidity event and a non-marketability discount of 5%. Based on these considerations, our board of directors concluded that the fair value of common stock for financial reporting purposes was $2.12 per share for stock option awards granted in October 2013.

November 2013

Our board of directors set an exercise price of $2.37 per share for option awards granted in November 2013 based in part on a contemporaneous third-party valuation prepared as of November 18, 2013. The valuation took into account that our revenue for the ten months ended October 31, 2013 grew 31% from the same period in the previous year, as well as our continued steps towards an initial public offering, including our plans to submit a registration statement in early December 2013. The valuation used a 37.5% weighting of both the market comparable and income approaches and a 25% weighting of the IPO method to determine our enterprise value. The discount rate applied to our cash flows was 15%. The hybrid method was used to estimate the common stock fair value, assuming a 6-month period to a liquidity event and a non-marketability discount of 5%. Based on these considerations, our board of directors concluded that the fair value of common stock for financial reporting purposes was $2.37 per share for stock option awards granted in November 2013.

December 2013

Our board of directors set an exercise price of $2.53 per share for option awards granted in December 2013 based in part on a contemporaneous third-party valuation prepared as of December 11, 2013. The valuation took into account that our revenue for the eleven months ended November 30, 2013 grew 33% from the same period in the previous year, as well as our continued steps towards an initial public offering, including our submission of a registration statement in early December 2013. The valuation used a 32.5% weighting of both the market comparable and income approaches and a 35% weighting of the IPO method to determine our enterprise value. The discount rate applied to our cash flows was 15%. The hybrid method was used to estimate the common stock fair value, assuming a 6-month period to a liquidity event and a non-marketability discount of 5%. Based on these considerations, our board of directors concluded that the fair value of common stock for financial reporting purposes was $2.53 per share for stock option awards granted in December 2013.

February 2014

Our board of directors set an exercise price of $2.98 per share for option awards granted in February 2014 based in part on a contemporaneous third-party valuation prepared as of January 28, 2014. The valuation took into account that our revenue for the year ended December 31, 2013 grew 32% from the previous year, as well as our continued steps towards an initial public offering, including our submission of a registration statement in early December 2013. The valuation used a 25% weighting of both the market comparable and income approaches and a 50% weighting of the IPO method to determine our enterprise value. The discount rate applied to our cash flows was 15%. The hybrid method was used to estimate the common stock fair value, assuming a 2-month period to a liquidity event and a non-marketability discount of 4%. Based on these considerations, our board of directors concluded that the fair value of common stock for financial reporting purposes was $2.98 per share for stock option awards granted in February 2014.

Subsequent to September 30, 2013, we granted 6,019,441 stock option awards with an aggregate grant date fair value of $8,103,000, which we will recognize as stock-based compensation over the vesting period, generally four years.

Off Balance Sheet Arrangements

We did not have any off balance sheet arrangements as of December 31, 2011 or 2012 or September 30, 2013.

Contractual Obligations

Commitments

Our principal commitments consist of obligations under our outstanding leases for office space and third-party data centers, capital leases, notes payable, and our revolving line of credit. The following table summarizes our contractual obligations as of December 31, 2012 (in thousands):

	Payment Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating lease obligations(1)	$9,590	$1,820	$4,032	$3,461	$277
Capital lease obligations(2)	8,325	3,951	4,372	2	—
Notes payable(3)	431	415	16	—	—
Hosting services(4)	5,238	1,159	2,433	1,646	—

Total	$23,584	$7,345	$10,853	$5,109	$227

(1)	Operating lease obligations represent our obligations to make payments under the lease agreements for our facilities and office equipment leases. For the nine months ended September 30, 2013, we made regular payments on our operating lease obligations of $1.2 million.

(2)	Capital lease obligations represent financing on computer equipment and software purchases. For the nine months ended September 30, 2013, we made regular payments on our capital lease obligations of $3.0 million.

(3)	Notes payable represent an equipment loan with a lender. For the nine months ended September 30, 2013, we made regular payments on our notes payable obligations of $0.4 million.

(4)	Hosting services represent rental agreements for colocation facilities. For the nine months ended September 30, 2013, we made regular payments on our hosting services obligations of $0.9 million.

The contractual commitment amounts in the table above are associated with agreements that are enforceable and legally binding. Obligations under contracts that we can cancel without a significant penalty are not included in the table above.

Promissory Note

In July 2013, we and USAC agreed to a financing arrangement for the undisputed portion of the unpaid USF contributions and related interest for the periods 2008 through 2012 whereby we issued to USAC a promissory note for $4.1 million. The promissory note is repayable in 42 equal monthly installments with a fixed annual interest rate of 12.75%. For the nine months ended September 30, 2013, we made $0.2 million in principal payments under this promissory note and applied a true-up credit for an overcharge of $0.1 million against the note. Of the remaining $3.8 million outstanding as of September 30, 2013, $0.2 million is due by December 31, 2013, $2.3 million is due from January 1, 2014 through December 31, 2015, and the remaining $1.3 million is due from January 1, 2016 through January 13, 2017.

Loan and Security Agreement

In March 2013, we entered into a loan and security agreement, or Loan and Security Agreement, with a lender for a revolving line of credit, or Revolving Line, of up to $12.5 million. The Loan and Security Agreement is collateralized by substantially all of our tangible assets. The balance outstanding under the Revolving Line cannot exceed the lesser of (a) $12.5 million or (b) an amount equal to our monthly recurring revenue for the prior three months multiplied by our Dollar-Based Retention Rate over the prior twelve months, less the amount accrued for our Universal Service Fund obligation. The Revolving Line carries a variable annual interest rate of the prime rate (3.25% as of September 30, 2013) plus 1.25% and matures in March 2015. Interest is due and payable on the last business day of each month during the term of the loan, and all amounts outstanding under the Revolving Line are due and payable in March 2015. At September 30, 2013, there was no outstanding balance on the Revolving Line and there was $12.5 million of unused commitment, based on the maximum available advance amount calculated. In December 2013, we drew the full available amount of our revolving line of credit of $12.5 million.

The Loan and Security Agreement contains certain covenants, including that we maintain $3.5 million of cash deposited with the lender for the term of the loan. We are in compliance with these covenants as of September 30, 2013.

In October 2013, we amended our Loan and Security Agreement to obtain additional financing over and above the Revolving Line of $5.0 million under a term loan, or Term Loan, which was used towards our acquisition of SoCoCare. The Term Loan has interest-only payments due monthly through September 2014, at which point principal and interest payments are due in equal monthly installments from October 2013 through the maturity of the Term Loan in March 2017. The Term Loan carries a variable annual interest rate of the prime rate (3.25% as of September 30, 2013) plus 1.50%. In connection with the Term Loan, we issued a warrant to purchase 52,054 shares of our series D-2 preferred stock, with an exercise price of $1.44 per share, subject to adjustment. This amendment increased our required cash deposit with the lender to $5.5 million.

Indemnification Agreements

In the ordinary course of business, we enter into agreements of varying scope and terms pursuant to which we agree to indemnify clients, vendors, lessors, business partners and other parties with respect to certain matters, including, but not limited to, losses arising out of breach of such agreements, services to be provided by us or from intellectual property infringement claims made by third parties. In addition, we have entered into indemnification agreements with directors and certain officers and employees that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers or employees. No demands have been made upon us to provide indemnification under such agreements and there are no claims that we are aware of that could have a material effect on our consolidated balance sheet, consolidated statement of operations and comprehensive loss, or consolidated statements of cash flows.

Operating Leases

We lease office space, including our corporate headquarters in San Ramon, California, and third-party data centers, under operating lease agreements that expire through February 2018. The terms of the lease agreements provide for rental payments on a graduated basis. We recognize rent expense on a straight-line basis over the lease periods.

Contingencies — Legal and Regulatory

We are subject to certain legal and regulatory proceedings described below, and from time to time may be involved in a variety of claims, lawsuits, investigations, and proceedings relating to contractual disputes, intellectual property rights, employment matters, regulatory compliance matters, and other litigation matters relating to various claims that arise in the normal course of business. We determine whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. We assess our potential liability by analyzing specific litigation and regulatory matters using reasonably available information. We develop our views on estimated losses in consultation with inside and outside counsel, which involves a subjective analysis of potential results and outcomes, assuming various combinations of appropriate litigation and settlement strategies. Legal fees are expensed in the period in which they are incurred.

Universal Services Fund Liability

During the first quarter of 2012, we determined that based on our business activities, we are classified as a telecommunications service provider for regulatory purposes and we are required to make direct contributions to the USF based on revenue we receive from the resale of interstate and international telecommunications services. Previously, we had been advised that our telecommunications services were an integral part of an information service and accordingly made indirect USF contributions as an end user through payments to our wholesale telecommunications service providers. In order to comply with the obligation to make direct contributions, in

November 2012, we made a voluntary self-disclosure to the FCC Enforcement Bureau and have registered with USAC, which is charged by the FCC with administering the USF. We have filed exemption certificates with our wholesale telecommunications service providers in order to eliminate their obligation to pay USF contributions calculated on services sold to us, and our obligation to reimburse them for such contributions. We have accrued for past due contributions dating back to 2003 and, in April 2013, began remitting required contributions on a prospective basis directly to USAC.

Our registration with USAC subjects us to assessments for unpaid USF contributions, as well as interest and penalties thereon, due to our late registration and reporting of revenue. We are required to pay assessments for periods prior to our registration. While we are in discussions with the FCC to limit such back assessments to the period 2008 through 2012, it is possible that we will be required to pay back assessments for the period from 2003 to 2007. We are also in discussions with the FCC to obtain credit for the indirect USF payments we have made since 2003 to our wholesale telecommunications service providers. If we are unsuccessful in obtaining credit from the FCC for these payments, we will seek reimbursement from our wholesale telecommunications service providers. We will face a regulatory and contractual challenge in seeking recovery or credit for our USF reimbursement payments previously made to our wholesale telecommunications service providers of up to $2.0 million, $3.1 million, and $3.1 million as of December 31, 2011 and 2012, and September 30, 2013, respectively. Finally, we are exposed to the potential assessment by the FCC of monetary penalties (or forfeitures) due to our past failure to recognize our obligation as a USF contributor. In lieu of the actual assessment of monetary forfeitures, due to our current voluntary disclosure proceeding with the FCC, we may be asked to make a voluntary contribution to the U.S. Treasury in order to resolve the FCC’s investigation amicably. We believe we may be able to reduce such penalties as a result of our voluntary self-disclosure.

In July 2013, we and USAC agreed to a financing arrangement for the undisputed portion of the unpaid USF contributions and related interest for the periods 2008 through 2012 whereby we issued to USAC a promissory note for $4.1 million. The promissory note is repayable in 42 equal monthly installments with a fixed annual interest rate of 12.75%. As of September 30, 2013, the balance of the promissory note payable is $3.8 million, which is included in the notes payable amounts on the consolidated balance sheets. In addition to the promissory note payable, we had an accrued liability for USF contributions and related interest and penalties of $4.9 million, $8.1 million and $4.3 million included in accrued federal fees on the consolidated balance sheets as of December 31, 2011 and 2012, and September 30, 2013, respectively, of which $0.8 million pertains to periods prior to 2008. For the years ended December 31, 2011 and 2012, and the nine months ended September 30, 2012 and 2013, we incurred expenses of $2.0 million, $3.2 million, $2.6 million and $3.0 million, respectively, which was recorded as a charge to cost of revenue. No amounts related to the potential recovery or credit of USF contributions paid by us to our wholesale telecommunications service providers have been recognized in the consolidated financial statements.

Taxes and Surcharges on Usage

The applicability of state and local taxes, fees or surcharges relative to services such as ours is complex, ambiguous and subject to interpretation and change. During 2013, we analyzed our activities and determined that we may be obligated to collect and remit sales, excise and utility user taxes, as well as surcharges as a communications service provider, and pay gross receipts taxes, on our usage-based fees in certain states and municipalities. We have neither collected nor remitted state and local taxes or surcharges on usage-based fees in any of the periods presented.

Based on our ongoing assessment, we will register for tax and regulatory purposes in states where we determine such regulations apply to our activities and commence collecting and remitting state and local taxes and surcharges on applicable usage-based fees. We have accrued a contingent liability for our best estimate of the probable amount of taxes and surcharges that may be imposed by various states and municipalities on our activities prior to registration. This contingent liability is based on our analysis of a number of factors, including the source location of our usage-based fees and the rules and regulations in each state. The actual amount of state and local taxes and surcharges paid may differ from our estimates. As of December 31, 2011 and 2012, and September 30, 2013, we had an accrued sales tax liability related to our contingency for state and local taxes on usage-based fees of $1,588,000, $3,195,000 and $4,693,000, respectively.

NobelBiz Litigation

In April 2012, NobelBiz, Inc., or NobelBiz, filed a complaint against us in the U.S. District Court for the Eastern District of Texas, Case No. 6:12-cv-00243-LED, alleging infringement of U.S. Patent No. 8,135,122, and seeking a permanent injunction, damages and attorneys’ fees should judgment be found against us. Subsequently, NobelBiz amended its complaint to add claims related to U.S. Patent No. 8,565,399, which is a continuation in the same family as the prior patent and addresses the same technology. This complaint is one of six complaints currently known to have been brought by NobelBiz regarding the same patent. On March 28, 2013, the court granted our motion to transfer the case to the U.S. District Court for the Northern District of California. We intend to vigorously defend ourselves against NobelBiz’s claims to the extent necessary. The result of this litigation is inherently uncertain. Please see “Business—Legal Proceedings.”

Quantitative and Qualitative Disclosure about Market Risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates, and to a lesser extent, foreign currency exchange rates. We do not hold or issue financial instruments for trading purposes.

Interest Rate Sensitivity

We had cash and cash equivalents of $6.0 million and $10.1 million as of December 31, 2012 and September 30, 2013, respectively. We hold our cash and cash equivalents for working capital purposes. Our cash and cash equivalents are held in cash, short-term money market funds and certificates of deposits with maturities of three months or less. Due to the short-term nature of these instruments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, would reduce future interest income. During the year ended December 31, 2012 and the nine months ended September 30, 2013, the effect of a hypothetical 10% increase or decrease in overall interest rates would not have had a material impact on our interest income. As of December 31, 2012 and September 30, 2013, we did not have any debt outstanding with variable interest rate components. However, in October 2013, we entered into the Term Loan, which bears interest at a variable annual rate that is equal to the prime rate (3.25% as of October 31, 2013) plus 1.50%.

Foreign Currency Risk

Our functional currency of our foreign subsidiaries is generally the local currency. All of our sales are denominated in U.S. dollars, and therefore our net revenue is not currently subject to foreign currency risk. Our operating expenses are denominated in the currencies of the countries in which our operations are located, which are primarily in the U.S., the Philippines, and Russia. Our consolidated results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. To date, we have not entered into any hedging arrangements with respect to foreign currency risk or other derivative financial instruments. During the year ended December 31, 2012 and the nine months ended September 30, 2013, the effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business would not have had a material impact on our consolidated financial statements.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update No. 2011-04, Fair Value Measurement, or ASU 2011-04, which generally represents clarifications of Accounting Standards Codification Topic 820, Fair Value Measurement, but also includes some instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. ASU 2011-04 results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 should be applied prospectively and is effective for annual periods beginning after December 15, 2011. Early adoption is not permitted. The adoption of ASU 2011-04 did not have a material impact on our consolidated financial statements.

In March 2013, the Financial Accounting Standards Board, or FASB, issued an accounting standards update on foreign currency matters that provides additional guidance with respect to the reclassification into income of the cumulative translation adjustment, or CTA, recorded in accumulated other comprehensive income associated with a parent company’s ownership interest in a foreign entity. The standard differentiates between transactions occurring within a foreign entity and transactions affecting an investment in a foreign entity. For transactions within a foreign entity, the full CTA associated with the foreign entity would be reclassified into income only when the sale of a subsidiary or group of net assets within the foreign entity represents the substantially complete liquidation of that foreign entity. For transactions affecting an investment in a foreign entity, the full CTA associated with the foreign entity would be reclassified into income only if the parent no longer has a controlling interest in that foreign entity as a result of the transaction. In addition, acquisitions of a foreign entity completed in stages will trigger release of the CTA associated with an equity method investment in that entity at the point a controlling interest in the foreign entity is obtained. We are required to adopt this standard for our interim and annual periods beginning after December 15, 2013. This standard would impact our consolidated financial condition or results of operations only in the instance a transaction described above occurs.

In July 2013, the FASB issued an accounting standards update on presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss or a tax credit carryforward exists. The standard requires that unrecognized tax benefits should be presented as a reduction to deferred tax assets for net operating loss carry forwards, a similar tax loss or a tax credit carry forward, or collectively, a carryforward, if such carryforward is required or expected to settle the additional income taxes in the event the uncertain tax position is disallowed. The standard also requires in situations that a carryforward cannot be used or the deferred tax asset is not intended to be used for such purpose, the unrecognized tax benefit should be recorded as a liability and should not offset deferred tax assets. We are required to adopt this standard for interim and annual periods beginning after December 15, 2013. We are currently evaluating the impact of adopting this guidance, but do not expect it to have a material impact on our consolidated financial condition or results of operations.

BUSINESS

Overview

Five9 is a pioneer and leading provider of cloud software for contact centers. Since our inception, we have exclusively focused on delivering our platform in the cloud and are disrupting a significantly large market by replacing legacy on-premise contact center systems. Contact centers are vital hubs of interaction between organizations and their customers and, therefore, are essential to delivering successful customer service, sales and marketing strategies. Our mission is to empower organizations to transform their contact centers into customer engagement centers of excellence, while improving business agility and significantly lowering the cost and complexity of their contact center operations. Our purpose-built, highly scalable and secure Virtual Contact Center, or VCC, cloud platform delivers a comprehensive suite of easy-to-use applications that enable the breadth of contact center-related customer service, sales and marketing functions. We have become an established leader in the cloud contact center market, facilitating over three billion interactions between our more than 2,000 clients and their customers per year. We believe our ability to combine software and telephony into a single unified platform that is delivered in the cloud creates a significant barrier to entry.

Based on our current product offering and historical average annual recurring revenue per seat, we believe that the market for our solution is approximately $22 billion annually worldwide. Gartner estimates that there were 14.5 million contact center agents worldwide in 2012 and forecasts that cloud penetration of the contact center market in North America will more than double from 5% of total contact center agents in 2012 to 13% in 2016. We believe adoption of cloud contact center software solutions is increasing rapidly as a result of several distinct trends. The increasing adoption of cloud computing, especially within CRM, is creating strong demand for integrated cloud contact center software solutions. In addition, cloud contact center software solutions now offer the functionality required by large, complex enterprise contact centers. Furthermore, we believe organizations typically refresh their contact center systems every 8-10 years, which provides an opportunity for cloud solutions to replace legacy on-premise contact center systems when these replacement decisions arise.

Cloud contact center software solutions are replacing legacy on-premise contact center systems. On-premise systems require large up-front investments, long deployment cycles and are burdensome to maintain. These systems are also often inflexible, complex, and require significant duplication of effort and integration across multiple sites. This creates substantial challenges for clients with on-premise contact center systems to implement new features or upgrades, or to integrate with adjacent cloud solutions.

Our solution, which is comprised of our VCC cloud platform and applications, allows simultaneous management and optimization of customer interactions across voice, chat, email, web, social media and mobile channels, either directly or through our application programming interface. Our VCC cloud platform matches each customer interaction with an appropriate agent resource and delivers relevant customer data to the agent in real-time through integrations with adjacent enterprise applications, such as CRM software, to optimize the customer experience and improve agent productivity. Our solution ensures our clients always have the latest version of our software. Delivered on-demand, our solution enables our clients to quickly deploy agent seats in any geographic location with only a computer, headset and broadband internet connection, and rapidly adjust the number of contact center agent seats in response to changing business requirements. Unlike legacy on-premise contact center systems, our solution requires minimal up-front investment, can be rapidly deployed and is maintained by us in the cloud.

Our sales model consists of a field sales team that sells our solution into larger opportunities and a telesales team that sells our solution into smaller opportunities. We have developed a proven, high velocity, metrics-driven sales and marketing strategy, which is designed to effectively identify, qualify and close sales opportunities. To complement this go-to-market strategy, we have developed a large ecosystem of technology and system integrator partners to help increase awareness of our solution in the market and drive incremental sales opportunities with new and existing clients.

We provide our solution through a SaaS business model with recurring subscriptions based primarily on the number of agent seats and minutes of usage of solution, as well as the specific functionalities and applications our clients deploy. Our recurring revenue model combined with our Dollar-Based Retention Rates, which have averaged approximately 100% since 2011, have enhanced our ability to forecast our financial performance and plan future investments.

We have achieved significant growth in recent periods. For the years ended December 31, 2011 and 2012, and the nine months ended September 30, 2012 and 2013, our revenues were $43.2 million, $63.8 million, $45.6 million and $60.5 million, respectively, representing period-over-period growth of 48% and 33%, respectively. We incurred net losses of $7.9 million, $19.3 million, 13.6 million and $22.7 million for the years ended December 31, 2011 and 2012, and for the nine months ended September 30, 2012 and 2013, respectively, as a result of increased investment in our growth.

Industry Overview

Contact centers must evolve in today’s rapidly changing technology environment

Contact centers are vital hubs of interaction between organizations and their customers and are mission critical to the successful execution of customer service, sales and marketing strategies. Both consumer and enterprise technology trends are driving an evolution in contact center strategies. Today, customers increasingly expect seamless communications across multiple channels, including voice, chat, email, web, social media and mobile, thereby increasing the number of touch points between organizations and their customers. Along with these additional channels, customers expect personalized interactions to enhance overall customer service. Delivering customer interactions to an appropriate agent resource while delivering relevant customer data to the agent in real-time is crucial in providing effective customer service.

As the needs of organizations and their customers have become more sophisticated, so have the demands for contact centers. Striving for greater efficiency in meeting demand, the use of remote agents and geographically dispersed contact centers has proliferated. To increase capacity and undertake upgrades, on-premise contact centers must unify geographically dispersed agents and hardware, which requires building out teams and facilities to forecasted future capacity and is a long-term undertaking. In order to meet these changing demands, contact centers must upgrade their existing on-premise contact center systems or migrate their contact center operations to the cloud.

Legacy on-premise contact center systems are inefficient

The majority of contact center operations today rely on legacy on-premise contact center systems that include business workflows, as well as hardware and software architectures designed more than a decade ago. Legacy on-premise contact center systems are typically developed for location-specific deployments and are often costly, inflexible, complex and require significant duplication of effort and integration across multiple sites. Key shortcomings of these legacy systems include:

•	Long and complex implementation and upgrade cycles. Implementation of legacy on-premise contact center systems requires long deployment timelines and complex integrations with other enterprise systems. Once these systems have been deployed, integrated and customized, upgrades and modifications can be extremely challenging. Due to these customized solutions and complex integrations, clients will often forego or postpone upgrades for fear of disabling key functionality. If they do choose to upgrade, clients are often required to rebuild integrations in order to retain full functionality, which frequently result in significant expenditures of time, resources and capital.

•	Inflexible resource deployment. As organizations expand globally, they require the ability to easily manage remote agents and quickly adjust agent seats to accommodate peak call volumes. Most legacy on-premise contact center systems do not provide these capabilities and, as a result, their clients are typically unable to quickly scale their contact center operations in response to changing business needs. This often results in costly over-building of additional capacity to accommodate peak volumes.

•	Duplicative technology stacks across multiple sites. Organizations must integrate multiple contact center sites to drive efficiency and create a unified customer view. Organizations running on-premise systems often find themselves with dissimilar systems at each site resulting in non-integrated and inefficient siloes of technology. Moreover, technology at each site is in a constant state of change over time. The initial and ongoing integration of these contact center sites for such organizations requires significant ongoing investment.

Our Opportunity

Based on our current product offerings and historical average annual recurring revenue per seat, we believe that the market for our solution is approximately $22 billion annually worldwide. Gartner estimates that there were 14.5 million contact center agents worldwide in 2012 and forecasts that the cloud penetration of the contact center market in North America will more than double from 5% of total contact center agents in 2012 to 13% in 2016. We believe the market for contact center solutions is undergoing a significant shift to the cloud driven primarily by:

•	Adoption of cloud CRM solutions

•	Sophistication of cloud contact center software solutions

•	Technology refresh of on-premise contact center systems

Adoption of cloud CRM solutions has grown as organizations seek to enhance their sales strategies, increase business agility and reduce costs. CRM solutions typically integrate deeply with contact center solutions to provide agents with real-time access to customer information. The shift to cloud CRM and ease of integration are creating significant demand for integrated cloud contact center software solutions. As the market opportunity has expanded, cloud contact center software solutions have evolved to meet the requirements of large, complex enterprise contact centers. We believe organizations have typically refreshed their on-premise contact center systems every 8-10 years. Given the prevalence of cloud CRM and the capabilities of cloud-based contact centers, cloud solutions are increasingly considered as a replacement alternative to legacy on-premise contact center systems during these refresh decisions.

Our Solution

We deliver a comprehensive cloud software solution for contact centers. Our solution enables organizations of all sizes to optimize their contact center operations by enhancing agent productivity, improving customer satisfaction and driving cost efficiency. Our solution facilitates inbound customer-initiated interactions and outbound agent-initiated interactions. Our VCC cloud platform includes features such as automatic call distribution, or ACD, interactive voice response, or IVR, computer-telephony integration, or CTI, outbound dialers and multi-channel capabilities. In addition, our VCC cloud platform offers real-time management applications to optimize contact center performance.

Our cloud contact center software solution includes the following key elements:

•	Rapid implementation, seamless updates and pre-built integrations. Our solution can be deployed and updated quickly with minimal disruption to our clients’ contact center operations and provides pre-built integrations with leading CRM and other enterprise applications. We seamlessly update our solution to ensure our clients always run the latest version of our software, while maintaining our clients’ existing configurations with minimal disruption to contact center operations.

•	Highly flexible platform. Our solution provides easy administration, configuration and role-based functionalities for agents, supervisors and administrators, and enables the rapid adjustment of agent seats to meet changing contact center volumes.

•	Scalable, secure and reliable multi-tenant architecture. Our solution provides organizations of all sizes with the robust contact center functionality, scalability, flexibility and security required in the most sophisticated and distributed environments.

Our solution is designed to provide the following key benefits to our clients:

•	Higher agent productivity. Our solution empowers greater agent productivity and utilization by allowing agents to handle both inbound and outbound calls and interact with customers across multiple other channels, including chat, email, web, social media and mobile.

•

Improved customer satisfaction.    Our intelligent call routing and IVR capabilities, pre-built integrations with leading CRM applications, and multi-channel capabilities ensure customer interactions are quickly routed to an appropriate agent resource. Agents, through integrations with CRM applications, have immediate access to the most current, relevant and accurate information about the customer, resulting in increased first contact resolutions and a more satisfying experience for the customer.

•	Enhanced end-to-end visibility. Our VCC cloud platform integrates our clients’ deployments across multiple contact center locations, providing an organization-wide view of their contact center operations. This facilitates efficient cloud routing across locations and provides a uniform interface across all agents. With this visibility, our solution enables our clients to quickly shift agent resources and adjust agent seats in response to changing business requirements, which results in higher agent utilization.

•	Greater operational efficiency. Our solution provides contact center managers with significant visibility into their agents’ productivity and the efficiency and performance of their campaigns. We provide robust intelligence and analytics capabilities to help supervisors optimize operations and campaigns in real-time to drive increased efficiency. Our role-based interfaces deliver specific functionality to both desktops and mobile devices to meet the unique needs of agents, supervisors and administrators.

•	Compelling value proposition. We provide a unified cloud-based software and telephony platform for contact center operations, including software applications, technology infrastructure, maintenance, monitoring, storage, security, client support and upgrades, which enables our clients to simplify their technology infrastructure and streamline IT costs. We manage upgrades and deployments remotely, often resulting in lower total cost of operations relative to legacy on-premise contact center systems that often require in-house technical support staff.

Our Competitive Strengths

We believe that our position as a leading provider of cloud contact center software results from several key competitive strengths, including:

•	Cloud-based, enterprise-grade platform and end-to-end application suite. We deliver a cloud-based enterprise-grade platform and applications suite with multi-channel capabilities that allows our clients to manage their entire contact center operation. Our highly scalable, secure and multi-tenant architecture enables us to serve large, distributed enterprises with complex contact center requirements, as well as smaller organizations, all from a single cloud platform.

•	Rapid deployment of our comprehensive solution. Our solution enables our clients to quickly deploy and provision agent seats in any geographic location with only a computer, headset and broadband internet connection, and rapidly adjust the number of contact center agent seats in response to changing business requirements. Our clients always have the latest version of our software, deployed seamlessly through the cloud, and can easily integrate our solution with many adjacent enterprise applications using our pre-built integrations. As a result, our clients’ contact centers become fully operational more quickly than legacy on-premise contact center systems.

•	Proven, repeatable and scalable go-to-market model. We engage with our clients through a highly scalable and metrics-driven sales and marketing organization that effectively identifies, qualifies and closes sales opportunities. The deep domain expertise of our field sales team is instrumental in selling to larger opportunities, and our highly efficient telesales model enables us to cost-effectively identify, qualify and close a high volume of smaller opportunities. Our ecosystem of technology and system integrator partners increases awareness of our solution and helps generate new sales opportunities. We believe our go-to-market model gives us an efficient and effective means of targeting organizations of all sizes.

•	Established market presence and a large, diverse client base. We have a large, diverse client base of over 2,000 organizations across multiple industries. We believe our clients view us as a key strategic solutions provider. The performance, reliability, ease-of-use and comprehensive nature of our solution has resulted in high client satisfaction and retention.

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Extensive partner ecosystem.    We have cultivated a robust ecosystem of partners including a variety of leading CRM software vendors such as Salesforce.com Inc., Oracle Corporation, Microsoft Corporation

and NetSuite Inc.; system integrators such as Bluewolf, Inc. and Deloitte Consulting LLP; analytics, workforce management and performance management software vendors such as NICE Systems, Inc. and Authority Software; and telephony providers such as AT&T Inc. and Verizon Communications Inc. We believe this ecosystem has enabled us to increase our brand awareness and enhance the functionality and value of our solution for our clients.

•	Focus on innovation and thought leadership. Since our inception, we have been an innovator of cloud contact center software. Our investment in research and development has driven our growth and enabled us to deliver a cloud contact center software solution with the features and functionality to power the most complex contact centers. Our extensive domain expertise enables us to enhance our solution and serves as a critical competitive differentiator. We strive to be a thought leader in our industry, identifying and developing cloud capabilities to transform traditional contact center operations into customer engagement centers of excellence.

Our Growth Strategy

Our objective is to strengthen our position as a leader in cloud contact center software. To accomplish this goal, we are pursuing the following growth strategies:

•	Capture increased market share. We believe that the adoption of cloud contact center software solutions is increasingly driven by mainstream adoption of cloud computing, especially within CRM, as well as the increasing capabilities of these solutions. With organizations refreshing their contact center systems every 8-10 years, cloud solutions have an opportunity to replace legacy on-premise contact center systems at the time a replacement decision is made. We believe there is a substantial opportunity for us to win new clients and increase our market share given the strength and client benefits of our cloud solution. We intend to continue to invest aggressively in our sales force and marketing capabilities to win new clients.

•	Continue to increase sales in our existing client base. Many of our clients deploy our solution to support only a portion of their contact center agents initially. We intend to increase the number of agents using our solution within our existing clients as they experience the benefits of our cloud solution. We also intend to sell our existing clients incremental applications to increase our revenue and the value of our existing client relationships.

•	Maintain our innovation leadership by strengthening and extending our solution. We have an innovative platform that has enabled us to establish a leadership position in the cloud contact center software market. To preserve and expand our leadership position, we intend to continue to make significant investments in research and development to strengthen our existing solution and develop additional industry-leading contact center features and applications.

•	Expand internationally. To date, our focus has been on the U.S. market, which represented 90% of our revenue in 2012, and 89% of our revenue for the nine months ended September 30, 2013, based on bill to address. We believe there is a significant opportunity for our cloud solution to disrupt incumbent legacy on-premise contact center systems internationally. We plan to increase our sales capabilities internationally by expanding our direct sales force and collaborating with strategic partners worldwide to target these markets and grow our international client base.

•	Further develop our partner ecosystem. We have established strong partner relationships with organizations in the contact center ecosystem to further enhance the value of our VCC cloud platform. We intend to continue to cultivate new relationships with additional software, technology, system integrator and telephony providers to enhance the value of our solution and drive sales.

•	Selectively pursue acquisitions. In addition to organically developing and strengthening our solution, we intend to actively and selectively explore acquisition opportunities of companies and technologies to expand the functionality of our solution, provide access to new clients or markets, or both. For example, we recently acquired SoCoCare in order to establish our social media capabilities and strengthen our market leadership.

Our Virtual Contact Center Cloud Platform and Applications

Our cloud contact center software solution consists of our purpose-built and highly scalable VCC cloud platform that delivers a comprehensive suite of easy-to-use, secure applications to cover the breadth of contact center-related customer service, sales and marketing functions. Our VCC cloud platform acts as the hub for interactions between our clients and their customers, enabling contact center operations focused on either inbound or outbound customer interactions in a single unified architecture. Our solution enables our clients to manage these customer interactions across multiple channels including voice, chat, email, web, social media and mobile and connects them to an appropriate agent. Whether the resource is an internal contact center agent, an outsourcer, an agent working from home, a knowledge worker, or self-service, our solution enables our clients to deliver a highly effective customer experience.

Our solution is built using a multi-tenant architecture and delivered in the cloud. The following diagram illustrates our VCC cloud platform and comprehensive suite of applications used by agents, supervisors and administrators. In addition, we provide a robust set of management applications including workforce management, reporting, quality management and supervisor tools.

Inbound Contact Center:    With our VCC cloud platform, inbound contact centers of all sizes have everything they need to run a successful contact center, including the ability to take calls, respond to chat and email interactions, and engage with a wide range of social media sources. Our platform includes a full-featured IVR system that allows our clients to automatically answer calls and identify an appropriate agent resource to resolve the customer issue. At the center of our VCC cloud platform is the ACD, which provides intelligent routing of customer and prospect interactions. This provides our clients with the flexibility to prioritize customer interactions to maximize business results and ensure customer treatment is aligned with their customer service and sales strategy.

Using our ACD, IVR, CTI, natural language processing, or NLP, open application programming interfaces and deep integration with CRM solutions, our clients can provide personalized customer service by delivering customer data to the agent handling the interaction. This promotes quick first contact resolution, which is a key factor in customer satisfaction. Our clients can prioritize high-value customers for special treatment, and respond to time-of-day needs, thereby maximizing agent productivity, while increasing customer satisfaction.

Outbound Contact Center:    Our Outbound Contact Center application enables our clients to improve the efficiency and productivity of outbound contact center agents. We offer a complete solution for outbound sales and marketing campaigns, including multiple automated dialing options, so our clients can find the right match for their needs and environment, including outbound business-to-consumer and business-to-business campaigns. We offer a variety of outbound dialer solutions, including our patented predictive dialer. The predictive dialer greatly enhances the productivity of agents and sales representatives by increasing productive talk time and minimizing idle time spent listening to voice mail and busy signals. These dialer solutions allow our clients to choose the automation capabilities that best align with their contact center environment and objectives, including lead prospecting, qualifying, nurturing and converting. We also provide campaign management tools such as list management, sophisticated dialer rules to connect with more prospects and agent scripting to maximize the productivity of our clients’ outbound campaigns. Our outbound contact center application easily integrates with our clients’ web presence to generate immediate, automated callback for online inquiries.

Blended Contact Center:    We provide both inbound and outbound capabilities on a single architecture to unify contact center operations. This helps improve agent productivity, as interactions are automatically routed based on interaction volume. When call volumes are low, our blending ability allows our clients to shift inbound agent resources to outbound-related functions. For example, inbound agents can be assigned to the outbound queue for automatic follow-ups on any customer interaction, flag customer surveys for personalized attention, or resolve open customer issues. Agents receive scripting to improve their effectiveness.

Five9 SoCoCare Social Customer Care:    Our social customer care application was purpose built for contact center agents and supervisors. Our solution is designed to route, track and report on performance in the social channel in the same manner as other channels handled by contact centers. Our advanced NLP engine with business rules automatically tags social posts as positive, negative or neutral. Our application also filters out unactionable social media interactions, which can be up to 80% of the social volume for most companies, by analyzing the relevancy of posts. We can prioritize items based on business rules, further cluster posts into tiered business topics and utilize our powerful custom views to monitor the social universe in real-time, thereby enabling agents to focus on actionable customer issues.

Mobile Customer Service Modules:    We offer mobile customer service modules to allow our clients to easily provide customer service from within their mobile application. These pre-built modules can be added to mobile applications, allowing enterprises to quickly add common tasks, such as scheduling an agent call back, mobile chat, sentiment feedback or Net Promoter Score measurement, into their applications.

Management Applications:    Our integrated portfolio of management applications is built and delivered on our highly scalable and agile VCC cloud platform. We provide real-time supervisor tools to monitor and manage agent performance and call flows. In addition, we provide a suite of configurable management reports to enable our clients to manage the end-to-end performance of their contact center operations. For advanced client needs, we also offer fully integrated workforce and quality management applications through our strategic relationship with NICE Systems, Inc.

Our clients can access our VCC cloud platform in four different ways:

•	Agent Desktop: Serves as the unified environment for contact center agents. Agents are provided with one easy-to-use interface for handling interactions designed to promote a seamless customer experience. Automated call scripting and real-time customer data, such as purchase and interaction history, is delivered to empower the agent with the data they need to answer customer questions and provide a highly effective customer experience.

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Supervisor:    Provides supervisors with tools to optimize the contact center and ensure high quality customer interactions. These tools provide visibility into call routing, queues, service level agreements, or

SLAs, workflow management, utilization, campaign statistics and agent productivity. A mobile tablet version of the supervisor application is also available to help supervisors monitor agents, listen in on conversations, coach agents, and oversee queues and agent performance metrics. These metrics typically include average handle time, first contact resolution, number of interactions handled and contact outcomes.

•	Administrator: Provides administrators with a comprehensive set of integrated tools to easily configure agent skills (such as language, domain expertise, and channels to service), determine interaction routing strategies, specify IVR scripts and manage the contact center operation. The Five9 Administrator system is easy to use so that contact center business personnel can set up and make changes themselves, without having to rely on specialized IT staff often required to deploy or update legacy on-premise contact center systems. This represents a key advantage of our VCC cloud platform, as it allows businesses to move and change quickly to keep up with the rapid changes required in contact center operations.

•	Reporting and Analytics: Real-time reports provide statistics and key performance indicators to allow executives and supervisors to monitor the contact center, improve reaction time to interaction volume and manage agents more effectively. We provide more than 100 standard reports with multiple views and drill-downs into individual inbound calls and metrics, customer interaction outcomes, and outbound sales and marketing program metrics. Our reporting platform also enables clients to build customized reports and reporting schedules.

CRM Integrations:    We offer pre-built integrations with leading providers of CRM systems such as Salesforce.com, Inc., Oracle Corporation, Microsoft Corporation and NetSuite Inc. in addition to professional service-delivered integration with home grown or legacy CRM systems. Our solution routes each customer interaction to an appropriate agent resource and, through integrations with CRM applications, provides agents with immediate access to the most current, relevant and accurate information about the customer, resulting in increased first contact resolutions and a more satisfying experience for the customer.

Clients

We have a large and diverse client base comprised of over 2,000 organizations as of December 31, 2013, with no single client representing more than 10% of our revenues in 2011, 2012 or the first nine months of 2013. Our client base spans organizations of all sizes across multiple industries, including banking and financial services, business process outsourcers, consumer, healthcare and technology.

Sales

Our sales model consists of a field sales team that sells our solution into larger opportunities and a telesales team that sells our solution into smaller opportunities. We established our business targeting smaller opportunities and have expanded our sales focus to larger opportunities as we gained traction in the market and enhanced the capabilities of our cloud solution. We have developed a disciplined, high volume, metrics-driven sales strategy, which we believe enables us to efficiently generate and close a large number of new sales opportunities. Our telesales team focuses on qualified leads generated through traffic to our websites, and also supports our field sales team through lead generation and lead-tracking activities. Our field and telesales teams are also responsible for selling to existing clients, that may renew their subscriptions, increase the number of agents using our cloud solution, add new applications from our solution and expand the deployment of our solution across their contact centers.

Marketing

To build client awareness and adoption of our solution, our lead generation activities consist primarily of client referrals, internet advertising, digital marketing campaigns, social marketing, trade shows, industry events, co-marketing with strategic partners and telemarketing. In addition, our industry analyst, press and media outreach programs, and web site marketing initiatives are designed to build brand awareness and preference for Five9. We offer free trials and services to allow prospective clients to experience the quality and ease-of-use of our cloud solution, to learn about the features and functionality of our VCC cloud platform in more detail, and to quantify the benefits of our cloud solution.

To complement our sales and marketing efforts, we have developed a large ecosystem of software, technology, telephony and system integrator partners who help increase awareness of our solution and generate new and installed base sales opportunities.

Research and Development

Our ability to compete depends in large part on our continuous commitment to research and development and our ability to improve the functionality of, and add new features to, our VCC cloud platform. The majority of our research and development employees are located in our development center in Russia, allowing us to benefit from relatively low-cost, highly skilled software developers. Our engineering team has deep software and telecommunications skills, and works closely with our sales team to identify our clients’ product requirements. In addition, continuous interactions with our partners enable our engineers to enhance the usability and performance of our platform and its integration with best-in-class CRM and other business applications and telephony technologies.

As of December 31, 2013, we had 162 employees in our research and development group, of which 85 engineers are based in Russia. Our research and development expenses totaled $5.7 million, $8.7 million and $13.2 million for the years ended December 31, 2010, 2011 and 2012, respectively, and $9.4 million and $12.7 million in the nine months ended September 30, 2012 and 2013, respectively. We intend to continue investing in research and development to continue to deliver robust functionality to our clients.

Professional Services

We offer comprehensive professional services to our clients to assist in the successful implementation and optimization of our solution. Our professional services include application configuration, system integration, and education and training. Our clients may use our professional services team for implementing our solution or, in limited cases, they may also choose to perform these services themselves or engage third-party service providers to perform such services. Our cloud solution allows us to eliminate the need for lengthy and complex technology integrations, such as deploying equipment or maintaining hardware infrastructure for individual clients. As a result, we are typically able to deploy and optimize our solution in significantly less time than required for deployments of legacy on-premise contact center systems.

Technology and Operations

Our highly scalable and flexible VCC cloud platform is the result of 12 years of research, development, client engagement and operational experience. The platform is comprised of in-house developed intellectual property, open source products and commercially available hardware and software. The platform is designed to be redundant and we believe that all components can be upgraded, expanded or replaced with minimal or no interruption in service.

We deliver our services globally from two third-party co-location data center facilities located in Santa Clara, California and Atlanta, Georgia. Our infrastructure, including that at our third-party co-location facilities, is designed to support real-time mission-critical telecommunications, applications and operational support systems. Our infrastructure is built with redundant, fault-tolerant components divided into distinct security zones forming protective layers for our applications and customer data.

We have designed and maintain an operations, capacity and security program to monitor and maintain our platform, ensure efficient utilization of the platform capacity and protect against security threats or data breaches. Our operations team constantly monitors our data centers for potential performance issues, unauthorized attempts to access secure data or applications and the overall integrity of the platform.

Competition

The market for contact center software is fragmented, highly competitive and evolving rapidly in response to shifting consumer behavior, especially the rapid adoption of mobile devices and social media. The proliferation of each is driving change in contact center technology, as customers expect companies to give them the option of seamless communication across any channel according to their preference and needs. Combined with the disruptive nature of the cloud in the contact center, this has resulted in competitors who come from different market and product heritages, and who vary in size, breadth and scope of the products and services offered. We currently compete with large legacy on-premise contact center system vendors that offer on-premise enterprise telephony and contact center systems, such as Avaya and Cisco; and legacy on-premise software companies with a historical focus on CTI, such as Aspect, Genesys and Interactive Intelligence. These companies are expanding their traditional on-premise contact center systems with cloud-based offerings, either through acquisition or in-house development. Additionally, we compete with vendors that historically provided other contact center services and technologies and expanded to offer cloud contact center software. These companies include inContact and LiveOps. We also face competition from smaller contact center service providers with specialized contact center software offerings. Our actual and potential competitors may enjoy competitive advantages over us, including greater name recognition, longer operating histories, larger marketing budgets and greater financial and technical resources. We believe the principal competitive factors in our market include:

•	breadth and depth of solution features;

•	reliability, scalability and quality of the platform;

•	ease of deployment and use of applications;

•	level of client satisfaction;

•	domain expertise in contact center operations;

•	integration with third-party applications;

•	pricing;

•	ability to quickly adjust agent seats based on business requirements;

•	breadth and domain expertise of the sales and marketing organization;

•	ability to keep pace with client requirements;

•	extent and efficiency of our professional services;

•	ability to offer multiple channels of engagement; and

•	size and financial stability of operations.

We believe we currently compete effectively with respect to each of the factors identified above.

Intellectual Property

We rely on a combination of patent, copyright, and trade secret laws in the U.S. and other jurisdictions, as well as license agreements and other contractual protections, to protect our proprietary technology. We also rely on a number of registered and unregistered trademarks to protect our brand. In addition, we require our employees and independent contractors involved in development of intellectual property on our behalf to enter into agreements acknowledging that all works or other intellectual property generated or conceived by them on our behalf are our property, and assigning to us any rights, including intellectual property rights, that they may claim or otherwise have in those works or property, to the extent allowable under applicable law.

Our intellectual property portfolio includes twenty registered and seven pending trademarks, four issued U.S. patents and seventeen pending patent applications and one registered copyright. We have pending patent applications and limited trademark registrations outside the U.S. In general, our patents and patent applications apply to aspects of our VCC cloud platform. We are also a party to various license agreements with third parties that typically grant us the right to use certain third-party technology in conjunction with our solution.

Employees

As of December 31, 2013, we had 533 full-time employees, including 162 employees in our research and development group. None of our employees are covered by collective bargaining agreements. We believe that our employee relations are good and we have never experienced any work stoppages.

Facilities

Our principal executive offices are located in San Ramon, California, where we occupy approximately 62,477 square feet of office space under a lease expiring on February 28, 2018. We maintain additional offices in Russia and the Philippines. We have leases with data center operators in the United States pursuant to various lease agreements and co-location arrangements. We believe our facilities are sufficient for our current needs.

Regulatory

The following summarizes important, but not all, federal and state regulations that could impact our operations. Federal and state regulations are subject to judicial review, administrative revision and statutory changes through legislation that could materially affect how we and others in this industry operate.

The Telecommunications Act of 1996 vests the Federal Communications Commission, or FCC, with jurisdiction over interstate telecommunications services, while preserving state and local jurisdiction over many aspects of these services. As a result, telecommunications services are regulated at both the federal and state levels in the United States.

We are classified as a telecommunications service provider for federal regulatory purposes. Since our business is regulated by the FCC, we are subject to existing or potential FCC regulations relating to privacy, disability access, porting of numbers, USF contributions and other requirements. If we do not comply with FCC rules and regulations, we could be subject to FCC enforcement actions, fines, loss of operating authority and possibly restrictions on our ability to operate or offer certain of our services. Any enforcement action by the FCC, which may be a public process, would hurt our reputation in the industry, possibly impair our ability to sell our services to clients and could harm our business and results of operations.

Among the federal regulations to which we are subject, we must comply (in whole or in part) with:

•	the Communications Assistance for Law Enforcement Act, or CALEA, which requires covered entities to assist law enforcement in undertaking electronic surveillance;

•	contributions to the USF which requires that we pay a percentage of our revenues to support certain federal programs;

•	payment of annual FCC regulatory fees based on our interstate and international revenues;

•	rules pertaining to access to our services by people with disabilities and contributions to the Telecommunications Relay Services fund; and

•	FCC rules regarding Customer Proprietary Network Information, or CPNI, which require that we not use such information without customer approval, subject to certain exceptions.

In addition, we are subject to contributions and other payments on our usage-based fees at the state and local levels. The tax and fee structure relative to communications services such as ours is complex, ambiguous and subject to interpretation. If taxing and regulatory authorities enact new rules or regulations or expand their interpretations of existing rules and regulations, we could incur additional liabilities. In addition, the collection of additional taxes, fees or surcharges in the future could have the effect of increasing our prices or reducing our profit margins. Compliance with these regulations may also make us less competitive with those competitors who are not subject to, or choose not to comply with, the regulations. See Note 9 to the notes to our consolidated financial statements for a discussion of our accruals related to USF matters.

The FCC and a number of states are considering reform or other modifications to USF programs. The questions being considered as part of such reform by the FCC include which companies should contribute, how those contributions should be assessed and how the administration of the system can be improved. In addition, a number of states are actively considering extending their regulatory regimes. Any such changes could change the way in which we comply with our regulatory obligations and could increase our regulatory costs and expenses.

As we expand internationally, we will be subject to laws and regulations in the countries in which we offer our services. Regulatory treatment of the solutions we provide outside the U.S. varies from country to country, is often unclear, and may be more onerous than those imposed on our services in the U.S. Our regulatory obligations in foreign jurisdictions could negatively impact the use or cost of our solution in international locations.

The legislative and regulatory scheme for telecommunications service providers and other solutions we provide will continue to evolve and can be expected to change the competitive environment for these services. It is not possible to predict how such evolution and changes will affect, if at all, our business or the industry in general. If we do not comply with any current or future rules or regulations that apply to our business, we could be subject to substantial fines and penalties, we may have to restructure our service offerings, exit certain markets, accept lower margins or raise the price of our services, any of which could ultimately harm our business and results of operations. See “Risk Factors — Risks Related to Regulatory Matters” for more information.

Legal Proceedings

We are subject to certain legal and regulatory proceedings described below, and from time to time may be involved in a variety of claims, lawsuits, investigations and proceedings relating to contractual disputes, intellectual property rights, employment matters, regulatory compliance matters and other litigation matters.

During the first quarter of 2012, we determined that based on our business activities, we are classified as a telecommunications service provider for regulatory purposes and we are required to make direct contributions to the USF based on revenue we receive from the resale of interstate and international telecommunications services. Previously, we had been advised that the telecommunications services were an integral part of an information service and accordingly made indirect USF contributions as an end user through payments to our wholesale telecommunications service providers. In order to comply with the obligation to make direct contributions, in November 2012, we made a voluntary self-disclosure to the FCC Enforcement Bureau and have registered with USAC, which is charged by the FCC with administering the USF. We have accrued for past due contributions dating back to 2003 and, in April 2013, began remitting required contributions on a current basis directly to USAC.

Our registration with USAC subjects us to assessments for unpaid USF contributions, as well as interest and penalties thereon, due to our late registration and reporting of revenues. See Note 9 to the notes to our consolidated financial statements for a discussion of such assessments.

On August 5, 2011, NobelBiz, Inc., or NobelBiz, sent a letter to us asserting infringement of a patent related to virtual call centers. On April 3, 2012, NobelBiz filed a patent infringement lawsuit against us in the United States District Court for the Eastern District of Texas. The patent asserted in the complaint is different, but related, to the patent asserted in the original letter. The lawsuit, NobelBiz Inc v. Five9, Inc., Case No. 6:12-cv-00243-LED, alleges that our local caller ID management service infringes United States Patent No. 8,135,122, or the 122 patent. The 122 patent, titled “System and Method for Modifying Communication Information (MCI),” issued on March 13, 2012, and according to the complaint is alleged to relate to “a system for processing a telephone call from a call originator (also referred to as a calling party) to a call target (also referred to as a receiving party), where the system accesses a database storing outgoing telephone numbers, selects a replacement telephone number from the outgoing telephone numbers based on the telephone number of the call target, and originates an outbound call to the call target with a modified outgoing caller identification (‘caller ID’). NobelBiz seeks damages in the form of lost profits as well as injunctive relief. The lawsuit is one of several lawsuits filed by NobelBiz the same day against various companies including TCN Inc., LiveVox, Inc. and Global Connect LLC. On March 28, 2013, the court granted our motion to transfer the case to the United States District Court for the Northern District of California. Subsequently, NobelBiz amended its complaint to add claims related to U.S. Patent No. 8,565,399, which is a continuation in the same family as the 122 patent and addresses the same technology. We responded to the complaint and amended complaint by asserting noninfringement and invalidity of the 122 patent. The court in California held a status conference on December 9, 2013, and subsequently set a schedule to hold a claim construction hearing regarding the patents to be held on August 22, 2014. No trial date or further schedule is anticipated until after the court issues its ruling as to claim construction following the hearing.

The outcome of litigation and regulatory claims cannot be predicted with certainty, may be expensive and cause distraction to our management, even if we are ultimately successful, and could harm our future results of operations, cash flows and financial condition.

MANAGEMENT

The following table sets forth the names, ages and positions of our executive officers and directors as of February 6, 2014:

Names	Age	Positions
Executive Officers
Michael Burkland	51	Chief Executive Officer, President, Director and Chairman
Barry Zwarenstein	65	Chief Financial Officer
David Milam	58	Chief Marketing Officer
Dan Burkland	49	SVP, Enterprise Sales & Business Development
Moni Manor	48	EVP, Products
Tom Schollmeyer	47	Chief Technology Officer

Non-Employee Directors
Jack Acosta	66	Director
Kimberly Alexy	43	Director
Jayendra Das	45	Director
David DeWalt	49	Director
Mitchell Kertzman	65	Director
David Welsh	46	Lead Independent Director
Tim Wilson	54	Director
Robert Zollars	56	Director

Each executive officer serves at the discretion of our board of directors and holds office until his successor is duly elected and qualified or until his earlier resignation or removal. There are no family relationships among any of our directors or executive officers, except that Michael Burkland and Dan Burkland are brothers.

Executive Officers

Michael Burkland.    Mr. Burkland has served as our Chief Executive Officer and as a member of our board of directors since January 2008 and as our President since January 2012. He has served as our Chairman since February 2014. From 2002 to 2007, Mr. Burkland worked with the Interim CEO Network, serving as an interim CEO for venture-backed technology companies, as well as heading up the firm’s strategic advisory practice. From 2000 to 2001, Mr. Burkland served as Chief Executive Officer of Omniva Policy Systems Inc., a pioneer in enterprise policy management and e-mail security, where he built and implemented the company’s initial go to market strategy for the enterprise market. From 1994 to 1998, Mr. Burkland served as Chief Executive Officer of Eventus Software, Inc., a leading developer of web content management software which was acquired by Segue Software, Inc. in 1998. Earlier in his career, he held various positions at Oracle, Patrol Software and BMC. Mr. Burkland holds M.B.A. and B.A. degrees from the University of California at Berkeley.

Mr. Burkland was selected to serve on our board of directors because of his perspective and experience as our Chief Executive Officer and his extensive experience as a Chief Executive Officer of companies in the technology industry.

Barry Zwarenstein.    Mr. Zwarenstein has served as our Chief Financial Officer since January 2012. Since November 2007, Mr. Zwarenstein has served on the board of directors of Dealertrack Technologies, Inc., a provider of subscription-based software and data solutions for the automotive retail industry. From September 2008 to November 2011, Mr. Zwarenstein served as Senior Vice President and Chief Financial Officer of SMART Modular Technologies, Inc., a designer, manufacturer and supplier of electronic subsystems to original equipment manufacturers that was acquired by Silver Lake Partners in August 2011. From July 2004 through November 2006, Mr. Zwarenstein served as Senior Vice President and Chief Financial Officer, and from December 2006 through August 2008, as Executive Vice President and Chief Financial Officer, of VeriFone Holdings, Inc., a global provider of technology for electronic payment transactions and value-added services at the point-of-sale. From November 2001 to June 2004, Mr. Zwarenstein served as Vice President of Finance and

Chief Financial Officer of Iomega Corporation, a provider of storage and network security. From January 2001 to June 2001, Mr. Zwarenstein served as Vice President and Chief Financial Officer of Mellanox Technologies Ltd., a fabless semiconductor company. From October 1998 to December 2000, Mr. Zwarenstein served as Senior Vice President and Chief Financial Officer of Acuson Corporation, a company specializing in high quality medical ultrasound equipment that was acquired by Siemens AG in 2000. From July 1996 to September 1998, Mr. Zwarenstein served as Senior Vice President, Finance, New Business Development and Chief Financial Officer of Logitech International S.A., a Switzerland-based provider of personal peripherals for computers and other digital platforms. Mr. Zwarenstein holds a Bachelor of Commerce degree from the University of Natal (now known as University of KwaZulu-Natal), South Africa, and an M.B.A. degree from the Wharton School at the University of Pennsylvania. He is qualified as a Chartered Accountant (South Africa).

David Milam.    Mr. Milam has served as our Chief Marketing Officer since September 2012. From May 2007 to September 2012, Mr. Milam served as Chief Marketing Officer and Executive Vice President of McAfee, Inc., or McAfee, a provider of security, endpoint, network, compliance and mobile security, and continued to serve when McAfee was acquired by Intel Corporation, or Intel, in 2011. From October 2006 to May 2007, Mr. Milam served as Chief Marketing Officer of ZANTAZ, Inc., a privately-held content archiving company which was acquired by Autonomy Corp. plc in 2007. From February 2004 to October 2006, Mr. Milam served as Senior Vice President and Chief Marketing Officer of EMC Corporation’s storage and content management software group. From September 2001 to February 2004, Mr. Milam served as Chief Marketing Officer of Documentum, Inc., or Documentum, an enterprise content management platform which was acquired by EMC in 2003. Mr. Milam holds M.B.A. and B.S. degrees from California State University at Long Beach.

Dan Burkland.    Mr. Burkland has served as our Senior Vice President of Enterprise Sales and Business Development since December 2009. From April 2006 to November 2009, Mr. Burkland served as Senior Vice President of Sales at Transera Communications, Inc., a cloud contact center software company. From December 2003 to March 2006, Mr. Burkland served as Senior Vice President of Worldwide Sales of IP Unity, Inc., a provider of carrier-hosted unified communications and conferencing solutions. From August 1997 to November 2003, Mr. Burkland held various sales management roles with Cisco and GeoTel Communications LLC, which was acquired by Cisco in 1999. Mr. Burkland holds a B.S. degree from California State University at Chico.

Moni Manor.    Mr. Manor has served as our Executive Vice President, Products since September 2013. From May 2008 to June 2013, Mr. Manor served as a Vice President of Research and Development in Nortel Networks Corporation, a provider of communications solutions, and then in Avaya following its acquisition of Nortel’s enterprise solutions business in 2009. From May 2002 to April 2008, Mr. Manor served in various roles, the last two of which were Vice President of Customer Relationship Management followed by General Manager and Vice President of Product Development, at Amdocs Limited, a provider of software and services for communications providers. From September 1999 to April 2002, Mr. Manor served as Managing Director and Vice President of Research and Development at Manna, Inc., a developer of online personalization solutions for e-marketers. Mr. Manor holds a B.Sc. degree from Tel Aviv University, M.Sc. degree from Stanford University, and M.B.A. degree from Northwestern University.

Tom Schollmeyer.    Mr. Schollmeyer has served as our Chief Technology Officer since July 2011. From January 2009 to July 2011, Mr. Schollmeyer served as Business and Technology Architect of OneSource Consulting, Inc., a provider of technologies and processes to measure and improve customer satisfaction while reducing cost per transaction. From January 2008 to January 2009, Mr. Schollmeyer served as Chief Executive Officer of Argent Online Services, Inc., a company he founded which was focused on improving customer effectiveness in their contact centers through integration of hosted contact center products. From April 2004 to January 2008, Mr. Schollmeyer served as Vice President of Telecom and Technology of eTelecare Global Solutions, Inc., or eTelecare, a provider of complex business process outsourcing solutions. From April 2002 to April 2004, Mr. Schollmeyer served as Chief Information Officer of Phase 2 Solutions, Inc., a call center outsourcing company specializing in the cellular industry that was acquired by eTelecare in 2004. From January 2001 to March 2002, Mr. Schollmeyer served as Chief Executive Officer of Argent Voice Services, Inc., a company he founded that hosted interactive voice response systems for Fortune 1000 companies. From January 1995 to December 2000, Mr. Schollmeyer served as President of ASA Solutions, Inc. a company he founded that provided interactive voice response application development and staffing resources to Fortune 500 companies.

Non-Employee Directors

Jack Acosta.    Mr. Acosta has served as a member of our board of directors since April 2011. Since May 2001, Mr. Acosta has served on the board of directors of Integral Development Corporation, a financial services software company. Since October, 2013, Mr. Acosta has served on the board of directors of Rimini Street, Inc., an enterprise software support services company. From March 2004 to July 2009, Mr. Acosta served as a member of the board of directors and chair of the audit committee of SumTotal Systems, Inc., or SumTotal, a global provider of learning, performance and talent development solutions. From November 2005 to July 2009, Mr. Acosta served as the chairman of SumTotal’s board of directors. From September 2004 to September 2006, Mr. Acosta served on the board of directors of BenefitStreet, Inc., a company providing financial services. From April 2005 to July 2006, Mr. Acosta served on the board of directors of Savi Technology, Inc., a provider of radio-frequency identification solutions. From October 2005 to November 2005, Mr. Acosta served as SumTotal’s lead independent director. From April 2003 until March 2004, Mr. Acosta served as a member of the board of directors of Docent, Inc., a software solutions company that was acquired by SumTotal in 2004. From February 1999 to September 2001, Mr. Acosta served as Chief Financial Officer and Vice President, Finance of Portal Software, a software company acquired by Oracle Corporation in 2006. From February 1999 to April 1999, Mr. Acosta served as Secretary of Portal Software. From July 1996 to January 1999, Mr. Acosta served as Executive Vice President and Chief Financial Officer of Sybase, Inc., a database company acquired by SAP AG. Mr. Acosta holds a B.S. degree in Industrial Relations from California State University East Bay, M.S. degree in Management Sciences from California State University East Bay and Honorary Doctor of Humane Letters degree from California State University East Bay.

Mr. Acosta was selected to serve on our board of directors because of his accounting, financial, operating and management experience, service on the boards of directors of numerous other companies, financial expertise through his service as a chief financial officer of public software companies, and experience in overseeing auditors and financial audits.

Kimberly Alexy.    Ms. Alexy has served as a member of our board of directors since October 2013. Since June 2005, Ms. Alexy has served as the Principal of Alexy Capital Management, a private investment management firm that she founded. Since August 2011, Ms. Alexy has also served as an Adjunct Lecturer at San Diego State University in the Graduate School of Business. Since May 2008, Ms. Alexy has served on the board of directors of CalAmp Corp., a global provider of wireless communications solutions. From September 2009 to August 2011, Ms. Alexy served on the board of directors of SMART Modular Technologies Inc. From August 2009 to September 2010, Ms. Alexy served on the board of directors of SouthWest Water Company, a provider of services ranging from water production, treatment and distribution to utility infrastructure construction management. From December 2005 to May 2010, Ms Alexy served on the board of directors of Dot Hill Systems Corp., a provider of SAN storage solutions. From June 2005 to May 2006, Ms. Alexy served on the board of directors of Maxtor Corporation, a manufacturer of computer hard disk drives. From 1998 to January 2003, Ms. Alexy served as Senior Vice President and Managing Director of Equity Research for Prudential Securities, where she served as principal technology hardware analyst for the firm. From July 1995 to 1998, Ms. Alexy served as Vice President of Equity Research at Lehman Brothers, a financial services firm, where she covered the computer hardware sector. From June 1993 to July 1995, Ms. Alexy served as Assistant Vice President of Corporate Finance at Wachovia Bank, a financial services company. Ms. Alexy is a Chartered Financial Analyst (CFA), and holds a B.A. degree in Psychology from Emory University and an M.B.A. degree with a concentration in Finance and Accounting from the College of William and Mary.

Ms. Alexy was selected to serve on our board of directors because of her extensive experience in the financial services industry as an investment professional, which brings an institutional investor perspective to our Board, financial and accounting expertise and service on other public company boards.

Jayendra Das.    Mr. Das has served as a member of our board of directors since April 2013. Since January 2011, Mr. Das has served as Managing Director of SAP Ventures LLC, a venture capital firm he co-founded and for which he currently manages investments in Alteryx, Inc., Apigee Corporation, Box Inc., JasperSoft Corporation, MuleSoft, Inc., Mirantis, Inc., Narrative Science, Inc., One97 Communications Ltd. and Splashtop, Inc. and leads investments in India. From July 2006 to December 2010, Mr. Das served as a Partner of SAP

Ventures and Vice President for SAP Labs LLC, a provider of business software. From June 2004 to July 2006, Mr. Das served as a director of Agilent Ventures (formerly part of Hewlett-Packard Company), the corporate venture capital arm of Agilent. From June 2002 to June 2004, Mr. Das served as a Principal of MVC Capital, Inc., a business development company and venture capital firm. From June 1999 to July 2003, Mr. Das served as a Lead Architect and as a Product Manager at Oracle, a provider of business software. From September 1999 to June 2001, Mr. Das served as Strategic Investment Manager of Intel Capital, the corporate venture capital arm of Intel. Mr. Das has a B.S. degree in Electrical Engineering from Brown University and M.B.A. degree from the University of Chicago Booth School of Business.

Mr. Das was selected to serve on our board of directors because of his experience as a venture capitalist focusing on the technology sector, experience in the technology and software sectors and service on the boards of directors of numerous other companies.

David DeWalt.    Mr. DeWalt has served as a member of our board of directors since April 2012. Since November 2012, Mr. DeWalt has served as the chair of the board of directors and Chief Executive Officer of FireEye, Inc., a global network security company. Since November 2011, Mr. DeWalt has served on the board of directors of Delta Air Lines, Inc. From November 2005 to May 2013, Mr. DeWalt served on the board of directors of Polycom, Inc., a telepresence and voice communication solutions company. From February 2011 to April 2013, Mr. DeWalt served on the board of directors of Jive Software, Inc., a software company in the social business software industry. From April 2007 to February 2012, Mr. DeWalt served as President, Chief Executive Officer and Director of McAfee. From December 2003 to March 2007, Mr. DeWalt held various positions at EMC Corporation, a developer and provider of information infrastructure technology and solutions, including Executive Vice President, EMC Software Group and President of EMC’s Documentum and Legato Software divisions. From July 2001 to December 2003, Mr. DeWalt served as President and Chief Executive Officer of Documentum, and from October 2000 to July 2001, Mr. DeWalt served as Executive Vice President and Chief Operating Officer of Documentum. From August 1999 to October 2000, Mr. DeWalt served as Executive Vice President and General Manager, eBusiness Unit, of Documentum. Mr. DeWalt holds a B.S. degree in Computer Science from the University of Delaware.

Mr. DeWalt was selected to serve on our board of directors because of his experience as Chief Executive Officer of publicly-held technology companies, expertise in software technology and service on the boards of directors of numerous other companies.

Mitchell Kertzman.    Mr. Kertzman has served as a member of our board of directors since April 2004. Since May 2003, Mr. Kertzman has served as Managing Director of Hummer Winblad Venture Partners V, L.P., a venture capital firm. Mr. Kertzman currently sits on the boards of directors of Flite, Inc., a cloud-based advertising platform, HubPages, Inc., a community publishing and revenue-sharing website, NuoDB, Inc., a database startup company, Palamida, Inc., a provider of application security for open source software and 6connect, Inc., a management platform for internet communications. From May 1996 to 2005, Mr. Kertzman served as member of the board of directors of CNET Networks Inc., which owned various websites, created and distributed video content, and maintained a blog network. From November 1998 to May 2003, Mr. Kertzman served as chairman of the board of directors and Chief Executive Officer of Liberate Technologies, a provider of platform software for the delivery of digital services by cable television companies. From July 1996 to November 1998, Mr. Kertzman served as chairman of the board of directors and Chief Executive Officer of Sybase, Inc., an enterprise software and services company. From April 1974 to February 1995, Mr. Kertzman served as Chief Executive Officer of Powersoft Corporation, or Powersoft, a company he founded that provides client-server development tools, which merged with Sybase in 1995. From April 1974 to June 1992, Mr. Kertzman served as President of Powersoft.

Mr. Kertzman was selected to serve on our board of directors because of his operating and management experience, experience as Chief Executive Officer of publicly-held companies, experience as a venture capitalist, expertise in software technology, and his service on the boards of directors of numerous other companies.

David Welsh.    Mr. Welsh has served as a member of our board of directors since January 2011 and has served as our Lead Independent Director since February 2014. Mr. Welsh also served as a member of our board of directors from 2005 to March 2007. Since April 2008, Mr. Welsh has served as Partner of Adams Street Partners, a venture capital firm. Mr. Welsh currently serves on the boards of directors of Atlantis Computing Inc., a provider of storage optimization software for virtual environments, BrightRoll Inc., a video advertising technology platform, Damballa, Inc., a computer security company, JasperSoft Corp., a business intelligence software provider, LogRhythm, Inc., a security analytics platform provider, and Mintigo Ltd., a marketing intelligence software company. From March 2007 to April 2008, Mr. Welsh served as Executive Vice President of Corporate Strategy and Business Development of McAfee. From June 2000 to March 2007, Mr. Welsh served as a General Partner of Partech International, LLC, a venture capital firm. From July 1995 to March 2000, Mr. Welsh served as Vice President of Corporate Development of Portal Software. Mr. Welsh holds a J.D. degree from the University of California, Berkeley, School of Law and a B.A. degree in International Relations from the University of California, Los Angeles.

Mr. Welsh was selected to serve on our board of directors because of his experience as a venture capitalist, corporate strategy and business development expertise and service on the boards of directors of numerous other companies.

Tim Wilson.    Mr. Wilson has served as a member of our board of directors since August 2007. Since January 2012, Mr. Wilson has served as Managing Director of Artiman Management LLC, a venture capital firm. Mr. Wilson currently serves on the board of Artiman portfolio companies Kaybus Inc., a software company, and Crossbar Inc, a developer of memory storage flash technology. Since April 2004, Mr. Wilson has served on the board of directors of InvenSense, Inc., or InvenSense, a provider of devices for the motion interface market that detect and track an object’s motion in three-dimensional space. Mr. Wilson currently serves as a member of the audit committee and chair of the nominating and corporate governance committee of InvenSense. From December 2001 to December 2011, Mr. Wilson served as a Partner of Partech International. Mr. Wilson currently serves on the board of Partech portfolio companies Prysm, Inc., a designer and manufacturer of laser phosphor display solutions, and LedEngin, Inc., a provider of light source modules and optics components. From March 1998 to May 2001, Mr. Wilson served as Vice President of Marketing and as Chief Marketing Officer for Digital Island, Inc., an internet infrastructure provider and Partech portfolio company. From February 1996 to February 1998, Mr. Wilson served as General Manager of Lucent Technologies, Inc., a telecommunications equipment company. From September 1983 to January 1996, Mr. Wilson served in senior management positions of AT&T (North America and Australia) and AT&T Bell Labs, a telecommunications corporation and research laboratory. Mr. Wilson holds a B.S. degree in Physics from Bowdoin College and M.B.A. degree from Duke University’s Fuqua School of Business.

Mr. Wilson was selected to serve on our board of directors because of his operating and management experience, experience as a venture capitalist and service on the boards of directors of numerous other companies.

Robert J. Zollars. Mr. Zollars has served as a member of our board of directors since December 2013. Since June 2013, Mr. Zollars has served as Executive Chairman of the Board of Vocera Communications, Inc., a provider of mobile communications solutions for hospital staff and mobile workers. From June 2007 to May 2013, Mr. Zollars served as Chairman of the Board and Chief Executive Officer of Vocera. Since February 2012, Mr. Zollars has served as Chairman of the Board of Diamond Foods, Inc., a packaged foods company, and as a member of its board of directors since February 2005. Since May 2004, Mr. Zollars has served as a member of the board of directors of VWR International, LLC, a scientific equipment distributor. From May 2006 to May 2007, Mr. Zollars served as Chief Executive Officer of Wound Care Solutions, Inc., an operator of outsourced chronic wound care centers. From June 1999 to March 2006, Mr. Zollars served as Chief Executive Officer and Chairman of the Board of Neoforma, Inc., a healthcare technology company. From January 1997 to June 1999, Mr. Zollars served as Executive Vice President and group president of Cardinal Health, Inc., a supplier of health care products and services, where he was responsible for five wholly-owned subsidiaries. From 1985 to 1997, Mr. Zollars served as a division president of four different operating units at Baxter International, Inc., a medical instrument and supply company. From 1979 to 1985, Mr. Zollars served as area vice president and in various other capacities at American Hospital Supply Corporation, a medical supply company, which was acquired by Baxter International in 1985. Mr. Zollars holds a B.S. degree in Marketing from Arizona State University and M.B.A. degree in Finance from John F. Kennedy University.

Mr. Zollars was selected to serve on our board of directors because of his experience as a Chief Executive Officer and service on the boards of directors of numerous other companies.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. Our amended and restated certificate of incorporation authorizes ten directors and our board of directors currently consists of nine directors. Pursuant to our existing amended and restated certificate of incorporation and Eighth Amended and Restated Stockholders’ Agreement, or Stockholders’ Agreement, our current directors were elected as follows:

•	Mr. Burkland was elected by the holders of a majority of our common stock to the position designated for our Chief Executive Officer;

•	Ms. Alexy and Mr. Zollars were elected by the holders of a majority of our preferred stock as the unanimous designee of the directors then in office;

•	Messrs. Acosta and DeWalt were elected by the holders of a majority of our common stock and preferred stock, voting as separate classes, as the unanimous designees of the common stock director and the preferred stock directors;

•	Mr. Kertzman was elected by the holders of a majority of our series A-2 preferred stock as the designee of Hummer Winblad Venture Partners V, L.P. or its affiliates;

•	Mr. Wilson was elected by the holders of a majority of our series A-2 preferred stock as the designee of Partech U.S. Partners IV, LLC or its affiliates;

•	Mr. Welsh was elected by the holders of a majority of our series B-2 preferred stock as the designee of Adams Street 2011 Direct Fund, L.P. or its affiliates; and

•	Mr. Das was elected by the holders of a majority of our series D-2 preferred stock as the designee of SAP Ventures Fund I, L.P. or its affiliates.

The provisions of our Stockholders’ Agreement by which our directors are elected will terminate and the provisions of our existing amended and restated certificate of incorporation by which our directors were elected will be amended and restated in connection with this offering. See “Certain Relationships and Related Party Transactions — Stockholders’ Agreement.” After this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal. We may add one or more additional directors to our board of directors prior to the consummation of this offering.

Our amended and restated certificate of incorporation, which will be amended and restated in connection with this offering, will provide that directors may only be removed for cause. To remove a director for cause, 66 2⁄3% of the voting power of the outstanding voting stock must vote as a single class to remove the director at an annual or special meeting. The certificate will also provide that, if a director is removed or if a vacancy occurs due to either an increase in the size of the board or the death, resignation, disqualification or other cause, the vacancy will be filled solely by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum remain.

Classified Board of Directors

We intend to adopt an amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering. Our amended and restated certificate of incorporation will provide that, immediately after the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our board of directors will be designated as follows:

•	Messrs. Das, Kertzman and Wilson will be Class I directors, and their terms will expire at the annual meeting of stockholders to be held in 2015;

•	Messrs. Acosta, DeWalt and Welsh will be Class II directors, and their terms will expire at the annual meeting of stockholders to be held in 2016; and

•	Ms. Alexy and Messrs. Burkland and Zollars will be Class III directors, and their terms will expire at the annual meeting of stockholders to be held in 2017.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control. See “Description of Capital Stock — Anti-takeover Provisions” for a discussion of other anti-takeover provisions found in our amended and restated certificate of incorporation.

Director Independence

Commencing in 2014, our board of directors will review at least annually the independence of each director. During these reviews, the board will consider transactions and relationships between each director (and his or her immediate family and affiliates) and our company and its management to determine whether any such transactions or relationships are inconsistent with a determination that the director is independent. This review will be based primarily on responses of the directors to questions in a directors’ and officers’ questionnaire regarding employment, business, familial, compensation and other relationships with us and our management.

Prior to the consummation of this offering, our board of directors will meet to formally assess the independence of each of our directors. As required by the New York Stock Exchange, or NYSE, our independent directors will meet in regularly scheduled executive sessions at which only independent directors are present. We intend to comply with future governance requirements to the extent they become applicable to us.

Code of Business Conduct and Ethics

In 2013, we adopted a code of business conduct and ethics that is applicable to all of our employees, officers and directors, including our chief executive and senior financial officers. The code of business conduct and ethics will be available on our website at www.five9.com. We expect that any amendment to the code, or any waivers of its requirements, will be disclosed on our website. The inclusion of our website in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Lead Independent Director

Our board of directors has adopted, effective upon the listing of our common stock on the NYSE, corporate governance guidelines. Our corporate governance guidelines provide that one of our independent directors shall serve as our Lead Independent Director at any time when our Chief Executive Officer serves as the Chairman of our board of directors or if the Chairman is not otherwise independent. Our Lead Independent Director will preside over periodic meetings of our independent directors, serve as a liaison between our Chairman and our independent directors and perform such additional duties as our board of directors may otherwise determine and delegate.

Board Committees

Upon consummation of this offering, our board of directors will have three standing committees: an audit committee, a compensation committee and a nominating and governance committee. The composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by our board of directors. The charters for each of our committees will be available on our website upon completion of this offering.

Audit Committee

Our audit committee oversees our accounting and financial reporting process and the audit of our financial statements and assists our board of directors in monitoring our financial systems and legal and regulatory compliance. Our audit committee is responsible for, among other things:

•	appointing, approving the compensation of and assessing the independence of our independent registered public accounting firm;

•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing annually a report by the independent registered public accounting firm regarding the independent registered public accounting firm’s internal quality control procedures and various issues relating thereto;

•	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting with both management and the independent registered public accounting firm;

•	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	periodically reviewing legal compliance matters, including securities trading policies, periodically reviewing significant accounting and other financial risks or exposures to our company and reviewing and, if appropriate, approving all transactions between our company or its subsidiaries and any related party (as described in Item 404 of Regulation S-K);

•	periodically reviewing our code of business conduct and ethics;

•	establishing policies for the hiring of employees and former employees of the independent registered public accounting firm; and

•	reviewing the audit committee report required by SEC rules to be included in our annual proxy statement.

The audit committee has the power to investigate any matter brought to its attention within the scope of its duties and the authority to retain counsel and advisors at our expense to fulfill its responsibilities and duties.

Our audit committee is comprised of         ,          and         , who is the chairperson of the committee. Our board of directors has designated          as an “audit committee financial expert,” as defined under the rules of the SEC implementing Section 407 of the Sarbanes Oxley Act of 2002.

Our board of directors has considered the independence and other characteristics of each member of our audit committee and has concluded that the composition of our audit committee meets the requirements for independence under the current requirements of the SEC rules and regulations. Audit committee members must satisfy additional independence criteria set forth under Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of the Rule 10A-3, an audit committee member may not, other than in his or her capacity as a member of the audit committee, accept consulting, advisory or other fees from us or be an affiliated person of us. Each of the members of our audit committee qualifies as an independent director pursuant to Rule 10A-3.

Compensation Committee

Our compensation committee is responsible for developing and maintaining our compensation strategies and policies. Following the conclusion of this offering, the responsibilities of the compensation committee will include:

•	reviewing and approving our overall executive and director compensation philosophy to support our overall business strategy and objectives;

•	reviewing and approving, or as appropriate, recommending to our board of directors for approval, base salary, cash incentive compensation, equity compensation and severance rights for our executive officers;

•	administering our broad-based equity incentive plans, including the granting of stock awards and determination of offerings under our employee stock purchase plan;

•	overseeing the management continuity and succession planning process (except as otherwise within the scope of our nominating and governance committee) with respect to our officers;

•	preparing any report on executive compensation required by the applicable rules and regulations of the SEC and other regulatory bodies; and

•	managing such other matters that are specifically delegated to our compensation committee by applicable law or by the board of directors from time to time.

The compensation committee also has the power to investigate any matter brought to its attention within the scope of its duties and authority to retain counsel and advisors at our expense to fulfill its responsibilities and duties.

Our compensation committee is currently comprised of         ,          and         , who is the chairperson of the committee. Prior to the consummation of this offering, our board of directors will meet to formally assess the independence of each of the members of the compensation committee, including for purposes of the applicable rules of the NYSE, the “non-employee director” standard within the meaning of Rule 16b-3(d)(3) promulgated under the Exchange Act, and the “outside director” standard within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code.

Nominating and Governance Committee

Our nominating and governance committee, or nominating committee, will oversee and assist our board of directors in reviewing and recommending corporate governance policies and nominees for election to our board of directors and its committees. The nominating committee will be responsible for, among other things:

•	assessing, developing and communicating with our board of directors concerning the appropriate criteria for nominating and appointing directors, including the size and composition of the board of directors, corporate governance policies, applicable listing standards, laws, rules and regulations, our nominating policy and other factors considered appropriate by our board of directors;

•	identifying and recommending to our board of directors the director nominees for annual and special meetings of our stockholders, or to fill a vacancy on the board of directors, in each case in accordance with the nominating policy;

•	having sole authority to retain and terminate any search firm used to identify director candidates and approve the search firm’s fees and other retention terms;

•	if and when requested by our board of directors, assessing and recommending to the board the composition of each of its committees;

•	reviewing, as necessary, any executive officer’s request to accept a directorship position with another company;

•	developing, assessing and making recommendations to our board of directors concerning corporate governance matters, including appropriate revisions to our amended and restated certificate of incorporation, amended and restated bylaws, corporate governance policies, committee charters and nominating policy;

•	overseeing an annual evaluation of our board of directors, its committees and each director and management;

•	developing with management and monitoring the process of orienting new directors and continuing education for all directors; and

•	regularly reporting its activities and any recommendations to our board of directors.

The nominating committee will also have the power to investigate any matter brought to its attention within the scope of its duties. It will also have the authority to retain counsel and advisors at our expense for any matters related to the fulfillment of its responsibilities and duties.

Our nominating committee will be comprised of         ,          and         , who will be the chairperson of the committee. Each of the nominating committee members will meet the independence requirements set forth in the rules of the NYSE.

Other Committees

Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Compensation Committee Interlocks and Insider Participation

Messrs. Kertzman and Welsh served as members of our compensation committee during 2013. None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or compensation committee.

Limitations of Liability and Indemnification of Directors and Officers

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses that such officer or director has actually and reasonably incurred. Our current amended and restated certificate of incorporation and amended and restated bylaws provide for the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

Our amended and restated certificate of incorporation and amended and restated bylaws include such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by us upon delivery to us of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by us.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

We expect to adopt a new amended and restated certificate of incorporation and new amended and restated bylaws, which will become effective immediately prior to the completion of this offering and which will contain similar provisions that limit the liability of our directors and officers.

Non-Employee Director Compensation

Prior to this offering, we did not have a formal policy with respect to compensation payable to our non-employee directors for service as directors. Our non-employee directors do not currently receive, and did not receive in 2013, any cash compensation for their service on our board of directors and committees of our board of directors. From time to time, we have granted stock options to certain non-employee directors for their service on our board of directors. We also reimbursed our directors for expenses associated with attending meetings of our board of directors and committees of our board of directors.

The following table provides information regarding the total compensation that was granted to each of our directors who was not serving as an executive officer in 2013.

Name(1)	Option Awards(2)	Total
Jack Acosta(3)	$—	$—
Kimberly Alexy(4)	742,000	742,000
Jayendra Das	—	—
David DeWalt(5)	—	—
Mitchell Kertzman	—	—
David Welsh	—	—
Tim Wilson	—	—
Robert Zollars(6)	885,000	885,000

(1)	Ms. Alexy was appointed to our board of directors in October 2013 and Mr. Zollars was appointed to our board of directors in December 2013.

(2)	Amounts listed in this column represent the fair value of the awards computed in accordance with FASB ASC Topic 718 as of the grant date excluding estimates of forfeitures multiplied by the number of shares. See Note 6 to the notes to our consolidated financial statements for a discussion of assumptions made in determining the grant date fair value.

(3)	As of December 31, 2013, Mr. Acosta had options to purchase a total of 450,000 shares of our common stock. These options vest in 48 successive equal monthly installments, subject to continued service through each such date. 300,000 of these options were vested as of December 31, 2013.

(4)	On October 28, 2013, Ms. Alexy was granted an option to purchase a total of 350,000 shares of our common stock. As of December 31, 2013, Ms. Alexy had options to purchase a total of 350,000 shares of our common stock. These options vest in 48 successive equal monthly installments, subject to continued service through each such date. 14,583 of these options were vested as December 31, 2013.

(5)	As of December 31, 2013, Mr. DeWalt had options to purchase a total of 1,061,600 shares of our common stock. These options vest over four years as follows: 25% of the shares vest one year following the vesting commencement date, with the remaining 75% of the shares vesting in equal monthly installments over the next three years, subject to continued service through each such date. 442,333 of these options were vested as of December 31, 2013.

(6)	On December 18, 2013, Mr. Zollars was granted an option to purchase a total of 350,000 shares of our common stock. As of December 31, 2013, Mr. Zollars had options to purchase a total of 350,000 shares of our common stock. These options vest in 48 successive equal monthly installments, subject to continued service through each such date. None of these options were vested as of December 31, 2013.

Directors who are also our employees receive no additional compensation for their service as directors. During 2013, Mr. Burkland, one of our directors, was an employee. See “Executive Compensation” for additional information about his compensation.

In connection with this offering, our board of directors has approved a non-employee director compensation policy. Each of our non-employee directors will receive the following compensation for his or her service on our board of directors from and after this offering.

Annual Cash Compensation.    Cash compensation amounts are payable in equal quarterly installments, in arrears on the last day of each fiscal quarter in which the service occurred.

•	Annual Board Service Retainer:

¡	All Directors: $30,000

•	Annual Chair Service Fee:

¡	Chairman/Lead Director of the Board: $15,000

¡	Chairman of the Audit Committee: $17,000

¡	Chairman of the Compensation Committee: $10,000

¡	Chairman of the Nominating & Corporate Governance Committee: $5,000

•	Annual Committee Member (non-Chair) Service Fee:

¡	Audit Committee: $7,000

¡	Compensation Committee: $5,000

¡	Nominating & Corporate Governance Committee: $3,000

Equity Compensation.    Our non-employee directors will be granted equity awards as described below, under our 2014 Equity Incentive Plan, or our 2014 Plan, subject to the limitation in our 2014 Plan on the number of awards that can be granted in a calendar year to any one individual or director. All unvested outstanding stock awards granted under this policy will become fully vested as of immediately prior to a Change in Control (as defined in our 2014 Plan).

•	IPO RSU Grant: On the date we price our common stock for sale in this offering, each director will be granted a restricted stock unit, or RSU, for a number of shares equal to (i) $175,000, divided by (ii) the price at which a share of our common stock is offered to the public in this offering, rounded down for any partial share (the “IPO Grant”). The IPO Grant will vest in full in one installment on the first anniversary of this offering.

•	New Director RSU Grant: For any individual who first becomes a director after this offering (other than as a result of an employee director transitioning to become a non-employee director), on the third business day after the date on which the director joins the board of directors, he or she will be granted an RSU for a number of shares equal to (i) $300,000, divided by (ii) the Fair Market Value (as defined in our 2014 Plan) of a share of our common stock on the date of grant, rounded down for any partial share (the “New Director Grant”). The New Director Grant will vest in three (3) equal annual installments.

•	Annual RSU Grant: Commencing in 2015, on the date of each annual meeting of our stockholders at which directors are regularly elected (each, an “Annual Meeting”), each director who has been a director for at least six (6) months will be granted an RSU for a number of shares equal to (i) $175,000, divided by (ii) the Fair Market Value, rounded down for any partial share (the “Annual Grant”). The Annual Grant will vest in full in one installment on the earlier to occur of (i) the first anniversary of the grant date, and (ii) immediately prior to our next succeeding Annual Meeting.

EXECUTIVE COMPENSATION

This section describes the material elements of compensation awarded to, earned by or paid to our Chief Executive Officer and the two other most highly compensated individuals who served as our executive officers during the year ended December 31, 2013, or fiscal 2013. These individuals are listed in the “2013 Summary Compensation Table” below and are referred to as the named executive officers in this prospectus.

2013 Summary Compensation Table

Name & Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)		Total Compensation ($)
Michael Burkland, Chief Executive Officer	2013 2012	$366,212 341,295	$49,462 41,344	$3,281,114 —	$89,684 134,849	$	— —	$3,786,473 517,489

Barry Zwarenstein, Chief Financial Officer	2013 2012	307,285 252,778		860,310 214,208	93,996 74,184		— 31,101	1,261,591 572,270

Moni Manor, Executive Vice President of Products(5)	2013	120,762		3,173,658	30,549		—	3,324,968

(1)	Represents discretionary cash bonuses approved by our board of directors.

(2)	The dollar amounts in this column represent the compensation cost for fiscal 2012 of stock option awards granted in fiscal 2012. These amounts have been calculated in accordance with FASB ASC Topic 718. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. See Note 6 to the notes to our consolidated financial statements for a discussion of assumptions made in determining the grant date fair value.

(3)	The shares underlying these options vest over four years as follows: 25% of the shares vest one year following the vesting commencement date, with the remaining 75% of the shares vesting in equal monthly installments over the next three years.

(4)	Amounts in this column represent amounts earned based on achievement of corporate and individual performance goals selected by our board of directors for fiscal 2013. Under our bonus program, as described in more detail below under “— Non-Equity Incentive Plan Compensation,” performance is measured on a quarterly basis.

(5)	Mr. Manor joined the Company on July 25, 2013 as Executive Vice President of Products.

2013 Equity Grants

On August 1, 2013, our board of directors granted Mr. Manor 1,629,334 stock options at an exercise price of $1.67 per share that vest as to 25% of the total options on July 25, 2014, with 75% of the total options vesting in equal monthly installments over the following three years. In November 2013, our board of directors amended Mr. Manor’s grant to allow for the early exercise of 59,880 of these options. On November 22, 2013, our board of directors granted our named executive officers stock options at an exercise price of $2.37 per share that vest ratably on a monthly basis over 4 years as follows: Mr. Burkland - 1,006,000 options; Mr. Zwarenstein - 363,000 options; and Mr. Manor - 191,000 options. Each option has a term of 10 years.

Executive Employment Arrangements

Michael Burkland

On January 1, 2012, we entered into an employment agreement with Michael Burkland, our Chief Executive Officer and President. Effective November 22, 2013, Mr. Burkland’s base salary is $444,357 and he is eligible to earn an annual bonus with a target amount of $239,268. Mr. Burkland is also eligible to be granted awards from our equity incentive plans. Our employment agreement with Mr. Burkland provides for an initial term of one year that is automatically renewed for additional one year terms. Mr. Burkland is an at-will employee under the employment agreement. Mr. Burkland’s employment agreement also provides that he will serve as a member of our board of directors during the term of the agreement.

If Mr. Burkland’s employment is terminated by us without cause or by him for good reason, then, subject to his entering into a release of claims, Mr. Burkland will receive his then-current base salary as severance for a period of 12 months following the termination. In the event of a change in control, if more than 50% of any of his options are then-outstanding and unvested, the vesting of those options shall accelerate such that (after giving effect to such acceleration and taking into account any portion of those options that had theretofore become vested and exercisable) those options shall become vested and exercisable as of the change in control date with respect to 50% of the total number of shares subject to those options. If, within 12 months following the change in control date, Mr. Burkland is terminated for any reason other than for cause or Mr. Burkland resigns for good reason prior to this offering, then, in addition to the salary continuation benefit, his options will become immediately vested and exercisable with respect to 50% of the shares covered by the then-outstanding and unvested portion of those options. See “—Potential Payments upon Termination or Change in Control” for a description of his severance rights after this offering.

Barry Zwarenstein

On November 15, 2011, we entered into an offer letter with Barry Zwarenstein, our Chief Financial Officer, which was amended on March 19, 2012. Effective November 22, 2013, Mr. Zwarenstein’s base salary is $304,095 and he is eligible to earn an annual bonus with a target amount of $128,655. Mr. Zwarenstein is also eligible to be granted awards from our equity incentive plans. Our offer letter with Mr. Zwarenstein has no specific term. Mr. Zwarenstein is an at-will employee under the offer letter.

If Mr. Zwarenstein’s employment is terminated by us without cause or by him due to a constructive termination prior to this offering, then, subject to his entering into a release of claims, Mr. Zwarenstein will receive his then-current base salary as severance for a period of 6 months following the termination. During this period, we will pay for the continuation of Mr. Zwarenstein’s health benefits. If, within 12 months following a change in control, Mr. Zwarenstein is terminated for any reason other than for cause or Mr. Zwarenstein resigns due to a constructive termination prior to this offering, then the options granted pursuant to the offer letter will become immediately vested and exercisable with respect to 50% of the shares covered by the then-outstanding and unvested portion of those options. See “—Potential Payments upon Termination or Change in Control” for a description of his severance rights after this offering.

Moni Manor

On July 20, 2013, we entered into an offer letter with Moni Manor, our Executive Vice President of Products. Effective November 22, 2013, Mr. Manor’s base salary is $283,214 and he is eligible to earn an annual bonus with a target amount of $113,285. Mr. Manor is also eligible to be granted awards from our equity incentive plans. Our offer letter to Mr. Manor has no specific term. Mr. Manor is an at-will employee under the offer letter.

If Mr. Manor’s employment is terminated by us without cause or by him due to a constructive termination prior to this offering, then, subject to his entering into a release of claims, Mr. Manor will receive his then-current base salary as severance for a period of 6 months following the termination. During this period, we will pay for the continuation of Mr. Manor’s health benefits. In the event of a change in control during Mr. Manor’s employment with us, the options granted pursuant to the offer letter shall immediately become vested and exercisable with respect to 25% of the shares covered by the then-outstanding and unvested portion of those options. If, within 18 months following a change in control, Mr. Manor is terminated for any reason other than for cause or Mr. Manor resigns due to a constructive termination prior to this offering, then the options granted pursuant to the offer letter will become immediately vested and exercisable with respect to 25% of the shares covered by the then-outstanding and unvested portion of those options. See “—Potential Payments upon Termination or Change in Control” for a description of his severance rights after this offering.

Definitions of Terms

For purposes of the employment agreement and offer letters described above, “cause” means: (i) fraud, embezzlement, willful misconduct or a material violation of law that is materially detrimental to the Company or any of its affiliates; (ii) gross negligence with respect to the Company or any of its affiliates that causes material harm to the Company or any affiliate; (iii) conviction or plea of guilty or nolo contendere for a felony or a crime of moral turpitude that causes material harm to the Company’s reputation; or (iv) a material breach of any provision of (A) the employment agreement or offer letter, as applicable, (B) with respect to Mr. Burkland’s employment agreement, the agreement regarding confidential information, intellectual property and non-solicitation to which he is a party or (C) any provision of the Company’s code of conduct that is applicable to employees; provided, however, that if a cure is reasonably possible in the circumstances, that at least 15 days’ advance written notice of such breach has been provided to the employee and the employee fails to cure such breach within such 15-day period.

For purposes of the employment agreement and offer letters described above, “good reason” or “constructive termination” means a material default by the Company in the performance of its obligations under the employment agreement or offer letter, as applicable, not corrected within 30 days of receipt of written notice from the employee of the occurrence of such default, which notice shall specifically set forth the nature of such default. Material default shall include, without limitation: (i) the assignment of any duties inconsistent (except in the nature of a promotion) with the employee’s designated position or a material adverse alteration in the nature or status of the employee’s responsibilities (or, in the case of Mr. Burkland’s employment agreement, the conditions of the engagement); (ii) the Company’s failure to pay any of the compensation that has become due and payable to the employee under the employment agreement or offer letter, as applicable; and (iii) a relocation by the Company of the employee’s principal office more than thirty-five miles from Pleasanton, California (or, in the case of Mr. Burkland’s employment agreement and Mr. Manor’s offer letter, San Ramon, California) or more than fifty miles from Mountain View, CA (in the case of Mr. Manor’s offer letter) without the employee’s prior written consent.

For purposes of the employment agreement and offer letters described above, “change in control” means: (i) an acquisition of the Company by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation, or sale of more than 50% of the outstanding voting stock of the Company); or (ii) a sale of all or substantially all of the assets of the Company, so long as, in either case, the Company’s stockholders of record immediately prior to such event will, immediately after such event, hold less than 50% of the voting power of the surviving or acquiring entity.

Non-Equity Incentive Plan Compensation

The 2013 Bonus Plan provided for bonus payments to eligible employees on a quarterly basis based upon each eligible employee’s target base bonus amount, or Bonus Target Payout and a weighting of our achievement of financial performance objectives, or Corporate Objectives, and individual personal objectives, or Personal Objectives, determined at the beginning of the year by our board of directors.

The bonus pool for Corporate Objectives was funded based on our achievement against quarterly targets of: (i) an 80% weighting of a revenue target (“Revenue Target”) and (ii) a 20% weighting of a normalized cash flow target (“Normalized Cash Flow Target”). For the bonuses to fund under the Revenue Target for a given quarter, we had to achieve at least 90% of the quarterly revenue target. Upon reaching the 90% level, we would fund 70% of the bonus pool, with funding of the pool scaling upwards to a maximum of 130% of the bonus pool if we achieved 110% of our Revenue Target. For bonus payout under our Normalized Cash Flow Target, we had to achieve a quarterly normalized cash flow target as determined by the board of directors. The quarterly Normalized Cash Flow Target is considered to have been met if normalized cash flow for the quarter is within $100,000 of the target or higher.

Up to 50% of an employee’s bonus payments were based on Personal Objectives tailored to each executive which included certain strategic business goals that are established and measured quarterly.

The target bonuses for 2013 were $196,607, $116,145, and $48,016 for Messrs. Burkland, Zwarenstein and Manor, respectively. The total cash incentive payments paid to our named executive officers for fiscal 2013 are described in the “Non-Equity Incentive Compensation” column of the 2013 Summary Compensation Table.

Perquisites

We generally do not provide special employee benefits for our named executive officers. Currently, we offer a limited lodging allowance to certain officers who would otherwise have long daily commutes to increase the time these executives have to focus on their responsibilities to us. We believe the benefit to us outweighs the cost to us.

Outstanding Equity Awards at Fiscal Year End for 2013

The following table sets forth information regarding outstanding stock options held by our named executive officers as of December 31, 2013.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Michael Burkland(1)	3,425,986	—	0.03	May 20, 2018
Michael Burkland(2)	672,758	249,882	0.13	April 29, 2021
Michael Burkland(3)	169,866	571,369	1.21	January 25, 2023
Michael Burkland(4)	20,958	985,042	2.37	November 22, 2023
Barry Zwarenstein(5)	—	837,783	0.24	April 27, 2022
Barry Zwarenstein(6)	7,562	355,438	2.37	November 22, 2023
Moni Manor(7)	—	1,569,454	1.67	August 1, 2023
Moni Manor(8)	3,979	187,021	2.37	November 22, 2023

(1)	These options vested as to 1/4th of the total options on the one-year anniversary of January 24, 2008, with 1/48th of the total options vesting monthly thereafter. All of these options were vested as of December 31, 2013.

(2)	These options vest, subject to Mr. Burkland’s continued role as a service provider to us, with 1/48th of the total options vesting monthly from January 1, 2011. 249,882 of these options were unvested as of December 31, 2013.

(3)	These options vest, subject to Mr. Burkland’s continued role as a service provider to us, with 1/48th of the total options vesting monthly from January 25, 2013. 571,369 of these options were unvested as of December 31, 2013.

(4)	These options vest, subject to Mr. Burkland’s continued role as a service provider to us, with 1/48th of the total options vesting monthly from November 22, 2013. 985,042 of these options were unvested as of December 31, 2013.

(5)	These options vest, subject to Mr. Zwarenstein’s continued role as a service provider to us, as to 1/4th of the total options on the one-year anniversary of January 11, 2012, with 1/48th of the total options vesting monthly thereafter. 837,783 of the shares underlying these options were unvested as of December 31, 2013.

(6)	These options vest, subject to Mr. Zwarenstein’s continued role as a service provider to us, with 1/48th of the total options vesting monthly from November 22, 2013. 355,438 of these options were unvested as of December 31, 2013.

(7)	These options vest, subject to Mr. Manor’s continued role as a service provider to us, as to 1/4th of the total options on the one-year anniversary of July 25, 2013, with 1/48th of the total options vesting monthly thereafter. In November 2013, our board of directors amended Mr. Manor’s grant to allow for the early exercise of 59,880 of these options. 1,569,454 of these options were unvested as of December 31, 2013.

(8)	These options vest, subject to Mr. Manor’s continued role as a service provider to us, with 1/48th of the total options vesting monthly from November 22, 2013. 187,021 of these options were unvested as of December 31, 2013.

Potential Payments upon Termination or Change in Control

In connection with this offering, our board of directors has approved the Key Employee Severance Benefit Plan (the “Severance Plan”) to provide consistency in severance benefit rights for our executive officers. Severance is conditioned on signing an effective release of claims and compliance with on-going confidentiality and proprietary information obligations.

Under the Severance Plan, we will provide as severance benefits to each executive officer who is subject to an involuntary termination without cause: (1) a lump sum cash payment of the number of months of base salary determined based on the officer’s position, and (2) payment of the premiums for continued post-termination health insurance coverage for up to the same number of months. Benefits are 12 months for our Chief Executive Officer, nine months for our Chief Financial Officer, and six months for our other executive officers.

In addition, under the Severance Plan, if the executive officer’s employment is terminated in connection with a change in control, we will provide as severance benefits to each executive officer who is subject to either an involuntary termination without cause or resignation for good reason: (1) a lump sum cash payment of the number of months of base salary determined based on the officer’s position, (2) payment of the premiums for continued post-termination health insurance coverage for up to the same number of months, (3) pro-rated target cash incentive bonus for the year of termination, and (4) 100% vesting of then outstanding unvested equity awards. Benefits are 18 months for our Chief Executive Officer, 15 months for our Chief Financial Officer, and 12 months for our other executive officers.

If an executive officer has rights under an existing offer letter or equity award agreement providing for a greater number of months of benefits or greater percentage of accelerated vesting, those incremental benefits will be incorporated into that individual’s rights under the Severance Plan, to avoid duplication of benefits. The Severance Plan provides for “better after tax” treatment if payments would be “parachute payments” for purposes of Section 280G of the Code – that is, the payment will be paid in full, or reduced, whichever results in the greater after tax benefit after taking into account all taxes including the excise tax under Section 4999 of the Code.

Employee Benefit and Stock Plans

Amended and Restated 2004 Equity Incentive Plan, as Amended

Our board of directors and stockholders originally adopted our 2004 Plan in June 2004. Our 2004 Plan was last amended and restated in June 2012, and was most recently amended in November 2013. Our 2004 Plan allows for the grant of incentive stock options to our employees and to our parent and subsidiary corporations’ employees, and for the grant of nonqualified stock options, restricted stock awards and stock bonus awards to employees, officers, directors and consultants of ours and our parent and subsidiary corporations.

We expect to terminate our 2004 Plan on the effectiveness of this offering and, accordingly, no shares will be available for issuance pursuant to new awards under the 2004 Plan following the completion of this offering. We expect that any shares subject to the available share reserve of the 2004 Plan at that time will become available for grant under the 2014 Plan that we expect to adopt in connection with this offering, and that any shares that would otherwise return to the 2004 Plan after the offering will instead return to the 2014 Plan.

Authorized Shares.    The maximum share reserve under our 2004 Plan was 47,531,331 shares as of January 31, 2014. As of January 31, 2014, under our 2004 Plan, 1,362,902 shares were available for issuance in the form of stock options or stock awards, options to purchase 29,554,972 shares of our common stock remained outstanding at a weighted average exercise price of approximately $0.84 per share and, as of January 31, 2014, we retained repurchase rights over unvested equity awards covering 59,800 unvested shares of our common stock at a repurchase price of $1.67 per share. Currently, shares subject to stock awards granted under our 2004 Plan (i) that expire or terminate without being exercised in full, (ii) that are forfeited under an award, or (iii) that are subject to an award that otherwise terminates without shares being issued, will return to the 2004 Plan share reserve for future grant.

Plan Administration.    Our board of directors currently administers our 2004 Plan. Subject to the provisions of our 2004 Plan, the administrator has the power to interpret and administer our 2004 Plan and any award agreement and to determine the terms of awards, including the recipients, the number of shares subject to each award, the exercise price (if any), the vesting schedule, and to make all other determinations necessary or advisable for the administration of our 2004 Plan. The administrator may, at any time, authorize the issuance of new awards in substitution for outstanding awards or the cashing out or net settlement of awards, and may also reduce the exercise price of options to a price not below the fair market value on the date of the repricing.

Options.    Stock options may be granted under our 2004 Plan. The exercise price per share of all options must equal at least 100% of the fair market value per share of our common stock on the date of grant. The term of an option may not exceed ten years. An incentive stock option granted to a participant who owns more than 10% of the total combined voting power of all classes of our stock on the date of grant, or any parent or subsidiary corporations, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value per share of our common stock on the date of grant. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, cancellation of indebtedness, surrender of previously acquired shares or through a same day sale mechanism. After a participant’s termination of service, the participant generally may exercise his or her options, to the extent vested as of such date of termination, for three months after termination. If termination is due to death or disability, the participant may generally exercise his or her options, to the extent then-vested, for twelve months after termination. However, in no event may an option be exercised later than the expiration of its term.

Restricted Stock and Stock Bonuses.    Restricted stock and stock bonuses may be granted under our 2004 Plan. Restricted stock awards and stock bonus awards are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares subject to these awards will vest, and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator.

Transferability or Assignability of Awards.    Our 2004 Plan generally does not allow for the transfer or assignment of awards, other than by will or the laws of descent and distribution.

Certain Adjustments.    In the event of certain changes in our capitalization, the exercise prices of and number of shares subject to outstanding options and purchase price of and numbers of shares subject to outstanding awards will be proportionately adjusted, subject to any required action by our board of directors or stockholders. The available share reserve and the limit on the number of incentive stock options that may be granted under the 2004 Plan will also be proportionately adjusted.

Merger or Change in Control.    Our 2004 Plan provides that in connection with a merger involving a substantial change in ownership, a dissolution or liquidation, a sale of all assets, or other “corporate transaction” as defined under the incentive stock option rules, each outstanding award may be assumed, replaced or substituted for an equivalent award. If awards are not assumed, replaced or substituted for, then outstanding awards will then generally terminate on the closing of the corporate transaction. For awards granted to persons who were providing services on or before February 23, 2010, the awards that are not assumed, replaced or substituted for will become fully vested immediately prior to the closing.

Amendment; Termination.    Our board of directors may amend our 2004 Plan at any time, provided that such amendment does not impair the rights under outstanding awards without the participant’s written consent. As noted above, upon completion of this offering, we expect to terminate our 2004 Plan, in which case no further awards will be granted under our 2004 Plan, although all outstanding awards will continue to be governed by their existing terms.

2014 Equity Incentive Plan

We anticipate our board of directors adopting our 2014 Plan in connection with this offering so that the 2014 Plan will become effective immediately upon the signing of the underwriting agreement for this offering. The 2014 Plan will terminate on                 , 2024, unless sooner terminated by our board of directors. The 2014 Plan will provide for the grant of incentive stock options to our employees and non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based stock awards, performance-based cash awards and other forms of equity compensation to our employees, directors and consultants. Additionally, our 2014 Plan will provide for the grant of performance cash awards to our employees, directors and consultants.

The discussion below summarizes the terms of the proposed 2014 Plan.

Authorized shares.    The maximum number of shares of our common stock that may be issued under our 2014 Plan will consist of (i) an initial share reserve of              shares of our common stock, (ii) the shares of our common stock remaining available for issuance under the 2004 Plan on the date of this offering and not subject to outstanding awards under the 2004 Plan and (iii) the shares of our common stock subject to awards granted under the 2004 Plan that expire or terminate for any reason prior to exercise or settlement, are forfeited because of the failure to vest in those shares or are otherwise reacquired or withheld to satisfy a tax withholding obligation in connection with such awards if, as and when such shares are subject to such events, which aggregate number of shares will not exceed             shares, with such shares subject to adjustment to reflect any split of our common stock. Additionally, the number of shares of our common stock reserved for issuance under our 2014 Plan will automatically increase on January 1 of each year, beginning on January 1, 2015 and ending on and including January 1, 2024, by 5% of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors. The maximum number of shares that may be issued upon the exercise of incentive stock options under our 2014 Plan is             (subject to adjustment to reflect any split of our common stock). Shares issued under our 2014 Plan include authorized but unissued or reacquired shares of our common stock. Shares subject to stock awards granted under our 2014 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, do not reduce the number of shares available for issuance under our 2014 Plan. Additionally, shares issued pursuant to stock awards under our 2014 Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award, become available for future grant under our 2014 Plan.

Plan administration.    Our board of directors, or a duly authorized committee of our board of directors, will administer our 2014 Plan and is referred to as the administrator. The administrator may also delegate to one or more of our officers the authority to (i) designate employees (other than officers) to receive specified stock awards and (ii) determine the number of shares of our common stock to be subject to such stock awards. Subject to the terms of our 2014 Plan, the administrator has the authority to determine the terms of awards, including recipients, the exercise, purchase or strike price of stock awards, if any, the number of shares subject to each stock award, the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration and the form of consideration, if any, payable upon exercise or settlement of the award and the terms of the award agreements.

The administrator has the power to modify outstanding awards under our 2014 Plan. The administrator has the authority to reprice any outstanding option or stock appreciation right, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Section 162(m) limits.    At such time as necessary for compliance with Section 162(m) of the Code, no participant may be granted stock awards covering more than 2,000,000 shares of our common stock (subject to adjustment to reflect any split of our common stock) under our 2014 Plan during any calendar year pursuant to stock options, stock appreciation rights and other stock awards whose value is determined by reference to an increase over an exercise price or strike price of at least 100% of the fair market value of our common stock on the date of grant. Additionally, no participant may be granted in a calendar year a performance stock award covering more than 2,000,000 shares of our common stock (subject to adjustment to reflect any split of our common stock) or a performance cash award having a maximum value in excess of $3,000,000 under our 2014 Plan. These limitations are intended to give us the flexibility to grant compensation that will not be subject to the $1,000,000 annual limitation on the income tax deductibility imposed by Section 162(m) of the Code.

Performance awards.    We believe our 2014 Plan will permit the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility imposed by Section 162(m) of the Code. Our compensation committee may structure awards so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. However, we retain the discretion to grant awards under the 2014 Plan that may not qualify for full deductibility.

Our compensation committee may establish performance goals by selecting from one or more performance criteria, including:

•	earnings (including earnings per share and net earnings)

•	earnings before interest, taxes and depreciation

•	earnings before interest, taxes, depreciation and amortization

•	earnings before interest, taxes, depreciation, amortization and legal settlements

•	earnings before interest, taxes, depreciation, amortization, legal settlements and other income (expense)

•	earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense) and stock-based compensation

•	earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense), stock-based compensation, changes in deferred revenue and acquisition deal costs

•	total stockholder return, either absolutely or relative to an index

•	return on equity or average stockholder’s equity

•	return on assets, investment, or capital employed

•	stock price

•	margin (including gross margin)

•	income (before or after taxes)

•	operating income

•	operating income after taxes

•	pre-tax profit

•	sales or revenue targets

•	increases in revenue or components of revenue

•	expenses and cost reduction goals

•	improvement in or attainment of working capital levels

•	economic value added (or an equivalent metric)

•	market share

•	cash flow, operating cash flow, cash flow per share, free cash flow (operating cash flow less capital expenditures and capitalized software), or normalized cash flow (EBITDA less debt service)

•	share price performance, either absolutely or relative to an index

•	debt reduction

•	employee retention

•	stockholders’ equity

•	capital expenditures

•	debt levels

•	operating profit or net operating profit

•	workforce diversity

•	growth of net income or operating income

•	billings

•	bookings

•	to the extent that an award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by the board of directors.

Corporate transactions.    Our 2014 Plan provides that in the event of certain specified significant corporate transactions, as defined under our 2014 Plan, each outstanding award will be treated as the administrator determines. The administrator may (i) arrange for the assumption, continuation or substitution of a stock award by a successor corporation, (ii) arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation, (iii) accelerate the vesting, in whole or in part, of the stock award and provide for its termination prior to the transaction and arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us or (iv) cancel the stock award prior to the transaction in exchange for a cash payment, if any, determined by our board of directors. The plan administrator is not obligated to treat all stock awards or portions of stock awards, even those that are of the same type, in the same manner.

Plan amendment or termination.    Our board of directors will have the authority to amend, suspend or terminate our 2014 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. No incentive stock options may be granted after the tenth anniversary of the date our board of directors adopts our 2014 Plan.

2014 Employee Stock Purchase Plan

Prior to the effectiveness of this offering, our board of directors intends to adopt our 2014 Employee Stock Purchase Plan, or the ESPP, and we expect our stockholders will approve it prior to the completion of this offering. The ESPP will become effective in connection with the completion of this offering.

Authorized Shares.    The maximum aggregate number of shares of our common stock that will be made available for issuance under our ESPP is             shares (subject to adjustment to reflect any split of our common stock). Additionally, our ESPP provides that the number of shares of our common stock reserved for issuance under our ESPP will increase automatically each year, beginning on January 1, 2015 and continuing through and including January 1, 2024, by the lesser of (i)     % of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year; (ii)             shares of common stock (subject to adjustment to reflect any split of our common stock); or (iii) such lesser number as determined by our board of directors. Shares subject to purchase rights granted under our ESPP that terminate without having been exercised in full will not reduce the number of shares available for issuance under our ESPP.

Plan Administration.    Our board of directors, or a duly authorized committee of our board of directors, will administer our ESPP. Our board of directors and/or our compensation committee, that is, the administrator, may approve offerings with a duration of not more than 27 months and may specify one or more shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for the employees who are participating in the offering. The administrator, in its discretion, will determine the terms of offerings under our ESPP, including determining which of our designated affiliates will be eligible to participate in the Code Section 423 component of our ESPP and which of our designated affiliates will be eligible to participate in the non-Code Section 423 component of our ESPP.

Payroll Deductions.    Our ESPP will permit participants to purchase shares of our common stock through payroll deductions or other methods with up to 15% of their earnings. The purchase price of the shares will be not less than 85% of the lower of the fair market value of our common stock on the first day of an offering or on the date of purchase.

Eligibility.    Our employees, including executive officers, may have to satisfy one or more of the following service requirements before participating in our ESPP, as determined by the administrator: (i) customary employment for more than 20 hours per week and more than five months per calendar year or (ii) continuous employment for a minimum period of time, not to exceed two years. An employee may not be granted rights to purchase stock under our ESPP if such employee (i) immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of our common stock or (ii) holds rights to purchase stock under our ESPP that would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year that the rights remain outstanding. Under our ESPP, we may grant purchase rights that do not meet the requirements of an employee stock purchase plan because of deviations necessary to permit participation by employees who are foreign nationals or employed outside of the United States, as required by applicable foreign laws.

Non-Transferability.    A participant may not transfer purchase rights under our ESPP other than by will, the laws of descent and distribution or as otherwise provided under our ESPP.

Merger or Change in Control.    In the event of a specified corporate transaction, such as a merger or change in control, a successor corporation may assume, continue or substitute each outstanding purchase right. If the successor corporation does not assume, continue or substitute for the outstanding purchase rights, the offering in progress may be shortened and a new exercise date will be set, so that the participants’ purchase rights can be exercised and terminate immediately thereafter.

Termination.    Our ESPP will remain in effect until terminated by the administrator in accordance with the terms of the ESPP. Our board of directors has the authority to amend, suspend or terminate our ESPP, at any time and for any reason.

401(k) Plan

We have a 401(k) plan to provide tax deferred salary deductions for all eligible employees. Participants may make voluntary contributions to the 401(k) plan, limited by certain Internal Revenue Service restrictions. We are responsible for the administrative costs of the 401(k), and we do not match employee contributions.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions that occurred on or after January 1, 2010 to which we were a party in which the amount involved exceeded $120,000 and in which any of our executive officers, directors or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest. We believe the terms of the transactions described below were comparable to terms we could have obtained in arm’s-length dealings with unrelated third parties.

Private Placements

Series B-2 Preferred Stock Financing

In January 2011, we sold an aggregate of 18,565,794 shares of series B-2 preferred stock at a per share purchase price of $0.4309 pursuant to a stock purchase agreement. Purchasers of the series B-2 preferred stock included venture capital funds that held 5% or more of our capital stock and were represented on our board of directors. The following table summarizes the purchases of series B-2 preferred stock by such investors:

Stockholder	Shares of series B-2 preferred stock	Total Purchase Price
Entities affiliated with Partech Ventures(1)	1,160,363	$500,000
Hummer Winblad Venture Partners V, L.P.(2)	1,160,363	$500,000

(1)	Shares were purchased by the following affiliates of Partech Ventures, whose shares are aggregated for purposes of reporting stock ownership: Partech U.S. Partners IV LLC, Partech International Growth Capital I LLC, Partech International Growth Capital II LLC, Partech International Growth Capital III LLC, AXA Growth Capital II LP, 45th Parallel LLC and PAR SF II, LLC. Tim Wilson, a member of our board of directors, was a Partner of Partech International, LLC, a venture capital firm, at the time of this purchase.

(2)	Mitchell Kertzman, a member of our board of directors, is a managing director of the general partner of the purchaser.

Series C-2 Preferred Stock Financing

In April 2012, we sold an aggregate of 12,903,226 shares of series C-2 preferred stock at a per share purchase price of $0.9300 pursuant to a stock purchase agreement. Purchasers of the series C-2 preferred stock included venture capital funds that held 5% or more of our capital stock and were represented on our board of directors. The following table summarizes the purchases of series C-2 preferred stock by such investors:

Stockholder	Shares of series C-2 preferred stock	Total Purchase Price
Entities affiliated with Adams Street Partners(1)	9,677,419	$9,000,000
Entities affiliated with Partech Ventures(2)	1,075,269	$1,000,000
Hummer Winblad Venture Partners V, L.P.(3)	2,150,538	$2,000,000

(1)	Shares were purchased by the following affiliates of Adams Street Partners, whose shares are aggregated for purposes of reporting stock ownership: Adams Street 2008 Direct Fund, L.P., Adams Street 2009 Direct Fund, L.P., Adams Street 2010 Direct Fund, L.P. and Adams Street 2011 Direct Fund LP. David Welsh, a member of our board of directors, is a Partner of Adams Street Partners, LLC, the managing member of the general partner of each of the purchasers.

(2)

Shares were purchased by the following affiliates of Partech Ventures, whose shares are aggregated for purposes of reporting stock ownership: Partech U.S. Partners IV LLC, Partech International Growth Capital I LLC, Partech International Growth Capital II LLC, Partech International Growth Capital III LLC, AXA Growth Capital II LP, 45th Parallel LLC and PAR SF II, LLC. Tim Wilson, one of our directors, is a non-managing member of (i) 47th Parallel, LLC, which is the managing member of Partech U.S. Partners IV, LLC, (ii) 48th Parallel, LLC, which is the investment general partner of AXA Growth Capital II L.P., and

(iii) 45th Parallel LLC, which is the managing member of 46th Parallel, LLC, which is the managing member of Partech International Growth Capital I, LLC, Partech International Growth Capital II, LLC and Partech International Growth Capital III, LLC.

(3)	Mitchell Kertzman, a member of our board of directors, is a managing director of the general partner of the purchaser.

Series D-2 Preferred Stock Financing

In April 2013, we sold an aggregate of 15,269,294 shares of series D-2 preferred stock at a per share purchase price of $1.4408 pursuant to a stock purchase agreement. Purchasers of the series D-2 preferred stock included venture capital funds that held 5% or more of our capital stock and were represented on our board of directors. The following table summarizes the purchases of series D-2 preferred stock by such investors:

Stockholder	Shares of series D-2 preferred stock	Total Purchase Price
Entities affiliated with Adams Street Partners(1)	2,776,235	$3,999,999
Entities affiliated with Partech Ventures(2)	1,388,118	$2,000,000
Hummer Winblad Venture Partners V, L.P.(3)	1,388,117	$1,999,999

(1)	Shares were purchased by the following affiliates of Adams Street Partners, whose shares are aggregated for purposes of reporting stock ownership: Adams Street 2008 Direct Fund, L.P., Adams Street 2009 Direct Fund, L.P., Adams Street 2010 Direct Fund, L.P. and Adams Street 2011 Direct Fund LP. David Welsh, a member of our board of directors, is a Partner of Adams Street Partners, LLC, the managing member of the general partner of each of the purchasers.

(2)	Shares were purchased by the following affiliates of Partech Ventures, whose shares are aggregated for purposes of reporting stock ownership: Partech U.S. Partners IV LLC, Partech International Growth Capital I LLC, Partech International Growth Capital II LLC, Partech International Growth Capital III LLC, AXA Growth Capital II LP, 45th Parallel LLC and PAR SF II, LLC.

(3)	Mitchell Kertzman, a member of our board of directors, is a managing director of the general partner of the purchaser.

Stockholders’ Agreement

We are party to the Eighth Amended and Restated Stockholders’ Agreement dated as of October 18, 2013, which provides, among other things, that certain holders of our capital stock have the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing. See “Description of Capital Stock — Registration Rights” for additional information regarding these registration rights.

Under the Stockholders’ Agreement, certain holders of our capital stock, including entities with which certain of our directors are affiliated, have agreed to vote their shares of our capital stock on certain matters, including for the election of directors. Upon the completion of this offering, these voting provisions will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Other Transactions

Pursuant to our 2004 Plan, we or our assignees have a right to purchase certain shares of our common stock which stockholders propose to sell to other parties. These rights will terminate upon the completion of this offering. See “Principal Stockholders” for additional information regarding beneficial ownership of our capital stock.

Prior to the completion of this offering, we expect to adopt a change in control plan providing certain of our executive officers with certain severance and change in control benefits. See “Executive Compensation — Potential Payments upon Termination or Change in Control” for additional information regarding this plan.

As a managing director of Hummer Winblad Venture Partners, one of our directors, Mr. Kertzman, has an indirect ownership interest in Birst, Inc., or Birst. In 2012, we incurred $0.5 million of expense for data warehousing services rendered to us by Birst. In the nine months ended September 30, 2013, we incurred $0.3 million of expense for data warehousing services rendered to us by Birst.

Limitation of Liability and Indemnification of Officers and Directors

Our current amended and restated certificate of incorporation limits the liability of our directors for monetary damages for a breach of fiduciary duty as a director to the fullest extent permitted by the Delaware General Corporation Law. Consequently, our directors are not personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for (i) any breach of their duty of loyalty to our company or our stockholders; (ii) any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law; (iii) unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or (iv) any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law. We expect to adopt a new amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain similar provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law.

Our current amended and restated bylaws provide that we (i) will indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or, while a director or officer, is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and (ii) must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by us. We expect to adopt new amended and restated bylaws, which will become effective immediately prior to the completion of this offering, which will contain similar provisions that limit the liability of our directors and officers.

We have entered into indemnification agreements with our directors, executive officers and certain other officers pursuant to which they are provided indemnification rights that are broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements generally require us, among other things, to indemnify our directors, executive officers and certain other officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors, executive officers and certain other officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and officers. Prior to the completion of this offering, we expect to enter into new indemnification agreements with each of our directors, executive officers and certain other officers which will contain similar provisions.

The limitation of liability and indemnification provisions that are expected to be included in our new amended and restated certificate of incorporation, amended and restated bylaws and the indemnification agreements that we enter into with our directors, executive officers and certain other officers may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made for breach of fiduciary duty or other wrongful acts as a director or executive officer and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law. Prior to the completion of this offering, we will enter into additional insurance arrangements to provide coverage to our directors and executive officers against loss arising from claims relating to public securities matters.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement will provide for indemnification by the underwriters of us and our officers, directors and employees for certain liabilities arising under the Securities Act of 1933, as amended, or Securities Act, or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Policies and Procedures for Related Party Transactions

Following the completion of this offering, our audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. Upon the completion of this offering, our policy regarding transactions between us and related persons will provide that a related person is defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed fiscal year, and any of their immediate family members. Our audit committee charter that will be in effect upon the completion of this offering will provide that our audit committee shall review and approve or disapprove any related party transactions.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our shares of common stock as of January 31, 2014 for:

•	each person known to us to be the beneficial owner of more than 5% of our shares of common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially own, subject to community property laws where applicable. In computing the number of shares of our common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of our common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of January 31, 2014. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

We have based percentage ownership of our common stock prior to this offering on 145,023,556 shares of our common stock outstanding as of January 31, 2014, which (i) includes 122,215,769 shares of common stock resulting from the conversion of our convertible preferred stock in connection with this offering, as if this conversion had occurred as of January 31, 2014 and (ii) excludes the effect of a         :         reverse stock split of our common stock, which will be effected prior to the completion of this offering. Percentage ownership of our common stock after this offering assumes the sale by us of             shares of common stock in this offering.

Unless otherwise noted, the address of each beneficial owner listed on the table below is c/o Five9, Inc., Bishop Ranch 8, 4000 Executive Parkway, Suite 400, San Ramon, CA 94583. Beneficial ownership representing less than 1% is denoted with an asterisk (*). The statements concerning voting and investment power included in the footnotes to this table shall not be construed as admissions that such persons are the beneficial owners of such shares of common stock.

	Shares Beneficially Owned Prior to this Offering		Shares Beneficially Owned After this Offering
Name of Beneficial Owner	Number	%	Number	%
Named Executive Officers and Directors:
Michael Burkland(1)	8,975,657	6.0
Barry Zwarenstein(2)	901,543	*
Moni Manor(3)	75,796	*
Jack Acosta(4)	328,125	*
Kimberly Alexy(5)	36,458	*
Jayendra Das(6)	9,716,824	6.7
David DeWalt(7)	508,683	*
Mitchell Kertzman(8)	33,649,533	23.2
David S. Welsh(9)	28,698,722	19.8
Tim Wilson(10)	—	*
Robert Zollars(11)	21,874	*
All current directors and executive officers as a group (14 persons)(12)	85,911,870	59.2
5% Stockholders:
Hummer Winblad Venture Partners V, L.P.(13)	33,649,533	23.2
Entities affiliated with Adams Street Partners(14)	28,698,722	19.8
Entities affiliated with Partech International(15)	25,250,846	17.4
Mosaic Venture Partners(16)	25,229,941	17.4
SAP Ventures Fund I, L.P.(17)	9,716,824	6.7

(1)	Includes 4,475,657 shares issuable upon exercise of options exercisable within 60 days after January 31, 2014.

(2)	Includes 123,222 shares issuable upon exercise of options exercisable within 60 days after January 31, 2014.

(3)	Includes 15,916 shares issuable upon exercise of options exercisable within 60 days after January 31, 2014.

(4)	Consists of 328,125 shares issuable upon exercise of options exercisable within 60 days after January 31, 2014.

(5)	Consists of 36,458 shares issuable upon exercise of options exercisable within 60 days after January 31, 2014.

(6)	Consists of shares listed in footnote (17) below, which are held by SAP Ventures Fund I, L.P., or SAPV. Mr. Das, one of our directors, is a managing member of SAP Ventures (GPE) I, L.L.C., the general partner of SAPV.

(7)	Consists of 508,683 shares issuable upon exercise of options exercisable within 60 days after January 31, 2014.

(8)	Consists of shares listed in footnote (13) below, which are held by Hummer Winblad Venture Partners V, L.P., or HWVP. Mr. Kertzman, one of our directors, is a managing director of Hummer Winblad Venture Partners.

(9)	Consists of shares listed in footnote (14) below, which are held by entities affiliated with Adams Street Partners. Mr. Welsh, one of our directors, is a partner with Adams Street Partners, LLC. Mr. Welsh was formerly a partner of Partech International, LLC.

(10)	Mr. Wilson, one of our directors, is a non-managing member of (i) 47th Parallel, LLC, which is the managing member of Partech U.S. Partners IV, LLC, (ii) 48th Parallel, LLC, which is the investment general partner of AXA Growth Capital II L.P., and (iii) 45th Parallel LLC, which is the managing member of 46th Parallel, LLC, which is the managing member of Partech International Growth Capital I, LLC, Partech International Growth Capital II, LLC and Partech International Growth Capital III, LLC, but does not have voting control or investment power over the shares owned by Partech U.S. Partners IV, LLC, AXA Growth Capital II L.P., Partech International Growth Capital I, LLC, Partech International Growth Capital II, LLC, Partech International Growth Capital III, LLC, or 45th Parallel, LLC.

(11)	Consists of 21,874 shares issuable upon exercise of options exercisable within 60 days after January 31, 2014.

(12)	Includes 2,615,154 shares issuable upon exercise of options exercisable within 60 days after January 31, 2014 held by our executive officers not listed in the table.

(13)	Includes 175,582 shares issuable upon exercise of warrants exercisable within 60 days after January 31, 2014. These shares are held by Hummer Winblad Venture Partners V, L.P., as nominee for Hummer Winblad Venture Partners V, L.P. and Hummer Winblad Equity Partners V, L.L.C., its general partner. Mr. Kertzman, one of our directors, is a managing director of Hummer Winblad Equity Partners V, L.L.C., and may be deemed to have voting and investment power over the shares held by Hummer Winblad Venture Partners V, L.P. The address for these entities is Pier 33 South, The Embarcadero, San Francisco, California 94111.

(14)	Adams Street 2008 Direct Fund, L.P., or AS 2008, is the record owner of 10,339,288 shares, Adams Street 2009 Direct Fund, L.P., or AS 2009, is the record owner of 8,942,760 shares, Adams Street 2010 Direct Fund, L.P., or AS 2010, is the record owner of 5,079,969 shares and Adams Street 2011 Direct Fund, L.P., or AS 2011, is the record owner of 4,336,705 shares. The shares owned by AS 2008, AS 2009, AS 2010 and AS 2011 may be deemed to be beneficially owned by Adams Street Partners, LLC, the managing member of the general partner of each of AS 2008, AS 2009, AS 2010 and AS 2011. David Brett, Jeffrey T. Diehl, Elisha P. Gould III, Michael S. Lynn, Robin P. Murray, Sachin Tulyani, Craig D. Waslin and David S. Welsh, each of whom is a partner of Adams Street Partners, LLC (or a subsidiary thereof) may be deemed to have shared voting and investment power over the shares owned by each of AS 2008, AS 2009, AS 2010 and AS 2011. The address for each of these entities is One North Wacker Drive, Suite 2200, Chicago, Illinois 60606.

(15)

Consists of (i) 14,047,442 shares held by Partech U.S. Partners IV, LLC, or Partech US, 78,043 shares of which are issuable upon exercise of warrants exercisable within 60 days after January 31, 2014, (ii) 2,713,106 shares held by Partech International Growth Capital I LLC, or Partech I, 12,832 shares of which are issuable upon exercise of warrants exercisable within 60 days after January 31, 2014, (iii) 4,469,457 shares held by Partech International Growth Capital II LLC, or Partech II, 21,139 shares of which are issuable upon exercise of warrants exercisable within 60 days after January 31, 2014,

(iv) 2,713,110 shares held by Partech International Growth Capital III LLC, or Partech III, 12,832 shares of which are issuable upon exercise of warrants exercisable within 60 days after January 31, 2014, (v) 1,104,650 shares held by AXA Growth Capital II LP, or AXA, 5,224 shares of which are issuable upon exercise of warrants exercisable within 60 days after January 31, 2014, (vi) 98,369 shares held by 45th Parallel LLC, or 45th Parallel, 546 shares of which are issuable upon exercise of warrants exercisable within 60 days after January 31, 2014, and (vii) 98,369 shares held by PAR SF II, LLC, or Par SF, 546 shares of which are issuable upon exercise of warrants exercisable within 60 days after January 31, 2014. Vincent R. Worms is (A) the sole member of Par SF, (B) the managing member of 47th Parallel, LLC, which is the managing member of Partech US, (C) the managing member of 45th Parallel, which is the managing member of 46th Parallel, LLC, which is the managing member of Partech I, Partech II and Partech III, and (D) the managing member of 48th Parallel, LLC, which is the investment general partner of AXA, and he has voting and investment power over the securities held by Par SF, Partech US, 45th Parallel, Partech I, Partech II, Partech III and AXA. The address for these entities is 50 California Street, Suite 3200, San Francisco, CA 94111.

(16)	Consists of shares held by Mosaic Venture Partners II, Limited Partnership, or Mosaic. 1369904 Ontario, Inc., or Ontario, as the general partner of Mosaic, has voting and investment control of the shares held by Mosaic. David Samuel is Managing Director of Ontario and may be deemed to share voting and investment power with respect to the shares held by Mosaic. The address for these entities is 6300 Northam Drive, Mississauga, Ontario, Canada L4V 1H7.

(17)	SAP Ventures (GPE) I, L.L.C. is the general partner of SAPV. The shares owned by SAPV may be deemed to be beneficially owned by Nino Nikola Marakovic, Jayendra Das, David Armin Hartwig, Richard Douglas Higgins, Ing Jorg Sievert and Andreas Markus Weiskam, the managing members of SAP Ventures (GPE) I, L.L.C. who share voting and dispositive power over the shares held by SAPV. The address for these entities is 3412 Hillview Avenue, Palo Alto, CA 94304.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes certain important terms of our capital stock, as they are expected to be in effect immediately prior to the completion of this offering. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and the Stockholders’ Agreement, which will be included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

General

Immediately following the completion of this offering, our authorized capital stock will consist of              shares of capital stock, $         par value per share, of which:

             shares are designated as common stock; and

             shares are designated as preferred stock.

Assuming the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock, which will occur in connection with this offering, as of December 31, 2013, there were              shares of our common stock outstanding, held by              stockholders of record, and no shares of our preferred stock outstanding. Following the conversion of our preferred stock and reverse stock split but before the consummation of this offering, we will have              shares of common stock outstanding and no shares of preferred stock outstanding. Our board of directors is authorized to issue additional shares of our capital stock without stockholder approval, except as required by the listing standards of the             .

Common Stock

Voting Rights

The holders of our common stock are entitled to one vote per share on any matter to be voted upon by stockholders. Our amended and restated certificate of incorporation does not provide for cumulative voting in connection with the election of directors, and accordingly, holders of more than 50% of the shares voting will be able to elect all of the directors. The holders of a majority of the shares of common stock issued and outstanding constitute a quorum at all meetings of stockholders for the transaction of business.

Dividends

The holders of our common stock are entitled to dividends if, as and when declared by our board of directors, from funds legally available therefor, subject to the preferential rights of the holders of our preferred stock, if any, and certain contractual limitations on our ability to declare and pay dividends. See “Dividend Policy.”

Other Rights

Upon the consummation of this offering, no holder of our common stock will have any preemptive right to subscribe for any shares of our capital stock issued in the future.

Upon any voluntary or involuntary liquidation, dissolution, or winding up of our affairs, the holders of our common stock are entitled to share ratably in all assets remaining after payment of creditors and subject to prior distribution rights of our preferred stock, if any.

Preferred Stock

Following the consummation of this offering, no shares of our preferred stock will be outstanding. Our amended and restated certificate of incorporation will provide that our board of directors may, by resolution, establish one or more classes or series of preferred stock having the number of shares and relative voting rights, designations, dividend rates, liquidation, and other rights, preferences, and limitations as may be fixed by them without further stockholder approval. The holders of our preferred stock may be entitled to preferences over common stockholders with respect to dividends, liquidation, dissolution, or our winding up in such amounts as are established by the resolutions of our board of directors approving the issuance of such shares.

The issuance of our preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by our stockholders and may adversely affect voting and other rights of holders of our common stock. In addition, issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions, financings and other corporate purposes, could make it more difficult for a third party to acquire a majority of our outstanding shares of voting stock. At present, we have no plans to issue any shares of preferred stock.

Options

As of January 31, 2014, we had outstanding options to purchase an aggregate of 29,554,972 shares of our common stock, with a weighted average exercise price of approximately $0.84 per share, under the 2004 Plan.

Warrants

As of January 31, 2014, we had outstanding warrants to purchase up to 31 shares of our common stock at an exercise price of $950 per share. These warrants are exercisable at any time on or before November 27, 2016, with respect to 13 shares, and August 8, 2017, with respect to 18 shares.

As of January 31, 2014, we had outstanding warrants to purchase up to 1,510,623 shares of our common stock, on an as-converted basis, at an exercise price of $0.1630 per share. These warrants are exercisable at any time on or before February 28, 2015, with respect to 122,700 shares, March 25, 2015, with respect to 277,500 shares, July 14, 2015, with respect to 122,699 shares, July 15, 2015, with respect to 184,044 shares, June 5, 2016, with respect to 128,834 shares, February 26, 2020, with respect to 521,472 shares, and June 30, 2020 with respect to 153,374 shares.

As of January 31, 2014, we had an outstanding warrant to purchase 52,054 shares of our common stock, on an as-converted basis, at an exercise price of $1.4408 per share. This warrant is exercisable at any time on or before October 18, 2023.

Registration Rights

After the completion of this offering, certain holders of our common stock and warrants to purchase our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our Stockholders’ Agreement. The shares of common stock into which certain of our warrants are convertible shall be deemed “Registrable Securities” for purposes of the registration rights under the Stockholders’ Agreement. We and certain holders of our preferred stock are parties to the Stockholders’ Agreement. The registration rights set forth in the Stockholders’ Agreement will expire five years following the completion of this offering, or, with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act or a similar exemption during any 90-day period. We will pay the registration expenses (other than underwriting discounts, commissions and stock transfer taxes) of the holders of the shares registered pursuant to the registrations described below. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. We expect that our stockholders will waive their rights under the Stockholders’ Agreement (i) to notice of this offering and (ii) to include their registrable shares in this offering. In addition, in connection with this offering, we expect that each stockholder that has registration rights will agree not to sell, otherwise dispose of any securities or exercise registration rights without the prior written consent of the underwriters for a period of 180 days after the date of this prospectus, subject to certain terms and conditions. See “Underwriting” for additional information regarding such restrictions.

Demand Registration Rights

After the completion of this offering, pursuant to the Stockholders’ Agreement, the holders of up to approximately              shares of our common stock (including shares of common stock issuable upon exercise of our warrants) will be entitled to certain demand registration rights. At any time beginning 180 days after the effective date of this offering, the holders of at least 30% of these shares can request that we register the offer and sale of their shares. We are obligated to effect only two such registrations. Such request for registration must cover securities the anticipated aggregate public offering price of which is expected to exceed $10,000,000. If we determine that it would be seriously detrimental to us or our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 120 days from the date of receipt of the request from such holders.

Form S-3 Registration Rights

After the completion of this offering, pursuant to the Stockholders’ Agreement, the holders of up to approximately              shares of our common stock (including shares of common stock issuable upon exercise of our warrants) will be entitled to certain Form S-3 registration rights. Any such holder may make a written request that we register the offer and sale of its shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers securities the anticipated aggregate public offering price of which is at least $1,000,000. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the 12-month period preceding the date of the request. In addition, we will not be required to effect such a registration in any jurisdiction in which we would be required to qualify to do business or to execute a general consent to service of process in effecting such registration. Finally, if we determine that it would be seriously detrimental to us and our stockholders to effect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days after receipt of the request of such holder or holders.

Piggyback Registration Rights

After the completion of this offering, pursuant to the Stockholders’ Agreement, if we propose to register the offer and sale of our common stock under the Securities Act, in connection with the public offering of such common stock the holders of up to approximately              shares of our common stock (including shares of common stock issuable upon exercise of our warrants) will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a Form S-3 registration, (2) a registration related to any employee benefit plan or (3) a registration on any registration form which does not include substantially the same information as would be required to be included in a registration statement covering the public offering of our common stock, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

Anti-takeover Provisions

Delaware Anti-takeover Law

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction by which such stockholder became an interested stockholder commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and any entity or person affiliated with or controlling or controlled by the entity or person.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

•	provide that our board of directors is classified into three classes of directors;

•	provide that stockholders may remove directors only for cause;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•	provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	provide that our stockholders may not take action by written consent, and may only take action at annual or special meetings of our stockholders;

•	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder’s notice;

•	do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election);

•	provide that special meetings of our stockholders may be called only by the chairman of the board, our chief executive officer or the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors;

•	provide that stockholders will be permitted to amend our amended and restated bylaws only upon receiving at least 66 2⁄3% of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class; and

•	provide that certain provisions of our amended and restated certificate of incorporation may only be amended upon receiving at least 66 2⁄3% of the votes entitled to be cast by holders of all outstanding shares then entitled to vote, voting together as a single class.

Transfer agent and registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Listing

We intend to apply to have our shares of common stock approved for listing on the New York Stock Exchange under the symbol “FIVN.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of shares of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our shares of common stock as well as our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of                     , 2014, upon completion of this offering,              shares of common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of options. Only the              shares sold in this offering will be freely tradable unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Except as set forth below, the              remaining shares of common stock outstanding after this offering will be “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be subject to lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

•	no restricted shares will be eligible for immediate sale upon the closing of this offering;

•	shares will be eligible for sale after 90 days from the date of this prospectus (subject to compliance with the terms of the lock-up agreement entered into by such holders);

•	shares will be eligible for sale upon expiration of the lock-up agreements 181 days after the date of this prospectus; and

•	the remainder of the restricted shares will be eligible for sale from time to time thereafter upon expiration of their respective one-year holding periods, subject to any volume limitations applicable to their holders, but could be sold earlier if the holders exercise any available registration rights.

Rule 144

In general, under Rule 144 as currently in effect, a person or persons who is an affiliate, or whose shares are aggregated and who owns shares that were acquired from the issuer or an affiliate at least six months ago, would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of our then outstanding shares of common stock, which would be approximately              shares of common stock immediately after this offering, or (ii) an amount equal to the average weekly reported volume of trading in our common stock on all national securities exchanges and/or reported through the automated quotation system of registered securities associations during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC. Sales in reliance on Rule 144 are also subject to other requirements regarding the manner of sale, notice and availability of current public information about us.

A person or persons whose common shares are aggregated, and who is not deemed to have been one of our affiliates at any time during the 90 days immediately preceding the sale, may sell restricted securities in reliance on Rule 144(b)(1) without regard to the limitations described above, subject to our compliance with Exchange Act reporting obligations for at least three months before the sale, and provided that six months have expired since the date on which the same restricted securities were acquired from us or one of our affiliates, and provided further that such sales comply with the current public information provision of Rule 144 (until the securities have been held for one year). As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, that same issuer.

Rule 701

Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract, including the 2004 Plan, may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements. We will file a registration statement on Form S-8 under the Securities Act to register common stock issuable under our equity incentive plans.

Lock-up agreements

We have agreed that we will not, without the prior written consent of the Representatives, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise) for a period of 180 days after the date of this prospectus, subject to certain exceptions.

All of our directors and executive officers and holders of substantially all of our outstanding stock, have agreed that, without the prior written consent of the Representatives, they will not directly or indirectly, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities directly or indirectly convertible into or exercisable or exchangeable for common stock (including without limitation, common stock or such other securities which may be deemed to be beneficially owned in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock, for a period of 180 days after the date of this prospectus. Each of the lock-up agreements executed by our directors, executive officers and stockholders contain certain exceptions, including the disposition of shares of common stock purchased in open market transactions after the consummation of this offering and the establishment of a Rule 10b5-1 trading plan; provided, in the case of a 10b5-1 trading plan, that (i) such plan does not provide for the transfer of shares of common stock during the 180-day period, and (ii) no filing by any party under the securities laws or other public announcement shall be voluntarily made in connection with the establishment of such plan, and to the extent a public announcement or filing by any party is required under the securities laws regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the 180-day period. See “Underwriting.”

Registration Rights

Upon the closing of this offering, the holders of              shares of common stock (including shares of common stock issuable upon exercise of our warrants) will be entitled to rights with respect to the registration of their shares of common stock under the Securities Act, subject to the lock-up arrangement described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act (except for shares held by affiliates) immediately upon the effectiveness of such registration. Any sales of securities by these stockholders could adversely affect the trading price of our shares of common stock. See “Description of Capital Stock — Registration Rights.”

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act promptly after the completion of this offering to register shares of our common stock subject to outstanding options, as well as reserved for future issuance, under our equity incentive plans. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares of our common stock covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff agreements and lock-up agreements. See “Executive Compensation — Employee Benefit and Stock Plans” for a description of our equity incentive plans.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS RELEVANT TO NON-U.S HOLDERS

The following is a summary of certain U.S. federal income tax considerations relevant to the ownership and disposition of our common stock by non-U.S. holders, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below.

This summary is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold shares of our common stock as capital assets within the meaning of Section 1221 of the Code (generally, for investment purposes). This summary does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction or under U.S. federal gift and estate tax laws. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid United States federal income tax;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or former long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership (including an entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES, UNITED STATES ALTERNATIVE MINIMUM TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are any holder (other than a partnership or entity or arrangement classified as a partnership for U.S. federal income tax purposes) that is not:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.

Distributions

We have not made any distributions on our common stock, and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, other than certain pro rata distributions of common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock, subject to the tax treatment described below in “— Gain on Sale or Other Taxable Disposition of Common Stock.”

Any dividend paid to you generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the dividend, or such lower rate as may be specified by an applicable income tax treaty, except to the extent that the dividends are “effectively connected” dividends, as described below. In order to be eligible for a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

We may withhold up to 30% of the gross amount of the entire distribution even if greater than the amount constituting a dividend, as described above, to the extent provided for in the Treasury Regulations. If tax is withheld on the amount of a distribution in excess of the amount constituting a dividend, then a refund of any such excess amounts may be obtained if a claim for refund is timely filed with the Internal Revenue Service, or the IRS.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, attributable to a permanent establishment or fixed base maintained by you in the United States) are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are generally taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on Sale or Other Taxable Disposition of Common Stock

You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•	the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment or fixed base maintained by you in the United States);

•	you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” for U.S. federal income tax purposes, or a USRPHC, at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

In general, we would be a USRPHC if interests in U.S. real property comprised at least 50% of the fair market value of our assets. We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as a U.S. real property interest only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the applicable period described above.

If you are a non-U.S. holder described in the first bullet above, you will generally be required to pay tax on the gain derived from the sale (net of certain deductions or credits) under regular graduated U.S. federal income tax rates generally applicable to U.S. persons, and corporate non-U.S. holders described in the first bullet above may be subject to branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though you are not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. You should consult any applicable income tax or other treaties that may provide for different rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to additional information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person or that the conditions of any other exemption are not, in fact, satisfied.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act (or FATCA)

New rules under Sections 1471 through 1474 of the Code (“FATCA”) generally will impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into (or is otherwise subject to) an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). FATCA also will generally impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity or certifies that it does not have any substantial U.S. owners. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing these withholding and reporting requirements may be subject to different rules. If an investor does not provide us with the information necessary to comply with the legislation, it is possible that distributions to such investor of certain withholdable payments, such as dividends, will be subject to the 30% withholding tax. Under certain transition rules, any obligation to withhold under FATCA with respect to dividends on our common stock will not begin until July 1, 2014 and with respect to gross proceeds on a disposition of our common stock will not begin until January 1, 2017. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

THE PRECEDING DISCUSSION OF UNITED STATES FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR UNITED STATES FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

J.P. Morgan Securities LLC and Barclays Capital Inc., or the Representatives, are acting as the representatives of the underwriters and joint book-running managers in connection with this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us, and we have severally agreed to sell, the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
J.P. Morgan Securities LLC
Barclays Capital Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Canaccord Genuity Inc.
Needham & Company, LLC
Pacific Crest Securities LLC

Total

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material adverse change in our business or in the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to              additional shares from us. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares we have agreed to sell to them.

Paid by Us	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

The Representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $         per share. After the offering, the Representatives may change the offering price and other selling terms.

The expenses of this offering, which are payable by us, are estimated to be approximately $         million (excluding underwriting discounts and commissions), which includes approximately $         that we have agreed to reimburse the underwriters for certain FINRA-related expenses incurred by them in connection with this offering.

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of              shares of common stock at the

public offering price less underwriting discounts and commissions. To the extent that the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to that underwriter’s initial commitment as indicated in the preceding table, and we will be obligated to sell the additional shares of common stock to the underwriters.

Lock-Up Agreements

We have agreed that we will not, without the prior written consent of the Representatives, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise) for a period of 180 days after the date of this prospectus, subject to certain exceptions.

All of our directors and executive officers and holders of substantially all of our outstanding stock, have agreed that, without the prior written consent of the Representatives, they will not directly or indirectly, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities directly or indirectly convertible into or exercisable or exchangeable for common stock (including without limitation, common stock or such other securities which may be deemed to be beneficially owned in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock, for a period of 180 days after the date of this prospectus. Each of the lock-up agreements executed by our directors, executive officers and stockholders contain certain exceptions, including the disposition of shares of common stock purchased in open market transactions after the consummation of this offering and the establishment of a Rule 10b5-1 trading plan; provided, in the case of a 10b5-1 trading plan, that (i) such plan does not provide for the transfer of shares of common stock during the 180-day period, and (ii) no filing by any party under the securities laws or other public announcement shall be voluntarily made in connection with the establishment of such plan, and to the extent a public announcement or filing by any party is required under the securities laws regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the 180-day period.

The Representatives, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, the Representatives will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

As described below under “Directed Share Program,” any participants in the Directed Share Program shall be subject to a 180-day lock up with respect to any shares sold to them pursuant to that program. This lock up will have similar restrictions as the lock-up agreement described above for the officers and directors. Any shares sold in the Directed Share Program to our directors or officers shall be subject to the lock-up agreement described above.

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price up to 5% of the common stock being offered by this prospectus for sale to our employees, executive officers, directors, business associates and related persons who have expressed an interest in purchasing common stock in this offering. All participants that purchase shares of common stock as part of the directed share program will be subject to the 180-day lock-up restriction as described above in “—Lock-Up Agreements.” We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares of our common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of our common stock offered by this prospectus. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the reserved shares.

Offering Price Determination

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the Representatives and us. In determining the initial public offering price of our common stock, the Representatives will consider:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	an assessment of management and our business potential and earnings prospects;

•	the prevailing securities market conditions at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock, in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the Representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the Representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors in deciding whether to purchase any shares of common stock.

Stock Exchange

We intend to apply to list our shares of common stock on the NYSE under the symbol “FIVN.”

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and certain of our executive officers and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates and executive officers in the ordinary course of their business, including personal loans to certain of our executive officers, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

The common stock is being offered for sale in those jurisdictions in the United States, Europe and elsewhere where it is lawful to make such offers.

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to and any invitation, offer or agreement to subscribe purchase or otherwise acquire such securities will be enjoyed in only with relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Australia

This prospectus is not a formal disclosure document and has not been lodged with the Australian Securities and Investments Commission, or ASIC. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus for the purposes of Chapter 6D.2 of the Australian Corporations Act 2001, or the Act, in relation to the securities or our company.

This prospectus is not an offer to retail investors in Australia generally. Any offer of securities in Australia is made on the condition that the recipient is a “sophisticated investor” within the meaning of section 708(8) of the Act or a “professional investor” within the meaning of section 708(11) of the Act, or on condition that the offer to that recipient can be brought within the exemption for ‘Small-Scale Offerings’ (within the meaning of section 708(1) of the Act). If any recipient does not satisfy the criteria for these exemptions, no applications for securities will be accepted from that recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of the offer, is personal and may only be accepted by the recipient.

If a recipient on-sells their securities within 12 months of their issue, that person will be required to lodge a disclosure document with ASIC unless either:

•	the sale is pursuant to an offer received outside Australia or is made to a “sophisticated investor” within the meaning of 708(8) of the Act or a “professional investor” within the meaning of section 708(11) of the Act; or

•	it can be established that our company issued, and the recipient subscribed for, the securities without the purpose of the recipient on-selling them or granting, issuing or transferring interests in, or options or warrants over them.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of the issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) or any rules made thereunder.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275 (1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole whole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; (iii) by operation of law; or (iv) as specified in Section 276(7) of the SFA.

By accepting this prospectus, the recipient hereof represents and warrants that he is entitled to receive it in accordance with the restrictions set forth above and agrees to be bound by limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

LEGAL MATTERS

Jones Day, Silicon Valley, will pass upon the validity of our shares of common stock offered by this prospectus. Certain legal matters in connection with this offering will be passed upon for the underwriters by Goodwin Procter LLP, Menlo Park, California.

EXPERTS

The consolidated financial statements of Five9, Inc. as of December 31, 2011 and 2012, and for each of the years in the two-year period ended December 31, 2012, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Face It, Corp., as of and for the years ended December 31, 2011 and 2012, included in this registration statement and prospectus have been audited by Moss Adams LLP, independent auditors, as stated in their report appearing in the Registration Statement. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

CHANGE IN ACCOUNTANTS

(a)    Dismissal of Independent Auditors

We dismissed Deloitte & Touche LLP (“Deloitte”) as our independent auditors effective June 5, 2012. Deloitte issued an audit report, dated September 1, 2011, on our consolidated financial statements for the three years ended December 31, 2010. Deloitte did not perform any audit or issue any audit reports on our consolidated financial statements subsequent to the year ended December 31, 2010. Deloitte subsequently communicated its audit report should no longer be associated with the consolidated financial statements for the year ended December 31, 2010. Deloitte has no outstanding audit reports associated with the Company’s consolidated financial statements.

During our fiscal years ended December 31, 2010 and 2011, and the subsequent period, (i) there were no disagreements (as that term is used in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to originally make reference thereto in its report that should no longer be relied upon on our audited consolidated financial statements for the year ended December 31, 2010, and (ii) there were no “reportable events” as such term is defined in Item 304(a)(1)(v) of Regulation S-K (a “Reportable Event”) other than a material error the Company communicated existed in its previously issued consolidated financial statements for the year ended December 31, 2010 that resulted in Deloitte’s communication that its audit report should no longer be associated with such consolidated financial statements and two material weaknesses in our internal control over financial reporting identified by Deloitte during its audit of our financial statements for our fiscal year ended December 31, 2010. With respect to the two material weaknesses, the Company did not have a sufficient number of accounting personnel with adequate technical expertise to ensure the preparation of its consolidated financial statements in accordance with U.S. generally accepted accounting principles and the Company had design deficiencies in general computer controls. Our audit committee discussed the material weaknesses with Deloitte and the Company authorized Deloitte to respond fully to the inquiries of KPMG LLP (“KPMG”) concerning these material weaknesses.

We have provided Deloitte with a copy of the disclosures set forth under the heading “Change in Accountants” included in this prospectus and have requested that Deloitte furnish a letter addressed to the Securities Exchange Commission stating whether or not Deloitte agrees with statements related to them made by the Company under the heading “Change in Accountants” in this prospectus. A copy of that letter will be filed as Exhibit 16.1 to the registration statement of which this prospectus forms a part.

(b)    Newly Appointed Independent Registered Public Accountant

We engaged KPMG as our independent registered public accounting firm effective June 18, 2012. The decision to change our principal independent registered public accounting firm was approved by our audit committee.

During our fiscal years ended December 31, 2010 and 2011, and the subsequent period preceding our engagement of KPMG as our independent registered public accounting firm in June 2012, we did not consult with KPMG on matters that involved the application of accounting principles to a specified transaction, the type of audit opinion that might be rendered on our financial statements or any other matter that was either the subject of a disagreement or Reportable Event disclosed above.

Our audit committee discussed the material error disclosed above in (a) with KPMG and the Company authorized KPMG to respond fully to the inquiries of Deloitte concerning the material error.

We remediated the material weaknesses disclosed above prior to December 31, 2012.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to our shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the shares of common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of such contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, and copies of these materials may be obtained from those offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

Upon completion of this offering, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. To comply with these requirements, we will file periodic reports, proxy statements and other information with the SEC. In addition, we intend to make available on or through our internet website, http://www.five9.com, our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Five9, Inc.:

We have audited the accompanying consolidated balance sheets of Five9, Inc. and subsidiaries (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive loss, stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Five9, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Santa Clara, California

December 6, 2013

FIVE9, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	December 31,		September 30,	Pro Forma Stockholders’ Deficit September 30,
	2011	2012	2013	2013
			(unaudited)
ASSETS

Current assets:
Cash and cash equivalents	$5,378	$5,961	$10,110
Short-term investments	3,581	2,490	—
Accounts receivable, net	3,530	5,441	5,124
Prepaid expenses and other current assets	592	942	1,592

Total current assets	13,081	14,834	16,826

Property and equipment, net	4,437	10,874	11,955
Other assets	921	899	2,092

Total assets	$18,439	$26,607	$30,873

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Accounts payable	$2,552	$4,649	$3,159
Accrued and other current liabilities	2,396	3,470	4,585
Accrued federal fees	—	401	4,269
Sales tax liability	604	105	77
Notes payable	737	415	1,079
Capital leases	1,121	3,572	4,768
Deferred revenue	2,915	4,269	4,594

Total current liabilities	10,325	16,881	22,531

Accrued federal fees — less current portion	4,859	7,703	—
Sales tax liability	1,588	3,195	4,693
Notes payable — less current portion	431	16	2,773
Capital leases — less current portion	1,954	4,191	4,704
Convertible preferred stock warrant liability	305	1,979	3,156	$—
Other long-term liabilities	169	709	776

Total liabilities	19,631	34,674	38,633

Commitments and contingencies (Note 9)

Stockholders’ deficit:
Convertible preferred stock, $0.001 par value; 95,425, 108,458 and 125,115 authorized shares as of December 31, 2011, 2012 and September 30, 2013 (unaudited), respectively; 94,044, 106,947 and 122,216 shares issued and outstanding as of December 31, 2011, 2012 and September 30, 2013 (unaudited), respectively; aggregate liquidation preference of $20,303, $32,303 and $54,303 as of December 31, 2011, 2012 and September 30, 2013 (unaudited), respectively, actual; no shares issued and outstanding, pro forma (unaudited)	20,065	31,940	53,734	—
Common stock, $0.001 par value — 129,165, 155,000 and 177,000 authorized shares as of December 31, 2011 and 2012, and September 30, 2013 (unaudited), respectively; 11,415, 14,016, and 15,147 shares issued and outstanding as of December 31, 2011 and 2012, and September 30, 2013 (unaudited) respectively, actual; 137,363 shares issued and outstanding, pro forma (unaudited)	11	14	15	137
Additional paid-in capital	18,880	19,461	20,655	77,423
Accumulated deficit	(40,148)	(59,482)	(82,164)	(82,164)

Total stockholders’ deficit	(1,192)	(8,067)	(7,760)	$(4,604)

Total liabilities and stockholders’ deficit	$18,439	$26,607	$30,873

See accompanying notes to consolidated financial statements.

FIVE9, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except per share data)

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(unaudited)
Revenue	$43,188	$63,822	$45,551	$60,489
Cost of revenue	24,563	39,306	28,120	36,161

Gross profit	18,625	24,516	17,431	24,328
Operating expenses:
Research and development	8,739	13,217	9,370	12,679
Sales and marketing	10,207	16,808	11,629	20,338
General and administrative	6,990	11,546	7,954	12,100

Total operating expenses	25,936	41,571	28,953	45,117

Loss from operations	(7,311)	(17,055)	(11,522)	(20,789)
Other expense, net:
Change in fair value of convertible preferred stock warrant liability	(55)	(1,674)	(1,557)	(1,177)
Interest expense	(457)	(557)	(427)	(666)
Other income, net	15	14	7	19

Total other expense, net	(497)	(2,217)	(1,977)	(1,824)

Loss before provision for income taxes	(7,808)	(19,272)	(13,499)	(22,613)
Provision for income taxes	64	62	53	69

Net loss	$(7,872)	$(19,334)	$(13,552)	$(22,682)

Net loss per share:
Basic and diluted	$(0.75)	$(1.46)	$(1.04)	$(1.55)

Shares used in computing net loss per share:
Basic and diluted	10,538	13,280	13,056	14,665

Pro forma net loss per share (unaudited):
Basic and diluted		$(0.15)		$(0.16)

Shares used in computing pro forma net loss per share (unaudited):
Basic and diluted weighted average		120,227		136,881

Other comprehensive loss:
Net loss	$(7,872)	$(19,334)	$(13,552)	$(22,682)
Other comprehensive loss	—	—	—	—

Comprehensive loss	$(7,872)	$(19,334)	$(13,552)	$(22,682)

See accompanying notes to consolidated financial statements.

FIVE9, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

(in thousands)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance as of December 31, 2010	71,645	$11,533	8,637	$9	$18,416	$(32,276)	$(2,318)
Issuance of Series B-2 convertible preferred stock (net of issuance costs of $92)	18,566	7,908	—	—	—	—	7,908
Conversion of related party notes payable into shares of Series A-2 convertible preferred stock	3,833	624	—	—	—	—	624
Issuance of common stock upon exercise of stock options	—	—	2,778	2	107	—	109
Stock-based compensation	—	—	—	—	357	—	357
Net loss and comprehensive loss	—	—	—	—	—	(7,872)	(7,872)

Balance as of December 31, 2011	94,044	20,065	11,415	11	18,880	(40,148)	(1,192)
Issuance of Series C-2 convertible preferred stock (net of issuance costs of $125)	12,903	11,875	—	—	—	—	11,875
Issuance of common stock upon exercise of stock options	—	—	2,601	3	117	—	120
Stock-based compensation	—	—	—	—	464	—	464
Net loss and comprehensive loss	—	—	—	—	—	(19,334)	(19,334)

Balance as of December 31, 2012	106,947	31,940	14,016	14	19,461	(59,482)	(8,067)
Issuance of Series D-2 convertible preferred stock (net of issuance costs of $200) (unaudited)	15,269	21,794	—	—	—	—	21,794
Issuance of common stock upon exercise of stock options (unaudited)	—	—	1,131	1	168	—	169
Stock-based compensation (unaudited)	—	—	—	—	1,026	—	1,026
Net loss and comprehensive loss (unaudited)	—	—	—	—	—	(22,682)	(22,682)

Balance as of September 30, 2013 (unaudited)	122,216	$53,734	15,147	$15	$20,655	$(82,164)	$(7,760)

See accompanying notes to consolidated financial statements.

FIVE9, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(unaudited)
Cash flows from operating activities:
Net loss	$(7,872)	$(19,334)	$(13,552)	$(22,682)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,539	2,624	1,725	2,902
Provision for doubtful accounts	51	214	59	29
Stock-based compensation	357	464	268	1,026
Loss (gain) on the disposal of property and equipment	48	7	(1)	5
Noncash interest expense	41	22	17	—
Changes in fair value of convertible preferred stock warrant liability	55	1,674	1,557	1,177
Changes in operating assets and liabilities:
Accounts receivable	(1,898)	(2,125)	(636)	187
Prepaid expenses and other current assets	(243)	(350)	(604)	(545)
Other assets	(157)	18	(9)	(175)
Accounts payable	927	1,988	(699)	(306)
Accrued and other current liabilities	1,083	250	933	980
Accrued federal fees and sales tax liability	4,183	4,353	3,391	1,588
Deferred revenue	1,074	1,354	526	325
Other liabilities	113	540	349	67

Net cash used in operating activities	(699)	(8,301)	(6,676)	(15,422)

Cash flows from investing activities:
Purchases of property and equipment	(3,142)	(2,680)	(2,503)	(301)
Cash restricted for operating lease	(700)	—	—	—
Purchases of short-term investments	(3,581)	(2,490)	(1,245)	—
Proceeds from sale of short-term investments	—	3,581	2,336	2,490

Net cash (used in) provided by investing activities	(7,423)	(1,589)	(1,412)	2,189

Cash flows from financing activities:
Net proceeds from the issuance of convertible preferred stock	7,908	11,875	11,875	21,794
Proceeds from exercise of common stock options	109	120	116	169
Repayments of notes payable	(635)	(743)	(546)	(532)
Payments of capital leases	(520)	(2,185)	(1,434)	(3,292)
Proceeds from equipment financing	2,981	1,418	1,167	—
Payments for deferred offering costs	—	(12)	—	(757)

Net cash provided by financing activities	9,843	10,473	11,178	17,382

Net increase in cash and cash equivalents	1,721	583	3,090	4,149

Cash and cash equivalents:
Beginning of period	3,657	5,378	5,378	5,961

End of period	$5,378	$5,961	$8,468	$10,110

Supplemental disclosure of cash flow data:
Cash paid for interest	$415	$501	$407	$728
Cash paid for income taxes	20	89	74	86

Noncash investing and financing activities:
Conversion of related party notes payable to Series A-2 convertible preferred stock	$624	$—	$—	$—
Equipment obtained under capital lease	442	5,455	2,860	3,597
Equipment purchased and unpaid at period end	472	933	54	17
Deferred initial public offering costs incurred but unpaid at period end	—	—	—	160
Conversion of accrued federal fees to note payable, net	—	—	—	3,953

See accompanying notes to consolidated financial statements.

FIVE9, INC.

Notes to Consolidated Financial Statements

1.	Description of Business and Summary of Significant Accounting Policies

Five9, Inc. and its subsidiaries (the “Company”) is a provider of cloud contact center software. The Company was incorporated in Delaware in 2001 and is headquartered in San Ramon, California. The Company has a wholly-owned subsidiary in the Philippines, which provides technical support for the Company’s clients, and a wholly-owned subsidiary in Russia, which primarily performs research and development activities. The Company also has subsidiaries in India and Canada that were dormant as of December 31, 2012 and September 30, 2013.

Basis of Presentation and Liquidity

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). All intercompany transactions and balances have been eliminated in consolidation. As the Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), it can delay the adoption of new accounting standards until those standards would otherwise apply to privately-held companies. However, the Company has elected to comply with all new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth publicly-held companies. Under the JOBS Act, such election is irrevocable. The Company has elected to present two years of audited consolidated financial statements instead of three years as permitted under the JOBS Act in the initial submission of the registration statement for its planned registered initial public offering (“IPO”). The Company will include three years of audited consolidated financial statements in a pre-effective amendment to the registration statement.

The Company has funded its operations since 2008 through convertible preferred stock financings with net proceeds totaling $53,734,000 through September 30, 2013, sales of its solution and debt financing under its credit and leasing agreements. However, the Company has historically incurred losses and negative cash flows from operations. As of September 30, 2013, the Company had an accumulated deficit of $82,164,000. Management of the Company expects that operating losses and negative cash flows from operations will continue through at least December 31, 2013. The Company’s existing sources of liquidity include cash and cash equivalents of $10,110,000 as of September 30, 2013 and an additional $12,500,000 which was borrowed on December 3, 2013 under the line of credit. While management believes that the Company’s existing sources of liquidity are adequate to fund operations through at least December 31, 2013, the Company expects to raise additional debt or equity financing to fund operations until it generates positive cash flows from profitable operations. There can be no assurance that such additional debt or equity financing will be available on terms acceptable to the Company, or at all.

Unaudited Consolidated Interim Financial Information

The accompanying consolidated balance sheet as of September 30, 2013, the interim consolidated statements of operations and comprehensive loss, and cash flows for the nine months ended September 30, 2012 and 2013, the interim consolidated statement of stockholders’ deficit for the nine months ended September 30, 2013, and the related footnote disclosures are unaudited. These unaudited interim financial statements have been prepared in accordance with GAAP on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position as of September 30, 2013 and its results of operations and cash flows for the nine months ended September 30, 2012 and 2013. The results for the nine months ended September 30, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013.

Unaudited Pro Forma Shareholders’ Deficit

Immediately prior to the closing of an IPO, all of the outstanding shares of convertible preferred stock will automatically convert into shares of common stock. In addition, the outstanding convertible preferred stock warrants will automatically be converted into warrants to purchase common stock and the convertible preferred stock warrant liability will be reclassified to additional paid-in capital upon effectiveness of an IPO. The unaudited pro forma stockholders’ deficit information, as set forth in the accompanying consolidated balance sheets, gives effect to the automatic conversion of all outstanding shares of convertible preferred stock and reclassification of the carrying value of the convertible preferred stock warrant liability to additional paid-in capital as of September 30, 2013. The shares of common stock issuable and proceeds expected to be received in the IPO are excluded from such pro forma information.

Use of Estimates

The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The significant estimates made by management affect revenue, the allowance for doubtful accounts, loss contingencies, including the Company’s accrual for federal fees and sales tax liability, accrued liabilities, stock-based compensation, fair value calculations of the convertible preferred stock warrant liability, provision for income taxes and uncertain tax positions. Management periodically evaluates such estimates and they are adjusted prospectively based upon such periodic evaluation. Actual results could differ from those estimates.

Foreign Currency

The functional currency of the Company’s foreign subsidiaries is the U.S. dollar. For these subsidiaries, the monetary assets and liabilities are re-measured into U.S. dollars at the current exchange rate as of the balance sheet date, and all non-monetary assets and liabilities are re-measured into U.S. dollars at historical exchange rates. Revenues and expenses are converted using average rates in effect on a monthly basis. Exchange gains and losses resulting from foreign currency transactions were not significant and are reported in other expense, net for the years ended December 31, 2011 and 2012, and for the nine months ended September 30, 2012 and 2013.

Cash and Cash Equivalents

The Company considers highly liquid instruments with a maturity of three months or less at the date of purchase to be cash equivalents. The Company deposits cash and cash equivalents with financial institutions that management believes are of high credit quality. Cash equivalents consist of money market funds and certificates of deposit with original maturities of three months or less, and are stated at cost plus accrued interest, which approximates fair value. As of December 31, 2011 and 2012, and September 30, 2013, the Company had restricted cash of $700,000 classified in other assets on the accompanying consolidated balance sheets, which related to a letter of credit issued to the Company’s landlord with respect to its lease obligation for its corporate offices. As of September 30, 2013, the Company was also required to maintain $3,500,000 in deposits in connection with its credit agreement with a lender as a compensating balance.

Short-Term Investments

The Company considers all investments with original maturities of more than three months but less than one year to be short-term investments. As of December 31, 2011 and 2012, short-term investments consisted of certificates of deposit with a financial institution with original maturities of twelve months. The carrying values of all of the Company’s short-term investments approximate fair value. Interest and dividends are included in interest income when earned.

Concentration Risks

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist primarily of cash and cash equivalents, short-term investments and accounts receivable. A significant portion of the Company’s cash and cash equivalents is held at one large reputable financial institution. Amounts in excess of insured limits were $8,615,000 and $7,922,000 as of December 31, 2011 and 2012, and $9,014,000 as of September 30, 2013, respectively. The Company has not experienced any losses in such accounts.

As of December 31, 2011 and 2012, and September 30, 2013, no single client represented more than 10% of accounts receivable. For the years ended December 31, 2011 and 2012, and for the nine months ended September 30, 2012 and 2013, no single client represented more than 10% of revenue.

Allowance for Doubtful Accounts

The Company records a provision for doubtful accounts based on historical experience and a detailed assessment of the collectability of its accounts receivable. In estimating the allowance for doubtful accounts, management considers, among other factors, the aging of the accounts receivable, historical write-offs and the credit-worthiness of each client. If circumstances change, such as higher-than-expected defaults or an unexpected material adverse change in a major client’s ability to meet its financial obligations, the Company’s estimate of the recoverability of the amounts due could be reduced by a material amount.

The following table presents the changes in the accounts receivable allowance for bad debt (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(unaudited)
Accounts receivables allowances:
Balance, beginning of period	$9	$23	$23	$54
Add: bad debt expense	51	214	59	29
Less: write-offs, net of recoveries	(37)	(183)	(43)	(72)

Balance, end of period	$23	$54	$39	$11

Property and Equipment, Net

Property and equipment, net is stated at cost less accumulated depreciation and amortization, and is depreciated using the straight-line method over the estimated useful lives of the assets. Computer hardware, software and furniture and fixtures are depreciated over useful lives ranging from three to seven years, and leasehold improvements are depreciated over the respective lease term or useful life, whichever is shorter. Maintenance and repairs are charged to expense as incurred, and improvements and betterments are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the balance sheet and any resulting gain or loss is reflected in the consolidated statement of operations and comprehensive loss in the period realized.

The Company evaluates the recoverability of property and equipment for possible impairment whenever events or circumstances indicate that the carrying amount of such assets or asset groups may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets or asset groups are expected to generate. If such evaluation indicates that the carrying amount of the assets or asset groups is not recoverable, the carrying amount of such assets or asset groups is reduced to fair value. No impairment losses have been recognized in any of the periods presented.

Revenue Recognition

The Company’s revenue consists of subscription services and related usage as well as professional services. The Company charges clients monthly subscription fees for access to the Company’s solution. The monthly subscription fees are primarily based on the number of agent seats, as well as the specific Virtual Contact Center (“VCC”) functionalities and applications deployed by the client. Agent seats are defined as the maximum number of named agents allowed to concurrently access the VCC cloud platform. Clients typically have more named agents than agent seats. Multiple named agents may use an agent seat, though not simultaneously. Substantially all of the Company’s clients purchase both subscriptions and related usage. A small percentage of its clients subscribe to its platform but purchase telephony usage directly from a wholesale telecommunications service provider. The Company does not sell telephony usage on a stand-alone basis to any client. The related usage fees are based on the volume of minutes used for inbound and outbound client interactions. The Company also offers bundled plans, generally for smaller deployments, whereby the client is charged a single monthly fixed fee per agent seat that includes both subscription and unlimited usage in the contiguous 48 states and, in some cases, Canada. Professional services revenue is derived primarily from implementations, including application configuration, system integration, optimization, education and training services. Clients are not permitted to take possession of the Company’s software.

The Company offers both annual and monthly contracts to its clients, with 30 days’ notice required for changes in the number of agent seats, including reducing agent seats to zero. Larger clients typically choose annual contracts, which generally include an implementation and ramp period of several months. Fixed subscription fees (including bundled plans) are billed monthly in advance, while related usage fees are billed in arrears. Support activities include technical assistance for the Company’s solution and upgrades and enhancements to the VCC cloud platform on a when-and-if-available basis, which are not billed separately.

The Company generally requires advance deposits from its clients based on estimated usage when such usage is not billed as part of a bundled plan. Fees for usage are applied against the advance deposit resulting in continuous consumption and therefore requires frequent replenishment of the deposit. Any unused portion of the deposit is refundable to the client upon termination of the arrangement, provided all amounts due have been paid. All fees, except usage deposits, are non-refundable.

Professional services are primarily billed on a fixed-fee basis and are performed by the Company directly, or clients may also choose to perform these services themselves or engage their own third-party service providers.

The Company’s sales arrangements generally involve multiple deliverables, including subscription services and related usage as well as professional services, all of which have stand-alone value to the client. The Company allocates arrangement consideration to these deliverables based on the relative stand-alone selling price method in accordance with the selling price hierarchy, which includes: (i) Vendor Specific Objective Evidence (“VSOE”) if available; (ii) Third-Party Evidence (“TPE”) if VSOE is not available; and (iii) Best Estimate of Selling Price (“BESP”) if neither VSOE nor TPE is available.

VSOE. The Company determines VSOE based on its historical pricing and discounting practices for the specific service when sold separately. In determining VSOE, the Company requires that a substantial majority of the selling prices for these services fall within a reasonably narrow pricing range. The Company limits its assessment of VSOE for each element to either the price charged when the same element is sold separately or the price established by management, having the relevant authority to do so, for an element not yet sold separately. The Company has not met the criteria to establish selling prices based on VSOE.

TPE. When VSOE cannot be established for deliverables in multiple element arrangements, the Company applies judgment with respect to whether it can establish a selling price based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. The Company’s services are significantly differentiated such that the comparable pricing of deliverables with similar functionality cannot be obtained. Furthermore, the Company is unable to reliably determine the stand-alone selling prices of similar deliverables sold by competitors. As a result, the Company has not met the criteria to establish selling prices based on TPE.

BESP. Since the Company is unable to establish a selling price using VSOE or TPE, it uses BESP in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Company would transact a sale if the product or service were sold on a stand-alone basis. The Company determines BESP for deliverables by considering multiple factors including prices it charges for similar offerings, market conditions, competitive landscape and pricing practices. The Company limits the amount of allocable arrangement consideration to amounts that are fixed or determinable and that are not contingent on future performance or future deliverables.

The Company recognizes revenue for each unit of accounting when all of the following criteria have been met:

•	persuasive evidence of an arrangement exists;

•	delivery has occurred;

•	the fee is fixed or determinable; and

•	collection is reasonably assured.

Revenue allocated to the separate accounting units is recognized as follows:

•	fixed subscription revenue is recognized on a straight-line basis over the applicable term, predominantly the monthly contractual billing period;

•	variable usage revenue is recognized as actual usage occurs. Usage revenue in subscription arrangements that include bundled usage is recognized on a straight-line basis over the applicable term, as the Company cannot reliably estimate client usage patterns; and

•	professional services revenue is recognized as services are performed using the proportional performance method, with performance measured based on labor hours, assuming all other revenue recognition criteria have been met.

At the time of each revenue transaction, the Company assesses whether fees under the arrangement are fixed and determinable and whether collection is reasonably assured. For arrangements where the fee is not fixed and determinable, the Company recognizes revenue as these amounts become due and payable. The Company assesses collection based on a number of factors, including past transaction history and the creditworthiness of the client. If the Company determines that collection of fees is not reasonably assured, it defers the revenue and recognizes revenue at such time when collection becomes reasonably assured, which is generally upon receipt of payment. The Company maintains a revenue reserve for potential credits to be issued in accordance with service level agreements or for other revenue adjustments. The revenue recognition standards include guidance relating to any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added and excise taxes. The Company records amounts billed to its clients for USF contributions and other regulatory costs on a gross basis in its consolidated statement of operations and comprehensive loss and records surcharges and sales, use and excise taxes billed to its clients on a net basis. The cost of gross USF contributions payable to USAC and suppliers are presented as a cost of revenue in the consolidated statement of operations and comprehensive loss. Surcharges and sales, use and excise taxes incurred in excess of amounts billed to the Company’s clients are presented in general and administrative expense in the consolidated statement of operations and comprehensive loss.

Cost of Revenue

Cost of revenue consists primarily of fees that the Company pays to telecommunications providers for usage, personnel costs (including stock-based compensation), taxes due to federal agencies on usage fees, costs associated with the Company’s data centers, equipment and related costs and allocated facility costs. Personnel costs included as part of cost of revenue include those associated with support of the Company’s solution, clients and data center operations, as well as with providing professional services. Data center costs include costs to build out and setup, as well as colocation fees for the right to place the Company’s services in data centers owned by third parties.

Research and Development

Research and development expenses consist primarily of costs associated with personnel (including stock-based compensation), third-party contractors and allocated facility costs. Research and development costs are expensed as incurred. The Company reviews development costs incurred for internal-use software in the application development stage and assesses costs for capitalization. As of September 30, 2013, capitalized costs were not material.

Advertising Costs

Advertising costs are expensed as incurred and were $2,951,000, $4,699,000, $3,394,000 and $5,411,000 for the years ended December 31, 2011 and 2012, and for the nine months ended September 30, 2012 and 2013, respectively.

Commissions

Commissions consist of variable compensation earned by sales personnel. Sales commissions associated with the acquisition or renewal of a client contract are recognized as sales and marketing expense as incurred.

Stock-Based Compensation

All stock-based compensation granted to employees and directors is measured as the grant date fair value of the award and recognized in the consolidated statement of operations and comprehensive loss over the requisite service period, which is generally the vesting period. The Company estimates the fair value of stock options using the Black-Scholes option pricing model. Compensation expense is recognized using the straight-line method net of estimated forfeitures.

Compensation expense for stock options granted to non-employees is calculated using the Black-Scholes option pricing model and is recognized in the consolidated statement of operations and comprehensive loss over the service period on a straight-line basis. Compensation expense for non-employee stock options subject to vesting is revalued as of each reporting date until the stock options are vested.

Convertible Preferred Stock Warrant liability

Freestanding convertible preferred stock warrants with provisions that potentially adjust the number of shares to be issued on settlement are classified as a liability on the Company’s consolidated balance sheets. The convertible preferred stock warrant liability is subject to re-measurement at each balance sheet date, and any change in fair value is recognized as a component of other expense, net. The Company will continue to adjust the liability for changes in fair value until the earlier of (i) the exercise or expiration of the warrants or (ii) the completion of a liquidation event, including the completion of an IPO, at which time all convertible preferred stock warrants will be converted into warrants to purchase common stock and the liability will be reclassified to additional paid-in capital.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. The Company records a valuation allowance to reduce its deferred tax assets to the amount of future tax benefit that is more likely than not to be realized. As of December 31, 2011 and 2012, and September 30, 2013, the Company recorded a full valuation allowance against the net deferred tax assets because of its history of operating losses. The Company classifies interest and penalties on unrecognized tax benefits as income tax expense.

Deferred Offering Costs

Deferred offering costs consisted primarily of accounting and legal fees related to the Company’s proposed IPO. There were $929,000 of deferred offering costs included in other assets on the Company’s consolidated balance sheet as of September 30, 2013. Upon completion of the IPO contemplated herein, these amounts will be offset against the proceeds of the offering. If the offering is terminated, the deferred offering costs will be expensed.

Net Loss Per Share

The Company applies the two-class method to calculate basic and diluted net loss per share of common stock as shares of convertible preferred stock are participating securities due to their dividend rights. The two-class method is an earnings allocation method under which earnings per share is calculated for common stock considering a participating security’s rights to undistributed earnings as if all such earnings had been distributed during the period. The Company’s participating securities are not included in the computation of net loss per share in periods of net loss because the preferred shareholders have no contractual obligation to participate in losses.

Indemnification

Certain of the Company’s agreements with clients include provisions for indemnification against liabilities if its services infringe a third-party’s intellectual property rights. To date, the Company has not incurred any material costs as a result of such indemnification provisions and the Company has not accrued any liabilities related to such obligations in the consolidated financial statements as of December 31, 2011 or 2012 or September 30, 2013.

Segment Information

The Company has determined that its Chief Executive Officer is its chief operating decision maker. The Company’s Chief Executive Officer reviews financial information presented on a consolidated basis for purposes of assessing performance and making decisions on how to allocate resources. Accordingly, the Company has determined that it operates in a single reporting segment.

Recently Issued Accounting Pronouncements

In May 2011, updated authoritative guidance to amend existing requirements for fair value measurements and disclosures was issued. The guidance expands the disclosure requirements around fair value measurements categorized in Level 3 of the fair value hierarchy and requires disclosure of the level in the fair value hierarchy of items that are not measured at fair value but whose fair value must be disclosed. It also clarifies and expands upon existing requirements for fair value measurements of financial assets and liabilities as well as instruments classified in stockholders’ equity. The guidance was effective for the year ended December 31, 2012 and was applied prospectively. This new guidance impacts how the Company reports on fair value measurements only, and had no effect on the Company’s results of operations, financial position or liquidity upon the Company’s adoption on January 1, 2012.

In February 2013, the FASB issued Accounting Standards Update (“ASU”) No. 2013-02 “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” ASU No. 2013-02 requires an entity to disaggregate the total change of each component of other comprehensive income either on the face of the income statement or as a separate disclosure in the notes. The new guidance became effective for reporting periods beginning after December 15, 2012 and is applied prospectively. The Company adopted this guidance during the nine months ended September 30, 2013, and the adoption did not have any impact on its financial position, results of operations or cash flows.

In July 2013, the FASB issued a new accounting standard update on the financial statement presentation of unrecognized tax benefits. The new guidance provides that a liability related to an unrecognized tax benefit would be presented as a reduction of a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. The new guidance becomes effective for the Company on January 1, 2014 and it should be applied prospectively to unrecognized tax benefits that exist at the effective date with retrospective application permitted. The Company is currently assessing the impact of this new guidance.

2.	Fair Value Measurements

The Company carries certain financial assets and liabilities consisting of money market funds, certificates of deposit and its convertible preferred stock warrant liability at fair value on a recurring basis. Fair value is based on the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 — Observable inputs which include unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than Level 1 inputs, such as quoted prices for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are based on management’s assumptions, including fair value measurements determined by using pricing models, discounted cash flow methodologies or similar techniques.

The fair value of assets and liabilities carried at fair value was determined using the following inputs (in thousands):

	December 31, 2011

	Total	Level 1	Level 2	Level 3
Assets
Cash equivalents:
Money market funds	$621	$621	$—	$—
Short-term investments:
Certificates of deposit	3,581	—	3,581	—

Total Assets	$4,202	$621	$3,581	$—

Liabilities
Convertible preferred stock warrant liability	$305	$—	$—	$305

	December 31, 2012

	Total	Level 1	Level 2	Level 3
Assets
Cash equivalents:
Money market funds	$992	$992	$—	$—
Short-term investments:
Certificates of deposit	2,490	—	2,490	—

Total Assets	$3,482	$992	$2,490	$—

Liabilities
Convertible preferred stock warrant liability	$1,979	$—	$—	$1,979

	September 30, 2013

	Total	Level 1	Level 2	Level 3
	(unaudited)
Assets
Cash equivalents:
Money market funds	$38	$38	$—	$—
Certificates of deposit	750	—	750	—

Total Assets	$788	$38	$750	$—

Liabilities
Convertible preferred stock warrant liability	$3,156	$—	$—	$3,156

For the years ended December 31, 2011 and 2012, and for the nine months ended September 30, 2013, the Company had no unrealized gains or losses on cash and cash equivalents and short-term investments.

A reconciliation of the convertible preferred stock warrants measured and recorded at fair value on a recurring basis, using significant unobservable inputs (Level 3) is as follows (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(unaudited)
Balance as of beginning of period	$250	$305	$305	$1,979
Changes in fair value of warrants	55	1,674	1,557	1,177

Balance as of end of period	$305	$1,979	$1,862	$3,156

3.	Financial Statement Components

Cash and cash equivalents consisted of the following (in thousands):

	December 31,		September 30,
	2011	2012	2013
			(unaudited)
Cash	$4,757	$4,969	$9,322
Money market funds	621	992	38
Certificates of deposit	—	—	750

Cash and cash equivalents	$5,378	$5,961	$10,110

Accounts receivable, net consisted of the following (in thousands):

	December 31,		September 30,
	2011	2012	2013
			(unaudited)
Trade accounts receivable	$3,072	$5,141	$4,532
Unbilled trade accounts receivable, net of advance customer deposits	481	354	603
Allowance for doubtful accounts	(23)	(54)	(11)

Accounts receivable, net	$3,530	$5,441	$5,124

Property and equipment, net consisted of the following (in thousands):

	December 31,		September 30,
	2011	2012	2013
			(unaudited)
Computer and network equipment	$10,725	$18,330	$18,212
Computer software	477	998	1,233
Development costs	285	285	285
Furniture and fixtures	192	616	789
Leasehold improvements	78	451	539

Property and equipment	11,757	20,680	21,058
Accumulated depreciation and amortization	(7,320)	(9,806)	(9,103)

Property and equipment, net	$4,437	$10,874	$11,955

Depreciation and amortization expense was $1,539,000, $2,624,000, $1,725,000 and $2,902,000 for the years ended December 31, 2011 and 2012, and for the nine months ended September 30, 2012 and 2013, respectively.

Property and equipment capitalized under capital lease obligations consist primarily of computer equipment and were as follows (in thousands):

	December 31,		September 30,
	2011	2012	2013
			(unaudited)
Gross	$3,272	$10,376	$14,163
Less: accumulated depreciation and amortization	(596)	(2,155)	(4,370)

Total	$2,676	$8,221	$9,793

Accrued and other current liabilities consisted of the following (in thousands):

	December 31,		September 30,
	2011	2012	2013
			(unaudited)
Accrued expenses	$952	$1,174	$1,513
Accrued compensation and benefits	1,444	2,296	3,072

Accrued and other current liabilities	$2,396	$3,470	$4,585

4.	Loan and Security Agreement

In March 2013, the Company entered into a loan and security agreement (the “Loan and Security Agreement”) with a lender for a revolving line of credit (the “Revolving Line”) of up to $12,500,000. The Loan and Security Agreement is collateralized by substantially all the tangible assets of the Company. Under the terms of the Revolving Line, the balance outstanding cannot exceed the lesser of (i) $12,500,000 or (ii) an amount equal to the Company’s monthly recurring revenue for the three months prior multiplied by the average Dollar-Based Retention Rate over the prior twelve months, less the amount accrued for the Company’s USF obligation (accrued federal fees). The Revolving Line carries a variable annual interest rate of the prime rate (3.25% as of September 30, 2013) plus 1.25% and matures in March 2015. As of September 30, 2013, there was no outstanding balance on the Revolving Line and there was $12,500,000 of available unused commitment, based on the maximum available advance amount calculated.

The Loan and Security Agreement contains certain covenants, including the requirement that the Company maintain $3,500,000 of cash deposited with the lender for the term of the Loan and Security Agreement. The Company was in compliance with these covenants as of September 30, 2013.

5.	Long-term Debt

Promissory	Note

In July 2013, the Company entered into a promissory note with the Universal Services Administration Company (USAC) for $4,075,000 as a financing arrangement for that amount of accrued federal fees. The promissory note carries a fixed annual interest rate of 12.75%, and is repayable in 42 equal monthly installments of principal and interest payments beginning in August 2013. As of September 30, 2013, $3,797,000 of this promissory note was outstanding, and is included as notes payable in the accompanying consolidated balance sheet (Note 9).

Equipment Financing Line

In February 2010, the Company entered into an equipment loan agreement (“Equipment Loan Agreement”) with a lender for the purposes of financing up to $1,700,000 of its capital equipment needs. Each borrowing against this facility is payable monthly over a three-year period and is collateralized by the specific assets financed by the funds drawn. Interest owed pursuant to each borrowing is determined by the specific monthly loan rate factor in effect for the individual borrowing, which factor is indexed to the yield for U.S. Treasury notes maturing closest to the date 36 months from the commencement of the loan. The monthly loan rate factor in effect at the initial borrowing in February 2010 was 3.33%. In connection with the Equipment Loan Agreement, the lender was issued warrants to purchase 521,000 shares of the Company’s Series A-2 convertible preferred stock (Note 6–Warrant F).

In June 2010, the Equipment Loan Agreement was amended and the available loan amount was increased from $1,700,000 to $2,200,000 with the same terms and conditions as originally set forth. The full loan amount available under the Equipment Loan Agreement was drawn during 2010 and 2011. The principal balance outstanding as of December 31, 2011 and 2012, and as of September 30, 2013 was $1,174,000, $431,000, and $55,000, respectively. These balances are included as notes payable in the accompanying consolidated balance sheets. In connection with the amendment to the Equipment Loan Agreement, the lender was issued warrants to purchase 153,000 shares of the Company’s Series A-2 convertible preferred stock (Note 6–Warrant G).

The Company’s outstanding notes payable were as follows (in thousands):

	December 31,		September 30,
	2011	2012	2013
			(unaudited)
Notes payable	$1,174	$431	$3,852
Less discount associated with warrants	(6)	—	—

Notes payable — net	1,168	431	3,852
Current portion of notes payable	(737)	(415)	(1,079)

Notes payable — net of current portion	$431	$16	$2,773

Maturities of the Company’s notes payable as of December 31, 2012 and September 30, 2013 are as follows (in thousands):

	December 31, 2012	September 30, 2013
		(unaudited)
2013	$415	$283
2014	16	1,073
2015	—	1,200
2016	—	1,296

Total	$431	$3,852

Related Party Notes

In July 2008, the Company issued convertible subordinated notes (the “Notes”) to certain of the convertible preferred stockholders (the “Noteholders”). The Notes, along with accrued interest, could be converted at any time at the option of the Noteholders into either (i) shares of the Company’s series A-2 convertible preferred stock or (ii) into shares of the Company’s capital stock that is most senior in liquidation preference at the time of conversion. In either case, the Notes converted at a price per share equal to the lowest price per share for which such class of stock had been sold by the Company. The Notes accrued interest at a rate of 10% per annum, with interest paid at maturity or, in the event of conversion, the accrued interest was added to and converted with the outstanding principal. The Notes carried an original maturity date of January 15, 2009, which was subsequently extended to January 15, 2011. The Notes, along with accrued interest, converted into 3,832,000 shares of Series A-2 convertible preferred stock in January 2011, pursuant to the original terms of the agreement.

6.	Stockholders’ Deficit

Convertible Preferred Stock

The Company has outstanding Series A-2 convertible preferred stock (“Series A-2”), Series B-2 convertible preferred stock (“Series B-2”), Series C-2 convertible preferred stock (“Series C-2”) and Series D-2 convertible preferred stock (“Series D-2”).

The following table summarizes convertible preferred stock authorized and issued and outstanding as of December 31, 2011 (in thousands):

	Shares authorized	Shares issued and outstanding	Net proceeds	Aggregate liquidation preference
Series A-2	76,859	75,478	$12,157	$12,303
Series B-2	18,566	18,566	7,908	8,000

	95,425	94,044	$20,065	$20,303

The following table summarizes convertible preferred stock authorized and issued and outstanding as of December 31, 2012 (in thousands):

	Shares authorized	Shares issued and outstanding	Net proceeds	Aggregate liquidation preference
Series A-2	76,989	75,478	$12,157	$12,303
Series B-2	18,566	18,566	7,908	8,000
Series C-2	12,903	12,903	11,875	12,000

	108,458	106,947	$31,940	$32,303

The following table summarizes convertible preferred stock authorized and issued and outstanding as of September 30, 2013 (in thousands):

	Shares authorized	Shares issued and outstanding	Net proceeds	Aggregate liquidation preference
Series A-2	76,989	75,478	$12,157	$12,303
Series B-2	18,566	18,566	7,908	8,000
Series C-2	12,903	12,903	11,875	12,000
Series D-2	16,657	15,269	21,794	22,000

	125,115	122,216	$53,734	$54,303

The holders of the Company’s convertible preferred stock have the following rights, preferences and privileges:

Liquidation — In the event of liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, the holders of Series A-2, Series B-2, Series C-2 and Series D-2 are entitled to receive, on an equal priority pari passu basis, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of common stock, an amount per share equal to $0.16, $0.43, $0.93 and $1.44, respectively (subject to adjustment for stock splits, stock dividends, reclassifications and like events), and any declared but unpaid dividends. After the holders’ of convertible preferred stock have received their preference, any remaining assets would be distributed ratably to the holders of convertible preferred stock and common stock on a pro rata and as converted to common stock basis. If upon liquidation, dissolution, or winding up of the Company, the assets available for distribution are insufficient to pay the liquidation preference in full, then the entire proceeds legally available for distribution will be distributed ratably among the holders of the convertible preferred stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive.

A liquidation, dissolution, or winding up of the Company is deemed to have occurred by any merger or consolidation of the Company in which its stockholders immediately prior to the transaction do not retain a majority of the voting power in the surviving corporation, or a sale or transfer of all or substantially all of the Company’s assets.

Conversion — Each share of Series A-2, Series B-2, Series C-2 and Series D-2 is convertible at the option of the holder thereof into the number of fully paid and non-assessable shares of common stock that results from dividing the original issue price by the conversion price in effect at the time of the conversion, subject to adjustments for stock splits, stock dividends, reclassifications and like events. For all series of convertible preferred stock, the conversion price is equal to the original issuance price such that the conversion ratio to common stock is 1:1 as of all periods presented. All series of convertible preferred stock will automatically convert upon (i) the earlier of a firm commitment underwritten IPO of the Company’s common stock where gross proceeds raised by the Company equal or exceed $35,000,000 at a per share price equal to or greater than $2.88 per share (appropriately adjusted) or (ii) the consent of holders holding at least 60% of each series of convertible preferred stock.

The issuance price of each series of convertible preferred stock exceeded the fair value of common stock on the date of issuance and there have been no subsequent adjustments to the conversion prices in the periods presented. Accordingly, no beneficial conversion amounts, measured as the intrinsic value of the conversion feature as of the issuance date, have resulted from issuances of convertible preferred stock.

Voting — The holders of each share of the Company’s convertible preferred stock shall have the right to one vote for each share of common stock into which such convertible preferred stock could be converted. The holders of the Series A-2 shall have the right to elect two members of the board of directors, so long as at least 5,000,000 shares remain outstanding. The holders of the Series B-2 and Series D-2 shall each have the right to elect one member of the board of directors, so long as at least 1,000,000 shares remain outstanding of each. The common stockholders are entitled to elect one member of the board of directors. Two members of the board of directors will be elected by the holders of a majority of the convertible preferred stock, voting as a separate class, and the holders of a majority of the common stock, voting as a separate class.

Dividends — The holders of shares of Series A-2, Series B-2, Series C-2 and Series D-2 are entitled to receive non-cumulative dividends equal to $0.016, $0.043, $0.093 and $0.144 per share, respectively, per annum (as adjusted for stock splits, stock dividends, reclassification and like events) when and if declared by the board of directors and on an equal pari passu basis, in preference to any dividend on shares of common stock. No dividends have been declared to date.

Warrants

Series A-2 Convertible Preferred Stock Warrants — The following table summarizes information about the convertible preferred stock warrants outstanding as of December 31, 2011 and 2012 and September 30, 2013 (shares in thousands):

	Number of Shares	Exercise Price	Expiration
Warrant A	278	$0.163	March 2015
Warrant B	123	0.163	July 2015
Warrant C	123	0.163	February 2015
Warrant D	184	0.163	July 2015
Warrant E	129	0.163	June 2016
Warrant F	521	0.163	February 2020
Warrant G	153	0.163	June 2020

Total convertible preferred stock warrants	1,511

The Company estimates the fair value of each warrant on the date of issuance and at each reporting date using the Black-Scholes option-pricing model and using the assumptions noted in the below table. Expected volatility is based upon the historical and implied volatility of a peer group of publicly traded companies. The expected term of warrants represents the contractual term of the warrants. The risk-free rate for the expected term of the warrants is based on the U.S. Treasury Constant Maturity at the time of issuance. The fair value of the convertible preferred stock warrants at each valuation date was determined using the Black-Scholes option-pricing model with the following assumptions:

	December 31, 2011	December 31, 2012	September 30, 2013
(unaudited)
Fair value of Series A-2	$ 0.29	$ 1.46	$ 2.24
Risk-free interest rate	0.36% to 1.62%	0.25% to 1.18%	0.33% to 2.04%
Expected life	Remaining contractual life	Remaining contractual life	Remaining contractual life
Expected dividends	—	—	—
Volatility	66.0%	55.0%	45.0%

In connection with the closing of an IPO, each of the convertible preferred stock warrants automatically convert into a warrants to purchase shares of common stock on a one-for-one basis.

Common Stock Warrants — As of September 30, 2013, the Company had outstanding warrants to purchase 31 shares of its common stock with an exercise price of $950 per share, which expire on various dates between 2016 and 2017.

Common Stock

Common Stock Reserved for Future Issuance — Shares of common stock reserved for future issuance relate to outstanding convertible preferred stock, warrants and stock options as follows (in thousands):

	December 31, 2012	September 30, 2013
		(unaudited)
Series A-2 convertible preferred stock	75,478	75,478
Series B-2 convertible preferred stock	18,566	18,566
Series C-2 convertible preferred stock	12,903	12,903
Series D-2 convertible preferred stock	—	15,269
Stock options outstanding	22,149	25,918
Stock options available for grant	3,628	3,176
Conversion of convertible preferred stock warrants and common stock warrants	1,511	1,511

Total shares of common stock reserved	134,235	152,821

Stock Option Plans

The Company currently has options issued under two different stock option plans — the 2003 Stock Plan (the “2003 Plan”) and the Amended and Restated 2004 Equity Incentive Plan, as amended (the “2004 Plan”). The 2003 Plan was adopted in June 2003 and terminated with respect to any future option grants in June 2004. The 2004 Plan was adopted in June 2004 and most recently amended in April 2013 to increase the total stock options available for issuance to 44,211,000 to eligible employees, non-employee consultants and directors. Under the terms of the 2004 Plan, the Company has the ability to grant incentive and nonstatutory stock options. Incentive stock options may be granted only to Company employees. Nonstatutory stock options may be granted to Company employees, directors and consultants. Such options are to be exercisable at prices, as determined by the board of directors, generally equal to the fair value of the Company’s common stock at the date of grant and have a term of 10 years. Options granted to employees generally vest over a four-year period, with an initial vesting period of 12 months for 25% of the grant and the remaining 75% of the shares vesting monthly on a ratable basis over the remaining 36 months. Options are exercisable for a maximum period of 10 years after the grant date. Options are exercisable upon vesting and vested options generally expire 90 days after termination of the optionee’s employment or relationship as a consultant or director, unless otherwise extended by the terms of the stock option agreement. Any unvested options or vested but unexercised options are returned to the Company.

As of December 31, 2012, there were options outstanding to purchase 22,149,000 shares of common stock under the 2004 Plan. As of December 31, 2012, 3,628,000 options were available for issuance under the 2004 Plan. As of September 30, 2013, there were options outstanding to purchase 25,918,000 shares of common stock under the 2004 Plan. As of September 30, 2013, 3,176,000 options were available for issuance under the 2004 Plan.

A summary of the Company’s stock option activity as of December 31, 2011 and 2012 and September 30, 2013 is as follows (in thousands, except per share data):

	Number of Shares Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Balance as of December 31, 2011	19,464	$0.12	7.81	$1,754
Options granted (weighted average fair value of $0.31 per share)	6,953	0.55
Options exercised	(2,601)	0.05		550
Options forfeited	(1,667)	0.20

Balance as of December 31, 2012	22,149	0.26	7.69	17,696
Options granted (weighted average fair value of $0.77 per share) (unaudited)	5,709	1.38
Options exercised (unaudited)	(1,131)	0.15		1,206
Options forfeited (unaudited)	(809)	0.79

Balance as of September 30, 2013 (unaudited)	25,918	$0.49	7.47	$30,863

Options vested and expected to vest as of December 31, 2012	20,593	$0.24	7.59	$16,821

Options exercisable as of December 31, 2012	11,174	$0.13	6.46	$10,730

Options vested and expected to vest as of September 30, 2013 (unaudited)	24,319	$0.46	7.37	$29,773

Options exercisable as of September 30, 2013 (unaudited)	13,817	$0.17	6.22	$21,027

The Company has computed the aggregate intrinsic value amounts disclosed in the above tables based on the difference between the original exercise price of the options and management’s estimate of the fair value of the Company’s common stock of $0.17, $1.03 and $1.67 as of December 31, 2011 and 2012, and September 30, 2013, respectively.

The information about common stock options outstanding and exercisable as of December 31, 2012 is summarized as follows (in thousands, except years):

	Options Outstanding		Options Exercisable
Exercise Prices	Number Outstanding	Weighted Average Life (Years)	Number Exercisable	Weighted Average Life (Years)
$0.03 to $0.07	9,434	5.97	8,569	5.87
$0.11 to $0.17	5,797	8.41	2,323	8.30
$0.24 to $0.65	4,473	9.24	266	9.26
$1.03	2,443	9.84	14	9.84
$50.00 to $375.00	2	1.71	2	1.71

	22,149	7.69	11,174	6.46

Stock-based compensation expense for the years ended December 31, 2011 and 2012, and the nine months ended September 30, 2012 and 2013 is as follows (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(unaudited)
Cost of revenue	$17	$60	$50	$127
Research and development	51	154	82	238
Sales and marketing	36	112	38	421
General and administrative	253	138	98	240

Total stock-based compensation	$357	$464	$268	$1,026

As of December 31, 2012, there was $2,327,000 of total unrecognized compensation cost related to unvested stock options. That cost is expected to be recognized over a weighted average period of 3.3 years.

Stock-Based Awards to Employees — All stock-based compensation granted to employees and directors is measured at the grant date fair value of the award. The Company estimated the fair value of its common stock utilizing periodic contemporaneous valuations prepared by an independent third-party appraiser based upon several factors, including its operating and financial performance, progress and milestones attained in its business, and past sales of convertible preferred stock.

The Company estimates the fair value of each option award on the date of grant using the Black-Scholes option-pricing model and using the assumptions noted in the below table. Expected volatility is based upon the historical volatility of a peer group of publicly traded companies. The expected term of options granted is estimated by taking the average of the vesting term and the contractual term of the option. The risk-free rate for the expected term of the options is based on U.S. Treasury zero-coupon issues at the time of grant. The assumptions used to value options granted during the years ended December 31, 2011 and 2012, and the nine months ended September 30, 2012 and 2013 were as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(unaudited)
Expected term (years)	6.1	5.0 to 6.1	5.0 to 6.1	6.1
Volatility	66.0%	60.0%	60.0%	60.0%
Risk-free interest rate	1.2% to 2.5%	0.7% to 1.1%	0.7% to 1.1%	1.0% to 1.8%
Dividend yield	—	—	—	—

The Company recognized employee stock-based compensation expense for the years ended December 31, 2011 and 2012 and for the nine months ended September 30, 2012 and 2013, which was calculated based upon awards ultimately expected to vest, and, thus, this expense was reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Stock-Based Awards to Non-employees — The Company granted options to purchase shares of common stock to non-employees in conjunction with services performed. The Company revalues the unvested portion of stock-based compensation using the Black-Scholes option-pricing model until performance is complete. As a result, the stock-based compensation will fluctuate as the fair value of the Company’s common stock fluctuates. During the years ended December 31, 2011 and 2012, the Company granted options to purchase 1,728,000 and 1,069,000 shares of common stock, respectively, to non-employees in conjunction with services performed. These options were valued at $148,000 and $146,000, for the years ended December 31, 2011 and 2012, respectively, at the time of issuance. The assumptions used to value options granted to non-employees during the years ended December 31, 2011 and 2012 are as follows:

	Year Ended December 31,
	2011	2012
Contractual life (in years)	10.0	10.0
Volatility	66.0%	59.0%
Risk-free interest rate	1.3% to 2.5%	1.7%
Dividend yield	—	—

For the years ended December 31, 2011 and 2012, stock-based compensation expense to non-employees was $254,000 and $83,000, respectively, and is included in total stock-based compensation expense in the table above.

In January 2012, in connection with a change in status from non-employee to employee, 876,000 options granted as non-employee awards commenced being accounted for as employee awards.

7.	Net Loss Per Share and Unaudited Pro Forma Net Loss Per Share

Net Loss Per Share

The Company calculates its basic and diluted net loss per common share in conformity with the two-class method required for participating securities. Basic net loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period, and excludes any dilutive effects of employee stock based awards and warrants. Diluted net income per share is computed giving effect to all potential dilutive common shares, including common stock issuable upon exercise of stock options and warrants. As the Company had net losses for the years ended December 31, 2011 and 2012, and for the nine months ended September 30, 2012 and 2013, all potential common shares were determined to be anti-dilutive.

The following table presents the calculation of basic and diluted net loss per share (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(unaudited)
Net loss	$(7,872)	$(19,334)	$(13,552)	$(22,682)

Weighted average shares used in computing basic and diluted net loss per share	10,538	13,280	13,056	14,665

Basic and diluted net loss per share	$(0.75)	$(1.46)	$(1.04)	$(1.55)

The following securities were excluded from the calculation of diluted net loss per share attributable to common stockholders because their effect would have been anti-dilutive for the periods presented (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(unaudited)
Convertible preferred stock	94,044	106,947	106,947	122,216
Stock options	19,464	22,149	19,980	25,918
Convertible preferred stock warrants and common stock warrants	1,511	1,511	1,511	1,511

Total	115,019	130,607	128,438	149,645

Unaudited Pro Forma Net Loss Per Share

Pro forma basic and diluted net loss per share were computed to give effect to the conversion of the Series A-2, Series B-2, Series C-2 and Series D-2 convertible preferred stock using the as-if converted method into common shares as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later. Also, the numerator has been adjusted to reverse the fair value adjustments related to the convertible preferred stock warrants as they will become warrants to purchase common stock and at such time will no longer require periodic revaluation.

The following table presents the calculation of pro forma basic and diluted net loss per share (in thousands, except per share data):

	Year Ended December 31, 2012	Nine Months Ended September 30, 2013
Net loss	$(19,334)	$(22,682)
Pro forma adjustment to reflect change in fair value of convertible preferred stock warrant liability	1,674	1,177

Pro forma net loss	$(17,660)	$(21,505)

Shares:
Weighted-average shares used in computing basic net loss per share	13,280	14,665
Pro forma adjustment to reflect assumed conversion of redeemable convertible preferred stock to occur upon consummation of the Company’s expected initial public offering	106,947	122,216

Weighted-average shares used in computing basic and diluted pro forma net loss per share	120,227	136,881

Pro forma basic and diluted net loss per share	$(0.15)	$(0.16)

8.	Income Taxes

The following table presents domestic and foreign components of loss before income taxes for the periods presented (in thousands):

	Year Ended
	December 31,
	2011	2012
Domestic	$(7,730)	$(19,493)
Foreign	(78)	221

Loss before provision for income taxes	$(7,808)	$(19,272)

The components of current income tax expense are as follows (in thousands):

	Year Ended
	December 31,
	2011	2012
State	$25	$8
Foreign	39	54

Total provision for income taxes	$64	$62

The Company has not provided for United States income taxes on undistributed earnings of its foreign subsidiaries because it intends to permanently re-invest these earnings outside of the United States. Undistributed earnings of foreign subsidiaries is immaterial for all periods presented.

Income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 35% to pre-tax loss as a result of the following (in thousands):

	Year Ended
	December 31,
	2011	2012
Federal tax at statutory rate	$(2,655)	$(6,552)
Nondeductible expenses	172	670
State taxes	(235)	(191)
Stock-based compensation	—	126
Research and development credit	—	(56)
Other	183	(58)
Valuation allowance	2,599	6,123

Total provision for income taxes	$64	$62

The income tax expense for the nine months ended September 30, 2012 and 2013 differed from amounts computed by applying the U.S. federal income tax rate to pre-tax loss primarily as a result of the valuation allowance recorded against net operating losses generated in the periods.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table presents the significant components of the Company’s deferred tax assets and liabilities for the periods presented (in thousands):

	Year Ended December 31,
	2011	2012
Deferred tax assets:
Net operating loss and credit carryforwards	$10,069	$14,859
Accrued liabilities	2,490	4,484
Allowance for doubtful accounts	8	38
Deferred revenue	383	—
Compensation accruals	218	358
Intangibles	34	30

Gross deferred tax assets	13,202	19,769
Valuation allowance	(12,944)	(19,068)

Net deferred tax assets	$258	$701

Deferred tax liability:
Property and equipment	(258)	(701)

Gross deferred tax liability	(258)	(701)

Net deferred taxes	$—	$—

A valuation allowance is provided for deferred tax assets where the recoverability of the assets is uncertain. The determination to provide a valuation allowance is dependent upon the assessment of whether it is more likely than not that sufficient future taxable income will be generated to utilize the deferred tax assets. Based on the weight of the available evidence, which includes the Company’s historical operating losses, lack of taxable income, and the accumulated deficit, the Company provided a full valuation allowance against the net deferred tax assets. As of December 31, 2012, the Company had net operating loss carryforwards of approximately $38,519,000 for federal income taxes and $29,243,000 for state income taxes. If not utilized, these carryforwards will begin to expire in 2024 for federal purposes and 2014 for state purposes.

As of December 31, 2012, the Company had research and development credit carryforwards of approximately, $502,000 and $617,000 for federal and state income taxes, respectively. If not utilized, the federal carryforwards will begin to expire in various amounts beginning in 2024. The state tax credit can be carried forward indefinitely.

Internal Revenue Code Section 382 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. Currently, the utilization of the net operating loss and tax credit carry forwards is restricted under Internal Revenue Code Section 382. In the event that the Company has a change of ownership, utilization of the net operating loss and tax credit carryforwards may be further restricted.

The Company recognizes in the financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position.

A reconciliation of the beginning and ending amount of unrecognized tax benefits (excluding interest and penalties) for the years ended December 31, 2011 and 2012, is as follows (in thousands):

	December 31,
	2011	2012
Unrecognized benefit — beginning of period	$712	$994
Gross increases — current year tax positions	291	91
Gross decreases — prior year tax positions	(9)	(10)

Unrecognized benefit — end of period	$994	$1,075

The unrecognized tax benefits of $994,000 and $1,075,000 as of December 31, 2011 and 2012, respectively, would have an impact on the Company’s effective tax rate if recognized.

The Company is currently unaware of any uncertain tax positions that could result in significant additional payments, accruals or other material deviation in this estimate over the next 12 months.

The Company is subject to taxation in the United States, various states and several foreign jurisdictions. In general, the Company’s U.S. federal and state income tax returns are subject to examination by tax authorities for years 2003 forward due to tax attributes carryover. The Company’s foreign tax returns are open to audit under the statutes of limitations of the respective foreign countries in which the subsidiaries are located. The Company is not currently under examination in any jurisdiction. The Company considers all undistributed earnings of its foreign subsidiaries indefinitely reinvested.

9.	Commitments and Contingencies

Leases

The Company has operating lease agreements for office, research and development, and sales and marketing facilities in the United States that expire at various dates through 2018. The Company recognizes rent expense on a straight-line basis over the lease term and records the difference between cash rent payments and the recognition of rent expense as a deferred rent liability. Rent expense was $585,000, $1,968,000, $1,436,000 and $1,707,000 for the years ended December 31, 2011 and 2012, and for the nine months ended September 30, 2012 and 2013, respectively.

The Company enters into capital leases to finance data center and other computer and networking equipment.

As of December 31, 2012, approximate remaining future minimum lease payments under non-cancelable leases are as follows (in thousands):

Year ending December 31,	Capital Leases	Operating Leases
2013	$3,951	$1,820
2014	3,063	2,227
2015	1,309	1,805
2016	2	1,770
2017	—	1,691
2018	—	277

Total future minimum lease payment	$8,325	$9,590

Less — amount representing interest	(562)

Total principal	7,763

Capital lease obligation — current portion	(3,572)

Capital lease obligation — net of current portion	$4,191

Hosting Services

The Company has agreements with third parties to provide colocation services for hosting operations. The agreements require payment of a minimum amount per month for a fixed period of time, for which the hosting service provider provides certain guarantees of network availability.

As of December 31, 2012, the future minimum payments under these arrangements are as follows (in thousands):

Year ended December 31,	Hosting Services
2013	$1,159
2014	1,184
2015	1,249
2016	1,094
2017	552

$5,238

Universal Services Fund Liability

During the first quarter of 2012, the Company determined that based on its business activities, it is classified as a telecommunications service provider for regulatory purposes and it should make direct contributions to the USF based on revenues it receives from the resale of interstate and international telecommunications services. Previously, the Company had believed that the telecommunications services were an integral part of an information service that the Company provides via its software and had instead made indirect USF contributions via payments to its wholesale telecommunications service providers. In order to comply with the obligation to make direct contributions, the Company has made a voluntary self-disclosure to the Federal Communications Commission (“FCC”) Enforcement Bureau and has registered with the Universal Service Administrative Company (“USAC”), which is charged by the FCC with administering the USF. The Company has filed exemption certificates with its wholesale telecommunications service providers in order to eliminate its obligation to reimburse such wholesale telecommunications service providers for their USF contributions calculated on services sold to the Company.

The Company’s registration with USAC subjects it to assessments for unpaid USF contributions, as well as interest thereon, due to its late registration and reporting of revenues. The Company will be required to pay assessments for periods prior to the Company’s registration. While the Company is in discussions with the FCC to limit such back assessments to the period 2008 through 2012, it is possible that it will be required to pay back assessments for the period from 2003 through 2007. The Company will also face a regulatory and contractual challenge in seeking recovery or credit for its USF reimbursement payments previously made to its wholesale telecommunications service providers of up to $2,026,000, $3,129,000 and $3,129,000 as of December 31, 2011, 2012, and September 2013, respectively. Finally, the Company is exposed to the potential assessment by the FCC of monetary penalties due to its past failure to recognize its obligation as a USF contributor. The Company believes it may be able to reduce such penalties as a result of the Company’s voluntary self-disclosure.

In July 2013, the Company and USAC agreed to a financing arrangement for the undisputed portion of the unpaid USF contributions and related interest for the periods 2008 through 2012 whereby the Company issued to USAC a promissory note payable of $4,075,000. The repayment terms of the promissory note payable are disclosed in Note 5. As of September 30, 2013, the balance of the promissory note payable is $3,797,000 and included in the notes payable amounts on the consolidated balance sheets. In addition to the promissory note payable, the Company had an accrued liability for USF contributions and related interest and penalties of $4,859,000, $8,104,000 and $4,269,000 included in accrued federal fees on the consolidated balance sheets as of December 31, 2011 and 2012, and September 30, 2013, respectively, of which $803,000 pertains to periods prior to 2008. For the years ended December 31, 2011 and 2012, and for the nine months ended September 30, 2012 and 2013, the Company incurred expenses related to its USF obligations of $1,991,000, $3,245,000, $2,551,000 and $3,009,000, respectively, which was recorded as a charge to cost of revenue. No amounts related to the potential recovery or credit of USF contributions paid by the Company to its wholesale telecommunications service providers was recognized in the accompanying consolidated financial statements.

State and Local Taxes and Surcharges

During 2011, the Company conducted an analysis of the taxability of sales of its subscription services. It was determined that the Company’s activities may be asserted by a number of states to create nexus and thus an obligation to collect sales taxes on sales of subscriptions to clients in certain states. Prior to April 2012, the Company did not collect sales taxes related to these sales from its clients. In April 2012, the Company commenced collecting and remitting sales taxes on sales of subscription services in all applicable states. As of December 31, 2011 and 2012, and September 30, 2013, the Company had an accrued sales tax liability related to its sales of subscriptions of $604,000, $105,000 and $77,000, respectively.

During 2013, the Company further analyzed its activities and determined it may be obligated to collect and remit various state and local taxes and surcharges on its usage-based fees. The Company has not remitted state and local taxes on usage-based fees in any of the periods presented. As of December 31, 2011 and 2012, and September 30, 2013, the Company accrued a sales tax liability for this contingency of $1,588,000, $3,195,000 and $4,693,000, respectively. For the years ended December 31, 2011 and 2012, and for the nine months ended September 30, 2012 and 2013, the Company recorded general and administrative expense related to its estimated sales tax liability on usage-based fees of $1,588,000, $1,607,000, $1,126,000 and $1,499,000, respectively. The Company’s estimate of the probable loss incurred under this contingency is based on analysis of the source location of its usage-based fees and the regulations and rules in each state.

Legal Matters

The Company is involved in various legal and regulatory matters arising from the normal course of business activities. In management’s opinion, resolution of these matters is not expected to have a material impact on the Company’s consolidated results of operations, cash flows, or its financial position. However, depending on the nature and timing of any such dispute, an unfavorable resolution of a matter could materially affect the Company’s future consolidated results of operations, cash flows, or financial position in a particular period.

The Company recognizes general and administrative expense for legal fees in the period the services are provided.

Patent Infringement Lawsuit

The Company is currently involved in one lawsuit as a defendant. In April 2012, a telecom solutions company named the Company in a patent infringement lawsuit in the U.S. District Court for the Eastern District of Texas seeking a permanent injunction, damages and attorneys’ fees. The Company responded to the complaint and preliminary injunction request by asserting noninfringement and invalidity of the patent. In March 2013, the court granted the Company’s motion to transfer the case to the U.S. District Court for the Northern District of California. The Company has investigated the claims alleged in the complaint and believes that it has good defenses to the claims, and has not accrued a loss related to this matter as the Company does not believe that it is probable that a loss will be incurred. The Company is unable to estimate a possible loss or range of losses at this time.

Indemnification Agreements

In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to clients, vendors, lessors, business partners and other parties with respect to certain matters, including, but not limited to, losses arising out of breach of such agreements, services to be provided by the Company or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with its directors, officers and certain employees that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers or employees. No demands have been made upon the Company to provide indemnification under such agreements and thus there are no claims that the Company is aware of that could have a material effect on the Company’s consolidated balance sheet, consolidated statement of operations and comprehensive loss, consolidated statements of comprehensive loss, or consolidated statements of cash flows.

10.	Retirement Plans

The Company has a 401(k) plan to provide tax deferred salary deductions for all eligible employees. Participants may make voluntary contributions to the 401(k) plan, limited by certain Internal Revenue Service restrictions. The Company is responsible for the administrative costs of the 401(k). The Company does not match employee contributions.

11.	Related Party Transactions

One of the Company’s directors had a minority ownership interest in one of the Company’s data warehousing vendors. The Company incurred expenses to this vendor of $459,000 and $258,000 for the year ended December 31, 2012, and for the nine months ended September 30, 2013.

12.	Geographical Information

Revenue by geographical location has been determined based on client billing address and has been estimated based on the amounts billed to clients during the period.

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(unaudited)
United States	$39,273	$57,185	$41,103	$53,569
International	3,915	6,637	4,448	6,920

Total revenue	$43,188	$63,822	$45,551	$60,489

The following table summarizes total long-lived assets in the respective locations (in thousands):

	Year Ended December 31,		Nine Months Ended September 30, 2013
	2011	2012
			(unaudited)
United States	$4,341	$10,364	$11,426
International	96	510	529

Total long-lived assets	$4,437	$10,874	$11,955

13.	Subsequent Events

On October 18, 2013 (the “Acquisition Date”), the Company acquired Face It, Corp., referred to as SoCoCare, to add social engagement and mobile customer care applications. The total purchase consideration was $15,102,000, which included $2,965,000 of cash, 5,723,012 shares of common stock valued at $12,133,000, and 87,402 options to purchase common stock, which added $4,000 to the purchase consideration. Of the shares of common stock included in the purchase consideration, 1,212,575 shares were withheld in order to indemnify the Company from certain losses that may arise from any inaccuracies or breach of any of Face It, Corp.’s covenants, representations and warranties as of the Acquisition Date.

The total purchase price has been preliminarily allocated to the assets acquired and the liabilities assumed based upon their fair values as of the Acquisition Date as set forth below. The actual allocation of the purchase price may differ once the Company completes its final analysis. The excess of the purchase price over the net assets acquired has been recorded as goodwill, and represents Face It, Corp.’s assembled workforce, the know-how of its employees and the business development initiatives that allow Face It, Corp. to acquire new customers, create new technologies and generate revenue. The following table summarizes the estimated fair values of the assets and liabilities assumed at the Acquisition Date (unaudited, in thousands):

Tangible assets acquired	$178
Intangible assets:
Developed technology	2,460
Customer relationships	520
Domain names	50
Non-compete agreements	140
Goodwill	11,867
Liabilities	(113)

Total purchase price	$15,102

As part of the Company’s acquisition of Face It, Corp., it amended its Loan and Security Agreement and borrowed a $5,000,000 term loan (the “Term Loan”) to be used for acquisition related costs. Monthly interest-only payments are due on the advance at the prime rate plus 1.50% through September 2014. Principal and interest payments are due in equal monthly installments from October 2014 through the maturity of the Term Loan in March 2017. In connection with the Term Loan, the Company issued a warrant to purchase 52,054 shares of its Series D-2 convertible preferred stock at an exercise price of $1.44 a share. The Term Loan amendment increased the Company’s cash deposit requirements with the lender from $3,500,000 to $5,500,000 for the duration of the Term Loan.

During October and November 2013, the Company entered into additional capital lease agreements for commitments totaling $299,000 for capital equipment. All leases are payable in 36 equal monthly payments.

In October and November 2013, the Company’s board of directors granted options to purchase a total of 3,710,000 shares of common stock.

In November 2013, the board of directors of the Company approved an increase of 3,320,426 shares of common stock authorized to be issued under the Company’s 2004 Plan.

In December 2013, the Company borrowed the full amount available of $12.5 million under its revolving line of credit.

We have evaluated subsequent events from the balance sheet date through December 6, 2013, the date at which the consolidated financial statements as of December 31, 2012 and September 30, 2013 were available to be issued.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors

and Stockholders of

Face It, Corp.

Report on Financial Statements

We have audited the accompanying financial statements of Face It, Corp. (also doing business as SoCoCare, Hyfiniti, Hold-Free Networks, and InAppCare) (the Company), which comprise the balance sheets as of December 31, 2011 and 2012, and the related statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and December 31, 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Moss Adams LLP

Campbell, California

January 16, 2014

Face It, Corp.

Balance Sheets

(in thousands, except share and per share data)

	December 31,		September 30, 2013
	2011	2012
			(unaudited)
Assets
Current assets:
Cash	$2,890	$1,192	$240
Accounts receivable	–	15	66
Prepaid expenses and other current assets	4	7	14

Total current assets	2,894	1,214	320
Property and equipment, net	9	6	5

Total assets	$2,903	$1,220	$325

Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$2	$4	$20
Accrued expenses and other current liabilities	23	55	174
Due to related party	–	1	–
Deferred rent, current portion	2	13	8
Customer advances	60	–	–
Deferred revenue, current portion	135	9	27

Total current liabilities	222	82	229
Due to related party, net of current portion	–	–	500
Deferred rent, net of current portion	–	4	–

Total liabilities	222	86	729

Stockholders' equity (deficit):
Common stock $0.001 par value: 50,000,000 shares authorized at December 31, 2011 and 2012 and September 30, 2013 (unaudited); 41,852,885 shares issued and outstanding at December 31, 2011 and 2012 and September 30, 2013 (unaudited)	11	11	11
Additional paid-in capital	3,220	3,223	3,228
Accumulated deficit	(550)	(2,100)	(3,643)

Total stockholders’ equity (deficit)	2,681	1,134	(404)

Total liabilities and stockholders’ equity (deficit)	$2,903	$1,220	$325

The accompanying notes are an integral part of these financial statements.

Face It, Corp.

Statements of Operations

(in thousands)

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(unaudited)	(unaudited)
Net revenue	$173	$365	$310	$128

Costs and expenses:
Cost of revenue (exclusive of depreciation and amortization shown separately below)	29	144	104	135
Sales and marketing	52	552	390	652
Research and development	388	1,120	846	692
General and administrative	44	102	56	187
Depreciation and amortization	2	2	1	1

Loss from operations	(342)	(1,555)	(1,087)	(1,539)

Other income (expense):
Interest expense	(61)	–	–	(5)
Other income (expenses)	1	5	4	1

Total other income (expense)	(60)	5	4	(4)

Net loss	$(402)	$(1,550)	$(1,083)	$(1,543)

The accompanying notes are an integral part of these financial statements.

Face It, Corp.

Statement of Stockholders’ Equity (Deficit)

(in thousands, except share data)

	Common stock		Additional paid-in capital	Accumulated deficit	Total stockholders' equity (deficit)
	Shares	Amount
Balances at December 31, 2010	27,785,808	$—	$66	$(148)	$(82)
Issuance of common stock	11,322,870	11	2,514	—	2,525
Conversion of 2010 Notes	502,055	—	112	—	112
Conversion of 2011 Notes	2,242,152	—	503	—	503
Issuance of stock warrants	—	—	25	—	25
Net loss	—	—	—	(402)	(402)

Balances at December 31, 2011	41,852,885	11	3,220	(550)	2,681

Issuance of stock warrants	—	—	3	—	3
Net loss	—	—	—	(1,550)	(1,550)

Balances at December 31, 2012	41,852,885	11	3,223	(2,100)	1,134

Stock-based compensation (unaudited)	—	—	5	—	5
Net loss (unaudited)	—	—	—	(1,543)	(1,543)

Balances at September 30, 2013 (unaudited)	41,852,885	$11	$3,228	$(3,643)	$(404)

The accompanying notes are an integral part of these financial statements.

Face It, Corp.

Statements of Cash Flows

(in thousands)

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(unaudited)	(unaudited)
Cash used in operations
Net loss	$(402)	$(1,550)	$(1,083)	$(1,543)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation	2	3	1	1
Stock-based compensation	—	—	—	5
Issuance of stock warrants	25	3	3	—
Non-cash interest expense	67	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	—	(15)	—	(51)
Prepaid expenses and other current assets	(4)	(3)	2	(7)
Accounts payable	(5)	2	(1)	16
Due to related party	—	1	—	(1)
Accrued expenses and compensation	16	32	(4)	119
Customer advances	—	(60)	(60)	—
Deferred revenue	105	(122)	(114)	18
Deferred rent	2	11	9	(9)

Net cash used in operations	(194)	(1,698)	(1,247)	(1,452)

Cash flows from investing activities:
Purchases of property and equipment	(2)	—	—	—

Net cash used in investing activities	(2)	—	—	—

Cash flows from financing activities:
Proceeds from issuance of debt	500	—	—	500
Proceeds from issuance of common stock	2,500	—	—	1,550
Repurchase of common stock	—	—	—	(1,550)

Net cash provided by financing activities	3,000	—	—	500

Net increase (decrease) in cash and cash equivalents	2,804	(1,698)	(1,247)	(952)
Cash and cash equivalents at beginning of period	86	2,890	2,890	1,192

Cash and cash equivalents at end of period	$2,890	$1,192	$1,643	$240

Non-cash financing and investing activities
Conversion of convertible notes and accrued interest into common stock	$615	$—	—	$—
Discount on convertible notes	$(52)	$—	—	$—

The accompanying notes are an integral part of these financial statements.

FACE IT, CORP.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2012 AND 2011

AND THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012 (UNAUDITED)

1.	NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Face It, Corp. (also doing business as SoCoCare, Hyfiniti, Hold-Free Networks, and InAppCare – collectively, the “Company”), was incorporated in the state of Nevada as Face It, Inc. in 2009. The Company later changed the name of the business to Face It, Corp. The Company develops and markets cloud-based customer contact solutions focused on social media and mobile applications to provide sophisticated customer interactions and provide users with useful analytics to enhance the customer experience. The Company is headquartered in San Diego, California, and began operations in April 2009 and exited the development stage in 2012.

Basis of Presentation — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates — The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Certain Significant Risks and Uncertainties — The Company is subject to those risks common in technology-driven markets, including, but not limited to, ability to obtain additional financing, advances and trends in new technologies and industry standards, changes in certain strategic relationships or customer relationships, market acceptance of the Company’s products, litigation or other claims against the Company, the hiring, training, and retention of key employees, new product introductions by competitors, and regulatory environment.

Unaudited Interim Financial Information — The accompanying balance sheet and statement of stockholders’ equity (deficit) as of September 30, 2013, and the statements of operations, and cash flows for the nine months ended September 30, 2012 and 2013 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position as of September 30, 2013 and results of operations and cash flows for the nine months ended September 30, 2012 and 2013. The financial data and the other information disclosed in these notes to the financial statements related to the nine month period is unaudited. The results of the nine months ended September 30, 2012 and 2013 are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2013 or for any other interim period or other future year.

Cash — Cash consists of cash maintained in checking and savings accounts.

Concentration of Credit Risk — Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist primarily of cash and accounts receivable. A significant portion of the Company’s cash is held at one large reputable financial institution. Amounts in excess of insured limits were $2,600,000 and $900,000 as of December 31, 2011 and 2012, respectively. There was no amount in excess of insured limits as of September 30, 2013 (unaudited). The Company has not experienced any losses in such accounts. The Company sells its services mostly to customers in North America.

Total revenues from customers that were 10% or greater of the respective total as of or for the years ended December 31, 2011 and 2012, and for the nine months ended September 30, 2012 and 2013 are as follows:

	Revenue
	For the period ended
	December 31,				September 30,
Customer	2011		2012		2012		2013
					(unaudited)
A	71%		*	%	*	%	* %
B	29%		38%		30%		46%
C	*	%	59%		67%		30%
D	*	%	*	%	*	%	12%

Total accounts receivable from customers that were 10% or greater of the respective total as of or for the years ended December 31, 2011 and 2012, and for the nine months ended September 30, 2013 are as follows:

	Accounts Receivable
	As of
	December 31,				September 30,
Customer	2011		2012		2013
					(unaudited)
B	*	%	100%		39%
D	*	%	*	%	37%
E	*	%	*	%	21%

*	Amount did not exceed 10% of total revenues or accounts receivable during the respective year.

Property and Equipment, net — Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Maintenance and repairs are charged to expense as incurred, and improvements and betterments are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the balance sheet and any resulting gain or loss is reflected in the statement of operations in the period realized. The Company’s fixed assets consist primarily of furniture and fixtures and are depreciated over their useful life of five years.

Revenue Recognition —The Company’s revenue consists of license, subscription and related usage as well as professional services. Revenue from subscription and related usage consists of fixed plan subscription fees for the delivery and support of the Company’s hosted services through one of its main platforms: SoCoCare, InAppCare, and Hold-Free Networks, and variable usage-based fees. Professional services revenue may include development, implementation and training services.

The Company recognizes revenue when all of the following criteria have been met:

•	Persuasive evidence of an arrangement exists;

•	Delivery has occurred;

•	The fee is fixed or determinable; and

•	Collection is reasonably assured.

Access to and support for the Company’s platforms are based on monthly user-based subscription fees, varying based on specific functionalities and services. Fixed subscription fees are primarily billed in advance on a monthly basis, while related usage fees are billed monthly in arrears. Support services include technical assistance for the Company’s solution and upgrades and enhancements on a when-and-if available basis, which are not billed separately.

In cases where the developed software functions exclusively within the Company’s hosted environment or when the customer has not taken title to the developed software (“Software-as-a- Service”, or “SaaS arrangements”), subscription fees are recognized ratably over the applicable term and variable usage-based fees are recognized as incurred. Typically, subscriptions automatically renew unless prior notice of cancellation is given by the customer. These fees are non-refundable, with the exception of some cases where credits may be given against usage-based fees for unplanned downtime. The Company does not have a history of providing such credits, so no reserve has been established.

At the time of each revenue transaction, the Company assesses whether fees under the arrangement are fixed or determinable and whether collection is reasonably assured. The Company assesses collection based on a number of factors, including past transaction history with the customer and the creditworthiness of the customer. If the Company determines that collection of fees is not reasonably assured, it defers the revenue and recognizes revenue at the time collection becomes reasonably assured, which is generally upon receipt of payment.

The Company’s subscription service arrangements may involve multiple deliverables, including hosted services and related usage, which have stand-alone value to the customer, and professional services most commonly consisting of implementation and training. The Company has concluded that the implementation and training services do not have stand-alone value to the customer and are considered one unit of accounting.

For SaaS arrangements, the Company allocates revenue to the separate accounting units as follows:

•	Fixed subscription revenue is recognized on a straight line basis over the applicable term, generally contractual monthly terms;

•	Variable usage revenue is recognized as actual usage occurs as there is no additional obligation to the Company when billed;

•	Professional services are recognized at the longer of the contractual term or estimated customer relationship period as these services do not have stand-alone value to the customer.

In instances where the customer is entitled to take title of licensed software and the customer-owned software can function in environments other than the Company’s hosted service, such arrangements (“Software Arrangements”) are subject to accounting under ASC 985-605, Software Revenue Recognition.

For Software Arrangements, assuming all revenue recognition criteria have been met, the Company allocates revenue to the separate accounting units as follows:

•	License fees are recognized upfront;

•	For maintenance and support services, the Company employs the stated maintenance renewal rate method to establish Vendor Specific Objective Evidence (“VSOE”) of fair value for these services; and

•	Maintenance and support services are deferred at the stated renewal rate and are recognized ratably over the contract term.

When contracts include acceptance clauses or when the Company has agreed to deliver software that is not yet generally available or requires further development prior to delivery, the Company defers all revenue under the arrangement until all products have been delivered and accepted by the customer.

The Company typically includes a warranty provision in its contracts for the functionality of the hosted solutions and workmanship of professional services. The Company does not have a history of claims under its warranty provision, and accordingly, has not recorded a warranty reserve.

Cost of Revenue — Costs of revenue consists primarily of payments to third-party providers for leases of data centers and servers, personnel costs associated with customer care and support of the Company’s solution and data center operations, and for those employees providing application configuration, system integration, and education and training services to customers.

Research and Development — Research and development expenses include costs associated with the maintenance and ongoing development of the Company’s technology, including compensation and employee benefits associated with the Company’s engineering and research and development departments, as well as costs for contracted services, supplies, and allocated facility costs. The Company reviews costs incurred in the application development stage and assesses such costs for capitalization. As of September 30, 2013, there were no capitalized costs.

Sales and Marketing — Sales and marketing expenses consist primarily of compensation and employee benefits of sales and marketing personnel and related support teams, certain advertising costs, travel, trade shows, marketing materials, and allocated facility costs.

General and Administrative — General and administrative expenses include facility costs, executive and administrative compensation and benefits, depreciation, professional service fees, insurance costs, and other general overhead costs.

Advertising Costs — The Company advertises its services primarily via online advertising. Costs associated with these advertising efforts are expensed as incurred in selling and marketing expense on the accompanying statements of operations, and were $23,000 and $4,000 for the years ended December 31, 2011 and 2012, respectively, and $4,000 (unaudited) and $3,000 (unaudited) for the nine months ended September 30, 2012 and 2013, respectively.

Stock-Based Compensation — The Company measures compensation expense for all stock-based payment awards, including stock options granted to employees, based on the estimated fair values on the date of grant. The fair value of each stock option granted is estimated using the Black-Scholes option pricing model. Stock-based compensation is recognized on a straight-line basis over the requisite service period, net of estimated forfeitures.

Common Stock Warrants — Freestanding and detachable warrants are valued based on their respective fair value or relative fair value on the issuance dates, estimated using the Black-Scholes option pricing model. These warrants have been evaluated and classified as equity on the Company’s balance sheets.

Beneficial Conversion Features — Embedded conversion features that are in-the-money at the date of issuance are measured at intrinsic value and recorded as a reduction in the carrying amount of the related instrument and amortized as additional interest expense through the maturity date or the earliest date of conversion.

Income Taxes — The Company accounts for income taxes using an asset and liability approach. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Operating loss and tax credit carryforwards are measured by applying currently enacted tax laws. Valuation allowances are provided when necessary to reduce net deferred tax assets to an amount that is more likely than not to be realized. As of December 31, 2011 and 2012 and as of September 30, 2013 (unaudited), the Company provided a full valuation allowance against its net deferred tax assets.

The Company recognizes the tax effects of an uncertain tax position only if it is more likely than not to be sustained based solely on its technical merits as of the reporting date then only in an amount more likely than not to be sustained upon review by the tax authorities. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes.

Recently Issued Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. This newly issued accounting standard requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions executed under a master netting or similar arrangement and was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on its financial position. This ASU is required to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. As this accounting standard only requires enhanced disclosure, the adoption of this standard is not expected to impact the Company’s financial position or results of operations.

2.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net as of December 31, 2011 and 2012, and September 30, 2013 consisted of the following (in thousands):

	December 31,		September 30, 2013
	2011	2012
			(unaudited)
Furniture and fixtures	$12	$12	$12
Less: accumulated depreciation	(3)	(6)	(7)

Net property and equipment	$9	$6	$5

3.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued and other current liabilities as of December 31, 2011 and 2012, and September 30, 2013 consisted of the following (in thousands):

	December 31,		September 30, 2013
	2011	2012
			(unaudited)
Accrued compensation	$—	$13	$90
Accrued contractor expenses	6	8	1
Legal and other professional services		34	78
Accrued interest	—	—	5
Other accrued expenses	17	—	—

Total	$23	$55	$174

4.	CONVERTIBLE NOTES AND DETACHABLE WARRANTS

2010 Note – In January 2010, the Company issued a convertible note (the “2010 Note”) with an underlying principal value of $100,000. The 2010 Note accrued simple interest at an annual rate of 7%, had a maturity date of September 30, 2012 and was convertible at the price paid by investors in the next equity financing (“Next Equity Financing”) as defined under the 2010 Note agreement.

In connection with the issuance of the 2010 Note, the Company issued a warrant to purchase common stock at a price determined in the Next Equity Financing. Upon issuance, the warrant was determined to have a fair value of $33,000 using the Black-Scholes option valuation model, which was recorded as a discount against the 2010 Note. The 2010 Note discount and the $33,000 intrinsic value of the beneficial conversion feature of the warrant were being amortized into interest expense using the effective interest method.

In October 2011, the Company completed the “Next Equity Financing” with the issuance of 11,322,870 shares of common stock for gross proceeds of approximately $2,525,000. On the same date, the 2010 Note, including accrued interest, was converted into 502,055 shares of common stock. In addition to the conversion, a warrant for 224,215 shares of common stock was issued pursuant to the original terms of the warrant arrangement.

2011 Note – In September 2011, the Company issued a convertible note (“2011 Note”) to a shareholder of the Company with an underlying principal value of $500,000. The 2011 Note accrued simple interest at an annual rate of 8%, had a maturity date of August 31, 2012 and was convertible into shares of common stock at a conversion price of $0.23, which was the fair market value of the Company’s common stock on the date of issuance.

In October 2011, the 2011 Note, including accrued interest, was converted into 2,242,152 shares of common stock, pursuant to the original terms of the agreement.

5.	LONG TERM RELATED PARTY DEBT

In August 2013, the Company entered into a loan agreement with a lender that allowed for term debt draws of up to $1.5 million. Under the terms of the agreement, the total principal outstanding, accrued interest of 12% per year and a financing fee of up to $3.0 million is due in August 2015 and the loan is collateralized by all of the Company’s assets. In September 2013, the lender entered into a stock purchase agreement with the Company and consequently is a related party.

As of September 30, 2013, the entire $500,000 (unaudited) outstanding under the loan agreement was classified as non-current in the accompanying balance sheet.

6.	STOCKHOLDERS’ DEFICIT

Common Stock — As of December 31, 2011 and 2012, and September 30, 2013 (unaudited), the Company had 50,000,000 shares of common stock authorized and 41,852,885 shares of common stock issued and outstanding, respectively. In addition to common stock outstanding, shares of common stock are reserved for future issuance related to outstanding warrants and stock options as follows:

	December 31, 2012	September 30, 2013
		(unaudited)
Stock options outstanding	—	709,646
Stock options available for grant	—	5,484,928
Exercise of common stock warrants	948,754	948,754

Total Shares Reserved	948,754	7,143,328

Stock Option Plans — The Company currently has options issued under its 2013 Equity Incentive Plan (the “2013 Plan”). The 2013 Plan was adopted in July 2013 and a total of 6,194,574 common shares were made available for issuance to eligible employees, non-employee consultants, and directors. Under the terms of the 2013 Plan, the Company has the ability to grant the following types of Stock Awards: (i) Incentive Stock Options, (ii) Nonstatutory Stock Options, (iii) Stock Appreciation Rights, (iv) Restricted Stock Awards, (v) Restricted Stock Unit Awards and (vi) Other Stock Awards. Options generally vest over a four-year period, with an initial vesting period of 12 months for 25% of the grant and the remaining 75% of the shares vesting monthly on a ratable basis over the remaining 36 months. Options are exercisable for a maximum period of 10 years after the grant date. Options are exercisable upon vesting and vested options generally expire 90 days after termination of the optionee’s employment or relationship as a consultant or director, unless otherwise extended by the terms of the stock option agreement. Any unvested options or vested but unexercised options are returned to the Company.

A summary of the Company’s stock option activity as of September 30, 2013 is as follows (no options were granted prior to December 31, 2012):

	Number of Shares Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life	Aggregate Intrinsic Value
			(Years)	(in thousands)
Balance at December 31, 2012	—

Options granted (weighted average fair value of $0.06 per share (unaudited)	709,646	$0.11		$—

Options exercised (unaudited)	—
Options forfeited (unaudited)	—

Balance at September 30, 2013 (unaudited)	709,646	$0.11	6.08	$—

	Number of Shares Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life	Aggregate Intrinsic Value
			(Years)	(in thousands)
Options vested and expected to vest—December 31, 2012	—	—	—	—
Options exercisable—December 31, 2012	—	—	—	—
Options vested and expected to vest—September 30, 2013 (unaudited)	709,646	$0.11	6.08	$—
Options exercisable— September 30, 2013 (unaudited)	58,438	$0.11	6.08	$—

The Company has computed the aggregate intrinsic value amounts disclosed in the above tables based on the difference between the original exercise price of the options and management’s estimate of the fair value of the Company’s common stock of $0.11 as of September 30, 2013 (unaudited).

The information about common stock options outstanding and exercisable at September 30, 2013 (unaudited), is summarized as follows:

	Options Outstanding		Options Exercisable
Exercise Price	Number of Shares Outstanding	Weighted-Average Life (in Years)	Number of Shares Exercisable	Weighted-Average Life (in Years)
$ 0.11	709,646	6.08	58,438	6.08

For the 9 months ended September 30, 2013, the Company recorded approximately $5,000 (unaudited) as stock-based compensation expense. At September 30, 2013, there was approximately $40,000 (unaudited) of total unrecognized compensation cost related to unvested stock options. That cost is expected to be recognized over a weighted average period of 3.30 years.

Stock-based compensation expense for the nine months ended September 30, 2013 is as follows (in thousands):

Nine Months Ended September 30, 2013
(unaudited)
Cost of revenue	$1
Sales and marketing	2
Research and development	1
General and administrative	1

Total	$5

Stock-Based Awards to Employees — All options granted were intended to be exercisable at a price per share not less than fair market value of the shares of the Company’s stock underlying those options on their respective dates of grant. The Company estimated the fair value of its common stock utilizing valuations based on actual transactions involving the Company’s common stock.

The Company estimates the fair value of each option award on the date of grant using the Black-Scholes option pricing model and using the assumptions noted in the below table. Expected volatility is based upon the historical volatility of a peer group of publicly traded companies. The expected term of options granted is estimated by taking the average of the vesting term and the contractual term of the option. The risk-free rate for the expected term of the options is based on the U.S. Treasury Constant Maturity at the time of grant. The assumptions used to value options granted during the nine months ended September 30, 2013 were as follows:

Nine Months Ended September 30, 2013
(unaudited)
Expected term (years)	6.08
Volatility	60%
Risk-free interest rate	1.93%
Dividend yield	—

The Company recognized employee stock-based compensation expense for the nine months ended September 30, 2013 calculated based upon awards ultimately expected to vest, thus expense has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Common Stock Warrants — As of December 31, 2011 and 2012, and September 30, 2013 (unaudited), the Company had outstanding warrants to purchase 923,754, 948,754, and 948,754 shares of common stock, respectively, with exercise prices ranging from $0.001 to $0.223 per share, and with expiration dates between 2017 to 2021.

The Company estimated the fair value of each warrant on the date of issuance using the Black-Scholes option pricing model, which management determines approximates fair value, using the assumptions noted in the below table. Expected volatility is based upon the historical volatility of a peer group of publicly traded companies. The expected term of warrants represents the contractual term of the warrants. The risk-free rate for the expected term of the warrants is based on the U.S. Treasury Constant Maturity at the time of issuance.

The following table summarizes the valuation assumptions and other information related to all common stock warrants outstanding at September 30, 2013:

	Warrant A	Warrant B	Warrant C	Warrant D	Warrant E
Issuance Date	9/30/2011	9/30/2011	10/17/2011	11/17/2011	8/30/2012
Number of shares	263,823	285,808	224,215	149,908	25,000
Exercise price	$0.001	$0.001	$0.001	$0.223	$0.223
Expiration Date	September 2021	September 2021	March 2018	November 2021	August 2017
Expected term (years)	10.0	10.0	6.4	10.0	5.0
Volatility	66%	66%	66%	66%	55%
Risk-free interest rate	1.92%	1.92%	1.37%	1.96%	0.66%
Dividends	0%	0%	0%	0%	0%
Fair value per share on date of issuances	$ 0.001	$ 0.001	$0.222	$ 0.163	$ 0.105

7.	INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table presents the significant components of the Company’s deferred tax assets and liabilities for the periods presented (in thousands):

	December 31,
	2011	2012
Deferred tax assets:
Net operating loss and credit carryforwards	$79	$720
Accrued liabilities	1	7

Gross deferred tax assets	80	727

Valuation allowance	(79)	(726)

Net deferred tax assets	1	1

Deferred tax liability:
Fixed assets	(1)	(1)
Gross deferred tax liability	(1)	(1)

Net deferred tax assets	$—	$—

A valuation allowance is provided for deferred tax assets where the recoverability of the assets is uncertain. The determination to provide a valuation allowance is dependent upon the assessment of whether it is more likely than not that sufficient future taxable income will be generated to utilize the deferred tax assets. Based on the weight of the available evidence, which includes the Company’s historical operating losses, lack of taxable income, and the accumulated deficit, the Company provided a full valuation allowance against the deferred tax assets resulting from the tax loss and credits carried forward. As of December 31, 2012, the Company had net operating loss carryforwards of approximately $1.8 million for federal income taxes and $1.7 million for state income taxes. If not utilized, these carryforwards will begin to expire in 2030 for both federal and state purposes.

As of December 31, 2012, the Company had research and development credit carryforwards of approximately, $1,000 and $0 for federal and state income taxes, respectively. If not utilized, the federal carryforwards will begin to expire in various amounts beginning in 2030. The state tax credit can be carried forward indefinitely.

Internal Revenue Code Section 382 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. In the event that the Company had a change of ownership, utilization of the net operating loss and tax credit carryforwards may be restricted.

The Company recognizes in the financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position.

A reconciliation of the beginning and ending amount of unrecognized tax benefits (excluding interest and penalties) for the periods presented, is as follows (in thousands):

	December 31,
	2011	2012
Unrecognized benefit – beginning of period	$1	$1
Gross increases – current year tax positions	—	—
Gross decreases – prior year tax positions	—	—

Unrecognized benefit – end of period	$1	$1

The unrecognized tax benefits of approximately $1,000 and $1,000 as of December 31, 2011 and 2012, respectively, would have an impact on the Company’s effective tax rate if recognized.

The Company’s policy is to record interest and penalties related to unrecognized tax benefits as income tax expense. At December 31, 2012 and 2011 the Company had no cumulative interest and penalties related to the uncertain tax position.

The Company is currently unaware of any uncertain tax positions that could result in significant additional payments, accruals, or other material deviation in this estimate over the next 12 months.

The Company’s federal and state returns are open to audit under the statute of limitations for all years presented in these financial statements due to unutilized net operating loss carryovers from such years.

8.	COMMITMENTS AND CONTINGENCIES

Leases — The Company has operating lease agreements for office, data center, research and development, and sales and marketing space in the United States that expire at various dates through 2014. The Company recognizes rent expense on a straight-line basis over the lease term and records the difference between cash rent payments and the recognition of rent expense as a deferred rent liability. Rent expense was approximately $8,000 and $158,000 for the years ended December 31, 2011 and 2012, respectively, and $119,000 (unaudited) and $150,000 (unaudited) for the nine months ended September 30, 2012 and 2013, respectively.

Approximate remaining future minimum lease payments under non-cancelable leases as of December 31, 2012, were as follows (in thousands):

Year ending December 31,	Operating Leases
2013	$234
2014	67

Total minimum lease payments	$301

9.	SUBSEQUENT EVENTS

Subsequent events have been evaluated from December 31, 2012 through January 16, 2014.

Increase in authorized common shares – In October 2013, the Company increased the authorized common shares for issuance from 50,000,000 to 55,000,000; increasing the total number of authorized shares from 100,000,000 to 105,000,000 shares.

Issuance of stock awards – In October 2013, the Company issued 4,202,500 stock awards to certain persons and entities in exchange for services provided to the Company and 174,908 stock awards to certain persons in exchange for the cancellation of warrants previously issued to those persons under the terms of the 2013 Equity Incentive Plan at an exercise price of $0.223 per share.

Sale of the Company – In October 2013, 100% of the Company’s assets and liabilities were acquired by Five9, Inc. (“Five9”) in exchange for consideration of approximately $16,089,000. The purchase consideration consisted of cash of $2,941,000 and Five9 common stock and options for common stock valued at $13,148,000.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Effective October 18, 2013, Five9, Inc. (“the Company”) completed an acquisition of Face It, Corp., also referred to as SoCoCare, a privately-held company that provides social engagement and mobile customer care applications.

The following unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805 “Business Combinations” (“ASC 805”) and with the assumptions and adjustments described in the accompanying notes to the unaudited pro forma combined condensed financial statements. There are no significant differences between the accounting policies of the Company and Face It, Corp. The total cost of the acquisition has been preliminarily allocated to the assets acquired and the liabilities assumed based upon their respective fair values as determined by the Company. The actual allocation of the purchase price and the resulting effect on income may differ from the unaudited pro forma amounts included herein, once the Company completes its final analysis. In addition, the pro forma condensed combined financial statements do not include the realization of any cost savings from operating efficiencies, synergies or other restructurings resulting from the acquisition. Therefore, the actual amounts recorded as of the completion of the transaction and thereafter may differ from the information presented herein.

The unaudited pro forma condensed combined financial statements are based on the respective historical consolidated financial statements and the accompanying notes of the Company and Face It, Corp. The unaudited pro forma condensed combined balance sheet is based on historical balance sheets of the Company and Face It, Corp. and has been prepared to reflect the acquisition as if it had been consummated on September 30, 2013. The unaudited pro forma condensed combined statements of operations assume that the acquisition took place as of January 1, 2012, the first day of the Company’s 2012 fiscal year.

The unaudited pro forma condensed combined financial statements are based on the assumptions set forth in the notes to such statements. The unaudited pro forma adjustments made in connection with the development of the unaudited pro forma information have been made solely for purposes of developing such unaudited pro forma information for illustrative purposes necessary to comply with the disclosure requirements of the Securities and Exchange Commission. The unaudited pro forma condensed combined financial statements do not purport to be indicative of the results of operations for future periods or the combined financial position or the results that actually would have been realized had the entities been a single entity during these periods.

The unaudited pro forma condensed combined financial statements should be read in conjunction with the Company’s historical consolidated financial statements and notes thereto included in the Company’s amended Form S-1, as well as the historical consolidated financial statements and accompanying notes thereto of Face It, Corp. included in the amended Form S-1.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2013

(In thousands)

	Five9, Inc. as of September 30, 2013	Face It, Corp. as of September 30, 2013	Pro Forma Adjustments		Pro Forma Combined
ASSETS
Current Assets:
Cash and cash equivalents	$10,110	$240	$2,059	(1)	$12,409
Accounts receivable, net	5,124	66	—		5,190
Prepaid expenses and other current assets	1,592	14	—		1,606

Total current assets	16,826	320	2,059		19,205
Property and equipment, net	11,955	5	(5)	(2)	11,955
Intangible assets	—	—	3,320	(3)	3,320
Goodwill	—	—	12,499	(4)	12,499
Other assets	2,092	—	—		2,092

Total assets	$30,873	$325	$17,873		$49,071

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities:
Accounts payable	$3,159	$20	$—		$3,179
Accrued and other current liabilities	4,585	182	319	(5)	5,086
Accrued federal fees — current portion	4,269	—	—		4,269
Sales tax liability	77	—	—		77
Notes payable — current portion	1,079	—	—		1,079
Capital lease — current portion	4,768	—	—		4,768
Deferred revenue	4,594	27	(27)	(6)	4,594

Total current liabilities	22,531	229	292		23,052
Sales tax liability	4,693	—			4,693
Notes payable — Less current portion	2,773	500	4,415	(7)	7,688
Capital leases — Less current portion	4,704	—	—		4,704
Preferred stock warrant liability	3,156	—	85	(8)	3,241
Other liabilities	776	—	—		776

Total liabilities	38,633	729	4,792		44,154
Stockholders’ Equity (Deficit):
Convertible preferred stock	53,734	—	—		53,734
Common stock, $0. 001 par value	15	11	(5)	(9)	21
Additional paid-in capital	20,655	3,228	9,914	(9)	33,797
Accumulated deficit	(82,164)	(3,643)	3,172	(9)	(82,635)

Total stockholders’ equity (deficit)	(7,760)	(404)	13,081		4,917

Total liabilities and stockholders’ equity	$30,873	$325	$17,873		$49,071

See accompanying notes

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2012

(in thousands)

	Five9, Inc. Year Ended December 31, 2012	Face It, Corp. Year Ended December 31, 2012	Pro forma adjustments			Pro forma combined
Revenues	$63,822	$365	$—			$64,187
Cost of revenues	39,306	144	373	(a	)	39,823

Gross profit	24,516	221	(373)			24,364
Operating expenses:
Research and development	13,217	1,120	—			14,337
Sales and marketing	16,808	552	104	(b	)	17,464
General and administrative	11,546	104	57	(c	)	11,707

Total operating expenses	41,571	1,776	161			43,508

Loss from operations	(17,055)	(1,555)	(534)			(19,144)
Other income (expense), net:
Interest expense	(557)	—	(238)	(d	)	(795)
Change in fair value of convertible preferred stock warrant liability	(1,674)	—	—	(e	)	(1,674)
Other income, net	14	5	—			19

Other income (expense), net	(2,217)	5	(238)			(2,450)
Loss before income taxes	(19,272)	(1,550)	(771)			(21,594)
Provision for income taxes	62	—	—	(f	)	62

Net loss	$(19,334)	$(1,550)	$(771)			$(21,656)

Net loss per share:
Basic and diluted	$(1.46)					$(1.11)

Weighted average shares used for calculations:
Basic and diluted	13,280					19,480

See accompanying notes

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

(in thousands)

	Five9, Inc. Nine Months Ended September 30, 2013	Face It, Corp. Nine Months Ended September 30, 2013	Pro forma adjustments			Pro forma combined
Revenues	$60,489	$128	$—			$60,617
Cost of revenues	36,161	135	280	(a	)	36,576

Gross profit	24,328	(7)	(280)			24,041
Operating expenses:
Research and development	12,679	692	—			13,371
Sales and marketing	20,338	652	78	(b	)	21,068
General and administrative	12,100	188	(236)	(c	)	12,052

Total operating expenses	45,117	1,532	(158)			46,491

Loss from operations	(20,789)	(1,539)	(122)			(22,449)
Other income (expense), net:
Interest expense	(666)	(5)	(178)	(d	)	(849)
Change in fair value of convertible preferred stock warrant liability	(1,177)	—	—	(e	)	(1,177)
Other income, net	19	1	—			20

Other income (expense), net	(1,824)	(4)	(178)			(2,006)
Loss before income taxes	(22,613)	(1,543)	(300)			(24,455)
Provision for income taxes	69	—	—	(f	)	69

Net loss	$(22,682)	$(1,543)	$(300)			$(24,524)

Net loss per share:
Basic and diluted	$(1.55)					$(1.18)

Weighted average shares used for calculations:
Basic and diluted	14,665					20,865

See accompanying notes

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

NOTE 1.    BASIS OF PRO FORMA PRESENTATION

On October 18, 2013, the Company acquired Face It, Corp. to add social engagement and mobile customer care applications. Upon acquisition, Face It, Corp. merged into a wholly-owned subsidiary of the Company. The total purchase consideration, which was valued at $16,089,000, included $2,941,000 of cash, 6,200,022 shares of common stock valued at $13,144,000 and 87,402 options for common stock, which added $4,000 to the purchase consideration and has an immaterial impact on the pro forma condensed combined financial statements. Of the shares of common stock included in the purchase consideration, 1,212,575 shares were withheld in order to indemnify the Company from certain losses that may arise from any inaccuracies or breach of any of Face It, Corp.’s covenants, representations and warranties as of the acquisition date. The Company incurred costs of $574,000 directly related to the acquisition of Face It, Corp., which were expensed as incurred.

Under the acquisition method of accounting, the total purchase price is allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values as of the date of acquisition. The valuation of these tangible and identifiable intangible assets and liabilities is subject to further management review, including certain valuations that have not been completed as of the date of this filing. Further adjustments to these estimates may be included in the final allocation of the purchase price of Face It, Corp. Accordingly, the pro forma purchase price adjustments are preliminary and have been made solely for the purpose of providing the unaudited pro forma condensed combined financial statements. The final purchase price accounting is expected to be completed by March 31, 2014.

The excess of the purchase price over the tangible and identifiable intangible assets acquired and liabilities assumed has been allocated to goodwill.

The preliminary allocation of the purchase price estimated at the acquisition date is as follows (dollars in thousands):

Tangible assets acquired	$172
Intangible assets:
Developed technology	2,610
Customer relationships	520
Domain names	50
Non-compete agreements	140
Goodwill	12,698
Liabilities	(101)

Net assets acquired	$16,089

Identifiable intangible assets

The fair value of the acquired developed technology was determined by discounting the estimated net future cash flows of the technology. The fair value of the acquired customer relationships was determined based on the estimated costs to replace such relationships. The fair value of the acquired domain names was determined by estimating a benefit from owning the asset rather than paying a royalty to a third party for the use of the asset. The fair value of the non-compete agreements was determined by estimating the cost savings of having these agreements in place. These estimates are based on a preliminary valuation and are subject to further review by management. The following table sets forth the components of these intangible assets and their estimated useful lives (dollars in thousands):

	Estimated Fair Value	Estimated Useful Life
Developed technology	$2,610	7 years
Customer relationships	520	5 years
Domain names	50	5 years
Non-compete agreements	140	3 years

Total	$3,320

NOTE 2.    PRO FORMA ADJUSTMENTS

The following is a description of pro forma adjustments reflected in the unaudited pro forma condensed combined financial statements:

Balance Sheet

1. Cash and Cash Equivalents

The pro forma adjustments to cash reflects the use of cash to acquire Face It, Corp. of $2,701,000 and the gross proceeds of $5,000,000 from a term loan received by the Company for the acquisition of Face It, Corp. and related costs.

2. Property and Equipment, net

Adjustment to state the assets at fair value.

3. Intangible Assets

The adjustment reflects the preliminary estimated fair value of Face It, Corp.’s identifiable intangible assets (see “Note 1, Basis of Pro Forma Presentation”).

4. Goodwill

The adjustment reflects the goodwill associated with this transaction, which is defined as a preliminary estimate of the excess of the purchase price over the historical net assets of Face It, Corp., as adjusted to reflect estimates of fair value (see “Note 1, Basis of Pro Forma Presentation”). Also included is an adjustment of approximately $200,000, which relates to the total difference between the net assets acquired on October 17, 2013, as compared to the pro forma net assets as of September 30, 2013.

5. Accrued and other current liabilities

The total adjustment of $319,000 reflects (i) $509,000 related to estimated unpaid non-recurring acquisition-related costs such as legal, accounting, valuation and other expenses associated with the acquisition, which the Company has incurred or expects to incur subsequent to September 30, 2013, less (ii) $175,000 related to cash the Company paid to settle Face It, Corp.’s accrued liability for acquisition related costs as part of the purchase consideration, (iii) $9,000 related to accrued interest on Face It, Corp.’s outstanding note payable that the Company paid off as part of the purchase consideration, and (iv) $6,000 for other immaterial adjustments to state the liabilities at fair value.

6. Deferred Revenue

Immaterial adjustment to state at fair value.

7. Notes payable—less current portion

The total adjustment of $4,415,000 reflects (i) $5,000,000 of funds received from the Company’s term loan taken out for the acquisition and related costs, (ii) less an $85,000 discount on the term loan representing the fair value of a warrant issued with the loan, and (iii) the Company’s payoff of Face It, Corp.’s $500,000 note payable as part of the total purchase consideration at the closing date of the acquisition.

8. Preferred stock warrant liability

The adjustment reflects the fair value of the warrant for Series D-2 preferred stock issued in conjunction with the term loan the Company entered into for the acquisition and its related costs.

9. Stockholders’ Equity (Deficit)

The total adjustment of $13,081,000 reflects (i) $13,148,000 related to common shares and options issued by the Company as purchase consideration, plus (ii) $404,000 from the elimination of Face It, Corp.’s shareholders’ deficit, minus (iii) $471,000 in estimated non-recurring acquisition-related costs such as legal, accounting, valuation, and other professional services and expenses associated with the acquisition, which the Company has incurred or expects to incur subsequent to September 30, 2013.

Statement of Operations

a. Cost of Revenue

The adjustment reflects the amortization for acquired technology, which will be recognized in the statement of operations using a straight-line method over a term of 7 years. The pro forma amortization expense resulting from the $2,610,000 acquisition of identifiable intangible assets with definite lives was $373,000 for the year ended December 31, 2012 and $280,000 for the nine months ended September 30, 2013.

b. Sales and Marketing

The adjustment reflects the amortization for the customer relationships acquired, which will be recognized in the statement of operations using a straight-line method over a term of 5 years. The pro forma amortization expense resulting from the $520,000 acquisition of identifiable intangible assets with definite lives was $104,000 for the year ended December 31, 2012 and $78,000 for the nine months ended September 30, 2013.

c. General and Administrative

The adjustment reflects (i) the amortization for the domain names acquired, which will be recognized in the statement of operations using a straight-line method over a term of 5 years, (ii) the amortization for the non-compete intangible assets, which will be recognized in the statement of operations using a straight-line method over a term of 3 years, and (ii) the reduction of direct transaction-related costs of $278,000 for the nine months ended September 30, 2013. The pro forma amortization expense resulting from amortization of identifiable intangible assets with definite lives was $57,000 for the year ended December 31, 2012 and $43,000 for the nine months ended September 30, 2013.

d. Interest Expense

The adjustment reflects the interest expense associated with the Company’s $5,000,000 term loan agreement which relates to the acquisition. The term loan carries a variable interest rate of prime rate plus 1.50%. The interest rate used to compute the pro forma interest expense adjustment was 4.75%, which was the rate in effect upon borrowing. An increase in the interest rate by 0.0125% would increase the interest expense by $4,000 and $3,000 for the year ended December 31, 2012 and the nine months ended September 30, 2013, respectively.

e. Pro forma adjustments

For the revaluation and related amortization of the warrant issued in conjunction with the term loan was not made as it was not deemed feasible and not expected to be material.

f. Income Taxes

There is no income tax impact because the pro forma adjustments would impact the net deferred tax assets in the United States which have a corresponding full valuation allowance.

Simplicity for the business user.
Rich functionality for the enterprise.
Create powerful customer connections.

Make the move to the Five9 cloud.

                   Shares

Common Stock

Prospectus

J.P. Morgan	Barclays	BofA Merrill Lynch

Pacific Crest Securities	Canaccord Genuity	Needham & Company

                                 , 2014

Part II: Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the issuance and distribution of the shares of common stock being registered. All amounts shown are estimates except for the SEC registration fee, FINRA filing fee and the exchange listing fee.

Amount to be paid
SEC registration fee	$	*
FINRA filing fee	$	*
Printing and engraving expense	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Blue sky fees and expenses	$	*
NYSE listing fees	$	*
Transfer agent fees and expenses	$	*
Miscellaneous expenses	$	*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our current amended and restated certificate of incorporation limits the liability of our directors for monetary damages for a breach of fiduciary duty as a director to the fullest extent permitted by the Delaware General Corporation Law. Consequently, our directors are not personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for (i) any breach of their duty of loyalty to our company or our stockholders; (ii) any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law; (iii) unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or (iv) any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law. We expect to adopt a new amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain similar provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law.

Our current amended and restated bylaws provide that we (i) will indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or, while a director or officer, is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and (ii) must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by us. We expect to adopt new amended and restated bylaws, which will become effective immediately prior to the completion of this offering, which will contain similar provisions that limit the liability of our directors and officers.

We have entered into indemnification agreements with our directors, executive officers and certain other officers pursuant to which they are provided indemnification rights that are broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements generally require us, among other things, to indemnify our directors, executive officers and certain other officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors, executive officers and certain other officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and officers. Prior to the completion of this offering, we expect to enter into new indemnification agreements with each of our directors, executive officers and certain other officers which will contain similar provisions.

The limitation of liability and indemnification provisions that are expected to be included in our new amended and restated certificate of incorporation, amended and restated bylaws and the indemnification agreements that we enter into with our directors, executive officers and certain other officers may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made for breach of fiduciary duty or other wrongful acts as a director or executive officer and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law. Prior to the completion of this offering, we will enter into additional insurance arrangements to provide coverage to our directors and executive officers against loss arising from claims relating to public securities matters.

The underwriting agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act and otherwise.

Item 15. Recent Sales of Unregistered Securities.

Except as set forth below, in the three years preceding the filing of this registration statement, we have not issued any securities that were not registered under the Securities Act.

Preferred Stock Issuances

On January 12, 2011, the Registrant sold 18,565,794 shares of its series B-2 preferred stock to twelve accredited investors at a purchase price per share of $0.4309 for aggregate gross proceeds of approximately $8.0 million.

On April 4, 2012, the Registrant sold 12,903,226 shares of its series C-2 preferred stock to twelve accredited investors at a purchase price per share of $0.9300 for aggregate gross proceeds of approximately $12.0 million.

On April 26, 2013, the Registrant sold 15,269,294 shares of its series D-2 preferred Stock to thirteen accredited investors at a purchase price per share of $1.4408 for aggregate gross proceeds of approximately $22.0 million

On October 18, 2013, the Registrant issued a warrant to purchase 52,054 shares of series D-2 preferred stock to an accredited investor in connection with amending its credit agreement.

Stock Plan-Related Issuances

From January 1, 2011 through December 31, 2013, the Registrant granted to its directors, employees, consultants and other service providers options to purchase an aggregate of 24,648,745 shares of common stock under the Registrant’s 2004 Plan at exercise prices ranging from $0.13 to $2.53 per share, for an aggregate exercise price of approximately $25.8 million.

From January 1, 2011 through December 31, 2013, the Registrant issued and sold to its directors, employees, consultants and other service providers an aggregate of 7,169,286 shares of common stock upon the exercise of options under the 2004 Plan at exercise prices ranging from $0.03 to $1.67 per share, for an aggregate purchase price of approximately $0.9 million.

On October 18, 2013, the Registrant issued options to purchase an aggregate of 87,402 shares of its common stock to three individuals in connection with its acquisition of all the outstanding shares of SoCoCare.

Stock Issued in Connection with Acquisition

On October 18, 2013, the Registrant issued 4,478,013 shares of its common stock to fifteen individuals and entities that were accredited investors in connection with its acquisition of all the outstanding shares of SoCoCare. The securities issued in connection with the SoCoCare acquisition were offered and sold in reliance upon an exemption from registration pursuant to Section 4(2) of the Securities Act in a transaction not involving a public offering. The Company made the determination that the exemption from registration provided by Section 4(2) of the Securities Act was available based on the representations of the investors which included, that each such investor was an “accredited investor” within the meaning of Rule 501 of Regulation D and that (i) such investor was acquiring the securities for its own account for investment and not with a view to, or for resale in connection with, any distribution within the meaning of the Securities Act, (ii) such investor agreed not to sell or otherwise transfer the securities unless they are registered under the Securities Act or an exemption or exemptions from such registration are available, (iii) such investor had the capacity to protect his or her own interests in connection with the purchase of the securities by virtue of his or her business or financial expertise or that of his or her professional advisors, and (iv) such investor was aware of the Company’s business affairs and financial condition and acquired sufficient information about the Company to reach an informed and knowledgeable decision to acquire the securities.

The issuances of options, shares upon the exercise of options, preferred stock and common stock described above were deemed exempt from registration under Section 4(2) of the Securities Act, and in certain circumstances, in reliance on Rule 701 promulgated thereunder as transactions by an issuer not involving a public offering or as transactions pursuant to compensatory benefit plans and contracts relating to compensation. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. The recipients of securities in the transactions exempt under Section 4(2) of the Securities Act represented that they were accredited investors and that they were acquiring the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the stock certificates and instruments issued in such transactions.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit number	Description

1.1*	Form of Underwriting Agreement.

2.1§#¯	Agreement and Plan of Merger, dated as of October 18, 2013, by and among the Registrant, Five9 Nevada Inc., Five9 Acquisition LLC, Face It, Corp. and the representative listed therein.

3.1¯	Amended and Restated Certificate of Incorporation, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation, to be in effect upon the completion of this offering.

3.3¯	Amended and Restated Bylaws, as currently in effect.

3.4*	Form of Amended and Restated Bylaws, to be in effect upon the completion of this offering.

4.1*	Form of Common Stock Certificate.

4.2¯	Eighth Amended and Restated Stockholders’ Agreement, dated October 18, 2013, among the Registrant and certain holders of its capital stock.

4.3¯	Form of Warrant to purchase shares of series A-2 preferred stock.

4.4¯	Warrant to purchase shares of series D-2 preferred stock issued to City National Bank.

4.5¯	Form of Warrant to purchase shares of common stock.

5.1*	Opinion of Jones Day.

10.1*+	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2+¯	Employment Agreement between the Registrant and Michael Burkland.

10.3*+	Offer Letter between the Registrant and Barry Zwarenstein and amendment.

10.4+¯	Offer Letter between the Registrant and Dan Burkland and amendment.

10.5+¯	Offer Letter between the Registrant and Tom Schollmeyer and amendment.

10.6+¯	Offer Letter between the Registrant and David Milam and amendment.

10.7+¯	Offer Letter between the Registrant and Moni Manor.

10.8+¯	Five9, Inc. 2004 Equity Incentive Plan and related form agreements.

10.9*+	Five9, Inc. 2014 Equity Incentive Plan and related form agreements.

10.10*+	Five9, Inc. 2014 Employee Stock Purchase Plan.

10.11*+	2013 Bonus Plan.

10.12¯	Office Lease for Bishop Ranch Building, dated December 16, 2011, between the Registrant and Alexander Properties Company.

10.13¯	Loan and Security Agreement, dated March 8, 2013, by and between the Registrant and City National Bank.

10.14¯	First Amendment to Loan and Security Agreement, dated as of October 18, 2013, by and between the Registrant and City National Bank.

10.15¯	Equipment Loan Agreement, dated February 23, 2010, between the Registrant and Atel Capital Group.

Exhibit number	Description

10.16¯	Equipment Lease Agreement, dated October 27, 2011, between the Registrant and Cisco Systems Capital Corporation.

10.17¯	Equipment Lease Agreement, dated November 8, 2012, between the Registrant and Winmark Capital Corporation.

10.18¯	Equipment Lease Agreement, dated December 16, 2010, between the Registrant and Fountain Partners.

10.19¯	Equipment Lease Agreement, dated November 1, 2010, between the Registrant and Hewlett-Packard Financial Services.

10.20§¯	Master Space Agreement, dated November 1, 2012, between the Registrant and Quality Investment Properties Metro, LLC.

10.21§¯	Addendum to Master Space Agreement, dated January 2, 2013, between the Registrant and Quality Investment Properties Metro, LLC.

10.22§¯	Master License and Service Agreement, dated November 1, 2011, between the Registrant and Coresite Coronado Stender, L.L.C. and Coresite Services, Inc.

10.23¯	Promissory Note, dated July 16, 2013, between the Registrant and Universal Service Administrative Company.

16.1*	Letter from Deloitte & Touche LLP to the Securities and Exchange Commission.

21.1*	Subsidiaries of the Company.

23.1*	Consent of KPMG LLP, independent registered public accounting firm.

23.2*	Consent of Moss Adams LLP, independent auditors.

23.3*	Consent of Jones Day (included in Exhibit 5.1).

24.1*	Power of Attorney (see the signature page to this Registration Statement on Form S-1).

¯	Previously filed.

*	To be filed by amendment.

§	Portions of this exhibit will be omitted pending a determination by the Securities and Exchange Commission as to whether these portions should be granted confidential treatment.

#	Pursuant to Item 601(b)(2) of Regulation S-K, the Registrant agrees to furnish supplementally a copy of any omitted exhibit or schedule to the Securities and Exchange Commission upon request.

+	Indicates management contract or compensatory plan.

(b) Financial Statement Schedules

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto. See the Index to Financial Statements included on page F-1 for a list of the financial statements and schedules included in this registration statement.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Ramon, State of California, on the          day of             , 2014.

FIVE9, INC.

By:
Michael Burkland Chief Executive Officer and President

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Michael Burkland and Barry Zwarenstein, and each of them, severally, his or her true and lawful attorneys-in-fact and agents with the power to act, with or without the other, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in his or her capacity as a director or officer or both, as the case may be, of the Company, to sign (i) any and all amendments (including post-effective amendments) to this Registration Statement, (ii) any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and (iii) all documents or instruments necessary, appropriate or desirable to enable the Company to comply with the Securities Act, other federal and state securities laws and other applicable United States and other laws in connection with this offering, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing whatsoever necessary, appropriate or desirable to be done in and about the premises, as fully to all intents and purposes as he or she might or could do or cause to be done in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

Michael Burkland	Director, Chief Executive Officer and President (Principal Executive Officer)

Barry Zwarenstein	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Jack Acosta	Director

Kimberly Alexy	Director

Jayendra Das	Director

David DeWalt	Director

Signatures	Title	Date

Mitchell Kertzman	Director

David Welsh	Director

Tim Wilson	Director

Robert Zollars	Director

EXHIBIT INDEX

Exhibit number	Description

1.1*	Form of Underwriting Agreement.

2.1§#¯	Agreement and Plan of Merger, dated as of October 18, 2013, by and among the Registrant, Five9 Nevada Inc., Five9 Acquisition LLC, Face It, Corp. and the representative listed therein.

3.1¯	Amended and Restated Certificate of Incorporation, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation, to be in effect upon the completion of this offering.

3.3¯	Amended and Restated Bylaws, as currently in effect.

3.4*	Form of Amended and Restated Bylaws, to be in effect upon the completion of this offering.

4.1*	Form of Common Stock Certificate.

4.2¯	Eighth Amended and Restated Stockholders’ Agreement, dated October 18, 2013, among the Registrant and certain holders of its capital stock.

4.3¯	Form of Warrant to purchase shares of series A-2 preferred stock.

4.4¯	Warrant to purchase shares of series D-2 preferred stock issued to City National Bank.

4.5¯	Form of Warrant to purchase shares of common stock.

5.1*	Opinion of Jones Day.

10.1*+	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2+¯	Employment Agreement between the Registrant and Michael Burkland.

10.3*+	Offer Letter between the Registrant and Barry Zwarenstein and amendment.

10.4+¯	Offer Letter between the Registrant and Dan Burkland and amendment.

10.5+¯	Offer Letter between the Registrant and Tom Schollmeyer and amendment.

10.6+¯	Offer Letter between the Registrant and David Milam and amendment.

10.7+¯	Offer Letter between the Registrant and Moni Manor.

10.8+¯	Five9, Inc. 2004 Equity Incentive Plan and related form agreements.

10.9*+	Five9, Inc. 2014 Equity Incentive Plan and related form agreements.

10.10*+	Five9, Inc. 2014 Employee Stock Purchase Plan.

10.11*+	2013 Bonus Plan.

10.12¯	Office Lease for Bishop Ranch Building, dated December 16, 2011, between the Registrant and Alexander Properties Company.

10.13¯	Loan and Security Agreement, dated March 8, 2013, by and between the Registrant and City National Bank.

10.14¯	First Amendment to Loan and Security Agreement, dated as of October 18, 2013, by and between the Registrant and City National Bank.

10.15¯	Equipment Loan Agreement, dated February 23, 2010, between the Registrant and Atel Capital Group.

10.16¯	Equipment Lease Agreement, dated October 27, 2011, between the Registrant and Cisco Systems Capital Corporation.

Exhibit number	Description

10.17¯	Equipment Lease Agreement, dated November 8, 2012, between the Registrant and Winmark Capital Corporation.

10.18¯	Equipment Lease Agreement, dated December 16, 2010, between the Registrant and Fountain Partners.

10.19¯	Equipment Lease Agreement, dated November 1, 2010, between the Registrant and Hewlett-Packard Financial Services.

10.20§¯	Master Space Agreement, dated November 1, 2012, between the Registrant and Quality Investment Properties Metro, LLC.

10.21§¯	Addendum to Master Space Agreement, dated January 2, 2013, between the Registrant and Quality Investment Properties Metro, LLC.

10.22§¯	Master License and Service Agreement, dated November 1, 2011, between the Registrant and Coresite Coronado Stender, L.L.C. and Coresite Services, Inc.

10.23¯	Promissory Note, dated July 16, 2013, between the Registrant and Universal Service Administrative Company.

16.1*	Letter from Deloitte & Touche LLP to the Securities and Exchange Commission.

21.1*	Subsidiaries of the Company.

23.1*	Consent of KPMG LLP, independent registered public accounting firm.

23.2*	Consent of Moss Adams LLP, independent auditors.

23.3*	Consent of Jones Day (included in Exhibit 5.1).

24.1*	Power of Attorney (see the signature page to this Registration Statement on Form S-1).

¯	Previously filed.

*	To be filed by amendment.

§	Portions of this exhibit will be omitted pending a determination by the Securities and Exchange Commission as to whether these portions should be granted confidential treatment.

#	Pursuant to Item 601(b)(2) of Regulation S-K, the Registrant agrees to furnish supplementally a copy of any omitted exhibit or schedule to the Securities and Exchange Commission upon request.

+	Indicates management contract or compensatory plan.